2018

ANNUAL REPORT

CNO FINANCIAL GROUP

BANKERS LIFE® | COLONIAL PENN® | Washington National®

Table of Contents

A Letter to Shareholders from CEO Gary C. Bhojwani	2

Annual Report on Form 10-K	6

Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	41

Selected Consolidated Financial Data	43

Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations	44

Consolidated Financial Statements	95

Exhibits and Financial Statement Schedules	158

Directors of CNO Financial Group, Inc.	165

Investor Information	166

A Letter to Shareholders from CEO Gary C. Bhojwani

To our shareholders:

As I reflect on my first year as chief executive officer of CNO Financial Group, I am proud of what we accomplished in 2018. I also know with equal certainty that we have more work to do to build a stronger, more competitive company. The amount of work yet to be done is second only to our promise and potential.

Before I provide my perspective on our 2018 performance and share with you why I believe CNO remains a good investment, I wish to thank several important groups of people.

I begin by recognizing Neal Schneider for his service as chairman of the CNO board of directors. Neal retired as board chairman in May 2018, a position he held since 2011. He continues to serve as a director and as a member of both the Audit and Enterprise Risk Committee and the Governance and Nominating Committee. Neal joined the CNO board of directors in 2003. During his tenure as a director and later as board chairman, he helped successfully guide the company through our financial restructuring as well as the global financial crisis. Neal has been (and continues to be) an advocate for our customers and providing products that meet their financial security needs. For his dedicated stewardship on behalf of CNO over the past 15 years, I extend my sincere thanks.

Next, I wish to acknowledge Dan Maurer, our newly elected board chairman. Dan joined the CNO Financial board in May 2015 after having served in senior leadership roles at Intuit, Procter & Gamble and Campbell Soup Company. On behalf of the entire CNO executive leadership group, we thank Dan and the entire CNO board for their ongoing commitment to CNO.

Finally, to our 3,300 full-time associates and our more than 4,800 agents, I extend my appreciation for their unwavering dedication to serving the health and retirement needs of our policyholders nationwide. I also wish to thank our customers and shareholders for the trust they place in CNO Financial Group and our insurance companies: Bankers Life, Washington National and Colonial Penn.

2018 Performance

I have been asked frequently: “How should we view CNO’s performance in 2018?”

First, we can’t overlook the loss CNO posted in 2018. However, the bottom line does not tell the full story. Our 2018 results were negatively impacted by a transformative long-term care (LTC) reinsurance transaction that fundamentally changed the risk and earnings profile of our business. While the loss generated from this transaction is material, we firmly believe this transaction is critical to CNO’s long- term success and serves the best interests of our shareholders (more on this later). Fourth quarter equity market volatility also unfavorably impacted our performance, although we view this as temporary.

I am especially proud that CNO successfully reduced our LTC exposure and significantly de-risked the balance sheet as compared to one year ago. In 2018, we ceded $2.7 billion of statutory reserves to Wilton Re. The transaction included 100% of our legacy (prior to 2003) comprehensive and nursing home policies, which had the most potential tail risk and volatility.

CNO was the only company that completed a significant LTC reinsurance transaction in 2018. This should provide considerable comfort that the portion of our LTC block that remains has a very different profile from the other long-term care blocks in the marketplace that continue to generate negative headlines.

In completing this transaction, we achieved our stated objective to reduce our exposure to the most unpredictable portion of our LTC business. We materially reduced the possibility of a future reserve strengthening charge. Bankers Life paid a ceding commission of $825 million, which drove a loss of $661 million, or $4.00 per share. Although expensive, we are confident this was a prudent long-term move.

Absent this block of business, we expect a meaningful increase in our free cash flow generation and return on equity (ROE). Moody’s was the first to recognize this fundamental change, upgrading CNO to investment grade this past October. We remain on positive outlook with both S&P and Fitch.

The second—and arguably more important— part of our 2018 story is growth. When I look at the recurring measures of our business, I believe we executed well against our strategy and delivered strong operational and financial performance. Highlights include:

●	Generated growth in all five of our key scorecard metrics in both the third and fourth quarters, compared to the same periods in the prior year.

●	Grew first year collected premiums by 8%; total collected premiums by 3%.

●	Returned $166 million to shareholders.

●	Paid more than $2.1 billion in claims.

I was particularly encouraged that many of the growth initiatives implemented over the past six to eight quarters began to drive strong production across all our companies. Total sales in our three businesses reflected sales growth in both the third and fourth quarters, compared to the same periods in the prior year. It has been many years since this has been the case at CNO.

After a slow start, Life and Health New Annualized Premium (NAP) growth accelerated in the second half of the year to grow by 5%

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compared to the same period in the prior year. Collected premiums at our operating segments increased 10% in the fourth quarter and 4.5% for the full year. Annuity collected premiums increased 30% for the fourth quarter and 13% for 2018 overall.

Third, I cannot overstate the importance of another force influencing our execution: changing our culture to embrace growth. During our company’s “fix and focus” chapter, CNO appropriately had a risk-averse culture, which sometimes meant sacrificing efficiency, speed and innovation. With our focus having shifted squarely toward growth, we are becoming increasingly comfortable with taking smart, calculated risks. Continuously evaluating how we approach our day-to-day business will allow us to get better, faster.

It is not easy to change a risk-averse culture, but we’re gaining momentum. Our product development cycle is moving at a faster pace than ever before with 12 new products and product enhancements launched in 2018. We also invested in technology. A large-scale initiative to improve agent productivity was introduced at Bankers Life at the end of 2018. Colonial Penn improved sales and advertising results due in part to agent and web technology enhancements to improve the customer experience and increase lead productivity.

Finally, we remain committed to deploying 100% of our excess free cash flow to its highest and best use over time. CNO maintains strong free cash flow generation that provides significant optionality for us to reinvest in the business or to return capital to shareholders in the form of dividends and share repurchases. Since 2011, we have spent $2.1 billion to repurchase our common stock and have $284 million remaining on our current authorization to repurchase shares.

In 2018, we repurchased $100 million of common stock, including $40 million in the fourth quarter, taking advantage of market volatility and a depressed stock price. We intend to remain flexible and opportunistic with these decisions, as well as responsive to changing market conditions. We believe strongly that our free cash flow generation and capital deployment will prove to be a key source of long-term value creation. However, we also believe that investing in growth and returning capital to shareholders are not mutually exclusive.

Bankers Life 2018 Results

I am pleased to report that the impact of the various growth initiatives implemented at Bankers Life over the past six to eight quarters began to take hold in earnest in 2018. Total collected premiums were up 5% for the full year, including 12% in the fourth quarter alone.

Investments in reshaping the agency force contributed to the improving production results in 2018. While low unemployment creates significant headwinds to our efforts to recruit agents to a commission-based career opportunity, in 2018, we grew agent yield and agent productivity while recruiting fewer agents. New agent training, innovative recruiting tactics and retention initiatives helped drive a 4% increase in our quarterly average producing agent counts, plus a significant improvement in first-year agent retention. Changes to the incentive structure coupled with technology enhancements contributed positive results in agent productivity.

Bankers Life is also proving that we can successfully reach slightly younger, wealthier customers within the middle market as our “expand to the right” strategy gains traction. The average annuity face value increased 10% in 2018, and more than 40% in the past three years. Annuity collected premiums were up 13% for the full year. One in eight (13%) Bankers Life agents is now dually licensed as a financial advisor. Our Broker-Dealer and Registered Investment Advisor (BD/RIA) business now has client assets of more than $1.1 billion. This is an important indicator for us as consumer relationships tend to be much stronger when we provide not just protection products, but also income and retirement solutions.

However, not everything went well at Bankers Life in 2018. We experienced an elevated benefit ratio in our Medicare supplement business during the second half of the year and raised our guidance for 2019 benefit ratios. Notably, we are able to adjust Medicare supplement rates annually, so we expect to return margins to more normalized levels within a year or so. Importantly, even at the slightly elevated levels, our Medicare supplement business remains healthy and profitable.

The Bankers Life business continues to generate significant earnings and cash flow. Now that we are returning to growth, I am even more optimistic about its long-term prospects.

Washington National 2018 Results

Washington National performed well in 2018, with NAP from life and health products up 3% for the full year (including a record 11% in the fourth quarter) and total collected premiums up 3% over prior year.

I am especially pleased with the performance of our worksite business, which delivered record production in 2018. Worksite sales were up 18% for the full year, and up 38% for the fourth quarter alone. Worksite now represents more than 40% of total Washington National sales and we are committed to continue investing in these capabilities.

Washington National’s 2018 performance was driven by growth initiatives implemented over the past six to eight quarters. This includes the 14-state geographic expansion initiative, which delivered an impressive level of incremental NAP in 2018. Since we only recently entered these new states, market penetration remains low, providing opportunity for continued growth.

Washington National’s efforts to enhance the product portfolio also has momentum that is carrying into 2019. Hospital Assure, our new hospitality indemnity product launched in late 2018, has been well received by both consumers and our distribution force. Product portfolio diversification continued through short-term care and life insurance sales, the latter comprising 10% of the segment’s overall sales mix.

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While worksite outperformed in 2018, the individual part of the business fell short of expectations. A depressed farm and rural economy contributed in part to lower than projected sales. We have also not made enough progress in PMA agent recruiting. That said, quarterly average producing agents were up 6% in the fourth quarter. I am confident we will generate improvement in both areas.

Colonial Penn 2018 Results

After a slow start to the first half of the year due to telesales agent staffing challenges, Colonial Penn delivered an impressive turnaround. I am pleased to report we ended the year with sales up 5%, total collected premiums up 2% over the prior year, and normalized telesales agent levels.

Efforts to expand and diversify Colonial Penn’s lead generation sources beyond the company’s traditional model of direct response television (DRTV) are part of Colonial Penn’s 2018 highlights. In fact, 2018 web and digital sales grew 27% versus the prior year and now account for 16% of total sales. Investments in technology initiatives such as voice signature and an enhanced website user experience have also led to meaningful improvements in lead conversion and agent productivity.

While Colonial Penn turned in a strong performance in 2018, I would like to see us move even faster to extend the Colonial Penn brand, expand its product portfolio and further our investments in direct-to-consumer (DTC) technology.

Why Invest in CNO Financial Group

I am a strong believer in CNO and I want to share why. Understanding how changing consumer demographics and macro-economic factors influence the insurance market provides important context for assessing an investment in any insurance company.

Most Americans are not financially prepared for retirement. Research conducted by our Bankers Life Center for a Secure Retirement found that nearly seven in 10 (69%) middle-income Boomers do not believe or do not know if they have enough money to live comfortably to age 85, the average life expectancy of a 65-year-old Boomer today. This finding is especially worrisome and critical within the middle market, which includes consumers with annual household incomes of between $30,000 and $100,000 with less than $500,000 in investable assets. The impact of outliving one’s retirement savings or the cost of an unexpected medical bill is especially devastating for families at this income level. As a child of first-generation immigrants, I can relate. Many of you may feel this connection too.

The market for those needing financial security products continues to grow. Boomers currently account for approximately 20% of the U.S. population. The youngest Boomers turned age 54 in 2018. This means that from now until 2030, 10,000 people per day will turn age 65, qualify for Medicare and be eligible to take early Social Security benefits. The oldest Boomers are now required to take their required minimum distributions (RMDs) from their retirement accounts, which leads to a need for assistance on how to manage this income.

Furthermore, middle-market consumers are often underserved by large insurance carriers. These companies believe (incorrectly in our opinion) that it is more profitable to focus on the affluent or mass affluent consumers. This creates a disproportionate number of middle-income retirees and pre-retirees who do not receive professional advice or product recommendations when planning for retirement.

Against these demographic and societal factors, the natural question is: “What makes CNO Financial a good investment?”

The attributes that make CNO unique are also the very reasons to invest in our company:

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Market Focus: CNO is among a small number of companies focused exclusively on the middle-income market. This has long been our focus and it remains unchanged. Even as we advance with our “expand to the right” strategy targeting slightly younger, wealthier consumers, we stay squarely focused on the middle market. Since these households are often overlooked by larger carriers, CNO has a natural advantage.

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Distribution: Unlike other insurance carriers, we have a unique network of distribution channels that allows us to reach these consumers according to their specific preferences. Bankers Life has career agents, we have wholly-owned and independent distributors at Washington National, and we operate a direct-to-consumer business at Colonial Penn. Our diversified infrastructure is a significant competitive advantage and allows us to experiment and cross-pollinate ideas from each channel.

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Health and Wealth Solutions: As consumers approach age 65 and prepare to transition to Medicare, nearly all look for guidance and solutions to fill the gaps in their healthcare coverage. As a result, Medicare supplement products are as close to a nonvoluntary product as exists in our industry. Bankers Life is one of a handful of insurers that both manufactures and distributes Medicare supplement insurance (Bankers Life also distributes third-party Medicare Advantage products). Initial Medicare-related sales have proven to be a key door opener for agents to further assess consumer needs and recommend additional products, such as life insurance, long-term care insurance or an annuity. One in three Medicare supplement customers purchase a second product from Bankers Life.

●

Insurance and Securities Solutions: Consumer relationships are stronger and more persistent when we offer a complete retirement needs assessment, not just protection products. An insurance purchase conversation may begin as transactional. The relationship evolves into a more holistic, long-term approach when we also advise on the wealth accumulation and income preservation needs of our consumers. It also provides a career advancement path for insurance agents to move up to become securities-licensed financial advisors, which improves retention. In 2016, we started a Broker-Dealer and Registered Investment Advisor (BD/RIA) business and now have client assets of more than $1.1 billion.

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Finally, our 2018 performance speaks to the strategic changes taking place at CNO. Our strong free cash flow generation, lower-risk balance sheet and renewed focus on growth are all markers of that success and rationale for continued investment in CNO. We believe we are the only insurance group that has all of these unique attributes.

Commitment to Social Responsibility

We realize that our success is tied to the well-being of our customers, associates, neighbors and the way we conduct our business. In recognition of the increased importance that investors now place on environment, social and governance criteria (ESG), we recently formed a management committee comprised of senior management and other leaders to formulate and drive the execution of the company’s social responsibility and sustainability strategy. We expect this strategy to focus on four key areas: community development and philanthropy, employee well-being, ethics and governance, and environmental responsibility and enterprise risk management.

Commitment to Associate Relations

No business can thrive without committed associates who make up the workforce that serves our customers. This is particularly true in insurance, where we do not have factories or durable goods to sell. Our associates are our primary and most valuable asset. They develop products, advise clients, service customers and support the efficient running of the organization.

At CNO, we know that top-to-bottom associate alignment will help us achieve sustained success. During the second quarter, we leveraged the benefit of tax reform to introduce an enhanced compensation program for our employees. Like many companies, we had the opportunity to offer a one-time bonus payout to employees in 2018. Instead, we opted to invest in a broader, enhanced compensation program, which includes an annual cash bonus program, a one-time stock option grant and an employee stock purchase plan. We believe the ongoing cash bonus and employee stock purchase plan will not only benefit and incent associates, but also more closely connect them with the company’s success.

What to Expect in 2019

CNO strategic priorities remain unchanged. We will continue to grow the franchise; launch new products and services; expand to the right to reach slightly younger, wealthier consumers within the middle market; and deploy our robust free cash flow to its highest and best use. Cultivating a workplace culture that rewards taking smart, calculated risks is also a priority and a personal goal against which I measure my own performance.

We expect that ongoing market volatility in 2019 will generate increased interest in financial planning products, particularly within the middle market. With our singular focus on this demographic, CNO is extremely well positioned to serve middle-market consumers with their income protection needs. As they look for stability, our products and guidance from our agents and advisors will be needed more than ever.

At its core, our capital deployment strategy has remained consistent. While we recognize the long-term importance of investing in growing the business, when our shares are trading at a significant discount to book value, we recognize that we would be hard-pressed to find an acquisition or internal investment that could generate a similar or better risk-adjusted return.

Given our robust free cash flow generation and strong balance sheet, we believe that share repurchases, organic investments and M&A need not be mutually exclusive in any given year. We will take a very disciplined approach to the use of capital. Any capital outlay must have clear strategic value and compelling financial attributes.

In closing, I’m very proud of our 2018 accomplishments, and we have entered 2019 with good momentum. Many of our growth initiatives are just now starting to gain traction, leaving significant runway for further growth and shareholder value creation. We are building a stronger, more competitive company. CNO remains extremely well positioned for 2019 and beyond.

Thank you for your continued support of, and interest in, CNO.

Regards,

Gary C. Bhojwani
Chief Executive Officer
CNO Financial Group, Inc.

March 11, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K
☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to _______

CNO FINANCIAL GROUP, INC.

Commission File Number 001-31792
DELAWARE	75-3108137
State of Incorporation	IRS Employer Identification No.
11825 N. Pennsylvania Street Carmel, Indiana 46032	(317) 817-6100
Address of principal executive offices	Telephone

SECURITIES REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:
Title of each class	Name of Each Exchange on which Registered
Common Stock, par value $0.01 per share	New York Stock Exchange
Rights to purchase Series C Junior Participating Preferred Stock	New York Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:
NONE

	YES	NO
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.	☑	☐
Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.	☐	☑
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:	☑	☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).	☑	☐
Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.	☐
Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company filer ☐	Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.		☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):	☐	☑

At June 30, 2018, the last business day of the Registrant’s most recently completed second fiscal quarter, the aggregate market value of the Registrant’s common equity held by nonaffiliates was approximately $3.1 billion.

Shares of common stock outstanding as of February 8, 2019: 160,715,150

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the Registrant’s definitive proxy statement for the 2019 annual meeting of shareholders are incorporated by reference into Part III of this report.

6     CNO FINANCIAL GROUP, INC. - Form 10-K

CNO FINANCIAL GROUP, INC. - Form 10-K     7

PART I

ITEM 1. Business of CNO.

CNO Financial Group, Inc., a Delaware corporation (“CNO”), is a holding company for a group of insurance companies operating throughout the United States that develop, market and administer health insurance, annuity, individual life insurance and other insurance products. The terms “CNO Financial Group, Inc.”, “CNO”, the “Company”, “we”, “us”, and “our” as used in this report refer to CNO and its subsidiaries. Such terms, when used to describe insurance business and products, refer to the insurance business and products of CNO’s insurance subsidiaries.

We focus on serving middle-income pre-retiree and retired Americans, which we believe are attractive, underserved, high growth markets. We sell our products through three distribution channels: career agents, independent producers (some of whom sell one or more of our product lines exclusively) and direct marketing. As of December 31, 2018, we had shareholders’ equity of $3.4 billion and assets of $31.4 billion. For the year ended December 31, 2018, we had revenues of $4.3 billion and a net loss of $315.0 million (including a loss on a reinsurance transaction of $661.1 million, net of taxes and gains recognized on the assets transferred in the transaction). See our consolidated financial statements and accompanying footnotes for additional financial information about the Company and its segments.

The Company manages its business through the following operating segments: Bankers Life, Washington National and Colonial Penn, which are defined on the basis of product distribution; long-term care in run-off; and corporate operations, comprised of holding company activities and certain noninsurance company businesses. On September 27, 2018, the Company completed a long-term care reinsurance transaction pursuant to which its wholly-owned subsidiary, Bankers Life and Casualty Company (“Bankers Life”), entered into an agreement with Wilton Reassurance Company (“Wilton Re”) to cede all of its legacy (prior to 2003) comprehensive and nursing home long-term care policies (with statutory reserves of $2.7 billion) through 100% indemnity coinsurance. In anticipation of the reinsurance agreement, the Company reorganized its business segments to move the block to be ceded from the “Bankers Life segment” to the “Long-term care in run-off segment” in the third quarter of 2018. All prior period segment disclosures have been revised to conform to management’s current view of the Company’s operating segments.

The Company’s insurance segments are described below:

Bankers Life, which underwrites, markets and distributes Medicare supplement insurance, interest-sensitive life insurance, traditional life insurance, fixed annuities and long-term care insurance products to the middle-income senior market through a dedicated field force of career agents, financial and investment advisors, and sales managers supported by a network of community-based sales offices. The Bankers Life segment includes primarily the business of Bankers Life. Bankers Life also has various distribution and marketing agreements with other insurance companies to use Bankers Life’s career agents to distribute Medicare Advantage and prescription drug plans (“PDP”) products in exchange for a fee.

Washington National, which underwrites, markets and distributes supplemental health (including specified disease, accident and hospital indemnity insurance products) and life insurance to middle-income consumers at home and at the worksite. These products are marketed through Performance Matters Associates, Inc. (“PMA”, a wholly owned subsidiary) and through independent marketing organizations and insurance agencies including worksite marketing. The products being marketed are underwritten by Washington National Insurance Company (“Washington National”). This segment’s business also includes certain closed blocks of annuities and Medicare supplement policies which are no longer being actively marketed by this segment and were primarily issued or acquired by Washington National.

Colonial Penn, which markets primarily graded benefit and simplified issue life insurance directly to customers in the senior middle-income market through television advertising, direct mail, the internet and telemarketing. The Colonial Penn segment includes primarily the business of Colonial Penn Life Insurance Company (“Colonial Penn”).

Long-term care in run-off consists of: (i) the long-term care business that was recaptured due to the termination of certain reinsurance agreements effective September 30, 2016 (such business is not actively marketed and was issued or acquired by Washington National and Bankers Conseco Life Insurance Company (“BCLIC”)); and (ii) certain legacy (prior to 2003) comprehensive and nursing home long-term care policies which were ceded to Wilton Re in September 2018 (such business was not actively marketed and was issued by Bankers Life).

8     CNO FINANCIAL GROUP, INC. - Form 10-K

PART I
ITEM 1 Business of CNO

Our Strategic Direction

At CNO, our mission is to enrich lives by providing financial solutions that help protect the health and retirement needs of middle-income Americans, while building enduring value for all our stakeholders. We remain committed to our strategic priorities to grow the franchise, launch new products and services, expand to the right to reach slightly younger, wealthier consumers within the middle market, and deploy excess capital to its highest and best use.

Our middle-market focus and diverse distribution is a key strength and opportunity for CNO. We have career agents at Bankers Life, wholly-owned and independent distributors at Washington National and a direct-to-consumer business at Colonial Penn to reach consumers according to their preferences. Our product portfolio mix is well-aligned to the retirement, healthcare, supplemental health and income accumulation needs of working-age consumers as well as those in and near retirement. As Americans live longer into their retirement years, consumers need holistic retirement income planning, which includes our insurance and annuity solutions, and the investments offered by our broker-dealer and growing force of registered investment advisors. Specifically, we are focused on the following priorities:

Growth
●	Maximize our product portfolio to ensure it meets our customers’ needs for integrated products and advice covering a broad range of their financial goals
●	Respond effectively to evolving customer preferences
●	Expand and enhance elements of our broker-dealer and registered investment advisor program
●	Continue our “expand to the right” strategy to reach slightly younger and wealthier consumers within the middle-income market
●	Increase the speed-to-market for new products that are a good fit for our customers
●	Make strategic, measured changes to our business practices to improve our competitive advantage
●	Continue to invest in technology to support agent productivity and relationships with our customers

Increase profitability and return on equity
●	Maintain our strong capital position and favorable financial metrics
●	Work to increase our return on equity
●	Maintain pricing discipline

Effectively manage risk and deploy capital
●	Maintain an active enterprise risk management process
●	Utilize excess cash flow to maximize long-term returns
●	Maintain a competitive dividend payout ratio

Continue to invest in talent
●	Attract, retain and develop the best talent to help us drive sustainable growth
●	Recruit, develop and retain our agent force

Other Information

Our executive offices are located at 11825 N. Pennsylvania Street, Carmel, Indiana 46032, and our telephone number is (317) 817-6100. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act are available free of charge on our website at www.CNOinc.com as soon as reasonably practicable after they are electronically filed with, or furnished to, the Securities and Exchange Commission (the “SEC”). These filings are also available on the SEC’s website at www.sec.gov. Copies of these filings are also available, without charge, from CNO Investor Relations, 11825 N. Pennsylvania Street, Carmel, IN 46032.

Our website also includes the charters of our Audit and Enterprise Risk Committee, Executive Committee, Governance and Nominating Committee, Human Resources and Compensation Committee and Investment Committee, as well as our Corporate Governance Operating Principles and our Code of Business Conduct and Ethics that applies to all officers, directors and employees. Copies of these documents are available free of charge on our website at www.CNOinc.com or from CNO Investor Relations at the address shown above. Within the time period specified by the SEC and the New York Stock Exchange, we will post on our website any amendment to our Code of Business Conduct and Ethics and any waiver applicable to our principal executive officer, principal financial officer or principal accounting officer.

In June 2018, we filed with the New York Stock Exchange the Annual CEO Certification regarding the Company’s compliance with their Corporate Governance listing standards as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual. In addition, we have filed as exhibits to this 2018 Form 10-K the applicable certifications of the Company’s Chief Executive Officer and Chief Financial Officer required under Section 302 of the Sarbanes-Oxley Act of 2002 regarding the Company’s public disclosures.

CNO became the successor to Conseco, Inc., an Indiana corporation (our “Predecessor”), in connection with a bankruptcy reorganization which became effective on September 10, 2003 (the “Effective Date”). Our Predecessor was organized in 1979 and commenced operations in 1982.

Data in Item 1 are provided as of or for the year ended December 31, 2018 (as the context implies), unless otherwise indicated.

CNO FINANCIAL GROUP, INC. - Form 10-K     9

PART I
ITEM 1 Business of CNO

Marketing and Distribution

Insurance

Our insurance subsidiaries develop, market and administer health insurance, annuity, individual life insurance and other insurance products. We sell these products through three primary distribution channels: career agents, independent producers (some of whom sell one or more of our product lines exclusively) and direct marketing. We had premium collections of $3.8 billion, $3.7 billion and $3.6 billion in 2018, 2017 and 2016, respectively.

Our insurance subsidiaries collectively hold licenses to market our insurance products in all fifty states, the District of Columbia, and certain protectorates of the United States. Sales to residents of the following states accounted for at least five percent of our 2018 collected premiums: Florida (10 percent), Pennsylvania (6 percent), Texas (5 percent) and Iowa (5 percent).

We believe that most purchases of life insurance, accident and health insurance and annuity products occur only after individuals are contacted and solicited by an insurance agent. Accordingly, the success of our distribution system is largely dependent on our ability to attract and retain experienced and highly motivated agents. A description of our primary distribution channels is as follows:

Career Agents. The products of the Bankers Life segment are sold through a career agency force of over 4,100 producing agents working from over 265 Bankers Life branch offices and satellites. These agents establish one-on-one contact with potential policyholders and promote strong personal relationships with existing policyholders. The career agents sell primarily Medicare supplement and long-term care insurance policies, life insurance and annuities. In 2018, the Bankers Life segment had total collected premiums related to this distribution channel of $2.6 billion, or 70 percent, of our total collected premiums. These agents sell Bankers Life policies, as well as Medicare Advantage plans through distribution arrangements with third-party insurance companies, and typically visit the prospective policyholder’s home to conduct personalized “kitchen-table” sales presentations. After the sale of an insurance policy, the agent serves as a contact person for policyholder questions, claims assistance and additional insurance needs.

Independent Producers. The products of the Washington National segment are primarily sold through our wholly-owned marketing organization, PMA. In addition, Washington National’s products are sold through a diverse network of independent agents, insurance brokers and marketing organizations. The general agency and insurance brokerage distribution system is comprised of independent licensed agents doing business in all fifty states, the District of Columbia, and certain protectorates of the United States. In 2018, this distribution channel accounted for $692.8 million, or 18 percent, of our total collected premiums.

Marketing organizations typically recruit agents by advertising our products and commission structure through direct mail advertising or through seminars for agents and brokers. These organizations bear most of the costs incurred in marketing our products. We compensate the marketing organizations by paying them a percentage of the commissions earned on new sales generated by agents recruited by such organizations. Certain of these marketing organizations are specialty organizations that have a marketing expertise or a distribution system related to a particular product or market, such as worksite and individual health products.

Direct Marketing. This distribution channel is engaged primarily in the sale of graded benefit life insurance policies through Colonial Penn using direct response marketing techniques. New policyholder leads are generated primarily from television, print advertising, direct response mailings and the internet. In 2018, this channel accounted for $298.3 million, or 8 percent, of our total collected premiums.

Products

The following table summarizes premium collections by major category and segment for the years ended December 31, 2018, 2017 and 2016 (dollars in millions):

TOTAL PREMIUM COLLECTIONS

	2018	2017	2016
Health:
Bankers Life	$1,019.0	$1,025.1	$1,028.5
Washington National	659.3	642.5	628.4
Colonial Penn	1.7	2.0	2.4
Long-term care in run-off	145.8	205.2	211.5
Total health	1,825.8	1,874.8	1,870.8
Annuities:
Bankers Life	1,163.2	1,030.6	970.0
Washington National	1.3	.9	1.5
Total annuities	1,164.5	1,031.5	971.5
Life:
Bankers Life	466.0	462.4	461.1
Washington National	32.2	30.0	29.4
Colonial Penn	296.6	289.6	277.8
Total life	794.8	782.0	768.3
TOTAL PREMIUM COLLECTIONS	$3,785.1	$3,688.3	$3,610.6

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Our collected premiums by product and segment were as follows:

Health

HEALTH PREMIUM COLLECTIONS (DOLLARS IN MILLIONS)

	2018	2017	2016
Medicare supplement:
Bankers Life	$734.3	$739.4	$739.3
Washington National	46.3	51.6	61.0
Colonial Penn	1.5	1.9	2.3
Total	782.1	792.9	802.6
Long-term care:
Bankers Life	255.1	257.0	261.8
Long-term care in run-off	145.8	205.2	211.5
Total	400.9	462.2	473.3
Supplemental health:
Bankers Life	23.6	22.6	21.2
Washington National	611.3	589.1	565.5
Total	634.9	611.7	586.7
Other:
Bankers Life	6.0	6.1	6.2
Washington National	1.7	1.8	1.9
Colonial Penn	.2	.1	.1
Total	7.9	8.0	8.2
TOTAL HEALTH PREMIUM COLLECTIONS	$1,825.8	$1,874.8	$1,870.8

The following describes our major health products:

Medicare Supplement

Medicare supplement collected premiums were $782.1 million during 2018, or 21 percent, of our total collected premiums. Medicare is a federal health insurance program for disabled persons and seniors (age 65 and older). Part A of the program provides protection against the costs of hospitalization and related hospital and skilled nursing facility care, subject to an initial deductible, related coinsurance amounts and specified maximum benefit levels. The deductible and coinsurance amounts are subject to change each year by the federal government. Part B of Medicare covers doctor’s bills and a number of other medical costs not covered by Part A, subject to deductible and coinsurance amounts for charges approved by Medicare. The deductible amount is subject to change each year by the federal government.

Medicare supplement policies provide coverage for many of the hospital and medical expenses which the Medicare program does not cover, such as deductibles, coinsurance costs (in which the insured and Medicare share the costs of medical expenses) and specified losses which exceed the federal program’s maximum benefits. Our Medicare supplement plans automatically adjust coverage to reflect changes in Medicare benefits. In marketing these products, we currently concentrate on individuals who have recently become eligible for Medicare by reaching the age of 65. Approximately 62 percent of new sales of Medicare supplement policies in 2018 were to individuals who had recently reached the age of 65.

Bankers Life sells Medicare supplement insurance. Washington National discontinued new sales of Medicare supplement policies in 2012 to focus on the sale of supplemental health products.

Long-Term Care

Long-term care collected premiums were $400.9 million during 2018, or 10 percent of our total collected premiums. Excluding the collected premiums related to the legacy long-term care business that was ceded under a 100% indemnity coinsurance agreement in September 2018, long-term care collected premiums were $270.4 million during 2018, or 7 percent of our total collected premiums. Long-term care products provide coverage, within prescribed limits, for nursing homes, home healthcare, or a combination of both. We sell long-term care plans primarily to retirees and, to a lesser degree, to older self-employed individuals in the middle-income market.

We continue to sell long-term care insurance through the Bankers Life career agent distribution channel. The business currently being sold is underwritten using stricter underwriting and pricing standards and has shorter benefit periods than the long-term care policies that were ceded pursuant to a reinsurance transaction completed in September 2018. During 2018, 98 percent of new sales of long-term care products in the Bankers Life segment had benefit periods of two years or less and 25 percent of all new sales are reinsured with a third party. At December 31, 2018, 94 percent of the long-term care policies in the Bankers Life segment have benefit periods of less than four years and 55 percent of such long-term care policies have benefit periods of one year or less. In the third quarter of 2018, we ceased sales of home health care only long-term care policies. In addition, we ceased sales of comprehensive and nursing home long-term care policies with benefit periods exceeding three years. Comprehensive policies cover both nursing home care and home healthcare. Home healthcare benefits included in comprehensive policies cover

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incurred charges after a deductible or elimination period and are subject to a weekly or monthly maximum dollar amount, and an overall benefit maximum. We monitor the loss experience on our long-term care products and, when appropriate, apply for actuarially justified rate increases in the jurisdictions in which we sell such products. Regulatory approval is required before we can increase our premiums on these products.

Supplemental Health Products

Supplemental health collected premiums were $634.9 million during 2018, or 17 percent of our total collected premiums. These policies generally provide fixed or limited benefits. Cancer insurance and heart/stroke products are guaranteed renewable individual accident and health insurance policies. Payments under cancer insurance policies are generally made directly to, or at the direction of, the policyholder following diagnosis of, or treatment for, a covered type of cancer. Heart/stroke policies provide for payments directly to the policyholder for treatment of a covered heart disease, heart attack or stroke. Accident products combine insurance for accidental death with limited benefit disability income insurance. Hospital indemnity products provide a fixed dollar amount per day of confinement in a hospital. The benefits provided under the supplemental health policies do not necessarily reflect the actual cost incurred by the insured as a result of the illness, or accident, and benefits are not reduced by any other medical insurance payments made to or on behalf of the insured.

Approximately 74 percent of the total number of our supplemental health policies inforce was sold with return of premium or cash value riders. The return of premium rider generally provides that, after a policy has been inforce for a specified number of years or upon the policyholder reaching a specified age, we will pay to the policyholder, or in some cases, a beneficiary under the policy, the aggregate amount of all premiums paid under the policy, without interest, less the aggregate amount of all claims incurred under the policy. For some policies, the return of premium rider does not have any claim offset. The cash value rider is similar to the return of premium rider, but also provides for payment of a graded portion of the return of premium benefit if the policy terminates before the return of premium benefit is earned.

Premiums collected on supplemental health products in the Bankers Life segment primarily relate to a critical illness product that was introduced in 2012. This critical illness insurance product pays a lump sum cash benefit directly to the insured when the insured is diagnosed with a specified critical illness. The product is designed to provide additional financial protection associated with treatment and recovery as well as cover non-medical expenses such as: (i) loss of income; (ii) at home recovery or treatment; (iii) experimental and/or alternative medicine; (iv) co-pays, deductibles and out-of-network expenses; and (v) child care and transportation costs.

Other Health Products

Collected premiums on other health products were $7.9 million during 2018. This category includes various other health products such as disability income products which are sold in small amounts and other products such as major medical health insurance which are no longer actively marketed.

Annuities

ANNUITY PREMIUM COLLECTIONS (DOLLARS IN MILLIONS)

	2018	2017	2016
Fixed index annuity:
Bankers Life	$1,112.0	$964.7	$868.1
Washington National	1.1	.6	1.2
Total fixed index annuity premium collections	1,113.1	965.3	869.3
Other fixed interest annuity:
Bankers Life	51.2	65.9	101.9
Washington National	.2	.3	.3
Total fixed interest annuity premium collections	51.4	66.2	102.2
TOTAL ANNUITY PREMIUM COLLECTIONS	$1,164.5	$1,031.5	$971.5

During 2018, we collected annuity premiums of $1,164.5 million, or 31 percent, of our total premiums collected. Annuity products include fixed index annuity, traditional fixed rate annuity and single premium immediate annuity products sold through Bankers Life. Washington National no longer actively sells annuity products. Annuities offer a tax-deferred means of accumulating savings for retirement needs, and provide a tax-efficient source of income in the payout period. Our major source of income from fixed rate annuities is the spread between the investment income earned on the underlying general account assets and the interest credited to contractholders’ accounts. For fixed index annuities, our major source of income is the spread between the investment income earned on the underlying general account assets and the cost of the index options purchased to provide index-based credits to the contractholders’ accounts.

The mix of premium collections between Bankers Life’s fixed index products and fixed interest annuity products has fluctuated due to volatility in the financial markets in recent periods. In addition, premium collections from Bankers Life’s fixed rate annuity products have been negatively impacted by low market interest rates in recent periods.

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The following describes the major annuity products:

Fixed Index Annuities

These products accounted for $1,113.1 million, or 30 percent, of our total premium collections during 2018. The account value (or  “accumulation value”) of these annuities is credited in an amount that is based on changes in a particular index during a specified period of time. Within each contract issued, each fixed index annuity specifies:

●	The index to be used.
●	The time period during which the change in the index is measured. At the end of the time period, the change in the index is applied to the account value. The time period of the contract ranges from 1 to 4 years.
●	The method used to measure the change in the index.
●	The measured change in the index is multiplied by a “participation rate” (percentage of change in the index) before the credit is applied. Some policies guarantee the initial participation rate for the life of the contract, and some vary the rate for each period.
●	The measured change in the index may also be limited by a “cap” before the credit is applied. Some policies guarantee the initial cap for the life of the contract, and some vary the cap for each period.
●	The measured change in the index may also be limited to the excess in the measured change over a “margin” before the credit is applied. Some policies guarantee the initial margin for the life of the contract, and some vary the margin for each period.

These products have guaranteed minimum cash surrender values, regardless of actual index performance and the resulting indexed-based interest credits applied. In 2016, we began offering a guaranteed lifetime income annuity, which allows policyholders to opt to receive a guaranteed income stream for life, without having to annuitize their policy.

We have generally been successful at hedging increases to policyholder benefits resulting from increases in the indices to which the product’s return is linked.

In 2018, a significant portion of our new annuity sales were “bonus interest” products. These products typically specify a bonus interest rate that generally ranges from 2 percent to 5 percent for the first policy year only. After the first year, the bonus interest portion of the initial crediting rate is automatically discontinued, and the renewal crediting is established.

Other Fixed Interest Annuities

These products include fixed rate single-premium deferred annuities (“SPDAs”), flexible premium deferred annuities (“FPDAs”) and single-premium immediate annuities (“SPIAs”). These products accounted for $51.4 million, or 1 percent, of our total premium collections during 2018, of which SPDAs and FPDAs comprised $43.6 million. Our fixed rate SPDAs and FPDAs typically have a crediting rate that is guaranteed by the Company for the first policy year, after which we have the ability to change the crediting rate to any rate not below a guaranteed minimum rate. The guaranteed rates on annuities written recently are 1 percent, and the guaranteed rates on all policies inforce range from 1.0 percent to 5.5 percent. As of December 31, 2018, the average crediting rate on our outstanding traditional annuities was 3 percent.

The initial crediting rate is largely a function of:

●	the interest rate we can earn on invested assets acquired with the new annuity fund deposits;
●	the costs related to marketing and maintaining the annuity products; and
●	the rates offered on similar products by our competitors.

For subsequent adjustments to crediting rates, we take into account current and prospective yields on investments, annuity surrender assumptions, competitive industry pricing and the crediting rate history for particular groups of annuity policies with similar characteristics.

Withdrawals from fixed interest annuities we are currently selling are generally subject to a surrender charge of 8 percent to 10 percent in the first year, declining to zero over a 5 to 12 year period, depending on issue age and product. Surrender charges are set at levels intended to protect the Company from loss on early terminations and to reduce the likelihood that policyholders will terminate their policies during periods of increasing interest rates. This practice is intended to lengthen the duration of policy liabilities and to enable us to maintain profitability on such policies.

Penalty-free withdrawals from fixed interest annuities of up to 10 percent of either premiums or account value are available in most fixed interest annuities after the first year of the annuity’s term.

Some fixed interest annuity products apply a market value adjustment during the surrender charge period. This adjustment is determined by a formula specified in the annuity contract, and may increase or decrease the cash surrender value depending on changes in the amount and direction of market interest rates or credited interest rates at the time of withdrawal. The resulting cash surrender values will be at least equal to the guaranteed minimum values.

SPIAs accounted for $7.8 million of our total premiums collected in 2018. SPIAs are designed to provide a series of periodic payments for a fixed period of time or for life, according to the policyholder’s choice at the time of issuance. Once the payments begin, the amount, frequency and length of time over which they are payable are fixed. SPIAs often are purchased by persons at or near retirement age who desire a steady stream of payments over a future period of years. The single premium is often the payout from a fixed rate contract. The implicit interest rate on SPIAs is based on market conditions when the policy is issued. The implicit interest rate on our outstanding SPIAs averaged 6.7 percent at December 31, 2018.

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Life Insurance

LIFE INSURANCE PREMIUM COLLECTIONS (DOLLARS IN MILLIONS)

	2018	2017	2016
Interest-sensitive life products:
Bankers Life	$170.8	$162.5	$175.0
Washington National	22.1	19.1	18.0
Colonial Penn	.2	.2	.3
Total interest-sensitive life premium collections	193.1	181.8	193.3
Traditional life:
Bankers Life	295.2	299.9	286.1
Washington National	10.1	10.9	11.4
Colonial Penn	296.4	289.4	277.5
Total traditional life premium collections	601.7	600.2	575.0
TOTAL LIFE INSURANCE PREMIUM COLLECTIONS	$794.8	$782.0	$768.3

Life products include traditional and interest-sensitive life insurance products. These products are currently sold through the Bankers Life, Washington National and Colonial Penn segments. During 2018, we collected life insurance premiums of $794.8 million, or 21 percent, of our total collected premiums.

Interest-Sensitive Life Products

These products include universal life and other interest-sensitive life products that provide life insurance with adjustable rates of return related to current interest rates. They accounted for $193.1 million, or 5 percent, of our total collected premiums in 2018. These products are marketed by independent producers and career agents (including independent producers and career agents specializing in worksite sales). The principal differences between universal life products and other interest-sensitive life products are policy provisions affecting the amount and timing of premium payments. Universal life policyholders may vary the frequency and size of their premium payments, and policy benefits may also fluctuate according to such payments. Premium payments under other interest-sensitive policies may not be varied by the policyholders. Universal life products include fixed index universal life products. The account value of these policies is credited with interest at a guaranteed rate, plus additional interest credits based on changes in a particular index during a specified time period.

Traditional Life

These products accounted for $601.7 million, or 16 percent, of our total collected premiums in 2018. Traditional life policies, including whole life, graded benefit life, term life and single premium whole life products, are marketed through independent producers, career agents and direct response marketing. Under whole life policies, the policyholder generally pays a level premium over an agreed period or the policyholder’s lifetime. The annual premium in a whole life policy is generally higher than the premium for comparable term insurance coverage in the early years of the policy’s life, but is generally lower than the premium for comparable term insurance coverage in the later years of the policy’s life. These policies combine insurance protection with a savings component that gradually increases in amount over the life of the policy. The policyholder may borrow against the savings component generally at a rate of interest lower than that available from other lending sources. The policyholder may also choose to surrender the policy and receive the accumulated cash value rather than continuing the insurance protection. Term life products offer pure insurance protection for life with a guaranteed level premium for a specified period of time - typically 5, 10, 15 or 20 years. In some instances, these products offer an option to return the premium at the end of the guaranteed period.

Traditional life products also include graded benefit life insurance products. Graded benefit life insurance products are offered on an individual basis primarily to persons age 50 to 85, principally in face amounts of $400 to $25,000, without medical examination or evidence of insurability. Premiums are paid as frequently as monthly. Benefits paid are less than the face amount of the policy during the first two years, except in cases of accidental death. Our Colonial Penn segment markets graded benefit life policies under its own brand name using direct response marketing techniques. New policyholder leads are generated primarily from television, print advertisements, direct response mailings and the internet.

Traditional life products also include single premium whole life insurance. This product requires one initial lump sum payment in return for providing life insurance protection for the insured’s entire lifetime. Single premium whole life products accounted for $40.4 million of our total collected premiums in 2018.

Investments

40|86 Advisors, Inc. (“40|86 Advisors”, a registered investment advisor and wholly owned subsidiary of CNO) manages the investment portfolios of our insurance subsidiaries. 40|86 Advisors had approximately $22.9 billion of assets (at fair value) under management at December 31, 2018, of which $22.8 billion were our assets (including investments held by variable interest entities (“VIEs”) that are included on our consolidated balance sheet) and $.1 billion were assets managed for third parties. Our general account investment strategies are to:

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●	provide largely stable investment income from a diversified high quality fixed income portfolio;

●	maximize and maintain a stable spread between our investment income and the yields we pay on insurance products;

●	sustain adequate liquidity levels to meet operating cash requirements, including a margin for potential adverse developments;

●	continually monitor and manage the relationship between our investment portfolio and the financial characteristics of our insurance liabilities such as durations and cash flows; and

●	maximize total return through active strategic asset allocation and investment management.

Investment activities are an important and integral part of our business because investment income is a significant component of our revenues. The profitability of many of our insurance products is significantly affected by spreads between interest yields on investments and rates credited on insurance liabilities. Also, certain insurance products are priced based on long term assumptions including investment returns. Although substantially all credited rates on SPDAs, FPDAs and interest sensitive life products may be changed annually (subject to minimum guaranteed rates), changes in crediting rates may not be sufficient to maintain targeted investment spreads in all economic and market environments. In addition, competition, minimum guaranteed rates and other factors, including the impact of surrenders and withdrawals, may limit our ability to adjust or to maintain crediting rates at levels necessary to avoid narrowing of spreads under certain market conditions. As of December 31, 2018, the average yield, computed on the cost basis of our fixed maturity portfolio, was 5.1 percent, and the average interest rate credited or accruing to our total insurance liabilities (excluding interest rate bonuses for the first policy year only and excluding the effect of credited rates attributable to variable or fixed index products) was 4.6 percent.

We manage the equity-based risk component of our fixed index annuity products by:

●	purchasing options on equity indices with similar payoff characteristics; and

●	adjusting the participation rate to reflect the change in the cost of such options (such cost varies based on market conditions).

The prices of the options we purchase to manage the equity-based risk component of our fixed index annuities vary based on market conditions. All other factors held constant, the prices of the options generally increase with increases in the volatility of the applicable indices, which may reduce the profitability of the fixed index products, cause us to lower participation rates, or both. Accordingly, volatility of the indices is one factor in the uncertainty regarding the profitability of our fixed index products.

Our invested assets are predominately fixed rate in nature and their value fluctuates with changes in market rates, among other factors (such as changes in the overall compensation for risk required by the market as well as issuer specific changes in credit quality). We seek to manage the interest rate risk inherent in our business by managing the durations and cash flows of our fixed maturity investments along with those of the related insurance liabilities. For example, one management measure we use is asset and liability duration. Duration measures expected change in fair value for a given change in interest rates. If interest rates increase by 1 percent, the fair value of a fixed maturity security with a duration of 5 years is typically expected to decrease in value by approximately 5 percent. When the estimated durations of assets and liabilities are similar, absent other factors, a change in the value of assets related to changes in interest rates should be largely offset by a change in the value of liabilities. We calculate asset and liability durations using our estimates of future asset and liability cash flows. At December 31, 2018, the estimated duration of our fixed income securities (as modified to reflect estimated prepayments and call premiums) and the estimated duration of our insurance liabilities were approximately 8.6 years and 8.4 years, respectively.

Competition

The markets in which we operate are competitive. Compared to CNO, many companies in the financial services industry are larger, have greater capital, technological and marketing resources, have greater access to capital and other sources of liquidity at a lower cost, offer broader and more diversified product lines, have greater brand recognition, have larger staffs and higher ratings. Banks, securities brokerage firms and other financial intermediaries also market insurance products or offer competing products, such as mutual fund products, traditional bank investments and other investment and retirement funding alternatives. We also compete with many of these companies and others in providing services for fees. In most areas, competition is based on a number of factors including pricing, service provided to distributors and policyholders and ratings. CNO’s subsidiaries must also compete to attract and retain the allegiance of agents, insurance brokers and marketing companies.

In the individual health insurance business, companies compete primarily on the bases of marketing, service and price. Pursuant to federal regulations, the Medicare supplement products offered by all companies have standardized policy features. This increases the comparability of such policies and intensifies competition based on other factors. See “Insurance Underwriting” and “Governmental Regulation” for additional information. In addition to competing with the products of other insurance companies, commercial banks, mutual funds and broker dealers, our insurance products compete with health maintenance organizations, preferred provider organizations and other health care-related institutions which provide medical benefits based on contractual agreements.

Our principal competitors vary by product line. Our main competitors for agent-sold long-term care insurance products include Northwestern Mutual, Mutual of Omaha and New York Life. Our main competitors for agent-sold Medicare

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supplement insurance products include Blue Cross and Blue Shield Plans, United HealthCare and Mutual of Omaha. Our main competitors for life insurance sold through direct marketing channels include Gerber Life, Mutual of Omaha, New York Life and subsidiaries of Torchmark Corporation. Our main competitors for supplemental health products sold through our Washington National segment include AFLAC, subsidiaries of Allstate, Colonial Life and Accident Company and subsidiaries of Torchmark Corporation.

In some of our product lines, such as life insurance and fixed annuities, we have a relatively small market share. Even in some of the lines in which we are one of the top writers, our market share is relatively small. For example, while, based on an Individual Long-Term Care Insurance Survey, our Bankers Life subsidiary ranked sixth in new annualized premiums of individual long-term care insurance in the first half of 2018 with a market share of approximately 7 percent, the top five writers of individual long-term care insurance had new annualized premiums with a combined market share of approximately 79 percent during the period. In addition, while, based on a 2017 Medicare Supplement Loss Ratios report, we ranked sixth in direct premiums earned for Medicare supplement insurance in 2017 with a market share of 2.7 percent, the top writer of Medicare supplement insurance had direct premiums with a market share of 35 percent during the period.

Most of our major competitors have higher financial strength ratings than we do. Recent industry consolidation, including business combinations among insurance and other financial services companies, has resulted in larger competitors with even greater financial resources. Furthermore, changes in federal law have narrowed the historical separation between banks and insurance companies, enabling traditional banking institutions to enter the insurance and annuity markets and further increase competition. This increased competition may harm our ability to maintain or improve our profitability.

In addition, because the actual cost of products is unknown when they are sold, we are subject to competitors who may sell a product at a price that does not cover its actual cost. Accordingly, if we do not also lower our prices for similar products, we may lose market share to these competitors. If we lower our prices to maintain market share, our profitability will decline.

The Colonial Penn segment has faced increased competition from other insurance companies who also distribute products through direct marketing. In addition, the demand and cost of television advertising appropriate for Colonial Penn’s campaigns fluctuates from period to period and will impact the average cost to generate a TV lead.

We must attract and retain sales representatives to sell our insurance and annuity products. Strong competition exists among insurance and financial services companies for sales representatives. We compete for sales representatives primarily on the basis of our financial position, financial strength ratings, support services, compensation, products and product features. Our competitiveness for such agents also depends upon the relationships we develop with these agents.

An important competitive factor for life insurance companies is the financial strength ratings they receive from nationally recognized rating organizations. Agents, insurance brokers and marketing companies who market our products and prospective purchasers of our products use the financial strength ratings of our insurance subsidiaries as an important factor in determining whether to market or purchase. Ratings have the most impact on our sales of supplemental health and life products to consumers at the worksite. Financial strength ratings provided by A.M. Best Company (“A.M. Best”), Moody’s Investor Services, Inc. (“Moody’s”), Fitch Ratings (“Fitch”) and S&P Global Ratings (“S&P”) are the rating agency’s opinions of the ability of our insurance subsidiaries to pay policyholder claims and obligations when due. They are not directed toward the protection of investors, and such ratings are not recommendations to buy, sell or hold securities. The most recent ratings actions are described below.

On January 9, 2019, A.M. Best affirmed its “A-” financial strength ratings of our primary insurance subsidiaries. The outlook for these ratings remains stable. The “A-” rating is assigned to companies that have an excellent ability, in A.M. Best’s opinion, to meet their ongoing obligations to policyholders. A.M. Best ratings for the industry currently range from “A++ (Superior)” to “F (In Liquidation)” and some companies are not rated. An “A++” rating indicates a superior ability to meet ongoing obligations to policyholders. A.M. Best has sixteen possible ratings. There are three ratings above the “A-” rating of our primary insurance subsidiaries and twelve ratings that are below that rating.

On October 4, 2018, Moody’s upgraded the financial strength ratings of our primary insurance subsidiaries to “A3” from “Baa1” and the outlook for these ratings is stable. Moody’s actions resulted from the Company’s announcement that Bankers Life had closed on its agreement to cede certain long-term care policies as further described in the note to the consolidated financial statements entitled “Reinsurance”. Moody’s financial strength ratings range from “Aaa” to “C”. These ratings may be supplemented with numbers “1”, “2”, or “3” to show relative standing within a category. In Moody’s view, an insurer rated “A” offers good financial security, however, certain elements may be present which suggests a susceptibility to impairment sometime in the future. Moody’s has twenty-one possible ratings. There are six ratings above the “A3” rating of our primary insurance subsidiaries and fourteen ratings that are below that rating.

On August 2, 2018, Fitch affirmed its “BBB+” financial strength ratings of our primary insurance subsidiaries and revised the outlook for these ratings to positive from stable. The positive outlook for these ratings reflected Fitch’s view that such ratings could be upgraded over the next 12 to 18 months based on the Company’s announcement that Bankers Life had entered into an agreement to cede certain long-term care policies as further described in the note to the consolidated financial statements entitled “Reinsurance”. A “BBB” rating, in Fitch’s opinion, indicates that there is currently a low expectation of ceased or interrupted payments. The capacity to meet policyholder and contract obligations on a timely basis is considered adequate, but adverse changes in circumstances and economic conditions are more likely to impact this capacity. Fitch ratings for the industry range from “AAA Exceptionally Strong” to “C Distressed” and some companies are not rated. Pluses and minuses show the relative standing within a category. Fitch has nineteen possible ratings. There are seven ratings above the “BBB+” rating of our primary insurance subsidiaries and eleven ratings that are below that rating.

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On August 2, 2018, S&P affirmed the financial strength ratings of “BBB+” of our primary insurance subsidiaries and revised the outlook for these ratings to positive from stable. S&P’s actions resulted from the Company’s announcement that Bankers Life had entered into an agreement to cede certain long-term care policies as further described in the note to the consolidated financial statements entitled “Reinsurance”. S&P financial strength ratings range from “AAA” to “R” and some companies are not rated. An insurer rated “BBB” or higher is regarded as having financial security characteristics that outweigh any vulnerabilities, and is highly likely to have the ability to meet financial commitments. An insurer rated “BBB”, in S&P’s opinion, has good financial security characteristics, but is more likely to be affected by adverse business conditions than are higher-rated insurers. Pluses and minuses show the relative standing within a category. S&P has twenty-one possible ratings. There are seven ratings above the “BBB+” rating of our primary insurance subsidiaries and thirteen ratings that are below that rating.

Rating agencies have increased the frequency and scope of their credit reviews and requested additional information from the companies that they rate, including us. They may also adjust upward the capital and other requirements employed in the rating agency models for maintenance of certain ratings levels. We cannot predict what actions rating agencies may take, or what actions we may take in response. Accordingly, downgrades and outlook revisions related to us or the life insurance industry may occur in the future at any time and without notice by any rating agency. These could increase policy surrenders and withdrawals, adversely affect relationships with our distribution channels, reduce new sales, reduce our ability to borrow and increase our future borrowing costs.

Insurance Underwriting

Under regulations developed by the National Association of Insurance Commissioners (the “NAIC”) (an association of state regulators and their staffs) and adopted by the states, we are prohibited from underwriting our Medicare supplement policies for certain first-time purchasers. If a person applies for insurance within six months after becoming eligible by reason of age, or disability in certain limited circumstances, the application may not be rejected due to medical conditions. Some states prohibit underwriting of all Medicare supplement policies. For other prospective Medicare supplement policyholders, such as senior citizens who are transferring to our products, the underwriting procedures are relatively limited, except for policies providing prescription drug coverage.

Before issuing long-term care products, we generally apply detailed underwriting procedures to assess and quantify the insurance risks. We require medical examinations of applicants (including blood and urine tests, where permitted) for certain health insurance products and for life insurance products which exceed prescribed policy amounts. These requirements vary according to the applicant’s age and may vary by type of policy or product. We also rely on medical records and the potential policyholder’s written application. In recent years, there have been significant regulatory changes with respect to underwriting certain types of health insurance. An increasing number of states prohibit underwriting and/or charging higher premiums for substandard risks. We monitor changes in state regulation that affect our products, and consider these regulatory developments in determining the products we market and where we market them.

Our supplemental health policies are individually underwritten using a simplified issue application. Based on an applicant’s responses on the application, the underwriter either: (i) approves the policy as applied for; (ii) approves the policy with reduced benefits; or (iii) rejects the application.

Our life insurance products include policies that are underwritten individually and low face-amount life insurance products that utilize standardized underwriting procedures. After initial processing, insurance underwriters obtain the information needed to make an underwriting decision (such as medical examinations, doctors’ statements and special medical tests). After collecting and reviewing the information, the underwriter either: (i) approves the policy as applied for; (ii) approves the policy with an extra premium charge because of unfavorable factors; or (iii) rejects the application.

We underwrite group insurance policies based on the characteristics of the group and its past claim experience. Graded benefit life insurance policies are issued without medical examination or evidence of insurability. There is minimal underwriting on annuities.

Liabilities for Insurance Products

At December 31, 2018, the total balance of our liabilities for insurance products was $23.5 billion. These liabilities are generally payable over an extended period of time. The profitability of our insurance products depends on pricing and other factors. Differences between our expectations when we sold these products and our actual experience could result in future losses.

Liabilities for insurance products are calculated using management’s best judgments, based on our past experience and standard actuarial tables, of mortality, morbidity, lapse rates, investment experience and expense levels with due consideration of provision for adverse development where prescribed by accounting principles generally accepted in the United States of America (“GAAP”). For all of our insurance products, we establish an active life reserve, a liability for due and unpaid claims, claims in the course of settlement and incurred but not reported claims. In addition, for our health insurance business, we establish a reserve for the present value of amounts not yet due on incurred claims. Many factors can affect these reserves and liabilities, such as economic and social conditions, inflation, hospital and pharmaceutical costs, changes in doctrines of

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legal liability and extra-contractual damage awards. Therefore, our reserves and liabilities are necessarily based on extensive estimates, assumptions and historical experience. Establishing reserves is an uncertain process, and it is possible that actual claims will materially exceed our reserves and have a material adverse effect on our results of operations and financial condition. Our financial results depend significantly upon the extent to which our actual claims experience is consistent with the assumptions we used in determining our reserves and pricing our products. If our assumptions are incorrect with respect to future claims, future policyholder premiums and policy charges or the investment income on assets supporting liabilities, or our reserves are insufficient to cover our actual losses and expenses, we would be required to increase our liabilities, which would negatively affect our operating results.

Reinsurance

Consistent with the general practice of the life insurance industry, our subsidiaries enter into indemnity reinsurance agreements with other insurance companies in order to reinsure portions of the coverage provided by our insurance products. Indemnity reinsurance agreements are intended to limit a life insurer’s maximum loss on a large or unusually hazardous risk or to diversify its risk. Indemnity reinsurance does not discharge the original insurer’s primary liability to the insured. Our reinsured business is ceded to numerous reinsurers. Based on our periodic review of their financial statements, insurance industry reports and reports filed with state insurance departments, we believe the assuming companies are able to honor all contractual commitments.

As of December 31, 2018, the policy risk retention limit of our insurance subsidiaries was generally $.8 million or less. Reinsurance ceded by CNO represented 12 percent of gross combined life insurance inforce and reinsurance assumed represented .5 percent of net combined life insurance inforce. Our principal reinsurers at December 31, 2018 were as follows (dollars in millions):

Name of Reinsurer	Reinsurance receivables	Ceded life insurance inforce	A.M. Best rating
Wilton Re(a)	$3,046.4	$1,129.8	A+
Jackson National Life Insurance Company (“Jackson”)(b)	1,323.8	642.3	A+
RGA Reinsurance Company(c)	258.0	102.9	A+
Swiss Re Life and Health America Inc.	3.7	636.3	A+
Munich American Reassurance Company	3.2	518.5	A+
SCOR Global Life USA Reinsurance Company	1.3	80.9	A+
All others(d)	289.0	210.6
	$4,925.4	$3,321.3
(a)	In addition to the life insurance business, Wilton Re has assumed certain long-term care business through a 100% indemnity coinsurance agreement. Such business had total insurance policy liabilities of $2.8 billion at December 31, 2018.
(b)	In addition to the life insurance business, Jackson has assumed certain annuity business from our insurance subsidiaries through a coinsurance agreement. Such business had total insurance policy liabilities of $1.0 billion at December 31, 2018.
(c)	RGA Reinsurance Company has assumed a portion of the long-term care business of Bankers Life on a coinsurance basis.
(d)	No other single reinsurer represents more than 3 percent of the reinsurance receivables balance or has assumed greater than 2 percent of the total ceded life insurance business inforce.

Employees

At December 31, 2018, we had approximately 3,300 full time employees, including 1,280 employees supporting our Bankers Life segment, 290 employees supporting our Colonial Penn segment and 1,730 employees supporting our shared services and our Washington National, long-term care in run-off and corporate segments. None of our employees are covered by a collective bargaining agreement. We believe that we have good relations with our employees.

Governmental Regulation

Insurance Regulation and Oversight

Our insurance businesses are subject to extensive regulation and supervision by the insurance regulatory agencies of the jurisdictions in which they operate. This regulation and supervision is primarily for the benefit and protection of customers, and not for the benefit of investors or creditors. State laws generally establish supervisory agencies that have broad regulatory authority, including the power to:

●	grant and revoke business licenses;

●	regulate and supervise sales practices and market conduct;

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●	establish guaranty associations;

●	license agents;

●	approve policy forms;

●	approve premium rates and premium rate increases for some lines of business such as long-term care and Medicare supplement;

●	establish reserve requirements;

●	prescribe the form and content of required financial statements and reports;

●	determine the reasonableness and adequacy of statutory capital and surplus;

●	perform financial, market conduct and other examinations;

●	define acceptable accounting principles; and

●	regulate the types and amounts of permitted investments.

In addition, the NAIC develops model laws and regulations, many of which have been adopted by state legislators and/or insurance regulators, relating to:

●	reserve requirements;

●	risk-based capital (“RBC”) standards;

●	codification of insurance accounting principles;

●	investment restrictions;

●	restrictions on an insurance company’s ability to pay dividends;

●	credit for reinsurance; and

●	product illustrations.

The Company’s insurance subsidiaries are required to file detailed annual reports, in accordance with prescribed statutory accounting rules, with regulatory authorities in each of the jurisdictions in which they do business. As part of their routine oversight process, state insurance departments conduct periodic detailed examinations, generally once every three to five years, of the books, records and accounts of insurers domiciled in their states. These examinations are generally coordinated under the direction of the lead state and typically include all insurers operating in a holding company system pursuant to guidelines promulgated by the NAIC.

The NAIC has developed a principle-based reserving approach for life insurance products which will replace the current formulaic approach to determining policy reserves with an approach that more closely reflects the risks of the products. The principle-based approach became effective on January 1, 2017, and there is a three-year transition period where the approach is optional until it is required to be used for all life insurance products issued on or after January 1, 2020. The new approach will impact the financial statements of our insurance subsidiaries prepared under statutory accounting principles prescribed or permitted by regulatory authorities. The Company is implementing the new approach to its reserves on new life insurance products as they are introduced through the transition period.

State regulatory authorities and industry groups have developed several initiatives regarding market conduct, including the form and content of disclosures to consumers, advertising, sales practices and complaint handling. Various state insurance departments periodically examine the market conduct activities of domestic and non-domestic insurance companies doing business in their states, including our insurance subsidiaries. The purpose of these market conduct examinations is to determine if operations are consistent with the laws and regulations of the state conducting the examination. In addition, market conduct has become one of the criteria used by rating agencies to establish the financial strength ratings of an insurance company. For example, A.M. Best’s ratings analysis now includes a review of the insurer’s compliance program.

Most states mandate minimum benefit standards and benefit ratios for accident and health insurance policies. We are generally required to maintain, with respect to our individual long-term care policies, minimum anticipated benefit ratios over the entire period of coverage of not less than 60 percent. With respect to our Medicare supplement policies, we are generally required to attain and maintain an actual benefit ratio, after three years, of not less than 65 percent. We provide to the insurance departments of all states in which we conduct business annual calculations that demonstrate compliance with required minimum benefit ratios for both long-term care and Medicare supplement insurance. These calculations are prepared utilizing statutory lapse and interest rate assumptions. In the event that we fail to maintain minimum mandated benefit ratios, our insurance subsidiaries could be required to provide retrospective refunds and/or prospective rate reductions. We believe that our insurance subsidiaries currently comply with all applicable mandated minimum benefit ratios.

Our insurance subsidiaries are required, under guaranty fund laws of most states, to pay assessments up to prescribed limits to fund policyholder losses or liabilities of insolvent insurance companies. Typically, assessments are levied on member insurers on a basis which is related to the member insurer’s proportionate share of the business written by all member insurers. Assessments can be partially recovered through a reduction in future premium taxes in some states.

The NAIC has adopted the Risk Management and Own Risk and Solvency Assessment Model Act (“ORSA”), which has been enacted by each of our insurance subsidiaries’ domiciliary states. ORSA requires that insurers maintain a risk management framework and conduct an internal own risk and solvency assessment of the insurer’s material risks in normal and stressed environments. The assessment must be documented in an annual summary report, a copy of which must be submitted to insurance regulators as required or upon request.

The NAIC has adopted the Corporate Governance Annual Disclosure Model Act (“CGAD”), which has been enacted by our lead state insurance regulator. CGAD requires an annual filing by an insurer or insurance group that provides a detailed narrative and sample documentation on corporate governance structure and policies and practices.

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The NAIC has adopted a model law governing cybersecurity consumer protections in 2017 with enactment by states thereafter. In addition, effective March 1, 2017, the New York Department of Financial Services (the “NYDFS”) has a new cybersecurity regulation which includes transitional phase-in periods up to two years. An annual Certification of Compliance involving our cybersecurity program is required to be filed with the NYDFS.

Insurance Holding Company Regulations

All U.S. jurisdictions in which our insurers conduct business, except the Virgin Islands, have enacted laws or regulations regarding the activities of insurance holding company systems, including acquisitions, the terms of surplus debentures, the terms of transactions between or involving insurance companies and their affiliates and other related matters. Various reporting and approval requirements apply to transactions between or involving insurance companies and their affiliates within an insurance holding company system, depending on the size and nature of the transactions. Generally, all transactions between an insurance company and an affiliate must be fair and reasonable. Currently, the Company and its insurance subsidiaries are registered as a holding company system pursuant to such laws and regulations in the domiciliary states of the insurance subsidiaries.

All U.S. jurisdictions in which our insurers conduct business, except the Virgin Islands, have also enacted legislation or regulations that affect the acquisition (or sale) of control of insurance companies. The nature and extent of such legislation and regulations vary from state to state. Generally, these regulations require an acquirer of control to file detailed information and the plan of acquisition, and to obtain administrative approval prior to the acquisition of control. “Control” is generally defined as the direct or indirect power to direct or cause the direction of the management and policies of a person and is rebuttably presumed to exist if a person or group of affiliated persons directly or indirectly owns or controls 10 percent or more of the voting securities of another person.

Insurance regulators may prohibit the payment of dividends or other payments by our insurance subsidiaries to parent companies if they determine that such payment could be adverse to our policyholders or contract holders. Otherwise, the ability of our insurance subsidiaries to pay dividends is subject to state insurance department regulations and is based on the financial statements of our insurance subsidiaries prepared in accordance with statutory accounting practices prescribed or permitted by regulatory authorities, which differ from financial statements prepared in accordance with GAAP. These regulations generally permit dividends to be paid by the insurance company if such dividends are not in excess of unassigned surplus and, for any 12-month period, are in amounts less than the greater of, or in some states, the lesser of:

●	statutory net gain from operations or statutory net income for the prior year; or

●	10 percent of statutory capital and surplus at the end of the preceding year.

If an insurance company has negative earned surplus, any dividend payments require the prior approval of the director or commissioner of the applicable state insurance department.

In accordance with an order from the Florida Office of Insurance Regulation, Washington National may not distribute funds to any affiliate or shareholder, except pursuant to agreements with affiliates that have been approved, without prior notice to the Florida Office of Insurance Regulation. In addition, the RBC and other capital requirements described below can also limit, in certain circumstances, the ability of our insurance subsidiaries to pay dividends.

Insurance regulations require an annual enterprise risk report that identifies the material risks within the insurance holding company system that could pose enterprise risk to the insurer and which must be submitted to insurance regulators as required.

Long-Term Care Regulations

The NAIC has adopted model long-term care policy language providing nonforfeiture benefits and has proposed a rate stabilization standard for long-term care policies. Various bills are introduced from time to time in the U.S. Congress which propose the implementation of certain minimum consumer protection standards in all long-term care policies, including guaranteed renewability, protection against inflation and limitations on waiting periods for pre-existing conditions. Federal legislation permits premiums paid for qualified long-term care insurance to be tax-deductible medical expenses and for benefits received on such policies to be excluded from taxable income.

Our insurance subsidiaries that have long-term care business have made insurance regulatory filings seeking actuarially justified rate increases on our long-term care policies. Most of our long-term care business is guaranteed renewable, and, if necessary rate increases are not approved, we may be required to write off all or a portion of the deferred acquisition costs and the present value of future profits (collectively referred to as “insurance acquisition costs”) and establish a premium deficiency reserve. If we are unable to raise our premium rates because we fail to obtain approval for actuarially justified rate increases in one or more states, our financial condition and results of operations could be adversely affected.

Capital Requirements

Using statutory statements filed with state regulators annually, the NAIC calculates certain financial ratios to assist state regulators in monitoring the financial condition of insurance companies. A “usual range” of results for each ratio is used as a benchmark. An insurance company may fall out of the usual range for one or more ratios because of specific transactions that are in themselves immaterial or eliminated at the consolidated level. Generally, an insurance company will become subject to regulatory scrutiny if it falls outside the usual ranges of four or more of the ratios, and regulators may then act, if the company has insufficient capital, to constrain the company’s underwriting capacity. In the past, variances in certain ratios of our insurance subsidiaries have

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resulted in inquiries from insurance departments, to which we have responded. These inquiries have not led to any restrictions affecting our operations.

The NAIC’s RBC requirements provide a tool for insurance regulators to determine the levels of statutory capital and surplus an insurer must maintain in relation to its insurance and investment risks and the need for possible regulatory attention. The basis of the system is a formula that applies prescribed factors to various risk elements in an insurer’s business to report a minimum capital requirement proportional to the amount of risk assumed by the insurer. The life and health insurer RBC formula is designed to measure annually: (i) the risk of loss from asset defaults and asset value fluctuations; (ii) the risk of loss from adverse mortality and morbidity experience; (iii) the risk of loss from mismatching of assets and liability cash flow due to changing interest rates; and (iv) business risks.

In addition, the RBC requirements currently provide for a trend test if a company’s total adjusted capital is between 100 percent and 150 percent of its RBC at the end of the year. The trend test calculates the greater of the decrease in the margin of total adjusted capital over RBC:

●	between the current year and the prior year; and

●	for the average of the last 3 years.

It assumes that such decrease could occur again in the coming year. Any company whose trended total adjusted capital is less than 95 percent of its RBC would trigger a requirement to submit a comprehensive plan to the regulatory authority proposing corrective actions aimed at improving its capital position. The 2018 statutory annual statements of each of our insurance subsidiaries reflect total adjusted capital in excess of the levels that would subject our subsidiaries to any regulatory action.

Although we are under no obligation to do so, we may elect to contribute additional capital or retain greater amounts of capital to strengthen the surplus of certain insurance subsidiaries. Any election to contribute or retain additional capital could impact the amounts our insurance subsidiaries pay as dividends to the holding company. The ability of our insurance subsidiaries to pay dividends is also impacted by various criteria established by rating agencies to maintain or receive higher ratings and by the capital levels that we target for our insurance subsidiaries.

The NAIC is working to develop a group capital measure to be utilized as an analytical tool to supplement the existing holding company analysis as opposed to a capital standard. The measure is expected to be based on the aggregation of existing regulatory capital calculations for all entities within the insurance holding company system.

Regulation of Investments

Our insurance subsidiaries are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories, such as below-investment grade bonds, equity real estate and common stocks. Failure to comply with these laws and regulations would cause investments exceeding regulatory limitations to be treated as non-admitted assets for purposes of measuring statutory surplus, and, in some instances, would require divestiture of such non-qualifying investments. The investments made by our insurance subsidiaries complied in all material respects with such investment regulations as of December 31, 2018.

Other Federal and State Laws and Regulations

Federal and state law and regulation require financial institutions to protect the security and confidentiality of personal information, including health-related and customer information, and to notify customers and other individuals about their policies and practices relating to their collection and disclosure of health-related and customer information and their practices relating to protecting the security and confidentiality of that information. State laws regulate use and disclosure of social security numbers and federal and state laws require notice to affected individuals, law enforcement, regulators and others if there is a breach of the security of certain personal information, including social security numbers. Federal and state laws and regulations regulate the ability of financial institutions to make telemarketing calls and to send unsolicited e-mail or fax messages to consumers and customers. Federal and state lawmakers and regulatory bodies may be expected to consider additional or more detailed regulation regarding these subjects and the privacy and security of personal information. The United States Department of Health and Human Services has issued regulations under the Health Insurance Portability and Accountability Act relating to standardized electronic transaction formats, code sets and the privacy of member health information. These regulations, and any corresponding state legislation, affect our administration of health insurance.

The USA PATRIOT Act of 2001 seeks to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism, money laundering or other illegal activities. To the extent required by applicable laws and regulations, CNO and its insurance subsidiaries have adopted anti-money laundering (“AML”) programs that include policies, procedures and controls to detect and prevent money laundering, have designated compliance officers to oversee the programs, provide for on-going employee training and ensure periodic independent testing of the programs. CNO’s and the insurance subsidiaries’ AML programs, to the extent required, also establish and enforce customer identification programs and provide for the monitoring and the reporting to the Department of the Treasury of certain suspicious transactions.

In addition, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) generally provides for enhanced federal supervision of financial institutions, including insurance companies in certain circumstances, and financial activities that represent a systemic risk to financial stability or the U.S. economy. Under the Dodd-Frank Act, a Federal Insurance Office has been established within the U.S. Treasury Department to monitor all aspects of the insurance

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industry and its authority will likely extend to most lines of insurance that are written by the Company, although the Federal Insurance Office is not empowered with any general regulatory authority over insurers. The director of the Federal Insurance Office serves in an advisory capacity to the newly established Financial Stability Oversight Council and will have the ability to recommend that an insurance company or an insurance holding company be subject to heightened prudential standards by the Federal Reserve, if it is determined that financial distress at the company could pose a threat to financial stability in the U.S. The Dodd-Frank Act also provides for the preemption of state laws when inconsistent with certain international agreements, and would streamline the state-level regulation of reinsurance and surplus lines insurance. Under certain circumstances, the FDIC can assume the role of a state insurance regulator and initiate liquidation proceedings under state law.

The asset management activities of 40|86 Advisors and our other investment advisory subsidiary are subject to various federal and state securities laws and regulations. The SEC and the Commodity Futures Trading Commission are the principal regulators of our asset management operations.

Broker-Dealer and Securities Regulation

We have a broker-dealer subsidiary that is registered under the Securities Exchange Act of 1934 and is subject to federal and state regulation, including, but not limited to, the Financial Industry Regulatory Authority (“FINRA”). Agents and employees registered or associated with our broker-dealer subsidiary are subject to the Securities Exchange Act of 1934 and to examination requirements and regulation by the SEC, FINRA and state securities commissioners. The SEC and other governmental agencies, as well as state securities commissions in the U.S., have the power to conduct administrative proceedings that can result in censure, fines, the issuance of cease-and-desist orders or suspension and termination or limitation of the activities of the regulated entity or its employees.

Federal Income Taxation

On December 22, 2017, President Trump signed into law the “Tax Cuts and Jobs Act” (the “Tax Reform Act”) which enacted a broad range of changes to the Internal Revenue Code (the “Code”) including individual and corporate reforms and numerous changes to U.S. international tax provisions. The Tax Reform Act reduced the corporate tax rate to 21 percent and made significant changes to the taxation of life insurance companies. Among other things, the Tax Reform Act modified the computation of life insurance reserves, increased the capitalization rate and extended the amortization period for policy acquisition costs, imposed limitations on the deductibility of performance-based compensation to “covered employees” and interest expense, and allowed for the expensing of certain capital expenditures. For net operating losses (“NOLs”) arising after December 31, 2017, the Tax Reform Act limits the ability to utilize NOL carryforwards to 80% of taxable income. In addition, NOLs arising after 2017 can be carried forward indefinitely, but carryback is prohibited. Our net deferred tax assets and liabilities were revalued at the newly enacted U.S. corporate rate, and the impact was recognized in our tax expense in 2017, the year of enactment.

Our annuity and life insurance products generally provide policyholders with an income tax advantage, as compared to other savings investments such as certificates of deposit and bonds, because taxes on the increase in value of the products are deferred until received by policyholders. With other savings investments, the increase in value is generally taxed as earned. Annuity benefits and life insurance benefits, which accrue prior to the death of the policyholder, are generally not taxable until paid. Life insurance death benefits are generally exempt from income tax. Also, benefits received on immediate annuities (other than structured settlements) are recognized as taxable income ratably, as opposed to the methods used for some other investments which tend to accelerate taxable income into earlier years. The tax advantage for annuities and life insurance is provided in the Code and is generally followed in all states and other United States taxing jurisdictions.

Congress has considered, from time to time, possible changes to the U.S. tax laws, including elimination of the tax deferral on the accretion of value of certain annuities and life insurance products. It is possible that further tax legislation will be enacted which would contain provisions with possible adverse effects on our annuity and life insurance products.

Our insurance company subsidiaries are taxed under the life insurance company provisions of the Code. Provisions in the Code require a portion of the expenses incurred in selling insurance products to be deducted over a period of years, as opposed to immediate deduction in the year incurred. This provision increases the tax for statutory accounting purposes, which reduces statutory earnings and surplus and, accordingly, decreases the amount of cash dividends that may be paid by the life insurance subsidiaries.

Our income tax expense includes deferred income taxes arising from temporary differences between the financial reporting and tax bases of assets and liabilities, capital loss carryforwards and NOLs. In evaluating our deferred tax assets, we consider whether it is more likely than not that the deferred tax assets will be realized. The ultimate realization of our deferred tax assets depends upon generating future taxable income during the periods in which our temporary differences become deductible and before our NOLs expire. In addition, the use of our NOLs is dependent, in part, on whether the Internal Revenue Service (“IRS”) ultimately agrees with the tax positions we have taken in previously filed tax returns and that we plan to take in future tax returns. Accordingly, with respect to our deferred tax assets, we assess the need for a valuation allowance on an ongoing basis.

As of December 31, 2018, 2017 and 2016, we have established a valuation allowance equal to the portion of the net deferred tax assets whose realization is uncertain. The determination of the amount of valuation allowance established is made by assessing the effects of limitations or issues on the value of our net deferred tax assets expected to be fully recognized in the future.

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ITEM 1A Risk Factors

ITEM 1A. Risk Factors.

CNO and its businesses are subject to a number of risks including general business and financial risk. Any or all of such risks could have a material adverse effect on the business, financial condition or results of operations of CNO. In addition, please refer to the “Cautionary Statement Regarding Forward-Looking Statements” included in “Item 7 - Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations”.

Potential continuation of a low interest rate environment for an extended period of time may negatively impact our results of operations, financial position and cash flows.

In recent periods, interest rates have been at or near historically low levels. Some of our products, principally traditional whole life, universal life, fixed rate and fixed index annuity contracts, expose us to the risk that low or declining interest rates will reduce our spread (the difference between the amounts that we are required to pay under the contracts and the investment income we are able to earn on the investments supporting our obligations under the contracts). Our spread is a key component of our net income. Investment income is also an important component of the profitability of our health products, especially long-term care and supplemental health policies. In addition, interest rates impact the liability for the benefits we provide under our agent deferred compensation plan (as it is our policy to immediately recognize changes in assumptions used to determine this liability).

If interest rates were to decrease further or remain at low levels for an extended period of time, we may have to invest new cash flows or reinvest proceeds from investments that have matured or have been prepaid or sold at yields that have the effect of reducing our net investment income as well as the spread between interest earned on investments and interest credited to some of our products below present or planned levels. To the extent prepayment rates on fixed maturity investments or mortgage loans in our investment portfolio exceed our assumptions, this could increase the impact of this risk. We can lower crediting rates on certain products to offset the decrease in investment yield. However, our ability to lower these rates may be limited by: (i) contractually guaranteed minimum rates; or (ii) competition. In addition, a decrease in crediting rates may not match the timing or magnitude of changes in investment yields. Currently, the vast majority of our products with contractually guaranteed minimum rates have crediting rates set at the minimum rate. As a result, further decreases in investment yields would decrease the spread we earn and such spread could potentially become a loss.

The following table summarizes the distribution of annuity and universal life account values, net of amounts ceded, by guaranteed interest crediting rates as of December 31, 2018 (dollars in millions):

Guaranteed rate	Fixed interest and fixed index annuities	Universal life	Total
> 5.0% to 6.0%	$.3	$10.1	$10.4
> 4.0% to 5.0%	29.1	273.1	302.2
> 3.0% to 4.0%	816.4	44.2	860.6
> 2.0% to 3.0%	1,817.0	218.1	2,035.1
> 1.0% to 2.0%	710.6	25.2	735.8
1.0% and under	5,576.2	410.6	5,986.8
	$8,949.6	$981.3	$9,930.9
Weighted average	1.66%	2.64%	1.76%

In addition, during periods of declining or low interest rates, life and annuity products may be relatively more attractive to consumers, resulting in increased premium payments on products with flexible premium features, repayment of policy loans and increased persistency (a higher percentage of insurance policies remaining in force from year-to-year).

Our expectation of future investment income is an important consideration in determining the amortization of insurance acquisition costs and analyzing the recovery of these assets as well as determining the adequacy of our liabilities for insurance products. Expectations of lower future investment earnings may cause us to accelerate amortization, write down the balance of insurance acquisition costs or establish additional liabilities for insurance products, thereby reducing net income in the future periods.

In the fourth quarter of 2018, we completed a comprehensive review of interest rate assumptions on all of our products which were updated to reflect the projected returns on our current investment portfolio. The new money rate is the rate of return we receive on cash flows invested at a current date. If new money rates are lower than the overall weighted average return we earn from our investment portfolio, and the lower rates persist, our overall earned rates will decrease. Specifically, our current projections assume new money rates ranging from 4.65 percent to 5.67 percent for one year (unchanged from prior year) and then grade over 5 years from these levels to an ultimate new money rate ranging from 5.23 percent to 6.00 percent (previously ranged from 5.73 percent to 6.50 percent), depending on the specific product. While subject to many uncertainties, we believe our assumptions for future new money rates are reasonable.

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ITEM 1A Risk Factors

The remaining profit margins for the life contingent payout annuities in the Colonial Penn and Washington National segments and for the long-term care blocks in run-off are extremely low. Accordingly, future unfavorable changes to our assumptions are more likely to reduce earnings in the period such changes occur.

The following hypothetical scenarios illustrate the sensitivity of changes in interest rates to our products (based on our 2018 comprehensive actuarial review):

●	The first hypothetical scenario assumes immediate and permanent reductions to current interest rate spreads on interest-sensitive products. We estimate that a pre-tax charge of approximately $52 million would occur if assumed spreads related to our interest-sensitive life and annuity products immediately and permanently decreased by 10 basis points.

●	A second scenario assumes that new money rates remain at their current level indefinitely. We estimate that this scenario would result in a pre-tax charge of approximately $1 million related to an increase in deficiency reserves related to life contingent payout annuities and reduce future margins for all non-interest sensitive products by $95 million.

●	The third scenario assumes current new money rates increase modestly such that our current portfolio yield remains level. We estimate that this scenario would result in no charges, but would reduce margins for all non-interest sensitive products by $115 million.

●	The fourth scenario assumes that new money rates decrease 200 basis points and remain at that level indefinitely. We estimate that this scenario would result in a pre-tax charge of approximately $50 million related to an increase in deficiency reserves related to life contingent payout annuities and our long-term care in run-off business. For all non-interest sensitive products combined, this scenario would reduce future margins by $551 million.

The long-term care reinsurance transaction entered into in September 2018 significantly reduced our exposure to adverse experience from this business. However, the retained blocks are still vulnerable to a variety of factors including lower interest rates, higher morbidity and higher persistency. Our 2018 comprehensive actuarial review of our retained long-term care blocks (the retained blocks in the Bankers Life and Long-term care in run-off segments) reflects the reduced exposure and updates to key assumptions including morbidity, mortality, voluntary termination rates, and interest rate assumptions. Such review indicated margins increased by $10 million in 2018 to approximately $242 million, or approximately 10 percent of related insurance liabilities net of insurance intangibles (such margins in the retained Bankers Life block increased $25 million to approximately $235 million, or approximately 13 percent of related insurance liabilities net of insurance intangibles). Given the potential interest rate exposure in these blocks of business, we are separately disclosing the results of the three hypothetical scenarios summarized above for these blocks only to illustrate the sensitivity of changes in interest rates on long-term care products (based on our 2018 comprehensive actuarial review):

●	One scenario assumes that the new money rates available to invest cash flows from our retained long-term care blocks remain at their current level indefinitely. This scenario would reduce margins by approximately $25 million but would not result in a charge because margins would continue to be positive.

●	A second scenario assumes that current new money rates available to invest cash flows from the retained long-term care blocks immediately decrease to approximately 5.49 percent and remain at that level indefinitely. This scenario would reduce margins in the block by approximately $34 million but would also not result in a charge.

●	An additional scenario assumes that current new money rates available to invest cash flows from our long-term care blocks immediately decrease by approximately 220 basis points and remain at that level indefinitely. This scenario would result in a charge of $32 million and reduce margins in the blocks by approximately $195 million.

Although the hypothetical revisions described in the scenarios summarized above are not currently required or anticipated, we believe similar changes could occur based on past variances in experience and our expectations of the ranges of future experience that could reasonably occur. We have assumed that revisions to assumptions resulting in such adjustments would occur equally among policy types, ages and durations within each product classification. Any actual adjustment would be dependent on the specific policies affected and, therefore, may differ from such estimates. In addition, the impact of actual adjustments would reflect the net effect of all changes in assumptions during the period.

Sustained periods of low or declining interest rates may adversely affect our results of operations, financial position and cash flows.

There are risks to our business associated with broad economic conditions.

From 2008 to 2010, the U.S. economy experienced unusually severe credit and liquidity contraction and underwent a recession. Following several years of rapid credit expansion, a contraction in mortgage lending coupled with substantial declines in home prices and rising mortgage defaults resulted in significant write-downs of asset values by financial institutions, including government-sponsored entities and major commercial and investment banks. These write-downs, initially of mortgage-backed securities but spreading to many sectors of the related credit markets, and to related credit default swaps and other derivative securities, caused many financial institutions to seek additional capital, to merge with larger and stronger institutions, to be subsidized by the U.S. government or, in some cases, to fail. These factors, combined with declining business and consumer confidence and increased unemployment, precipitated an economic slowdown.

General factors such as the availability of credit, consumer spending, business investment, capital market conditions and inflation affect our business. For example, in an economic downturn, higher unemployment, lower family income, lower corporate earnings, lower business investment and lower consumer spending may depress the demand for life insurance, annuities and other insurance products. In addition, this type of economic environment may result in higher lapses or surrenders of policies.

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ITEM 1A Risk Factors

Our business is exposed to the performance of the debt and equity markets. Adverse market conditions can affect the liquidity and value of our investments. The manner in which debt and equity market performance and changes in interest rates have affected, and will continue to affect, our business, financial condition, growth and profitability include, but are not limited to, the following:

●	The value of our investment portfolio has been materially affected in the past by changes in market conditions which resulted in substantial changes in realized and/or unrealized losses. Future adverse capital market conditions could result in additional realized and/or unrealized losses.

●	Changes in interest rates also affect our investment portfolio. In periods of increasing interest rates, life insurance policy loans, surrenders and withdrawals could increase as policyholders seek higher returns. This could require us to sell invested assets at a time when their prices may be depressed by the increase in interest rates, which could cause us to realize investment losses. Conversely, during periods of declining interest rates, we could experience increased premium payments on products with flexible premium features, repayment of policy loans and increased percentages of policies remaining inforce. We could obtain lower returns on investments made with these cash flows. In addition, prepayment rates on investments may increase so that we might have to reinvest those proceeds in lower-yielding investments. As a consequence of these factors, we could experience a decrease in the spread between the returns on our investment portfolio and amounts to be credited to policyholders and contractholders, which could adversely affect our profitability. Further, reductions in interest rates could result in an acceleration of the amortization of deferred acquisition costs and the present value of future profits and a reduction in our projected loss recognition testing margins.

●	The attractiveness of certain of our insurance products may decrease because they are linked to the equity markets and assessments of our financial strength, resulting in lower profits. Increasing consumer concerns about the returns and features of our insurance products or our financial strength may cause existing customers to surrender policies or withdraw assets, and diminish our ability to sell policies and attract assets from new and existing customers, which would result in lower sales and fee revenues.

Claims experience on our long-term care products could negatively impact our operations if actual experience diverges from historical patterns and our expectations.

In setting premium rates, we consider historical claims information and other factors, but we cannot predict future claims with certainty. This is particularly applicable to our long-term care insurance products, for which historical claims experience may not be indicative of future experience. Long-term care products tend to have fewer claims than other health products such as Medicare supplement products, but when claims are incurred, they tend to be much higher in dollar amount and longer in duration. Also, long-term care claims are incurred much later in the life of the policy than most other supplemental health products. As a result of these traits, it is difficult to appropriately price this product. For our long-term care insurance, actual persistency in later policy durations that is higher than our persistency assumptions could have a negative impact on profitability. If these policies remain inforce longer than we assumed, then we could be required to make greater benefit payments than anticipated when the products were priced. Mortality is a critical factor influencing the length of time a claimant receives long-term care benefits. Mortality continues to improve for the general population. Improvements in actual mortality compared to our pricing assumptions have adversely affected the profitability of long-term care products and if such trends continue, further losses may be realized.

Our Bankers Life segment has offered long-term care insurance since 1985. In recent years, the claims experience and persistency on the long-term care block in the Long-term care in run-off segment and a portion of the Bankers Life long-term care block have generally been higher than our pricing expectations which has resulted in higher benefit ratios and adversely affected our profitability. While we have received regulatory approvals for numerous premium rate increases in recent years pertaining to these blocks, there can be no assurance that future requests will be approved. Even with the rate increases that have been approved, these blocks experienced benefit ratios well in excess of 100 percent. For example, for 2018, 2017 and 2016, the annual benefit ratios in the Bankers Life segment ranged from 113.9 percent to 119.0 percent and the annual benefit ratios on the long-term care block in the Long-term care in run-off segment ranged from 163.6 percent to 182.8 percent.

The results of operations of our insurance business will decline if our premium rates are not adequate or if we are unable to increase rates.

We set the premium rates on our health insurance policies based on facts and circumstances known at the time we issue the policies and on assumptions about numerous variables, including the actuarial probability of a policyholder incurring a claim, the probable size of the claim, maintenance costs to administer the policies and the interest rate earned on our investment of premiums. In setting premium rates, we consider historical claims information, industry statistics, the rates of our competitors and other factors, but we cannot predict with certainty the future actual claims on our products. If our actual claims experience proves to be less favorable than we assumed and we are unable to raise our premium rates to the extent necessary to offset the unfavorable claims experience, our financial results will be adversely affected.

We review the adequacy of our premium rates regularly and file proposed rate increases on our health insurance products when we believe existing premium rates are too low. It is possible that we will not be able to obtain approval for premium rate increases from currently pending or future requests. If we are unable to raise our premium rates because we fail to obtain approval in one or more states, our financial results will be adversely affected. Moreover, in some instances, our ability to exit unprofitable lines

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ITEM 1A Risk Factors

of business is limited by the guaranteed renewal feature of most of our insurance policies. Due to this feature, we cannot exit such lines of business without regulatory approval, and accordingly, we may be required to continue to service those products at a loss for an extended period of time.

If we are successful in obtaining regulatory approval to raise premium rates, the increased premium rates may reduce the volume of our new sales and cause existing policyholders to allow their policies to lapse. This could result in a significantly higher ratio of claim costs to premiums if healthier policyholders allow their policies to lapse, while policies of less healthy policyholders continue inforce. This would reduce our premium income and profitability in future periods.

Our Medicare supplement health policies allow us to increase premium rates when warranted by our actual claims experience. These rate increases must be approved by the applicable state insurance departments, and we are required to submit actuarial claims data to support the need for such rate increases. The re-rate application and approval process on Medicare supplement health products is a normal recurring part of our business operations and reasonable rate increases are typically approved by the state departments as long as they are supported by actual claims experience and are not unusually large in either dollar amount or percentage increase. For policy types on which rate increases are a normal recurring event, our estimates of insurance liabilities assume we will be able to raise rates if experience on the blocks warrants such increases in the future.

As a result of higher persistency and resultant higher claims in our long-term care block in the Bankers Life segment than assumed in the original pricing, our premium rates were too low. Accordingly, we have been seeking approval from regulatory authorities for rate increases on portions of this business. Many of the rate increases have been approved by regulators and implemented, but it has become increasingly difficult to receive regulatory approval for the premium rate increases we have sought. If we are unable to obtain pending or future rate increases, the profitability of these policies and the performance of this block of business will be adversely affected. Most of our long-term care business is guaranteed renewable, and, if necessary rate increases are not approved, we would be required to recognize a loss and establish a premium deficiency reserve.

In some cases, we offer long-term care policyholders the opportunity to reduce their coverage amounts or accept non-forfeiture benefits as alternatives to increasing their premium rates. The financial impact of these alternatives could also result in policyholder anti-selection, meaning that policyholders who are less likely to incur claims may reduce their benefits, while policyholders who are more likely to incur claims may maintain full coverage and accept their rate increase.

Our reserves for future insurance policy benefits and claims may prove to be inadequate, requiring us to increase liabilities which results in reduced net income and shareholders’ equity.

Liabilities for insurance products are calculated using management’s best judgments, based on our past experience and standard actuarial tables of mortality, morbidity, lapse rates, investment experience and expense levels. For our health insurance business, we establish an active life reserve; a liability for due and unpaid claims, claims in the course of settlement and incurred but not reported claims; and a reserve for the present value of amounts on incurred claims not yet due. We establish reserves based on assumptions and estimates of factors either established at the Effective Date for business inforce or considered when we set premium rates for business written after that date.

Many factors can affect these reserves and liabilities, such as economic and social conditions, inflation, hospital and pharmaceutical costs, changes in life expectancy, regulatory actions, changes in doctrines of legal liability and extra-contractual damage awards. Therefore, the reserves and liabilities we establish are necessarily based on estimates, assumptions, industry data and prior years’ statistics. It is possible that actual claims will materially exceed our reserves and have a material adverse effect on our results of operations and financial condition. We have incurred significant losses beyond our estimates as a result of actual claim costs and persistency of our long-term care business included in our Bankers Life and Long-term care in run-off segments. The insurance policy benefits incurred for our long-term care products in our Bankers Life segment were $304.3 million, $302.4 million and $298.7 million in 2018, 2017 and 2016, respectively. The benefit ratios for our long-term care products in our Bankers Life segment were 119.0 percent, 116.2 percent and 113.9 percent in 2018, 2017 and 2016, respectively. The insurance policy benefits incurred for our long-term care products in our Long-term care in run-off segment were $271.3 million, $344.2 million and $355.0 million in 2018, 2017 and 2016, respectively. The benefit ratios for our long-term care products in our Long-term care in run-off segment were 182.8 percent, 163.6 percent and 166.1 percent in 2018, 2017 and 2016, respectively. Our financial performance depends significantly upon the extent to which our actual claims experience and future expenses are consistent with the assumptions we used in setting our reserves. If our future claims are higher than our assumptions, and our reserves prove to be insufficient to cover our actual losses and expenses, we would be required to increase our liabilities, and our financial results could be adversely affected.

We may be required to accelerate the amortization of deferred acquisition costs or the present value of future profits or establish premium deficiency reserves.

Deferred acquisition costs represent incremental direct costs related to the successful acquisition of new or renewal insurance contracts. The present value of future profits represents the value assigned to the right to receive future cash flows from contracts existing at the Effective Date. The balances of these accounts are amortized over the expected lives of the underlying insurance contracts. On an ongoing basis, we test these accounts recorded on our balance sheet to determine if these amounts are recoverable under current assumptions. In addition, we regularly review the  estimates and assumptions underlying these accounts for those products for which we amortize deferred acquisition costs or the present value of future profits in proportion to gross profits or gross margins. If facts and circumstances change, these tests and reviews could lead to reduction in the balance of those accounts, and the establishment of a premium deficiency reserve. Such results could have an adverse effect on the results of our

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ITEM 1A Risk Factors

operations and our financial condition. See “Item 7 Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations, Critical Accounting Policies, Present Value of Future Profits and Deferred Acquisition Costs.”

Our operating results may suffer if policyholder surrender levels differ significantly from our assumptions.

Surrenders of our annuities and life insurance products can result in losses and decreased revenues if surrender levels differ significantly from assumed levels. At December 31, 2018, approximately 22 percent of our total insurance liabilities, or approximately $5.2 billion, could be surrendered by the policyholder without penalty. The surrender charges that are imposed on our fixed rate annuities typically decline during a penalty period, which ranges from five to twelve years after the date the policy is issued. Surrender charges are eliminated after the penalty period. Surrenders and redemptions could require us to dispose of assets earlier than we had planned, possibly at a loss. Moreover, surrenders and redemptions require faster amortization of either the acquisition costs or the commissions associated with the original sale of a product, thus reducing our net income. We believe policyholders are generally more likely to surrender their policies if they believe the issuer is having financial difficulties, or if they are able to reinvest the policy’s value at a higher rate of return in an alternative insurance or investment product.

Changing interest rates may adversely affect our results of operations.

Our profitability is affected by fluctuating interest rates. While we monitor the interest rate environment and employ asset/ liability and hedging strategies to mitigate such impact, our financial results could be adversely affected by changes in interest rates. Our spread-based insurance and annuity business is subject to several inherent risks arising from movements in interest rates. First, interest rate changes can cause compression of our net spread between interest earned on investments and interest credited to customer deposits. Our ability to adjust for such a compression is limited by the guaranteed minimum rates that we must credit to policyholders on certain products, as well as the terms on most of our other products that limit reductions in the crediting rates to pre-established intervals. As of December 31, 2018, the vast majority of our products with contractual guaranteed minimum rates had crediting rates set at the minimum. In addition, approximately 19 percent of our insurance liabilities were subject to interest rates that may be reset annually; 51 percent had a fixed explicit interest rate for the duration of the contract; 28 percent had credited rates that approximate the income we earn; and the remainder had no explicit interest rates. Second, if interest rate changes produce an unanticipated increase in surrenders of our spread-based products, we may be forced to sell invested assets at a loss in order to fund such surrenders. Third, the profits from many non-spread-based insurance products, such as long-term care policies, can be adversely affected when interest rates decline because we may be unable to reinvest the cash from premiums received at the interest rates anticipated when we sold the policies. Finally, changes in interest rates can have significant effects on the fair value and performance of our investments in general such as the timing of cash flows on many structured securities due to changes in the prepayment rate of the loans underlying such securities.

We employ asset/liability strategies that are designed to mitigate the effects of interest rate changes on our profitability but do not currently extensively employ derivative instruments for this purpose. We may not be successful in implementing these strategies and sustaining adequate investment spreads.

We simulate our cash flows expected from existing business under various interest rate scenarios. With such estimates, we actively manage the relationship between the duration of our assets and the expected duration of our liabilities. When the estimated durations of assets and liabilities are similar, the effect of changes in market interest rates shall have largely offsetting effects on the value of the related assets and liabilities. At December 31, 2018, the estimated durations of our fixed income securities (as modified to reflect estimated prepayments and call premiums) and insurance liabilities were approximately 8.6 years and 8.4 years, respectively. We estimate that our fixed maturity securities and short-term investments, net of corresponding changes in insurance acquisition costs, would decline in fair value by approximately $345 million if interest rates were to increase by 10 percent from rates as of December 31, 2018. Our simulations incorporate numerous assumptions, require significant estimates and assume an immediate change in interest rates without any management reaction to such change. Consequently, potential changes in the values of our financial instruments indicated by the simulations will likely be different from the actual changes experienced under given interest rate scenarios, and the differences may be material. Because we actively manage our investments and liabilities, our net exposure to interest rates can vary over time.

Additionally, on July 27, 2017, the United Kingdom’s (“U.K.”) Financial Conduct Authority announced that it will no longer persuade or compel banks to submit rates for the calculation of the LIBOR rates after 2021, which is expected to result in these widely used reference rates no longer being available. At this time, it is not possible to predict the effect of any such changes, any establishment of alternative reference rates or any other reforms to LIBOR that may be enacted in the U.K. or elsewhere. Uncertainty as to the nature of such potential changes, alternative reference rates or other reforms may adversely affect the trading market for LIBOR-based securities, including those held in our investment portfolio. Also, some of our liabilities reference LIBOR including our revolving credit agreement, borrowings from the Federal Home Loan Bank (“FHLB”) and borrowings related to VIEs.

General market conditions affect investments and investment income.

The performance of our investment portfolio depends in part upon the level of and changes in interest rates, risk spreads, real estate values, market volatility, the performance of the economy in general, the performance of the specific obligors included in our portfolio and other factors that are beyond our control. Changes in these factors can affect our net investment income in any period, and such changes can be substantial.

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ITEM 1A Risk Factors

Financial market conditions can also affect our realized and unrealized investment gains (losses). During periods of rising interest rates, the fair values of our investments will typically decline. Conversely, during periods of falling interest rates, the fair values of our investments will typically rise.

We use derivatives in an effort to hedge higher potential returns to our fixed index annuity policyholders based on the increase in the value of a particular index. For derivative positions we hold that are in-the-money, we are exposed to credit risk in the event of default of our counterparty.

In addition, our investment borrowings from the FHLB are secured by collateral, the fair value of which can be significantly impacted by general market conditions. If the fair value of pledged collateral falls below specific levels, we would be required to pledge additional eligible collateral or repay all or a portion of the investment borrowings.

We face risk with respect to our reinsurance agreements.

We transfer exposure to certain risks to others through reinsurance arrangements. Under these arrangements, other insurers assume a portion of our losses and expenses associated with reported and unreported claims in exchange for a portion of policy premiums. The availability, amount and cost of reinsurance depend on general market conditions and may vary significantly. As of December 31, 2018, our reinsurance receivables and ceded life insurance inforce totaled $4.9 billion and $3.3 billion, respectively. Our six largest reinsurers accounted for 94 percent of our ceded life insurance inforce. We face credit risk with respect to reinsurance. When we obtain reinsurance, we are still liable for those transferred risks even if the reinsurer defaults on its obligations. The failure, insolvency, inability or unwillingness of one or more of the Company’s reinsurers to perform in accordance with the terms of its reinsurance agreement could negatively impact our earnings or financial position.

Our investment portfolio is subject to several risks that may diminish the value of our invested assets and negatively impact our profitability, our financial condition and our liquidity.

The value of our investment portfolio is subject to numerous factors, which may be difficult to predict, and are often beyond our control. These factors include, but are not limited to, the following:

●	changes in interest rates and credit spreads, which can reduce the value of our investments as further discussed in the risk factor entitled “Changing interest rates may adversely affect our results of operations”;

●	changes in patterns of relative liquidity in the capital markets for various asset classes;
●	changes in the perceived or actual ability of issuers to make timely repayments, which can reduce the value of our investments. This risk is significantly greater with respect to below-investment grade securities, which comprised 12 percent of the cost basis of our available for sale fixed maturity investments as of December 31, 2018; and

●	changes in the estimated timing of receipt of cash flows. For example, our structured securities, which comprised 28 percent of our available for sale fixed maturity investments at December 31, 2018, are subject to variable prepayment on the assets underlying such securities, such as mortgage loans. When asset-backed securities, collateralized debt obligations, commercial mortgage-backed securities, mortgage pass-through securities and collateralized mortgage obligations (collectively referred to as “structured securities”) prepay faster than expected, investment income may be adversely affected due to the acceleration of the amortization of purchase premiums or the inability to reinvest at comparable yields in lower interest rate environments.

We have recorded writedowns of fixed maturity investments, equity securities and other invested assets as a result of conditions which caused us to conclude a decline in the fair value of the investment was other than temporary as follows: $2.6 million in 2018; $22.8 million in 2017; and $32.3 million in 2016 ($35.9 million, prior to the $3.6 million of impairment losses recognized through accumulated other comprehensive income). Our investment portfolio is subject to the risks of further declines in realizable value. However, we attempt to mitigate this risk through the diversification and active management of our portfolio.

In the event of substantial product surrenders or policy claims, we may be required to sell assets at a loss, thereby eroding the performance of our portfolio.

Because a substantial portion of our operating results are derived from returns on our investment portfolio, significant losses in the portfolio may have a direct and materially adverse impact on our results of operations. In addition, losses on our investment portfolio could reduce the investment returns that we are able to credit to our customers of certain products, thereby impacting our sales and eroding our financial performance. Investment losses may also reduce the capital of our insurance subsidiaries, which may cause us to make additional capital contributions to those subsidiaries or may limit the ability of the insurance subsidiaries to make dividend payments to CNO.

Deteriorating financial performance of securities collateralized by mortgage loans and commercial mortgage loans may lead to writedowns, which could have a material adverse effect on our results of operations and financial condition.

Changes in mortgage delinquency or recovery rates, declining real estate prices, challenges to the validity of foreclosures and the quality of service provided by service providers on securities in our portfolios could impact the value of our investments and such changes, if material, could lead us to determine that writedowns are appropriate.

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ITEM 1A Risk Factors

The determination of the amount of realized investment losses recorded as impairments of our investments is highly subjective and could have a material adverse effect on our operating results and financial condition.

The determination of realized investment losses recorded as impairments is based upon our ongoing evaluation and assessment of known risks. We consider a wide range of factors about the investment and use our best judgment in evaluating the cause of a decline in estimated fair value and in assessing prospects for recovery. Inherent in our evaluation are assumptions and estimates about the operations of the issuer and its future earnings potential. Such evaluations and assessments are revised as conditions change and new information becomes available. We update our evaluations regularly and reflect losses from impairments in operating results as such evaluations are revised. Our assessment of whether unrealized losses are other-than-temporary impairments requires significant judgment and future events may occur, or additional information may become available, which may necessitate changes in our ongoing assessments which may impact the level of future impairments of securities in our portfolio. Historical trends may not be indicative of future other-than-temporary impairments.

The determination of fair value of our fixed maturity securities results in unrealized investment gains and losses and is, in some cases, highly subjective and could materially impact our operating results and financial condition.

In determining fair value, we generally utilize market transaction data for the same or similar instruments. The degree of management judgment involved in determining fair values is inversely related to the availability of market observable information. Since significant observable market inputs are not available for certain securities, it may be difficult to value them. The fair value of financial assets and financial liabilities may differ from the amount actually received to sell an asset or the amount paid to transfer a liability in an orderly transaction between market participants at the measurement date. Moreover, the use of different valuation assumptions may have a material effect on the fair values of the financial assets and financial liabilities. As of December 31, 2018 and 2017, our total unrealized net investment gains before adjustments for insurance intangibles and deferred income taxes were $.3 billion and $2.2 billion, respectively.

Concentration of our investment portfolio in any particular sector of the economy or type of asset may have an adverse effect on our financial position or results of operations.

The concentration of our investment portfolio in any particular industry, group of related industries, asset classes (such as residential mortgage-backed securities and other asset-backed securities), or geographic area could have an adverse effect on our results of operations and financial position. While we seek to mitigate this risk by having a broadly diversified portfolio, events or developments that have a negative impact on any particular industry, group of related industries or geographic area may have an adverse effect on the investment portfolio.

Our business is subject to extensive regulation, which limits our operating flexibility and could result in our insurance subsidiaries being placed under regulatory control or otherwise negatively impact our financial results.

Our insurance business is subject to extensive regulation and supervision in the jurisdictions in which we operate. See “Business of CNO - Governmental Regulation.” Our insurance subsidiaries are subject to state insurance laws that establish supervisory agencies. The regulations issued by state insurance agencies can be complex and subject to differing interpretations. If a state insurance regulatory agency determines that one of our insurance company subsidiaries is not in compliance with applicable regulations, the subsidiary is subject to various potential administrative remedies including, without limitation, monetary penalties, restrictions on the subsidiary’s ability to do business in that state and a return of a portion of policyholder premiums. In addition, regulatory action or investigations could cause us to suffer significant reputational harm, which could have an adverse effect on our business, financial condition and results of operations.

Our insurance subsidiaries are required to comply with statutory accounting principles (“SAP”). SAP (including principles that impact the calculation of RBC and our insurance liabilities) are subject to continued review by the NAIC in an effort to address emerging issues and improve financial reporting. Various proposals are currently being considered by the NAIC, some of which, if enacted, would negatively impact our insurance subsidiaries.

Our insurance subsidiaries are also subject to RBC requirements. These requirements were designed to evaluate the adequacy of statutory capital and surplus in relation to investment and insurance risks associated with asset quality, mortality and morbidity, asset and liability matching and other business factors. The requirements are used by states as an early warning tool to discover companies that may be weakly-capitalized for the purpose of initiating regulatory action. Generally, if an insurer’s RBC ratio falls below specified levels, the insurer is subject to different degrees of regulatory action depending upon the magnitude of the deficiency. The 2018 statutory annual statements of each of our insurance subsidiaries reflect RBC ratios in excess of the levels that would subject our insurance subsidiaries to any regulatory action.

In addition to the RBC requirements, certain states have established minimum capital requirements for insurance companies licensed to do business in their state. These regulators have the discretionary authority, in connection with the

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ITEM 1A Risk Factors

continual licensing of the Company’s insurance subsidiaries, to limit or prohibit writing new business within its jurisdiction when, in the state’s judgment, the insurance subsidiary is not maintaining adequate statutory surplus or capital or that the insurance subsidiary’s further transaction of business would be hazardous to policyholders. The state insurance department rules provide several standards for the regulators to use in identifying companies which may be deemed to be in hazardous financial condition. One of the standards defines hazardous conditions as existing if an insurer’s operating loss in the last twelve months or any shorter period of time, (including, but not limited to: (A) net capital gain or loss; (B) change in nonadmitted assets; and (C) cash dividends paid to shareholders), is greater than fifty percent of the insurer’s remaining surplus. All of our insurance subsidiaries currently exceed these standards, if applicable.

Our broker-dealer and investment advisor subsidiaries are subject to regulation and supervision by the SEC, FINRA and certain state regulatory bodies. The SEC, FINRA and other governmental agencies, as well as state securities commissions, may examine or investigate the activities of broker-dealers and investment advisors. These examinations or investigations often focus on the activities of the registered representatives and registered investment advisors doing business through such entities and the entities’ supervision of those persons. It is possible that any examination or investigation could lead to enforcement action by the regulator and/or may result in payments of fines and penalties, payments to customers, or both, as well as changes in systems or procedures of such entities, any of which could have a material adverse effect on the Company’s financial condition or results of operations.

Furthermore, the SEC is reviewing the standard of conduct applicable to broker-dealers and investment advisors when those entities provide personalized investment advice about securities to retail customers. FINRA has also issued a report addressing how its member firms might identify and address conflicts of interest including conflicts related to the introduction of new products and services and the compensation of the member firms’ associated persons. These regulatory initiatives could have an impact on Company operations and the manner in which broker-dealers and investment advisors distribute the Company’s products.

Volatility in the securities markets, and other economic factors, may adversely affect our business, particularly our sales of certain life insurance products and annuities.

Fluctuations in the securities markets and other economic factors may adversely affect sales and/or policy surrenders of our annuities and life insurance policies. For example, volatility in the equity markets may deter potential purchasers from investing in fixed index annuities and may cause current policyholders to surrender their policies for the cash value or to reduce their investments. In addition, significant or unusual volatility in the general level of interest rates could negatively impact sales and/or lapse rates on certain types of insurance products.

Litigation and regulatory investigations are inherent in our business, may harm our financial condition and reputation, and may negatively impact our financial results.

Insurance companies historically have been subject to substantial litigation. In addition to the traditional policy claims associated with their businesses, insurance companies like ours face class action suits and derivative suits from policyholders and/or shareholders. We also face significant risks related to regulatory investigations and proceedings. The litigation and regulatory matters we are, have been, or may become, subject to include matters related to the classification of our career agents as independent contractors, sales, marketing and underwriting practices, payment of contingent or other sales commissions, claim payments and procedures, product design, product disclosure, administration, additional premium charges for premiums paid on a periodic basis, calculation of cost of insurance charges, changes to certain non-guaranteed policy features, denial or delay of benefits, charging excessive or impermissible fees on products, procedures related to canceling policies and recommending unsuitable products to customers. Certain of our insurance policies allow or require us to make changes based on experience to certain non-guaranteed elements (“NGEs”) such as cost of insurance charges, expense loads, credited interest rates and policyholder bonuses. We intend to make changes to certain NGEs in the future. In some instances in the past, such action has resulted in litigation and similar litigation may arise in the future. Our exposure (including the potential adverse financial consequences of delays or decisions not to pursue changes to certain NGEs), if any, arising from any such action cannot presently be determined. Our pending legal and regulatory proceedings include matters that are specific to us, as well as matters faced by other insurance companies. State insurance departments have focused and continue to focus on sales, marketing and claims payment practices and product issues in their market conduct examinations. Negotiated settlements of class action and other lawsuits have had a material adverse effect on the business, financial condition and results of operations of CNO and our insurance subsidiaries.

We are, in the ordinary course of our business, a plaintiff or defendant in actions arising out of our insurance business, including class actions and reinsurance disputes, and, from time to time, we are also involved in various governmental and administrative proceedings and investigations and inquiries such as information requests, subpoenas and books and record examinations, from state, federal and other authorities. Recently, we and other insurance companies have been the subject of regulatory examinations regarding compliance with state unclaimed property laws. Such examinations have included inquiries related to the use of data available on the U.S. Social Security Administration’s Death Master File to identify instances where benefits under life insurance policies, annuities and retained asset accounts are payable. It is possible that such examination or other regulatory inquiries may result in payments to beneficiaries, escheatment of funds deemed abandoned under state laws and changes to procedures for the identification and escheatment of abandoned property. See the note to the

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ITEM 1A Risk Factors

consolidated financial statements entitled “Litigation and Other Legal Proceedings.” The ultimate outcome of these lawsuits, regulatory proceedings and investigations cannot be predicted with certainty. In the event of an unfavorable outcome in one or more of these matters, the ultimate liability may be in excess of liabilities we have established and could have a material adverse effect on our business, financial condition, results of operations or cash flows. We could also suffer significant reputational harm as a result of such litigation, regulatory proceedings or investigations, including harm flowing from actual or threatened revocation of licenses to do business, regulator actions to assert supervision or control over our business, and other sanctions which could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Managing operational risks may not be effective in mitigating risk and loss to us.

We are subject to operational risks including, among other things, fraud, errors, failure to document transactions properly or to obtain proper internal authorization, failure to comply with regulatory requirements or obligations under our agreements, information technology failures including cyber security attacks and failure of our service providers (such as investment custodians and information technology and policyholder service providers) to comply with our services agreements. The associates and agents who conduct our business, including executive officers and other members of management, sales managers, investment professionals, product managers, sales agents and other associates, do so in part by making decisions and choices that involve exposing us to risk. These include decisions involving numerous business activities such as setting underwriting guidelines, product design and pricing, investment purchases and sales, reserve setting, claim processing, policy administration and servicing, financial and tax reporting and other activities, many of which are very complex.

We seek to monitor and control our exposure to risks arising out of these activities through a risk control framework encompassing a variety of reporting systems, internal controls, management review processes and other mechanisms. However, these processes and procedures may not effectively control all known risks or effectively identify unforeseen risks. Management of operational risks can fail for a number of reasons including design failure, systems failure, cyber security attacks, human error or unlawful activities. If our controls are not effective or properly implemented, we could suffer financial or other loss, disruption of our business, regulatory sanctions or damage to our reputation. Losses resulting from these failures may have a material adverse effect on our financial position or results of operations.

The occurrence of natural or man-made disasters or a pandemic could adversely affect our financial condition and results of operations.

We are exposed to various risks arising out of natural disasters, including earthquakes, hurricanes, floods and tornadoes, and man-made disasters, including acts of terrorism and military actions and pandemics. For example, a natural or man-made disaster or a pandemic could lead to unexpected changes in persistency rates as policyholders and contractholders who are affected by the disaster may be unable to meet their contractual obligations, such as payment of premiums on our insurance policies and deposits into our investment products. In addition, such a disaster or pandemic could also significantly increase our mortality and morbidity experience above the assumptions we used in pricing our products. The continued threat of terrorism and ongoing military actions may cause significant volatility in global financial markets, and a natural or man-made disaster or a pandemic could trigger an economic downturn in the areas directly or indirectly affected by the disaster or pandemic. These consequences could, among other things, result in a decline in business and increased claims from those areas. Disasters or a pandemic also could disrupt public and private infrastructure, including communications and financial services, which could disrupt our normal business operations.

A natural or man-made disaster or a pandemic could also disrupt the operations of our counterparties or result in increased prices for the products and services they provide to us. For example, a natural or man-made disaster or a pandemic could lead to increased reinsurance prices and potentially cause us to retain more risk than we otherwise would retain if we were able to obtain reinsurance at lower prices. In addition, a disaster or a pandemic could adversely affect the value of the assets in our investment portfolio if it affects companies’ ability to pay principal or interest on their securities.

Interruption in telecommunication, information technology and other operational systems, or a failure to maintain the security, confidentiality or privacy of sensitive data residing on such systems, could harm our business.

We depend heavily on our telecommunication, information technology and other operational systems and on the integrity and timeliness of data we use to run our businesses and service our customers. These systems may fail to operate properly or become disabled as a result of events or circumstances which may be wholly or partly beyond our control. Further, we face the risk of operational and technology failures by others, including financial intermediaries, vendors and parties that provide services to us. If these parties do not perform as anticipated, we may experience operational difficulties, increased costs and other adverse effects on our business. Despite our implementation of a variety of security measures, our information technology and other systems have been and may continue to be subject to attacks and unauthorized access, such as physical or electronic break-ins, unauthorized tampering or other security breaches, which could in turn compromise the security, confidentiality or privacy of sensitive data, including personal financial and health information relating to customers. There can be no assurance that a future breach will not occur or, if any does occur, that it can be promptly detected and sufficiently remediated without materially impacting our business or our operations.

Interruption in telecommunication, information technology and other operational systems, or a failure to maintain the security, confidentiality or privacy of sensitive data residing on such systems, whether due to actions by us or others, could delay or

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ITEM 1A Risk Factors

disrupt our ability to do business and service our customers, harm our reputation, subject us to litigation, regulatory sanctions and other claims, require us to incur significant expenses, lead to a loss of customers and revenues and otherwise adversely affect our business. Depending on the nature of the information compromised, in the event of a data breach or other unauthorized access to our customer data, we may also have obligations to notify customers about the incident and we may need to provide some form of remedy, such as a subscription to a credit monitoring service, for the individuals affected by the incident. A growing number of legislative and regulatory bodies have adopted consumer  notification requirements in the event of unauthorized access to or acquisition of certain types of personal data. Such breach notification laws continue to evolve and may be inconsistent from one jurisdiction to another. Complying with these obligations could cause us to incur substantial costs (including fines) and could increase negative publicity surrounding any incident that compromises customer data. While we maintain insurance coverage that, subject to policy terms and conditions and a self-insured retention, is designed to address certain aspects of cyber risks, such insurance coverage may be insufficient to cover all losses or all types of claims that may arise in the continually evolving area of cyber risk.

Third parties to whom we outsource certain of our functions are also subject to the risks outlined above, and failures in their systems could adversely affect our business.

Our business could be interrupted or compromised if we experience difficulties arising from outsourcing relationships.

We outsource certain information technology and policy administration operations to third-party service providers. If we fail to maintain an effective outsourcing strategy or if third-party providers do not perform as contracted, we may experience operational difficulties, increased costs and a loss of business that could have a material adverse effect on our results of operations. In the event that one or more of our third-party service providers becomes unable to continue to provide services, we may suffer financial loss and other negative consequences.

We have substantial indebtedness which may restrict our ability to take advantage of business, strategic or financing opportunities.

As of December 31, 2018, we had an aggregate principal amount of indebtedness of $925.0 million. Our indebtedness will require approximately $145 million in cash to service in 2019 (based on the principal amounts outstanding and applicable interest rates as of December 31, 2018). Our substantial indebtedness and the obligations under our debt agreements may restrict our ability to take advantage of business, strategic or financing opportunities.

In conjunction with the refinancing of its existing debt in 2015, the Company entered into a $150.0 million four-year unsecured revolving credit agreement on May 19, 2015, and made an initial drawing of $100.0 million, resulting in $50.0 million available for additional borrowings. On October 13, 2017, the Company entered into an amendment and restatement agreement (the “Amendment Agreement”) with respect to its revolving credit agreement (as amended by the Amendment Agreement, the “Revolving Credit Agreement”). The Amendment Agreement, among other things, increased the total commitments available under the revolving credit facility from $150.0 million to $250.0 million, increased the aggregate amount of additional incremental loans the Company may incur from $50.0 million to $100.0 million and extended the maturity date of the revolving credit facility from May 19, 2019 to the earlier of October 13, 2022 and the date that is six months prior to the maturity date of the 4.500% Senior Notes due 2020 (the “2020 Notes”), which is November 30, 2019. The amount drawn under the Revolving Credit Agreement continues to be $100.0 million. On May 19, 2015, the Company also issued $325.0 million aggregate principal amount of the 2020 Notes and $500.0 million aggregate principal amount of 5.250% Senior Notes due 2025 (together with the 2020 Notes, the “Notes”). The Revolving Credit Agreement contains various restrictive covenants and required financial ratios that we are required to meet or maintain and that will limit our operating flexibility. If we default under any of these covenants, the lenders could declare the outstanding principal amount of the loan, accrued and unpaid interest and all other amounts owing or payable thereunder to be immediately due and payable, which would have material adverse consequences to us. In such event, the holders of the Notes could elect to take similar action with respect to those debts. If that were to occur, we would not have sufficient liquidity to repay our indebtedness.

If we fail to pay interest or principal on our other indebtedness, including the Notes, we will be in default under the indenture governing such indebtedness, which could also lead to a default under agreements governing our existing and future indebtedness, including under the Revolving Credit Agreement. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we likely would not have sufficient funds to repay our indebtedness. Absent sufficient liquidity to repay our indebtedness, our management or our independent registered public accounting firm may conclude that there is substantial doubt regarding our ability to continue as a going concern.

The Revolving Credit Agreement and the Indenture for the Notes contain various restrictive covenants and required financial ratios that limit our operating flexibility. The violation of one or more loan covenant requirements will entitle our lenders to declare all outstanding amounts under the Revolving Credit Agreement and the Notes to be due and payable.

Pursuant to the Revolving Credit Agreement, we agreed to a number of covenants and other provisions that restrict the Company’s ability to borrow money and pursue some operating activities without the prior consent of the lenders. We also agreed to meet or maintain various financial ratios and balances. Our ability to meet these financial tests may be affected by events

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ITEM 1A Risk Factors

beyond our control. There are several conditions or circumstances that could lead to an event of default under the Revolving Credit Agreement, as described below.

The Revolving Credit Agreement contains certain financial, affirmative and negative covenants. The negative covenants in the Revolving Credit Agreement include restrictions that relate to, among other things and subject to customary baskets, exceptions and limitations for facilities of this type:

●	subsidiary debt;

●	liens;

●	restrictive agreements;

●	restricted payments during the continuance of an event of default;

●	disposition of assets and sale and leaseback transactions;

●	transactions with affiliates;

●	change in business;

●	fundamental changes;

●	modification of certain agreements; and

●	changes to fiscal year.

The Revolving Credit Agreement requires the Company to maintain (each as calculated in accordance with the Revolving Credit Agreement): (i) a debt to total capitalization ratio of not more than 35.0 percent (30.0 percent prior to the Amendment Agreement) (such ratio was 22.5 percent at December 31, 2018); (ii) an aggregate ratio of total adjusted capital to company action level risk-based capital for the Company’s insurance subsidiaries of not less than 250 percent (such ratio was estimated to be 393 percent at December 31, 2018); and (iii) a minimum consolidated net worth of not less than the sum of (x) $2,674 million plus (y) 50.0% of the net equity proceeds received by the Company from the issuance and sale of equity interests in the Company (the Company’s consolidated net worth was $3,193.2 million at December 31, 2018 compared to the minimum requirement of $2,687.4 million).

The Revolving Credit Agreement provides for customary events of default (subject in certain cases to customary grace and cure periods), which include, without limitation, the following:

●	non-payment;

●	breach of representations, warranties or covenants;

●	cross-default and cross-acceleration;

●	bankruptcy and insolvency events;

●	judgment defaults;

●	actual or asserted invalidity of documentation with respect to the Revolving Credit Agreement;

●	change of control; and

●	customary ERISA defaults.

If an event of default under the Revolving Credit Agreement occurs and is continuing, KeyBank National Association (as the administrative agent) may accelerate the amounts and terminate all commitments outstanding under the Revolving Credit Agreement.

These covenants place significant restrictions on the manner in which we may operate our business and our ability to meet these financial covenants may be affected by events beyond our control. If we default under any of these covenants, the lenders could declare the outstanding principal amount of the loan, accrued and unpaid interest and all other amounts owing and payable thereunder to be immediately due and payable, which would have material adverse consequences to us. If the lenders under the Revolving Credit Agreement elect to accelerate the amounts due, the holders of the Notes could elect to take similar action with respect to those debts. If that were to occur, we would not have sufficient liquidity to repay our indebtedness.

The Indenture contains covenants that restrict the Company’s ability, with certain exceptions, to:

●	incur certain subsidiary indebtedness without also guaranteeing the Notes;

●	create liens;

●	enter into sale and leaseback transactions;

●	issue, sell, transfer or otherwise dispose of any shares of capital stock of any Insurance Subsidiary (as defined in the Indenture); and

●	consolidate or merge with or into other companies or transfer all or substantially all of the Company’s assets.

The Indenture provides for customary events of default (subject in certain cases to customary grace and cure periods), which include nonpayment, breach of covenants in the Indenture, failure to pay at maturity or acceleration of other indebtedness, a failure to pay certain judgments and certain events of bankruptcy and insolvency. Generally, if an event of default occurs, Wilmington Trust, National Association or holders of at least 25% in principal amount of the then outstanding Notes may declare the principal of and accrued but unpaid interest, including any additional interest, on all of the Notes to be due and payable.

Our current credit ratings may adversely affect our ability to access capital and the cost of such capital, which could have a material adverse effect on our financial condition and results of operations.

Our issuer credit and senior unsecured debt rating from all but one of the major rating agencies is below investment grade. If we were to require additional capital, either to refinance our existing indebtedness or for any other reason, our current senior unsecured debt ratings, as well as conditions in the credit markets generally, could restrict our access to such capital and adversely affect its cost. Disruptions, volatility and uncertainty in the financial markets, and our below investment grade rating could limit our ability to access external capital markets at times and on terms which allow us to meet our capital and liquidity needs. See

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ITEM 1A Risk Factors

“Management’s Discussion and Analysis of Financial Condition and Results of Operations-Liquidity of the Holding Companies” for more information.

CNO is a holding company and its liquidity and ability to meet its obligations may be constrained by the ability of CNO’s insurance subsidiaries to distribute cash to it.

CNO and CDOC, Inc. (“CDOC”) are holding companies with no business operations of their own. CNO and CDOC depend on their operating subsidiaries for cash to make principal and interest payments on debt and to pay administrative expenses and income taxes. CNO and CDOC receive cash from our insurance subsidiaries, consisting of dividends and distributions, principal and interest payments on surplus debentures and tax-sharing payments, as well as cash from their non-insurance subsidiaries consisting of dividends, distributions, loans and advances. Deterioration in the financial condition, earnings or cash flow of these significant subsidiaries for any reason could hinder the ability of such subsidiaries to pay cash dividends or other disbursements to CNO and/or CDOC, which would limit our ability to meet our debt service requirements and satisfy other financial obligations. In addition, CNO may elect to contribute additional capital to certain insurance subsidiaries to strengthen their surplus for covenant compliance or regulatory purposes (including, for example, maintaining adequate RBC level) or to provide the capital necessary for growth, in which case it is less likely that its insurance subsidiaries would pay dividends to the holding company. Accordingly, this could limit CNO’s ability to meet debt service requirements and satisfy other holding company financial obligations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Liquidity of the Holding Companies” for more information.

CNO receives dividends and other payments from CDOC and from certain non-insurance subsidiaries. CDOC receives dividends  and surplus debenture interest payments from our insurance subsidiaries and payments from certain of our non-insurance subsidiaries. Payments from our non-insurance subsidiaries to CNO or CDOC, and payments from CDOC to CNO, do not require approval by any regulatory authority or other third party. However, the payment of dividends or surplus debenture interest by our insurance subsidiaries to CDOC is subject to state insurance department regulations and may be prohibited by insurance regulators if they determine that such dividends or other payments could be adverse to our policyholders or contract holders. Insurance regulations generally permit dividends to be paid from statutory earned surplus of the insurance company without regulatory approval for any 12-month period in amounts equal to the greater of (or in some states, the lesser of):

●	statutory net gain from operations or statutory net income for the prior year, or

●	10 percent of statutory capital and surplus as of the end of the preceding year.

However, as each of the immediate insurance subsidiaries of CDOC has negative earned surplus, any dividend payments from the insurance subsidiaries to CNO require the prior approval of the director or commissioner of the applicable state insurance department. In 2018, our insurance subsidiaries paid dividends of $213.9 million to CDOC. CNO expects to receive regulatory approval for future dividends from our insurance subsidiaries, but there can be no assurance that such payments will be approved or that the financial condition of our insurance subsidiaries will not deteriorate, making future approvals less likely.

CDOC holds surplus debentures from Conseco Life Insurance Company of Texas (“CLTX”) with an aggregate principal amount of $749.6 million. Interest payments on those surplus debentures do not require additional approval provided the RBC ratio of CLTX exceeds 100 percent (but do require prior written notice to the Texas state insurance department). The estimated RBC ratio of CLTX was 329 percent at December 31, 2018. CDOC also holds a surplus debenture from Colonial Penn with a principal balance of $160.0 million. Interest payments on that surplus debenture require prior approval by the Pennsylvania state insurance department. Dividends and other payments from our non-insurance subsidiaries, including 40|86 Advisors and CNO Services, LLC (“CNO Services”), to CNO or CDOC do not require approval by any regulatory authority or other third party. However, insurance regulators may prohibit payments by our insurance subsidiaries to parent companies if they determine that such payments could be adverse to our policyholders or contractholders.

In addition, although we are under no obligation to do so, we may elect to contribute additional capital to strengthen the surplus of certain insurance subsidiaries for covenant compliance or regulatory purposes or to provide the capital necessary for growth. Any election regarding the contribution of additional capital to our insurance subsidiaries could affect the ability of our top tier insurance subsidiaries to pay dividends. The ability of our insurance subsidiaries to pay dividends is also impacted by various criteria established by rating agencies to maintain or receive higher financial strength ratings and by the capital levels that we target for our insurance subsidiaries, as well as the RBC compliance requirements under the Revolving Credit Agreement. CDOC made a capital contribution of $265.0 million to its insurance subsidiaries in 2018.

In addition, Washington National may not distribute funds to any affiliate or shareholder, except pursuant to agreements with affiliates that have been approved, without prior notice to the Florida Office of Insurance Regulation, in accordance with an order from the Florida Office of Insurance Regulation.

We previously identified a material weakness in our internal control over financial reporting which has been remediated, and our business may be adversely affected if we fail to maintain effective controls over financial reporting.

We have previously identified material weaknesses in internal controls which were subsequently remediated. We have emphasized the importance of performing and reviewing calculations consistent with the design of our internal control structure in an effort to ensure controls operate effectively.

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We face the risk that, notwithstanding our efforts to date to identify and remedy the material weakness in our internal control over financial reporting, we may discover other material  weaknesses in the future and the cost of remediating the material weakness could be high and could have a material adverse effect on our financial condition and results of operations.

Our ability to use our existing NOLs may be limited by certain transactions, and an impairment of existing NOLs could result in a significant writedown in the value of our deferred tax assets, which could cause us to breach the debt to total capitalization covenant of the Revolving Credit Agreement.

As of December 31, 2018, we had approximately $3.3 billion of federal tax NOLs resulting in deferred tax assets of approximately $.7 billion (of which $.5 billion expires in years 2023 through 2035 and $.2 billion has no expiration date). Section 382 of the Code imposes limitations on a corporation’s ability to use its NOLs when it undergoes a 50 percent “ownership change” over a three year period. Although we underwent an ownership change in 2003 as the result of our reorganization, the timing and manner in which we will be able to utilize our NOLs is not currently limited by Section 382.

We regularly monitor ownership changes (as calculated for purposes of Section 382) based on available information and, as of December 31, 2018, our analysis indicated that we were below the 50 percent ownership change threshold that would limit our ability to utilize our NOLs. A future transaction or transactions and the timing of such transaction or transactions could trigger an ownership change under Section 382. Such transactions may include, but are not limited to, additional repurchases or issuances of common stock, acquisitions or sales of shares of CNO’s stock by certain holders of its shares, including persons who have held, currently hold or may accumulate in the future 5 percent or more of CNO’s outstanding common stock for their own account. In January 2009, CNO’s Board of Directors adopted a Section 382 Rights Agreement designed to protect shareholder value by preserving the value of our NOLs. The Section 382 Rights Agreement has been amended and extended by the CNO Board of Directors on three occasions. The Amended Section 382 Rights Agreement provides a strong economic disincentive for any one shareholder knowingly, and without the approval of the Board of Directors, to become an owner of more than 4.99% of the Company’s outstanding common stock (or any other interest in CNO that would be treated as “stock” under applicable Section 382 regulations) and for any owner of more than 4.99% of CNO’s outstanding common stock as of the date of the Amended Section 382 Rights Agreement to increase their ownership stake by more than 1 percent of the shares of CNO’s common stock then outstanding, and thus limits the uncertainty with regard to the potential for future ownership changes. However, despite the strong economic disincentives of the Amended Section 382 Rights Agreement, shareholders may elect to increase their ownership, including beyond the limits set by the Amended Section 382 Rights Agreement, and thus adversely affect CNO’s ownership shift calculations. To further protect against the possibility of triggering an ownership change under Section 382, CNO’s shareholders approved in 2010 an amendment to CNO’s certificate of incorporation (the “Original Section 382 Charter Amendment”) designed to prevent certain transfers of common stock which could otherwise adversely affect our ability to use our NOLs. CNO’s shareholders approved amendments and extensions of the Original Section 382 Charter Amendment in 2013 and in 2016 (the “2016 Section 382 Charter Amendment”). The 2016 Section 382 Charter Amendment became effective July 31, 2016 and is scheduled to expire on July 31, 2019.

See the note to the consolidated financial statements entitled “Income Taxes” for further information regarding the Amended Section 382 Rights Agreement, the 2016 Section 382 Charter Amendment and CNO’s NOLs.

If an ownership change were to occur for purposes of Section 382, we would be required to calculate an annual limitation on the use of our NOLs to offset future taxable income. The annual restriction would be calculated based upon the value of CNO’s equity at the time of such ownership change, multiplied by a federal long-term tax exempt rate (2.51 percent at December 31, 2018), and the annual restriction could eliminate our ability to use a substantial portion of our NOLs to offset future taxable income. Additionally, the writedown of our deferred tax assets that would occur in the event of an ownership change for purposes of Section 382 could cause us to breach the debt to total capitalization covenant in the Revolving Credit Agreement.

The value of our deferred tax assets may be reduced to the extent our future profits are less than we have projected or the current corporate income tax rate is reduced, and such reductions in value may have a material adverse effect on our results of operations and our financial condition.

As of December 31, 2018, we had net deferred tax assets of $604.7  million. Our income tax expense includes deferred income taxes arising from temporary differences between the financial reporting and tax bases of assets and liabilities, capital loss carryforwards and NOLs. We evaluate the realizability of our deferred tax assets and assess the need for a valuation allowance on an ongoing basis. In evaluating our deferred tax assets, we consider whether it is more likely than not that the deferred tax assets will be realized. The ultimate realization of our deferred tax assets depends upon generating sufficient future taxable income during the periods in which our temporary differences become deductible and before our capital loss carry-forwards and NOLs expire. Our assessment of the realizability of our deferred tax assets requires significant judgment. Failure to achieve our projections may result in an increase in the valuation allowance in a future period. Any future increase in the valuation allowance would result in additional income tax expense which could have a material adverse effect upon our earnings in the future, and reduce shareholders’ equity.

The value of our net deferred tax assets as of December 31, 2018 reflects the current Federal corporate income tax rate of 21 percent. A reduction in the corporate income tax rate would cause a writedown of our net deferred tax assets, which may have a material adverse effect on our results of operations and financial condition.

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From time to time we may become subject to tax audits, tax litigation or similar proceedings, and as a result we may owe additional taxes, interest and penalties, or our NOLs may be reduced, in amounts that may be material.

In determining our provisions for income taxes and our accounting for tax-related matters in general, we are required to exercise judgment. We regularly make estimates where the ultimate tax determination is uncertain. The final determination of any tax audit, appeal of the decision of a taxing authority, tax litigation or similar proceedings may be materially different from that reflected in our financial statements. The assessment of additional taxes, interest and penalties could be materially adverse to our current and future results of operations and financial condition. See the note to the consolidated financial statements entitled “Income Taxes” for further information.

Our results of operations may be negatively impacted if our initiatives to restructure our insurance operations or our efforts to become more efficient are unsuccessful.

We have implemented or are in the process of implementing several initiatives to improve operating results, including: (i) focusing sales efforts on higher margin products; (ii) reducing operating expenses by eliminating or reducing marketing costs of certain products; (iii) streamlining administrative procedures and reducing personnel; (iv) using third party service providers to improve service and reduce expenses; and (v) increasing retention rates on our more profitable blocks of inforce business. Many of our initiatives address issues resulting from the substantial number of acquisitions of our Predecessor. Between 1982 and 1997, our Predecessor completed 19 transactions involving the acquisitions of 44 separate insurance companies. These prior acquisitions have contributed to the complexity and cost of our current administrative operating environment and make it challenging, in some instances, to operate our business within the expense levels assumed in the pricing of our products. If we are unsuccessful in our efforts to become more efficient, our future earnings will be adversely affected.

In the event one or more of our third party service providers to whom we outsource certain of our functions becomes unable to continue to provide services or experiences a failure in their systems, our business could be adversely impacted.

Conversions to new systems can result in valuation differences between the prior system and the new system. We have recognized such differences in the past. Our planned conversions could result in future valuation adjustments, and these adjustments may have a material adverse effect on future earnings.

A decline in the current financial strength rating of our insurance subsidiaries could cause us to experience decreased sales, increased agent attrition and increased policyholder lapses and redemptions.

An important competitive factor for our insurance subsidiaries is the financial strength ratings they receive from nationally recognized rating organizations. Agents, insurance brokers and marketing companies who market our products and prospective purchasers of our products use the financial strength ratings of our insurance subsidiaries as an important factor in determining whether to market or purchase. Ratings have the most impact on our annuity, interest-sensitive life insurance and long-term care products.

The current financial strength ratings of our primary insurance subsidiaries from A.M. Best, Moody’s, Fitch and S&P are “A-”, “A3”, “BBB+” and “BBB+”, respectively. A.M. Best has sixteen possible ratings. There are three ratings above the “A-” rating of our primary insurance subsidiaries and twelve ratings that are below that rating. Moody’s has twenty-one possible ratings. There  are six ratings above the “A3” rating of our primary insurance subsidiaries and fourteen ratings that are below that rating. Fitch has nineteen possible ratings. There are seven ratings above the “BBB+” rating of our primary insurance subsidiaries and eleven ratings that are below that rating. S&P has twenty-one possible ratings. There are seven ratings above the “BBB+” rating of our primary insurance subsidiaries and thirteen ratings that are below that rating.

If our ratings are downgraded, we may experience declining sales of certain of our insurance products, defections of our independent and career sales force, and increased policies being redeemed or allowed to lapse. These events would adversely affect our financial results, which could then lead to ratings downgrades.

Competition from companies that have greater market share, higher ratings, greater financial resources and stronger brand recognition, may impair our ability to retain existing customers and sales representatives, attract new customers and sales representatives and maintain or improve our financial results.

The supplemental health insurance, annuity and individual life insurance markets are highly competitive. Competitors include other life and accident and health insurers, commercial banks, thrifts, mutual funds and broker-dealers.

Our principal competitors vary by product line. Our main competitors for agent-sold long-term care insurance products include Northwestern Mutual, Mutual of Omaha and New York Life. Our main competitors for agent-sold Medicare supplement insurance products include Blue Cross and Blue Shield Plans, United HealthCare and Mutual of Omaha. Our main competitors for life insurance sold through direct marketing channels include Gerber Life, Mutual of Omaha, New York Life and subsidiaries of Torchmark Corporation. Our main competitors for supplemental health products sold through our Washington National segment include AFLAC, subsidiaries of Allstate, Colonial Life and Accident Company and subsidiaries of Torchmark Corporation.

In some of our product lines, such as life insurance and fixed annuities, we have a relatively small market share. Even in some of the lines in which we are one of the top writers, our market share is relatively small. For example, while, based on an Individual Long-Term Care Insurance Survey, our Bankers Life subsidiary ranked sixth in new annualized premiums of individual long-term care insurance in the first half of 2018 with a market share of approximately 7 percent, the top five writers of individual

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long-term care insurance had new annualized premiums with a combined market share of approximately 79 percent during the period. In addition, while, based on a 2017 Medicare Supplement Loss Ratios report, we ranked sixth in direct premiums earned for Medicare supplement insurance in 2017 with a market share of 2.7 percent, the top writer of Medicare supplement insurance had direct premiums with a market share of 35 percent during the period.

Most of our major competitors have higher financial strength ratings than we do. Many of our competitors are larger companies that have greater capital, technological and marketing resources and have access to capital at a lower cost. Recent industry consolidation, including business combinations among insurance and other financial services companies, has resulted in larger competitors with even greater financial resources. Furthermore, changes in federal law have narrowed the historical separation between banks and insurance companies, enabling traditional banking institutions to enter the insurance and annuity markets and further increase competition. This increased competition may harm our ability to maintain or improve our profitability.

In addition, because the actual cost of products is unknown when they are sold, we are subject to competitors who may sell a product at a price that does not cover its actual cost. Accordingly, if we do not also lower our prices for similar products, we may lose market share to these competitors. If we lower our prices to maintain market share, our profitability would decline.

The Colonial Penn segment has faced increased competition from other insurance companies who also distribute products through direct marketing. In addition, the demand and cost of television advertising appropriate for Colonial Penn’s campaigns fluctuates from period to period and this will impact the average cost to generate a TV lead.

We must attract and retain sales representatives to sell our insurance and annuity products. Strong competition exists among insurance and financial services companies for sales representatives. We compete for sales representatives primarily on the basis of our financial position, financial strength ratings, support services, compensation, products and product features. Our competitiveness for such agents also depends upon the relationships we develop with these agents. Our Predecessor’s bankruptcy continues to be an adverse factor in developing relationships with certain agents. If we are unable to attract and retain sufficient numbers of sales representatives to sell our products, our ability to compete and our revenues and profitability would suffer.

If we are unable to attract and retain agents and marketing organizations, sales of our products may be reduced.

Our products are marketed and distributed primarily through a dedicated field force of career agents and sales managers (in our Bankers Life segment) and through PMA and independent marketing organizations (in our Washington National segment). We must attract and retain agents, sales managers and independent marketing organizations to sell our products through those distribution channels. We compete with other insurance companies, financial services companies and other entities for agents and sales managers and for business through marketing organizations. If we are unable to attract and retain these agents, sales managers and marketing organizations, our ability to grow our business and generate revenues from new sales would suffer. In recent periods, our Bankers Life segment has faced challenges in retaining new agents, which has impacted sales of its products.

Federal and state legislation could adversely affect the financial performance of our insurance operations.

During recent years, the health insurance industry has experienced substantial changes, including those caused by healthcare legislation. Recent federal and state legislation and pending legislative proposals concerning healthcare reform contain features that could severely limit, or eliminate, our ability to vary pricing terms or apply medical underwriting standards to individuals, thereby potentially increasing our benefit ratios and adversely impacting our financial results. In particular, Medicare reform could affect our ability to price or sell our products or profitably maintain our blocks inforce. For example, the Medicare Advantage program provides incentives for health plans to offer managed care plans to seniors. The growth of managed care plans under this program has decreased sales of the traditional Medicare supplement products we sell. Some current proposals contain government provided long-term care insurance which could affect the sales of our long-term care products.

Proposals currently pending in Congress and some state legislatures may also affect our financial results. These proposals include the implementation of minimum consumer protection standards in all long-term care policies, including: guaranteed premium rates; protection against inflation; limitations on waiting periods for pre-existing conditions; setting standards for sales practices for long-term care insurance; and guaranteed consumer access to information about insurers, including information regarding lapse and replacement rates for policies and the percentage of claims denied. Enactment of any proposal that would limit the amount we can charge for our products, such as guaranteed premium rates, or that would increase the benefits we must pay, such as limitations on waiting periods, or that would otherwise increase the costs of our business, could adversely affect our financial results.

The NAIC has developed a principle-based reserving approach for life insurance products which will replace the current formulaic approach to determining policy reserves with an approach that more closely reflects the risks of the products. The principle-based approach became effective on January 1, 2017, and there is a three-year transition period where the approach is optional until it is required to be used for all life insurance products issued on or after January 1, 2020. The new approach will impact the financial statements of our insurance subsidiaries prepared under statutory accounting principles prescribed or permitted by regulatory authorities. The Company is implementing the new approach to its reserves on new life insurance products as they are introduced through the transition period.

On July 21, 2010, the Dodd-Frank Act was enacted and signed into law. The Dodd-Frank Act made extensive changes to the laws regulating financial services firms and requires various federal agencies to adopt a broad range of new rules and regulations. Among other provisions, the Dodd-Frank Act provides for a

CNO FINANCIAL GROUP, INC. - Form 10-K   37

PART I
ITEM 1A Risk Factors

new framework of regulation of over-the-counter derivatives markets. This requires us to clear certain types of transactions currently traded in the over-the-counter derivative markets and may limit our ability to customize derivative transactions for our needs. In addition, we will likely experience additional collateral requirements and costs associated with derivative transactions.

The Dodd-Frank Act also establishes a Financial Stability Oversight Council, which is authorized to subject nonbank financial companies deemed systemically significant to stricter prudential standards and other requirements and to subject such a company to a special orderly liquidation process outside the federal bankruptcy code, administered by the Federal Deposit Insurance Corporation (although insurance company subsidiaries would remain subject to liquidation and rehabilitation proceedings under state law). In addition, the Dodd-Frank Act establishes a Federal Insurance Office within the Department of the Treasury. While not having a general supervisory or regulatory authority over the business of insurance, the director of this office will perform various functions with respect to insurance, including serving as a non-voting member of the Financial Stability Oversight Council and making recommendations to the Council regarding insurers to be designated for more stringent regulation. The director is also required to conduct a study on how to modernize and improve the system of insurance regulation in the United States, including by increased national uniformity through either a federal charter or effective action by the states.

Federal agencies have been given significant discretion in drafting the rules and regulations that will implement the Dodd-Frank Act. Consequently, many of the details and much of the impact of the Dodd-Frank Act may not be known for some time. In addition, this legislation mandated multiple studies and reports for Congress, which could result in additional legislative or regulatory action.

We cannot predict the requirements of the regulations ultimately adopted under the Dodd-Frank Act, the effect such regulations will have on financial markets generally, or on our businesses specifically, the additional costs associated with compliance with such regulations, or any changes to our operations that may be necessary to comply with the Dodd-Frank Act, any of which could have a material adverse effect on our business, results of operations, cash flows or financial condition.

Reinsurance may not be available, affordable or adequate to protect us against losses.

As part of our overall risk and capital management strategy, we have historically purchased reinsurance from external reinsurers as well as provided internal reinsurance support for certain risks underwritten by our business segments. The availability and cost of reinsurance protection are impacted by our operating and financial performance as well as conditions beyond our control. For example, volatility in the equity markets and the related impacts on asset values required to fund liabilities may reduce the availability of certain types of reinsurance and make it more costly when it is available, as reinsurers are less willing to take on credit risk in a volatile market. Accordingly, we may be forced to incur additional expenses for reinsurance or may not be able to obtain sufficient new reinsurance on acceptable terms, which could adversely affect our ability to write future business or obtain statutory capital credit for new reinsurance.

Our insurance subsidiaries may be required to pay assessments to fund other companies’ policyholder losses or liabilities and this may negatively impact our financial results.

The solvency or guaranty laws of most states in which an insurance company does business may require that company to pay assessments up to certain prescribed limits to fund policyholder losses or liabilities of other insurance companies that become insolvent. Insolvencies of insurance companies increase the possibility that these assessments may be required. These assessments may be deferred or forgiven under most guaranty laws if they would threaten an insurer’s financial strength and, in certain instances, may be offset against future premium taxes. We cannot estimate the likelihood and amount of future assessments. Although past assessments have not been material, if there were a number of large insolvencies, future assessments could be material and could have a material adverse effect on our operating results and financial position.

We may not be able to protect our intellectual property and may be subject to infringement claims.

We rely on a combination of contractual rights and copyright, trademark and trade secret laws to establish and protect our intellectual property. Although we use a broad range of measures to protect our intellectual property rights, third parties may infringe or misappropriate our intellectual property. We may have to litigate to enforce and protect our copyrights, trademarks, trade secrets and know-how or to determine their scope, validity or enforceability, which represents a diversion of resources that may be significant in amount and may not prove successful. The loss of intellectual property protection or the inability to secure or enforce the protection of our intellectual property assets could adversely impact our business and its ability to compete effectively.

We also may be subject to costly litigation in the event that another party alleges our operations or activities infringe upon that party’s intellectual property rights. We may also be subject to claims by third parties for breach of copyright, trademark, trade secret or license usage rights. Any such claims and any resulting litigation could result in significant expense and liability for damages or we could be enjoined from providing certain products or services to our customers or utilizing and benefiting from certain methods, processes, copyrights, trademarks, trade secrets or licenses, or alternatively, we could be required to enter into costly licensing arrangements with third parties, all of which could have a material adverse effect on our business, results of operations and financial condition.

38   CNO FINANCIAL GROUP, INC. - Form 10-K

PART I
ITEM 3 Legal Proceedings

ITEM 1B. Unresolved Staff Comments.

None.

ITEM 2. Properties.

Our headquarters and the administrative operations of our Washington National segment and certain administrative operations of our subsidiaries are located on a Company-owned corporate campus in Carmel, Indiana, immediately north of Indianapolis. We currently occupy five buildings on the campus with approximately 450,000 square feet of space.

Our Bankers Life segment is primarily administered from downtown Chicago, Illinois. We currently lease approximately 135,000 square feet of office space under an agreement which expires in 2023. We also lease 269 sales offices in various states totaling approximately 885,000 square feet. These leases generally are short-term in length, with remaining lease terms expiring between 2019 and 2025.

Our Colonial Penn segment is administered from a Company-owned office building in Philadelphia, Pennsylvania, with approximately 127,000 square feet. We occupy approximately 45 percent of this space, with unused space leased to tenants.

Management believes that this office space is adequate for our needs.

ITEM 3. Legal Proceedings.

Information required for Item 3 is incorporated by reference to the discussion under the heading “Legal Proceedings” in the note to the consolidated financial statements entitled “Litigation and Other Legal Proceedings” included in Item 8 of this Form 10-K.

CNO FINANCIAL GROUP, INC. - Form 10-K   39

PART I
ITEM 4 Mine Safety Disclosures

ITEM 4.	Mine Safety Disclosures.

Not applicable.

Executive Officers of the Registrant

Officer Name and Age(a)	With CNO Since	Positions with CNO, Principal Occupation and Business Experience(b)
Bruce Baude, 54	2012	Since July 2012, executive vice president, chief operations and technology officer. From 2008 to 2012, Mr. Baude was chief operating officer at Univita Health.
Gary C. Bhojwani, 51	2016

Since January 2018, chief executive officer. From April 2016 to December 2017, president of CNO. From April 2015 until joining CNO, chief executive officer of GCB, LLC, an insurance and financial services consulting company that he founded. Mr. Bhojwani served as a member of the board of management at Allianz SE, Chairman of Allianz of America, Allianz Life Insurance Company, and Fireman’s Fund Insurance Company from 2012 to January 1, 2015. From 2007 to 2012, he served as president of Allianz Life Insurance Company of North America.

Yvonne K. Franzese, 60	2017

Since November 2017, executive vice president and chief human resources officer of CNO. From 2016 until joining CNO, chief human capital officer of TCF Bank. From 2007 to 2016, Ms. Franzese held various human resource positions at Allianz, including the chief human resources role for Allianz of North America.

Scott L. Goldberg, 48	2004	Since September 2013, president of Bankers Life. Mr. Goldberg has held various other positions since joining CNO in 2004.
Michael D. Heard, 53	2013	Since March 2017, president of Washington National. From 2013 to March 2017, senior vice president of enterprise operations for CNO.
Erik M. Helding, 46	2004

Since April 2016, executive vice president and chief financial officer. From August 2012 to April 2016, senior vice president, treasury and investor relations. Prior to August 2012, Mr. Helding was vice president, financial planning and analysis and he has held various finance positions since joining CNO in 2004.

Eric R. Johnson, 58	1997

Since September 2003, executive vice president and chief investment officer of CNO and president and chief executive officer of 40|86 Advisors, CNO’s wholly-owned registered investment advisor. Since January 2018, executive in charge of corporate development activities. Mr. Johnson has held various investment management positions since joining CNO in 1997.

John R. Kline, 61	1990	Since July 2002, senior vice president and chief accounting officer. Mr. Kline has served in various accounting and finance capacities with CNO since 1990.
Gerardo Monroy, 51	2001	Since March 2017, chief marketing officer of CNO. From August 2012 to March 2017, president of Colonial Penn. Mr. Monroy has held various other positions since joining CNO in 2001.
Joel Schwartz, 55	2014	Since March 2017, president of Colonial Penn. From 2014 to March 2017, Mr. Schwartz held various positions with Colonial Penn. Prior to joining CNO, he spent nine years with Lincoln Financial Group.
Matthew J. Zimpfer, 51	1998	Since June 2008, executive vice president and general counsel. Mr. Zimpfer has held various legal positions since joining CNO in 1998.
(a)	The executive officers serve as such at the discretion of the Board of Directors and are elected annually.
(b)	Business experience is given for at least the last five years.

40   CNO FINANCIAL GROUP, INC. - Form 10-K

Part II

ITEM 5.	Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information And Dividends

The Company’s common stock is listed and traded on the New York Stock Exchange under the symbol “CNO”.

As of February 5, 2019, there were approximately 22,000 holders of the outstanding shares of common stock, including individual participants in securities position listings.

We commenced the payment of a dividend on our common stock in the second quarter of 2012. The dividend on our common stock is declared each quarter by our Board of Directors. In determining dividends, our Board of Directors takes into consideration our financial condition, including current and expected earnings and projected cash flows.

Performance Graph

The performance graph below compares CNO’s cumulative total shareholder return on its common stock for the period from December 31, 2013 through December 31, 2018 with the cumulative total return of the Standard & Poor’s 500 Composite Stock Price Index (the “S&P 500 Index”), the Standard & Poor’s Life and Health Insurance Index (the “S&P Life and Health Insurance Index”) and the Standard & Poor’s MidCap 400 Index (the “S&P MidCap 400 Index”). The comparison for each of the periods assumes that $100 was invested on December 31, 2013 in each of CNO common stock, the stocks included in the S&P 500 Index, the stocks included in the S&P Life and Health Insurance Index and the stocks included in the S&P MidCap 400 Index and that all dividends were reinvested. The stock performance shown in this graph represents past performance and should not be considered an indication of future performance of CNO’s common stock.

CNO FINANCIAL GROUP, INC. - Form 10-K   41

PART II
ITEM 5 Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among CNO Financial Group, Inc., the S&P 500 Index, the S&P Life & Health Insurance Index, and the S&P MidCap 400 Index

*	$100 invested on 12/31/13 in stock or index, including reinvestment of dividends.

	12/13	12/14	12/15	12/16	12/17	12/18
CNO Financial Group, Inc.	$100.00	$100.58	$112.44	$113.33	$148.49	$91.28
S&P 500 Index	100.00	114.87	116.36	129.05	157.22	150.33
S&P Life & Health Insurance Index	100.00	103.48	96.48	119.26	138.85	110.01
S&P MidCap 400 Index	100.00	110.93	108.49	129.65	150.71	134.01

Issuer Purchases of Equity Securities

Period (in 2018)	Total number of shares (or units)	Average price paid per share (or unit)	Total number of shares (or units) purchased as part of publicly announced plans or programs	Maximum number (or approximate dollar value) of shares (or units) that may yet be purchased under the plans or programs(a) (dollars in millions)
October 1 through October 31	—	$—	—	$325.1
November 1 through November 30	20,674	17.95	18,791	324.7
December 1 through December 31	2,470,385	16.25	2,468,810	284.6
TOTAL	2,491,059	16.26	2,487,601	284.6
(a)	In May 2011, the Company announced a securities repurchase program of up to $100.0 million. In February 2012, June 2012, December 2012, December 2013, November 2014, November 2015 and May 2017, the Company’s Board of Directors approved, in aggregate, an additional $1,900.0 million to repurchase the Company’s outstanding securities.

42     CNO FINANCIAL GROUP, INC. - Form 10-K

Part II
ITEM 6 Selected Consolidated Financial Data

Equity Compensation Plan Information

The following table summarizes information, as of December 31, 2018, relating to our common stock that may be issued under the CNO Financial Group, Inc. Amended and Restated Long-Term Incentive Plan.

	Number of securities to be issued upon exercise of outstanding options and rights	Weighted-average exercise price of outstanding options and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)
Equity compensation plans approved by security holders	6,539,168	$17.77	5,296,134
Equity compensation plans not approved by security holders	—	—	—
TOTAL	6,539,168	$17.77	5,296,134

ITEM 6.	Selected Consolidated Financial Data.

	Years ended December 31,
(Amounts in millions, except per share data)	2018	2017	2016	2015	2014
STATEMENT OF OPERATIONS DATA
Insurance policy income	$2,593.1	$2,647.3	$2,601.1	$2,556.0	$2,629.7
Net investment income	1,306.2	1,551.3	1,325.2	1,233.6	1,427.4
Net realized investment gains (losses)	352.1	50.3	8.3	(36.6)	36.7
Total revenues	4,313.5	4,297.2	3,985.1	3,811.9	4,144.7
Interest expense	149.8	123.7	116.4	94.9	92.8
Total benefits and expenses	4,578.3	3,816.7	3,631.9	3,444.2	3,969.6
Income (loss) before income taxes	(264.8)	480.5	353.2	367.7	175.1
Income tax expense (benefit)	50.2	304.9	(5.0)	97.0	123.7
Net income (loss)	(315.0)	175.6	358.2	270.7	51.4
PER SHARE DATA
Net income (loss), basic	$(1.90)	$1.03	$2.03	$1.40	$.24
Net income (loss), diluted	(1.90)	1.02	2.01	1.39	.24
Dividends declared per common share	.39	.35	.31	.27	.24
Book value per common share outstanding	20.78	29.05	25.82	22.49	23.06
Weighted average shares outstanding for basic earnings	165.5	170.0	176.6	193.1	212.9
Weighted average shares outstanding for diluted earnings	165.5	172.1	178.3	195.2	217.7
Shares outstanding at period-end	162.2	166.9	173.8	184.0	203.3
BALANCE SHEET DATA - AT PERIOD END
Total investments	$22,995.4	$27,854.1	$26,237.6	$24,487.1	$24,908.3
Total assets	31,439.8	33,110.3	31,975.2	31,125.1	31,155.9
Corporate notes payable	916.8	914.6	912.9	911.1	780.3
Total liabilities	28,068.9	28,262.8	27,488.3	26,986.6	26,467.7
Shareholders’ equity	3,370.9	4,847.5	4,486.9	4,138.5	4,688.2
STATUTORY DATA - AT PERIOD END(a)
Statutory capital and surplus	$1,652.8	$1,904.4	$1,956.8	$1,739.2	$1,654.4
Asset valuation reserve (“AVR”)	233.3	246.8	253.3	196.9	203.1
Total statutory capital and surplus and AVR	1,886.1	2,151.2	2,210.1	1,936.1	1,857.5
(a)	We have derived the statutory data from statements filed by our insurance subsidiaries with regulatory authorities which are prepared in accordance with statutory accounting principles, which vary in certain respects from GAAP.

CNO FINANCIAL GROUP, INC. - Form 10-K     43

PART II
ITEM 7 Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations

ITEM 7.	Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations.

In this section, we review the consolidated financial condition of CNO and its consolidated results of operations for the years ended December 31, 2018, 2017 and 2016 and, where appropriate, factors that may affect future financial performance. Please read this discussion in conjunction with the consolidated financial statements and notes included in this Form 10-K.

Cautionary Statement Regarding Forward-Looking Statements

Our statements, trend analyses and other information contained in this report and elsewhere (such as in filings by CNO with the SEC, press releases, presentations by CNO or its management or oral statements) relative to markets for CNO’s products and trends in CNO’s operations or financial results, as well as other statements, contain forward-looking statements within the meaning of the federal securities laws and the Private Securities Litigation Reform Act of 1995. Forward-looking statements typically are identified by the use of terms such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “project,” “intend,” “may,” “will,” “would,” “contemplate,” “possible,” “attempt,” “seek,” “should,” “could,” “goal,” “target,” “on track,” “comfortable with,” “optimistic,” “guidance,” “outlook” and similar words, although some forward-looking statements are expressed differently. You should consider statements that contain these words carefully because they describe our expectations, plans, strategies and goals and our beliefs concerning future business conditions, our results of operations, financial position, and our business outlook or they state other “forward-looking” information based on currently available information. The “Risk Factors” in Item 1A provide examples of risks, uncertainties and events that could cause our actual results to differ materially from the expectations expressed in our forward-looking statements. Assumptions and other important factors that could cause our actual results to differ materially from those anticipated in our forward-looking statements include, among other things:

●	changes in or sustained low interest rates causing reductions in investment income, the margins of our fixed annuity and life insurance businesses, and sales of, and demand for, our products;

●

expectations of lower future investment earnings may cause us to accelerate amortization, write down the balance of insurance acquisition costs or establish additional liabilities for insurance products;

●

general economic, market and political conditions and uncertainties, including the performance and fluctuations of the financial markets which may affect the value of our investments as well as our ability to raise capital or refinance existing indebtedness and the cost of doing so;

●	the ultimate outcome of lawsuits filed against us and other legal and regulatory proceedings to which we are subject;

●	our ability to make anticipated changes to certain non-guaranteed elements of our life insurance products;

●	our ability to obtain adequate and timely rate increases on our health products, including our long-term care business;

●	the receipt of any required regulatory approvals for dividend and surplus debenture interest payments from our insurance subsidiaries;

●

mortality, morbidity, the increased cost and usage of health care services, persistency, the adequacy of our previous reserve estimates, changes in the health care market and other factors which may affect the profitability of our insurance products;

●	changes in our assumptions related to deferred acquisition costs or the present value of future profits;

●	the recoverability of our deferred tax assets and the effect of potential ownership changes and tax rate changes on their value;

●	our assumption that the positions we take on our tax return filings will not be successfully challenged by the IRS;

●	changes in accounting principles and the interpretation thereof;

●	our ability to continue to satisfy the financial ratio and balance requirements and other covenants of our debt agreements;

●

our ability to achieve anticipated expense reductions and levels of operational efficiencies including improvements in claims adjudication and continued automation and rationalization of operating systems;

●	performance and valuation of our investments, including the impact of realized losses (including other-than-temporary impairment charges);

●

our ability to identify products and markets in which we can compete effectively against competitors with greater market share, higher ratings, greater financial resources and stronger brand recognition;

●	our ability to generate sufficient liquidity to meet our debt service obligations and other cash needs;

●	changes in capital deployment opportunities;

●	our ability to maintain effective controls over financial reporting;

●	our ability to continue to recruit and retain productive agents and distribution partners;

44     CNO FINANCIAL GROUP, INC. - Form 10-K

PART II
ITEM 7 Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations

●	customer response to new products, distribution channels and marketing initiatives;
●	our ability to achieve additional upgrades of the financial strength ratings of CNO and our insurance company subsidiaries as well as the impact of our ratings on our business, our ability to access capital, and the cost of capital;

●	regulatory changes or actions, including: those relating to regulation of the financial affairs of our insurance companies, such as the calculation of risk-based capital and minimum capital requirements, and payment of dividends and surplus debenture interest to us; regulation of the sale, underwriting and pricing of products; and health care regulation affecting health insurance products;

●	changes in the Federal income tax laws and regulations which may affect or eliminate the relative tax advantages of some of our products or affect the value of our deferred tax assets;
●	availability and effectiveness of reinsurance arrangements, as well as the impact of any defaults or failure of reinsurers to perform;
●	the performance of third party service providers and potential difficulties arising from outsourcing arrangements;
●	the growth rate of sales, collected premiums, annuity deposits and assets;
●	interruption in telecommunication, information technology or other operational systems or failure to maintain the security, confidentiality or privacy of sensitive data on such systems;
●	events of terrorism, cyber attacks, natural disasters or other catastrophic events, including losses from a disease pandemic;
●	ineffectiveness of risk management policies and procedures in identifying, monitoring and managing risks; and
●	the risk factors or uncertainties listed from time to time in our filings with the SEC.

Other factors and assumptions not identified above are also relevant to the forward-looking statements, and if they prove incorrect, could also cause actual results to differ materially from those projected.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by the foregoing cautionary statement. Our forward-looking statements speak only as of the date made. We assume no obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

The reporting of RBC measures is not intended for the purpose of ranking any insurance company or for use in connection with any marketing, advertising or promotional activities.

Overview

We are a holding company for a group of insurance companies operating throughout the United States that develop, market and administer health insurance, annuity, individual life insurance and other insurance products. We focus on serving the senior and middle-income markets, which we believe are attractive, underserved, high growth markets. We sell our products through three distribution channels: career agents, independent producers (some of whom sell one or more of our product lines exclusively) and direct marketing.

We measure segment performance by excluding the loss related to reinsurance transactions, net realized investment gains (losses), fair value changes in embedded derivative liabilities (net of related amortization), fair value changes and amendment related to the agent deferred compensation plan, income taxes and other non-operating items consisting primarily of earnings attributable to VIEs (“pre-tax operating earnings”) because we believe that this performance measure is a better indicator of the ongoing business and trends in our business. Our primary investment focus is on investment income to support our liabilities for insurance products as opposed to the generation of net realized investment gains (losses), and a long-term focus is necessary to maintain profitability over the life of the business.

The loss related to reinsurance transactions, net realized investment gains (losses), fair value changes in embedded derivative liabilities (net of related amortization), fair value changes and amendment related to the agent deferred compensation plan and other non-operating items consisting primarily of earnings attributable to VIEs depend on market conditions or represent unusual items that do not necessarily relate to the underlying business of our segments. Net realized investment gains (losses) and fair value changes in embedded derivative liabilities (net of related amortization) may affect future earnings levels since our underlying business is long-term in nature and changes in our investment portfolio may impact our ability to earn the assumed interest rates needed to maintain the profitability of our business.

On September 27, 2018, the Company completed a long-term care reinsurance transaction pursuant to which its wholly-owned subsidiary, Bankers Life, entered into an agreement to cede all of its legacy (prior to 2003) comprehensive and nursing home long-term care policies (with statutory reserves of $2.7 billion) through 100% indemnity coinsurance. In anticipation of the reinsurance agreement, the Company reorganized its business segments to move the block to be ceded from the “Bankers Life segment” to the “Long-term care in run-off segment” in the third quarter of 2018. All prior period segment disclosures have been revised to conform to management’s current view of the Company’s operating segments.

CNO FINANCIAL GROUP, INC. - Form 10-K   45

PART II
ITEM 7 Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations

The Company’s insurance segments are described below:

●	Bankers Life, which underwrites, markets and distributes Medicare supplement insurance, interest-sensitive life insurance, traditional life insurance, fixed annuities and long-term care insurance products to the middle-income senior market through a dedicated field force of career agents, financial and investment advisors, and sales managers supported by a network of community-based sales offices. The Bankers Life segment includes primarily the business of Bankers Life and Casualty Company. Bankers Life also has various distribution and marketing agreements with other insurance companies to use Bankers Life’s career agents to distribute Medicare Advantage and PDP products in exchange for a fee.

●	Washington National, which underwrites, markets and distributes supplemental health (including specified disease, accident and hospital indemnity insurance products) and life insurance to middle-income consumers at home and at the worksite. These products are marketed through PMA and through independent marketing organizations and insurance agencies including worksite marketing. The products being marketed are underwritten by Washington National. This segment’s business also includes certain closed blocks of annuities and Medicare supplement policies which are no longer being actively marketed by this segment and were primarily issued or acquired by Washington National.

●	Colonial Penn, which markets primarily graded benefit and simplified issue life insurance directly to customers in the senior middle-income market through television advertising, direct mail, the internet and telemarketing. The Colonial Penn segment includes primarily the business of Colonial Penn.

●	Long-term care in run-off consists of: (i) the long-term care business that was recaptured due to the termination of certain reinsurance agreements effective September 30, 2016 (such business is not actively marketed and was issued or acquired by Washington National and BCLIC); and (ii) certain legacy (prior to 2003) comprehensive and nursing home long-term care policies which were ceded in September 2018 (such business is not actively marketed and was issued by Bankers Life).

46   CNO FINANCIAL GROUP, INC. - Form 10-K

PART II
ITEM 7 Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations

The following summarizes our earnings for the three years ending December 31, 2018 (dollars in millions, except per share data):

	2018	2017	2016
Adjusted EBIT (a non-GAAP financial measure)(a):
Bankers Life	$340.6	$367.5	$375.6
Washington National	121.9	98.3	102.9
Colonial Penn	14.8	22.6	1.7
Long-term care in run-off	22.9	53.1	18.4
Adjusted EBIT from business segments	500.2	541.5	498.6
Corporate Operations, excluding corporate interest expense	(71.0)	(40.3)	(42.5)
Adjusted EBIT	429.2	501.2	456.1
Corporate interest expense	(48.0)	(46.5)	(45.8)
Operating earnings before taxes	381.2	454.7	410.3
Tax expense on operating income	78.1	153.8	147.8
Net operating income	303.1	300.9	262.5
Net realized investment gains from sales and impairments (net of related amortization)	37.9	34.3	9.0
Net change in market value of investments recognized in earnings	(48.8)	15.0	(1.4)
Fair value changes in embedded derivative liabilities (net of related amortization)	55.5	(2.5)	9.6
Fair value changes and amendment related to agent deferred compensation plan	11.9	(12.2)	3.1
Loss related to reinsurance transactions	(704.2)	—	(75.4)
Other	1.7	(8.8)	(2.0)
Non-operating income (loss) before taxes	(646.0)	25.8	(57.1)
Income tax expense (benefit):
On non-operating income (loss)	(135.7)	9.0	(20.0)
Valuation allowance for deferred tax assets and other tax items	107.8	142.1	(132.8)
Net non-operating income (loss)	(618.1)	(125.3)	95.7
NET INCOME (LOSS)	$(315.0)	$175.6	$358.2
Per diluted share:
Net operating income	$1.83	$1.75	$1.47
Net realized investment gains from sales and impairments (net of related amortization and taxes)	.18	.13	.03
Net change in market value of investments recognized in earnings (net of taxes)	(.23)	.06	—
Fair value changes in embedded derivative liabilities (net of related amortization and taxes)	.27	(.01)	.04
Fair value changes and amendment related to agent deferred compensation plan (net of taxes)	.06	(.05)	.01
Loss related to reinsurance transactions (net of taxes)	(4.00)	—	(.27)
Valuation allowance for deferred tax assets and other tax items	(.02)	(.83)	.74
Other	.01	(.03)	(.01)
NET INCOME (LOSS)	$(1.90)	$1.02	$2.01
(a)

Management believes that an analysis of net operating income provides a clearer comparison of the operating results of the Company from period to period because it excludes: (i) loss related to reinsurance transaction, including impact of taxes; (ii) net realized investment gains or losses from sales and impairments, net of related amortization and taxes; (iii) net change in market value of investments recognized in earnings, net of taxes; (iv) fair value changes due to fluctuations in the interest rates used to discount embedded derivative liabilities related to our fixed index annuities, net of related amortization and taxes; (v) fair value changes and amendment related to the agent deferred compensation plan, net of taxes; (vi) changes in the valuation allowance for deferred tax assets and other tax items; and (vii) other non-operating items consisting primarily of earnings attributable to VIEs. Adjusted EBIT is presented as net operating income excluding corporate interest expense and income tax expense. The table above reconciles the non-GAAP measure to the corresponding GAAP measure.

In addition, management uses these non-GAAP financial measures in its budgeting process, financial analysis of segment performance and in assessing the allocation of resources. We believe these non-GAAP financial measures enhance an investor’s understanding of our financial performance and allows them to make more informed judgments about the Company as a whole. These measures also highlight operating trends that might not otherwise be apparent. However, Adjusted EBIT and net operating income are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flow from operating activities, as measures of liquidity, or as alternatives to net income as measures of our operating performance or any other measures of performance derived in accordance with GAAP. In addition, Adjusted EBIT and net operating income should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Adjusted EBIT and net operating income have limitations as analytical tools, and you should not consider such measures either in isolation or as substitutes for analyzing our results as reported under GAAP. Our definitions and calculation of Adjusted EBIT and net operating income are not necessarily comparable to other similarly titled measures used by other companies due to different methods of calculation.

CNO FINANCIAL GROUP, INC. - Form 10-K   47

PART II
ITEM 7 Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations

At CNO, our mission is to enrich lives by providing financial solutions that help protect the health and retirement needs of middle-income Americans, while building enduring value for all our stakeholders. We remain committed to our strategic priorities to grow the franchise, launch new products and services, expand to the right to reach slightly younger, wealthier consumers within the middle market, and deploy excess capital to its highest and best use.

Our middle-market focus and diverse distribution is a key strength and opportunity for CNO. We have career agents at Bankers Life, wholly-owned and independent distributors at Washington National and a direct-to-consumer business at Colonial Penn to reach consumers according to their preferences. Our product portfolio mix is well-aligned to the retirement, healthcare, supplemental health and income accumulation needs of working-age consumers as well as those in and near retirement. As Americans live longer into their retirement years, consumers need holistic retirement income planning, which includes our insurance and annuity solutions, and the investments offered by our broker-dealer and growing force of registered investment advisors. Specifically, we are focused on the following priorities:

Growth

●	Maximize our product portfolio to ensure it meets our customers’ needs for integrated products and advice covering a broad range of their financial goals
●	Respond effectively to evolving customer preferences
●	Expand and enhance elements of our broker-dealer and registered investment advisor program
●	Continue our “expand to the right” strategy to reach slightly younger and wealthier consumers within the middle-income market
●	Increase the speed-to-market for new products that are a good fit for our customers
●	Make strategic, measured changes to our business practices to improve our competitive advantage
●	Continue to invest in technology to support agent productivity and relationships with our customers

Increase profitability and return on equity

●	Maintain our strong capital position and favorable financial metrics
●	Work to increase our return on equity
●	Maintain pricing discipline

Effectively manage risk and deploy capital

●	Maintain an active enterprise risk management process
●	Utilize excess cash flow to maximize long-term returns
●	Maintain a competitive dividend payout ratio

Continue to invest in talent

●	Attract, retain and develop the best talent to help us drive sustainable growth
●	Recruit, develop and retain our agent force

Critical Accounting Policies

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management has made estimates in the past that we believed to be appropriate but were subsequently revised to reflect actual experience. If our future experience differs materially from these estimates and assumptions, our results of operations and financial condition could be materially affected.

We base our estimates on historical experience and other assumptions that we believe are reasonable under the circumstances. We continually evaluate the information used to make these estimates as our business and the economic environment change. The use of estimates is pervasive throughout our financial statements. The accounting policies and estimates we consider most critical are summarized below. Additional information on our accounting policies is included in the note to our consolidated financial statements entitled “Summary of Significant Accounting Policies”.

Investments

At December 31, 2018, the carrying value of our investment portfolio was $23.0 billion.

Interest income on fixed maturity securities is recognized when earned using a constant effective yield method giving effect to amortization of premiums and accretion of discounts. Prepayment fees are recognized when earned. Dividends on equity securities are recognized when declared.

Our evaluation of investments for impairment requires significant judgments, including: (i) the identification of potentially impaired securities; (ii) the determination of their estimated fair value; and (iii) the assessment of whether any decline in estimated fair value is other than temporary.

We regularly evaluate all of our investments with unrealized losses for possible impairment. Our assessment of whether unrealized losses are “other than temporary” requires significant judgment. Factors considered include: (i) the extent to which fair value is less than the cost basis; (ii) the length of time that the fair value has been less than cost; (iii) whether the unrealized loss is event driven, credit-driven or a result of changes in market interest rates or risk premium; (iv) the near-term prospects for specific events, developments or circumstances likely to affect the value of the investment; (v) the investment’s rating and whether the investment is investment-grade and/or has been downgraded since its purchase; (vi) whether the issuer is current on all payments in accordance with the contractual terms of the investment and is expected to meet all of its obligations under the terms of the investment; (vii) whether we intend to sell the investment or it is more likely than not that circumstances will require us to sell the investment before recovery occurs; (viii) the underlying current and prospective asset and enterprise values of the issuer and the extent to which the recoverability of the carrying value of our investment may be affected by changes in such values; (ix) projections of, and unfavorable changes in, cash flows on structured securities including mortgage-backed and asset-backed securities; (x) our best estimate of the value of any collateral; and (xi) other objective and subjective factors.

48   CNO FINANCIAL GROUP, INC. - Form 10-K

PART II
ITEM 7 Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations

Future events may occur, or additional information may become available, which may necessitate future realized losses in our portfolio. Significant losses could have a material adverse effect on our consolidated financial statements in future periods.

The manner in which impairment losses on fixed maturity securities, available for sale, are recognized in the financial statements is dependent on the facts and circumstances related to the specific security. If we intend to sell a security or it is more likely than not that we would be required to sell a security before the recovery of its amortized cost, the security is other-than-temporarily impaired and the full amount of the impairment is recognized as a loss through earnings. If we do not expect to recover the amortized cost basis, we do not plan to sell the security, and if it is not more likely than not that we would be required to sell a security before the recovery of its amortized cost, less any current period credit loss, the recognition of the other-than-temporary impairment is bifurcated. We recognize the credit loss portion in net income and the noncredit loss portion in accumulated other comprehensive income.

We estimate the amount of the credit loss component of a fixed maturity security impairment as the difference between amortized cost and the present value of the expected cash flows of the security. The present value is determined using the best estimate of future cash flows discounted at the effective interest rate implicit to the security at the date of purchase or the current yield to accrete an asset-backed or floating-rate security. The methodology and assumptions for establishing the best estimate of future cash flows vary depending on the type of security.

For most structured securities, cash flow estimates are based on bond-specific facts and circumstances that may include collateral characteristics, expectations of delinquency and default rates, loss severity, prepayment speeds and structural support, including overcollateralization, excess spread, subordination and guarantees. For corporate bonds, cash flow estimates are derived from scenario-based outcomes of expected corporate restructurings or the disposition of assets using bond-specific facts and circumstances. The previous amortized cost basis less the impairment recognized in net income becomes the security’s new cost basis. We accrete the new cost basis to the estimated future cash flows over the expected remaining life of the security, except when the security is in default or considered nonperforming.

The remaining noncredit impairment, which is recorded in accumulated other comprehensive income, is the difference between the security’s estimated fair value and our best estimate of future cash flows discounted at the effective interest rate prior to impairment. The remaining noncredit impairment typically represents changes in the market interest rates, current market liquidity and risk premiums. As of December 31, 2018, other-than-temporary impairments included in accumulated other comprehensive income totaled $.5 million (before taxes and related amortization).

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and, therefore, represents an exit price, not an entry price. We carry certain assets and liabilities at fair value on a recurring basis, including fixed maturities, equity securities, trading securities, investments held by VIEs, derivatives, separate account assets and embedded derivatives.

We carry our Company-owned life insurance policy (“COLI”), which is invested in a series of mutual funds, at its cash surrender value which approximates fair value. In addition, we disclose fair value for certain financial instruments, including mortgage loans, policy loans, cash and cash equivalents, insurance liabilities for interest-sensitive products, investment borrowings, notes payable and borrowings related to VIEs.

The degree of judgment utilized in measuring the fair value of financial instruments is largely dependent on the level to which pricing is based on observable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our view of market assumptions in the absence of observable market information. Financial instruments with readily available active quoted prices would be considered to have fair values based on the highest level of observable inputs, and little judgment would be utilized in measuring fair value. Financial instruments that rarely trade would often have fair value based on a lower level of observable inputs, and more judgment would be utilized in measuring fair value.

Valuation Hierarchy

There is a three-level hierarchy for valuing assets or liabilities at fair value based on whether inputs are observable or unobservable.

●	Level 1 – includes assets and liabilities valued using inputs that are unadjusted quoted prices in active markets for identical assets or liabilities. Our Level 1 assets primarily include cash and cash equivalents and exchange-traded securities.

●	Level 2 – includes assets and liabilities valued using inputs that are quoted prices for similar assets in an active market, quoted prices for identical or similar assets in a market that is not active, observable inputs, or observable inputs that can be corroborated by market data. Level 2 assets and liabilities include those financial instruments that are valued by independent pricing services using models or other valuation methodologies. These models consider various inputs such as credit rating, maturity, corporate credit spreads, reported trades and other inputs that are observable or derived from observable information in the marketplace or are supported by transactions executed in the marketplace. Financial assets in this category primarily include: certain publicly registered and privately placed corporate fixed maturity securities; certain government or agency securities; certain mortgage and asset-backed securities; certain equity securities; most investments held by our consolidated VIEs; certain mutual fund investments; most short-term investments; and non-exchange-traded derivatives such as call options. Financial liabilities in this category include investment borrowings, notes payable and borrowings related to VIEs.

●	Level 3 – includes assets and liabilities valued using unobservable inputs that are used in model-based valuations that contain management assumptions. Level 3 assets and liabilities include those financial instruments whose fair value is estimated based on broker/dealer quotes, pricing services or internally developed models or methodologies utilizing significant inputs not based on, or corroborated by, readily available market information.

Financial assets in this category include certain corporate securities (primarily certain below-investment grade privately placed securities), certain structured securities, mortgage loans, and other less liquid securities. Financial liabilities in this category

CNO FINANCIAL GROUP, INC. - Form 10-K   49

PART II
ITEM 7 Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations

include our insurance liabilities for interest-sensitive products, which includes embedded derivatives (including embedded derivatives related to our fixed index annuity products and to a modified coinsurance arrangement) since their values include significant unobservable inputs including actuarial assumptions.

At each reporting date, we classify assets and liabilities into the three input levels based on the lowest level of input that is significant to the measurement of fair value for each asset and liability reported at fair value. This classification is impacted by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established, the characteristics specific to the transaction and overall market conditions. Our assessment of the significance of a particular input to the fair value measurement and the ultimate classification of each asset and liability requires judgment and is subject to change from period to period based on the observability of the valuation inputs.

Below-investment grade corporate debt securities typically have different characteristics than investment grade corporate debt securities. Based on historical performance, probability of default by the borrower is significantly greater for below-investment grade corporate debt securities and in many cases severity of loss is relatively greater as such securities are generally unsecured and often subordinated to other indebtedness of the issuer. Also, issuers of below-investment grade corporate debt securities frequently have higher levels of debt relative to investment-grade issuers, hence, all other things being equal, are generally more sensitive to adverse economic conditions. The Company attempts to reduce the overall risk related to its investment in below-investment grade securities, as in all investments, through careful credit analysis, strict investment policy guidelines, and diversification by issuer and/or guarantor and by industry.

Our fixed maturity investments are generally purchased in the context of long-term strategies, including funding insurance liabilities, so we do not generally seek to generate short-term realized gains through the purchase and sale of such securities. In certain circumstances, including those in which securities are selling at prices which exceed our view of their underlying economic value, or when it is possible to reinvest the proceeds to better meet our long-term asset-liability objectives, we may sell certain securities. During 2018, we sold $1,295.8 million of fixed maturity investments which resulted in gross investment losses (before income taxes) of $65.8 million.

We actively manage the relationship between the duration and cash flows of our invested assets and the estimated duration and cash flows of benefit payments arising from contract liabilities. These efforts may cause us to sell investments before their maturity date and could result in the realization of net realized investment gains (losses). When the estimated durations of assets and liabilities are similar, the effect of changes in market interest rates shall have largely offsetting effects on the value of the related assets and liabilities. In certain circumstances, a mismatch of the durations or related cash flows of invested assets and insurance liabilities could have a significant impact on our results of operations and financial position.

For more information on our investment portfolio and our critical accounting policies related to investments, see the note to our consolidated financial statements entitled “Investments”.

Present Value of Future Profits and Deferred Acquisition Costs

In conjunction with the implementation of fresh start accounting, we eliminated the historical balances of our Predecessor’s deferred acquisition costs and the present value of future profits and replaced them with the present value of future profits as calculated on the Effective Date.

The value assigned to the right to receive future cash flows from contracts existing at the Effective Date is referred to as the present value of future profits. The balance of this account is amortized, evaluated for recovery, and adjusted for the impact of unrealized gains (losses) in the same manner as the deferred acquisition costs described below. We expect to amortize the balance of the present value of future profits as of December 31, 2018 as follows: 10 percent in 2019, 9 percent in 2020, 8 percent in 2021, 8 percent in 2022 and 7 percent in 2023.

Deferred acquisition costs represent incremental direct costs related to the successful acquisition of new or renewal insurance contracts. For interest-sensitive life or annuity products, we amortize these costs in relation to the estimated gross profits using the interest rate credited to the underlying policies. For other products, we generally amortize these costs in relation to future anticipated premium revenue using the projected investment earnings rate.

Insurance acquisition costs are amortized to expense over the lives of the underlying policies in relation to future anticipated premiums or gross profits. The insurance acquisition costs for policies other than interest-sensitive life and annuity products are amortized with interest (using the projected investment earnings rate) over the estimated premium-paying period of the policies, in a manner which recognizes amortization expense in proportion to each year’s premium income. The insurance acquisition costs for interest-sensitive life and annuity products are amortized with interest (using the interest rate credited to the underlying policy) in proportion to estimated gross profits. The interest, mortality, morbidity and persistency assumptions used to amortize insurance acquisition costs are consistent with those assumptions used to estimate liabilities for insurance products. For interest-sensitive life and annuity products, these assumptions are reviewed on a regular basis. When actual profits or our current best estimates of future profits are different from previous estimates, we adjust cumulative amortization of insurance acquisition costs to maintain amortization expense as a constant percentage of gross profits over the entire life of the policies.

When we realize a gain or loss on investments backing our interest-sensitive life or annuity products, we adjust the amortization of insurance acquisition costs to reflect the change in estimated gross profits from the products due to the gain or loss realized and the effect on future investment yields. We increased (decreased) amortization expense for such changes by $(.4) million, $1.0 million and $.7 million during the years ended December 31, 2018, 2017 and 2016, respectively. We also adjust insurance acquisition costs for the change in amortization that would have been recorded if fixed maturity securities, available for sale, had been sold at their stated aggregate fair value and the proceeds reinvested at current yields. Such adjustments are commonly referred to as “shadow adjustments” and may include adjustments to: (i)  deferred acquisition costs; (ii) the present value of future profits; (iii) loss

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PART II
ITEM 7 Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations

recognition reserves; and (iv) income taxes. We include the impact of this adjustment in accumulated other comprehensive income (loss) within shareholders’ equity. The total pre-tax impact of such adjustments on accumulated other comprehensive income was a decrease of $45.3 million at December 31, 2018 (including $2.5 million for premium deficiencies that would exist on certain blocks of business if unrealized gains on the assets backing such products had been realized and the proceeds from our sales of such assets were invested at then current yields.) The total pre-tax impact of such adjustments on accumulated other comprehensive income at December 31, 2017 was a decrease of $682.4 million (including $514.5 million for premium deficiencies that would exist on certain blocks of business (primarily long-term care products) if unrealized gains on the assets backing such products had been realized and the proceeds from our sales of such assets were invested at then current yields.)

At December 31, 2018, the balance of insurance acquisition costs was $1.7 billion. The recoverability of this amount is dependent on the future profitability of the related business. Each year, we evaluate the recoverability of the unamortized balance of insurance acquisition costs. These evaluations are performed to determine whether estimates of the present value of future cash flows, in combination with the related liability for insurance products, will support the unamortized balance. These future cash flows are based on our best estimate of future premium income, less benefits and expenses. The present value of these cash flows, plus the related balance of liabilities for insurance products, is then compared with the unamortized balance of insurance acquisition costs. In the event of a deficiency, such amount would be charged to amortization expense. If the deficiency exceeds the balance of insurance acquisition costs, a premium deficiency reserve is established for the excess. The determination of future cash flows involves significant judgment. Revisions to the assumptions which determine such cash flows could have a significant adverse effect on our results of operations and financial position. The long-term care business in the Long-term care in run-off segment is not expected to generate significant future profits. While we expect the long-term care business in the Bankers Life segment to generate future profits, the margins are relatively thin. Accordingly, both of these long-term care blocks are vulnerable to changes in assumptions.

The table presented below summarizes our estimates of cumulative adjustments to insurance acquisition costs or premium deficiency reserves (when the deficiency exceeds the balance of insurance acquisition costs) resulting from hypothetical revisions to certain assumptions. Although such hypothetical revisions are not currently required or anticipated, we believe they could occur based on past variances in experience and our expectations of the ranges of future experience that could reasonably occur. We have assumed that revisions to assumptions resulting in the adjustments summarized below would occur equally among policy types, ages and durations within each product classification. Any actual adjustment would be dependent on the specific policies affected and, therefore, may differ from the estimates summarized below. In addition, the impact of actual adjustments would reflect the net effect of all changes in assumptions during the period.

Change in assumptions	Estimated adjustment to income before income taxes based on revisions to certain assumptions (dollars in millions)
Interest-sensitive life products:
5% increase to assumed mortality	$(31)
5% decrease to assumed mortality	31
15% increase to assumed expenses	(12)
15% decrease to assumed expenses	12
10 basis point decrease to assumed spread	(10)
10 basis point increase to assumed spread	10
20% increase to assumed lapses	(13)
20% decrease to assumed lapses	15
Fixed index and fixed interest annuity products:
20% increase to assumed surrenders	(81)
20% decrease to assumed surrenders	98
15% increase to assumed expenses	(9)
15% decrease to assumed expenses	9
10 basis point decrease to assumed spread	(42)
10 basis point increase to assumed spread	42
Other than interest-sensitive life and annuity products(a):
5% increase to assumed morbidity	(24)
5% decrease to assumed mortality	(5)
No increase in new money rate assumption after one year	(1)
(a)	We have excluded the effect of reasonably likely changes in lapse, surrender and expense assumptions for policies other than interest-sensitive life and annuity products.

CNO FINANCIAL GROUP, INC. - Form 10-K    51

PART II
ITEM 7 Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations

The following summarizes the persistency of our major blocks of insurance business summarized by segment and line of business:

	Years ended December 31,
	2018	2017	2016
Bankers Life:
Medicare supplement(1)	85.1%	85.0%	85.9%
Long-term care(1)	90.1%	89.9%	89.6%
Fixed index annuities(2)	90.9%	91.2%	91.5%
Other annuities(2)	83.0%	85.2%	85.8%
Life(1)	88.5%	87.5%	87.1%
Washington National:
Medicare supplement(1)	84.9%	85.3%	85.8%
Supplemental health(1)	89.3%	89.2%	89.2%
Life(1)	91.8%	90.6%	91.2%
Colonial Penn:
Life(1)	83.1%	83.4%	83.0%
Long-term care in run-off(1)	90.7%	91.2%	90.8%
(1)	Based on number of inforce policies.
(2)	Based on the percentage of the inforce block persisting.

Liabilities for Insurance Products - reserves for the future payment of long-term care policy claims

We calculate and maintain reserves for the future payment of claims to our policyholders based on actuarial assumptions. For all our insurance products, we establish an active life reserve, a liability for due and unpaid claims, claims in the course of settlement and incurred but not reported claims. In addition, for our health insurance business, we establish a reserve for the present value of amounts not yet due on claims. Many factors can affect these reserves and liabilities, such as economic and social conditions, inflation, hospital and pharmaceutical costs, changes in doctrines of legal liability and extra-contractual damage awards. Therefore, our reserves and liabilities are necessarily based on numerous estimates and assumptions as well as historical experience. Establishing reserves is an uncertain process, and it is possible that actual claims will materially exceed our reserves and have a material adverse effect on our results of operations and financial condition. For example, our long-term care policy claims may be paid over a long period of time and, therefore, loss estimates have a higher degree of uncertainty.

The following summarizes the components of the reserves related to our long-term care business in our Bankers Life and Long-term care in run-off segments.

(Dollars in millions)	2018	2017
Amounts classified as future policy benefits:
Active life reserves	$3,873.3	$3,846.0
Reserves for the present value of amounts not yet due on claims	1,404.6	1,366.9
Future loss reserves	—	190.0
Premium deficiency reserves assuming net unrealized gains had been realized	—	266.1
Amounts classified as liability for policy and contract claims:
Liability for due and unpaid claims, claims in the course of settlement and incurred but not reported claims	211.7	200.1
Total	5,489.6	5,869.1
Reinsurance receivables	3,030.3	221.5
LONG-TERM CARE RESERVES, NET OF REINSURANCE RECEIVABLES	$2,459.3	$5,647.6

The significant assumptions used to calculate the active life reserves include morbidity, persistency and investment yields. These assumptions are determined at the issuance date and do not change over the life of the policy.

The significant assumptions used to calculate the reserves for the present value of amounts not yet due on claims include future benefit payments, interest rates and claim continuance patterns. Interest rates are used to determine the present value of the future benefit payments and are based on the investment yield of assets supporting the reserves. Claim continuance assumptions are estimates of the expected period of time that claim payments will continue before termination due to recovery, death or attainment of policy maximum benefits. These estimates are based on historical claim experience for similar policy and coverage types. Our estimates of benefit payments, interest rates and claim continuance are reviewed regularly and updated to consider current portfolio investment yields and recent claims experience.

At December 31, 2017, we had established a future loss reserve of $190.0 million related to our long-term care business as the aggregate liability was not deficient, but our projections of estimated future profits (losses) indicated that profits would be recognized in earlier periods, followed by losses in later periods. Such reserves were calculated based on our estimate of the amount necessary to offset the losses in future periods and were established during the period the block was profitable. We estimated the future losses based on our current best estimates of morbidity, persistency, premium

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ITEM 7 Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations

rates, maintenance expense and investment yields, which estimates were generally updated annually. As a result of the reinsurance transaction in September 2018, our projections of estimated future profits on the retained long-term care business indicated that there were no aggregate losses in future periods. Accordingly, the future loss reserve on this block of business was no longer required and the reserve was released and reflected as a component of the loss on the reinsurance transaction.

At December 31, 2017, we increased our long-term care reserves by $266.1 million to reflect the deficiency reserves that would have been recorded if our fixed maturity securities, available for sale, had been sold at their stated aggregate fair value and the proceeds reinvested at current yields. At December 31, 2018, such an increase is no longer required given the change in projected future profits (losses) reflecting the reinsurance transaction completed in September 2018 and the unrealized gains related to our fixed maturity securities, available for sale, at December 31, 2018.

The significant assumptions used to calculate the liability for due and unpaid claims, claims in the course of settlement and incurred but not reported claims are based on historical claim payment patterns and include assumptions related to the number of claims and the size and timing of claim payments. These assumptions are updated quarterly to reflect the most current information regarding claim payment patterns. In order to determine the accuracy of our prior estimates, we calculate the total redundancy (deficiency) of our prior claim reserve estimates. The 2017 claim reserve deficiency for long-term care claim reserves in our Bankers Life segment, as measured at December 31, 2018, was approximately $6.4 million.

Estimates of unpaid losses related to long-term care business have a higher degree of uncertainty than estimates for our other products due to the range of ultimate duration of these claims and the resulting variability in their cost (in addition to the variations in the lag time in reporting claims). As an example, an increase in the loss ratio of 5 percentage points for claims incurred in 2018 related to our long-term care business would have resulted in an immediate decrease in our earnings of approximately $13 million. Our financial results depend significantly upon the extent to which our actual claims experience is consistent with the assumptions we used in determining our reserves and pricing our products. If our assumptions with respect to future claims are incorrect, and our reserves are insufficient to cover our actual losses and expenses, we would be required to increase our liabilities, which would negatively affect our operating results.

Accounting for certain marketing agreements

Bankers Life has entered into various distribution and marketing agreements with other insurance companies to use Bankers Life’s career agents to distribute prescription drug and Medicare Advantage plans. These agreements allow Bankers Life to offer these products to current and potential future policyholders without investment in management and infrastructure. We receive fee income related to the plans sold through our distribution channels and incur distribution expenses paid to our agents who sell such products. As further discussed in the note to the consolidated financial statements entitled “Summary of Significant Accounting Policies - Recently Issued Accounting Standards - Adopted Accounting Standards”, we adopted the new revenue recognition guidance which was effective January 1, 2018. The adoption of this new guidance had no impact on the fee revenue we recognized in any calendar year, but did impact the amounts we recognized during each quarterly period within a calendar year.

The following summarizes the fee revenue, net of distribution expenses, earned through these marketing agreements (dollars in millions):

	2018	2017	2016
Fee revenue:
Medicare Advantage contracts	$30.3	$24.6	$23.2
PDP contracts	2.9	3.3	3.1
Total revenue	33.2	27.9	26.3
Distribution expenses	13.3	10.9	9.3
FEE REVENUE, NET OF DISTRIBUTION EXPENSES	$19.9	$17.0	$17.0

Income Taxes

Our income tax expense includes deferred income taxes arising from temporary differences between the financial reporting and tax bases of assets and liabilities and NOLs. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which temporary differences are expected to be recovered or paid. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in earnings in the period when the changes are enacted.

A reduction of the net carrying amount of deferred tax assets by establishing a valuation allowance is required if, based on the available evidence, it is more likely than not that such assets will not be realized. In assessing the need for a valuation allowance, all available evidence, both positive and negative, shall be considered to determine whether, based on the weight of that evidence, a valuation allowance for deferred tax assets is needed. This assessment requires significant judgment and considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of carryforward periods, our experience with operating loss and tax credit carryforwards expiring unused, and tax planning strategies. We evaluate the need to establish a valuation allowance for our deferred income tax assets on an ongoing basis. The realization of our deferred tax assets depends upon generating sufficient future taxable income of the appropriate type during the periods in which our temporary differences become deductible and before our NOLs expire.

Based on our assessment, it appears more likely than not that $604.7 million of our total deferred tax assets of $798.4 million will be realized through future taxable earnings. Accordingly, we have established a deferred tax valuation allowance of $193.7 million

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ITEM 7 Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations

at December 31, 2018 ($189.9 million of which relates to our net federal operating loss carryforwards and $3.8 million relates to state operating deferred tax assets). As a result of the completion of the long-term care reinsurance transaction in the third quarter of 2018, we increased the valuation allowance for deferred tax assets by $104.8 million. The increase in life company NOLs generated by the tax loss on the reinsurance transaction is expected to impact our ability to utilize non-life NOLs in the future. Accordingly, we increased the valuation allowance for deferred taxes by $104.8 million. We will continue to assess the need for a valuation allowance in the future. If future results are less than projected, an increase to the valuation allowance may be required to reduce the deferred tax asset, which could have a material impact on our results of operations in the period in which it is recorded.

We use a deferred tax valuation model to assess the need for a valuation allowance. Our model is adjusted to reflect changes in our projections of future taxable income including changes resulting from the Tax Reform Act, investment strategies, the impact of the sale or reinsurance of business and the recapture of business previously ceded. Our estimates of future taxable income are based on evidence we consider to be objective and verifiable.

At December 31, 2018, our projection of future taxable income for purposes of determining the valuation allowance is based on our adjusted average annual taxable income which is assumed to increase by approximately 3.5 percent for the next five years, and level taxable income thereafter. In the projections used for our analysis, our adjusted average taxable income of approximately $465 million consisted of $85 million of non-life taxable income and $380 million of life taxable income.

Based on our assessment, we recognized a decrease to the allowance for deferred tax assets of $104.6 million in 2018. We have evaluated the recovery of our deferred tax assets and assessed the effect of limitations and/or interpretations on their value and have concluded that it is more likely than not that the value recognized will be fully realized in the future.

Changes in our valuation allowance are summarized as follows (dollars in millions):

Balance, December 31, 2015	$213.5
Increase in 2016	26.7	(a)
Balance, December 31, 2016	240.2
Decrease in 2017	(166.8	)(b)
Cumulative effect of accounting change	15.7	(c)
Balance, December 31, 2017	89.1
Increase in 2018	104.6	(d)
BALANCE, DECEMBER 31, 2018	$193.7
(a)	The 2016 increase to the deferred tax valuation allowance primarily resulted from additional non-life NOLs due to the settlement with the IRS.
(b)

The 2017 decrease to the deferred tax valuation allowance includes: (i) $138.1 million related to a reduction in the federal corporate income tax rate and other changes from the Tax Reform Act; (ii) $13.4 million of reductions to the deferred tax valuation allowance primarily related to the recognition of capital gains; and (iii) $15.3 million of reductions in the deferred tax valuation allowance reflecting higher current year taxable income than previously reflected in our deferred tax valuation model.

(c)

Effective January 1, 2017, the Company adopted new authoritative guidance related to several aspects of the accounting for share-based payment transactions, including the income tax consequences. Under the new guidance, any excess tax benefits are recognized as an income tax benefit in the income statement. The new guidance is applied on a modified retrospective basis through a cumulative-effect adjustment to retained earnings for all tax benefits that were not previously recognized because the related tax deduction had not reduced taxes payable. The Company had NOL carryforwards of $15.7 million related to deductions for stock options and restricted stock on the date of adoption. However, a corresponding valuation allowance of $15.7 million was recognized as a result of adopting this guidance. Therefore, there was no impact to our consolidated financial statements related to the initial adoption of this provision of the new guidance.

(d)

The 2018 increase to the deferred tax valuation allowance includes: (i) an increase of $104.8 million due to the life NOLs generated by the tax loss on the long-term care reinsurance transaction; and (ii) other changes netting to $(.2) million.

Recovery of our deferred tax asset is dependent on achieving the level of future taxable income projected in our deferred tax valuation model and failure to do so could result in an increase in the valuation allowance in a future period. Any future increase in the valuation allowance may result in additional income tax expense and reduce shareholders’ equity, and such an increase could have a significant impact upon our earnings in the future.

The Code limits the extent to which losses realized by a non-life entity (or entities) may offset income from a life insurance company (or companies) to the lesser of: (i) 35 percent of the income of the life insurance company; or (ii) 35 percent of the total loss of the non-life entities (including NOLs of the non-life entities). This limitation is the primary reason a valuation allowance for NOLs is required. There is no similar limitation on the extent to which losses realized by a life insurance entity (or entities) may offset income from a non-life entity (or entities).

Section 382 of the Code imposes limitations on a corporation’s ability to use its NOLs when the company undergoes a 50 percent ownership change over a three-year period. Future transactions and the timing of such transactions could cause an ownership change for Section 382 income tax purposes. Such transactions may include, but are not limited to, additional repurchases under our securities repurchase program, issuances of common stock and acquisitions or sales of shares of CNO stock by certain holders of our shares, including persons who have held, currently hold or may accumulate in the future five percent or more of our outstanding common stock for their own account. Many of these transactions are beyond our control. If an additional ownership change were to occur for purposes of Section 382, we would be required to calculate an annual restriction on the use of our NOLs to offset future taxable income. The annual restriction would be calculated based upon the value of CNO’s equity at the time of such ownership change, multiplied by a federal long-term tax

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ITEM 7 Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations

exempt rate (2.51 percent at December 31, 2018), and the annual restriction could limit our ability to use a substantial portion of our NOLs to offset future taxable income. We regularly monitor ownership change (as calculated for purposes of Section 382) and, as of December 31, 2018, we were below the 50 percent ownership change level that would trigger further impairment of our ability to utilize our NOLs.

Pursuant to the Tax Reform Act, NOLs generated subsequent to 2017 do not have an expiration date. We have $3.3 billion of federal NOLs as of December 31, 2018, as summarized below (dollars in millions):

Year of expiration	Net operating loss carryforwards
2023	$1,751.9
2025	85.2
2026	149.9
2027	10.8
2028	80.3
2029	213.2
2030	.3
2031	.2
2032	44.4
2033	.6
2034	.9
2035	.8
Total federal non-life NOLs	2,338.5
Post 2017 life NOLs with no expiration	923.9
TOTAL FEDERAL NOLs	$3,262.4

The loss on the reinsurance transaction that was completed in September 2018 resulted in a life NOL of $930.7 million. The life NOL is expected to be used to offset 80 percent of our future life insurance company taxable income due to limitations prescribed in the Tax Reform Act. Our life NOL has no expiration date and we expect it to be fully utilized over the next three to four years, depending on the level of life taxable income during such period. Our non-life NOLs can be used to offset 35 percent of remaining life insurance company taxable income after application of the life NOLs, until all non-life NOLs are utilized or expire.

We also had deferred tax assets related to NOLs for state income taxes of $14.5 million and $9.3 million at December 31, 2018 and 2017, respectively. The related state NOLs are available to offset future state taxable income in certain states through 2033.

There were no unrecognized tax benefits in either 2018 or 2017.

In the fourth quarter of 2016, we reached a settlement with the IRS related to two uncertain tax positions: (i) $280.7 million of life NOLs and $130.0 million of non-life NOLs related to the classification of the loss on our investment in Conseco Senior Health Insurance Company when it was transferred to an independent trust in 2008; and (ii) $66.7 million of non-life NOLs related to a bad debt deduction with respect to a stock purchase loan made by our Predecessor to a member of its board of directors. The settlement resulted in a reduction to tax expense of approximately $118.7 million in the fourth quarter of 2016 (the period in which these matters were settled and the fully executed documentation was received). The $118.7 million benefit includes: (i) a $98.2 million tax benefit related to additional life NOLs; (ii) a $17.1 million tax benefit related to additional non-life NOLs (net of an increase to the deferred tax valuation allowance of $51.7 million); and (iii) a $3.4 million reduction in interest recognized in prior periods on alternative minimum tax that will no longer be required to be paid.

The Company’s various state income tax returns are generally open for tax years beginning in 2015, based on individual state statutes of limitation. Generally, for tax years which generate NOLs, capital losses or tax credit carryforwards, the statute remains open until the expiration of the statute of limitations for the tax year in which such carryforwards are utilized. The outcome of tax audits cannot be predicted with certainty. If the Company’s tax audits are not resolved in a manner consistent with management’s expectations, the Company may be required to adjust its provision for income taxes.

Liabilities for Insurance Products

At December 31, 2018, the total balance of our liabilities for insurance products was $23.5 billion. These liabilities are generally payable over an extended period of time and the profitability of the related products is dependent on the pricing of the products and other factors. Differences between our expectations when we sold these products and our actual experience could result in future losses.

We calculate and maintain reserves for the future payment of claims to our policyholders based on actuarial assumptions. For our insurance products, we establish an active life reserve, a liability for due and unpaid claims, claims in the course of settlement and incurred but not reported claims. In addition, for our health insurance business, we establish a reserve for the present value of amounts not yet due on claims. Many factors can affect these reserves and liabilities, such as economic and social conditions, inflation, hospital and pharmaceutical costs, changes in doctrines of legal liability and extra-contractual damage awards. We establish liabilities for annuity and interest-sensitive life products equal to the accumulated policy account values, which include an accumulation of deposit payments plus credited

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interest, less withdrawals and the amounts assessed against the policyholder through the end of the period. In addition, policyholder account values for certain interest-sensitive life products are impacted by our assumptions related to changes of certain NGEs that we are allowed to make under the terms of the policy, such as cost of insurance charges, expense loads, credited interest rates and policyholder bonuses. Therefore, our reserves and liabilities are necessarily based on numerous estimates and assumptions as well as historical experience. Establishing reserves is an uncertain process, and it is possible that actual claims will materially exceed our reserves and have a material adverse effect on our results of operations and financial condition. Our financial results depend significantly upon the extent to which our actual claims experience is consistent with the assumptions we used in determining our reserves and pricing our products. If our assumptions with respect to future claims are incorrect, and our reserves are insufficient to cover our actual losses and expenses, we would be required to increase our liabilities, which would negatively affect our operating results. Liabilities for insurance products are calculated using management’s best judgments, based on our past experience and standard actuarial tables, of mortality, morbidity, lapse rates, investment experience and expense levels.

Accounting for Long-term Care Premium Rate Increases

Many of our long-term care policies have been subject to premium rate increases. In some cases, these premium rate increases were materially consistent with the assumptions we used to value the particular block of business at the Effective Date. With respect to certain premium rate increases, some of our policyholders were provided an option to cease paying their premiums and receive a non-forfeiture option in the form of a paid-up policy with limited benefits. In addition, our policyholders could choose to reduce their coverage amounts and premiums in the same proportion, when permitted by our contracts or as required by regulators. The following describes how we account for these policyholder options:

●	Premium rate increases - If premium rate increases reflect a change in our previous rate increase assumptions, the new assumptions are not reflected prospectively in our reserves. Instead, the additional premium revenue resulting from the rate increase is recognized as earned and original assumptions continue to be used to determine changes to liabilities for insurance products unless a premium deficiency exists.

●	Benefit reductions - If there is a premium rate increase on one of our long-term care policies, a policyholder may choose reduced coverage with a proportionate reduction in premium, when permitted by our contracts. This option does not require additional underwriting. Benefit reductions are treated as a partial lapse of coverage, and the balance of our reserves and deferred insurance acquisition costs is reduced in proportion to the reduced coverage.

●	Non-forfeiture benefits offered in conjunction with a rate increase - In some cases, non-forfeiture benefits are offered to policyholders who wish to lapse their policies at the time of a significant rate increase. In these cases, exercise of this option is treated as an extinguishment of the original contract and issuance of a new contract. The balance of our reserves and deferred insurance acquisition costs are released, and a reserve for the new contract is established.

Some of our policyholders may receive a non-forfeiture benefit if they cease paying their premiums pursuant to their original contract (or pursuant to changes made to their original contract as a result of a litigation settlement made prior to the Effective Date or an order issued by the Florida Office of Insurance Regulation). In these cases, exercise of this option is treated as the exercise of a policy benefit, and the reserve for premium paying benefits is reduced, and the reserve for the non-forfeiture benefit is adjusted to reflect the election of this benefit.

Liabilities for Loss Contingencies Related to Lawsuits

The Company and its subsidiaries are involved in various legal actions in the normal course of business, in which claims for compensatory and punitive damages are asserted, some for substantial amounts. We recognize an estimated loss from these loss contingencies when we believe it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Some of the pending matters have been filed as purported class actions and some actions have been filed in certain jurisdictions that permit punitive damage awards that are disproportionate to the actual damages incurred. The amounts sought in certain of these actions are often large or indeterminate and the ultimate outcome of certain actions is difficult to predict. In the event of an adverse outcome in one or more of these matters, there is a possibility that the ultimate liability may be in excess of the liabilities we have established and could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, the resolution of pending or future litigation may involve modifications to the terms of outstanding insurance policies or could impact the timing and amount of rate increases, which could adversely affect the future profitability of the related insurance policies. Based upon information presently available, and in light of legal, factual and other defenses available to the Company and its subsidiaries, the Company does not believe that it is probable that the ultimate liability from either pending or threatened legal actions, after consideration of existing loss provisions, will have a material adverse effect on the Company’s consolidated financial condition, operating results or cash flows. However, given the inherent difficulty in predicting the outcome of legal proceedings, there exists the possibility that such legal actions could have a material adverse effect on the Company’s consolidated financial condition, operating results or cash flows.

In addition to the inherent difficulty of predicting litigation outcomes, particularly those that will be decided by a jury, some matters purport to seek substantial or an unspecified amount of damages for unsubstantiated conduct spanning several years based on complex legal theories and damages models. The alleged damages typically are indeterminate or not factually supported in the complaint, and, in any event, the Company’s experience indicates that monetary demands for damages often bear little relation to the ultimate loss. In some cases, plaintiffs are seeking to certify classes in the litigation and class certification either has been denied or is pending and we have filed oppositions to class certification or sought to decertify a prior class certification. In addition, for many of these cases: (i) there is uncertainty as to the

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outcome of pending appeals or motions; (ii) there are significant factual issues to be resolved; and/or (iii) there are novel legal issues presented. Accordingly, the Company cannot reasonably estimate the possible loss or range of loss in excess of amounts accrued, if any, or predict the timing of the eventual resolution of these matters. The Company reviews these matters on an ongoing basis. When assessing reasonably possible and probable outcomes, the Company bases its assessment on the expected ultimate outcome following all appeals.

Results of Operations

The following tables and narratives summarize the operating results of our segments (dollars in millions):

	2018	2017	2016
Pre-tax operating earnings (a non-GAAP measure)(a):
Bankers Life	$340.6	$367.5	$375.6
Washington National	121.9	98.3	102.9
Colonial Penn	14.8	22.6	1.7
Long-term care in run-off	22.9	53.1	18.4
Corporate operations	(119.0)	(86.8)	(88.3)
	381.2	454.7	410.3
Loss related to reinsurance transactions:
Corporate operations	(704.2)	—	(75.4)
	(704.2)	—	(75.4)
Net realized investment gains (losses), net of related amortization:
Bankers Life	13.5	29.8	(5.3)
Washington National	(9.9)	11.7	19.4
Colonial Penn	(2.4)	—	(.2)
Long-term care in run-off	(4.5)	10.8	(3.6)
Corporate operations	(7.6)	(3.0)	(2.7)
	(10.9)	49.3	7.6
Fair value changes in embedded derivative liabilities, net of related amortization:
Bankers Life	55.0	(2.7)	9.4
Washington National	.5	.2	.2
	55.5	(2.5)	9.6
Earnings attributable to VIEs:
Corporate operations	1.6	(8.8)	(2.0)
Net revenue pursuant to transition and support services agreements, net of taxes:
Corporate operations	.1	—	—
Fair value changes and amendment related to agent deferred compensation plan:
Corporate operations	11.9	(12.2)	3.1
Income (loss) before income taxes:
Bankers Life	409.1	394.6	379.7
Washington National	112.5	110.2	122.5
Colonial Penn	12.4	22.6	1.5
Long-term care in run-off	18.4	63.9	14.8
Corporate operations	(817.2)	(110.8)	(165.3)
INCOME (LOSS) BEFORE INCOME TAXES	$(264.8)	$480.5	$353.2
(a)	These non-GAAP measures as presented in the above table and in the following segment financial data and discussions of segment results exclude the loss related to reinsurance transactions, net realized investment gains (losses), fair value changes in embedded derivative liabilities, net of related amortization, fair value changes and amendment related to the agent deferred compensation plan, other non-operating items consisting primarily of earnings attributable to VIEs and before income taxes. These are considered non-GAAP financial measures. A non-GAAP measure is a numerical measure of a company’s performance, financial position, or cash flows that excludes or includes amounts that are normally excluded or included in the most directly comparable measure calculated and presented in accordance with GAAP.
These non-GAAP financial measures of “pre-tax operating earnings” differ from “income (loss) before income taxes” as presented in our consolidated statement of operations prepared in accordance with GAAP due to the exclusion of the loss related to reinsurance transactions, realized investment gains (losses), fair value changes in embedded derivative liabilities, net of related amortization, fair value changes and amendment related to the agent deferred compensation plan and other non-operating items consisting primarily of earnings attributable to VIEs. We measure segment performance excluding these items because we believe that this performance measure is a better indicator of the ongoing businesses and trends in our business. Our primary investment focus is on investment income to support our liabilities for insurance products as opposed to the generation of realized investment gains (losses), and a long-term focus is necessary to maintain profitability over the life of the business. Realized investment gains (losses), fair value changes in embedded derivative liabilities, fair value changes related to the agent deferred compensation plan and earnings attributable to VIEs depend on market conditions and do not necessarily relate to decisions regarding the underlying business of our segments. However, “pre-tax operating earnings” does not replace “income (loss) before income taxes” as a measure of overall profitability.

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We may experience realized investment gains (losses), which will affect future earnings levels since our underlying business is long-term in nature and we need to earn the assumed interest rates on the investments backing our liabilities for insurance products to maintain the profitability of our business. In addition, management uses this non-GAAP financial measure in its budgeting process, financial analysis of segment performance and in assessing the allocation of resources. We believe these non-GAAP financial measures enhance an investor’s understanding of our financial performance and allows them to make more informed judgments about the Company as a whole. These measures also highlight operating trends that might not otherwise be apparent. The table above reconciles the non-GAAP measure to the corresponding GAAP measure.

General: CNO is the top tier holding company for a group of insurance companies operating throughout the United States that develop, market and administer health insurance, annuity, individual life insurance and other insurance products. We distribute these products through our Bankers Life segment, which utilizes a career agency force, through our Washington National segment, which utilizes independent producers and through our Colonial Penn segment, which utilizes direct response marketing. We also have a Long-term care in run-off segment that consists of: (i) the long-term care business that was recaptured due to the termination of certain reinsurance agreements effective September 30, 2016 (such business is not actively marketed and was issued or acquired by Washington National and BCLIC); and (ii) certain legacy (prior to 2003) comprehensive and nursing home long-term care policies that were ceded in September 2018 (such business is not actively marketed and was issued by Bankers Life). Beginning in the fourth quarter of 2018, the earnings of this segment only reflect the long-term care business that was recaptured in September 2016 as the legacy long-term care business was ceded under a 100% indemnity coinsurance agreement in September 2018.

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ITEM 7 Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations

Bankers Life (dollars in millions)

	2018	2017	2016
Premium collections:
Annuities	$1,163.2	$1,030.6	$970.0
Medicare supplement and other supplemental health	1,019.0	1,025.1	1,028.5
Life	466.0	462.4	461.1
Total collections	$2,648.2	$2,518.1	$2,459.6
Average liabilities for insurance products:
Fixed index annuities	$5,788.9	$5,139.6	$4,527.8
Fixed interest annuities	2,590.1	2,899.5	3,188.2
SPIAs and supplemental contracts:
Mortality based	147.9	160.5	174.9
Deposit based	144.1	149.0	153.7
Health:
Long-term care	1,907.1	1,805.1	1,703.2
Medicare supplement	314.3	334.9	336.8
Other health	59.8	55.9	50.3
Life:
Interest sensitive	829.1	778.2	714.6
Non-interest sensitive	1,159.8	1,089.9	1,018.0
Total average liabilities for insurance products, net of reinsurance ceded	$12,941.1	$12,412.6	$11,867.5
Broker dealer and registered investment advisor client assets:
Net new client assets(a)
Brokerage	$40.5	$35.0
Advisory	157.0	116.0
Total	$197.5	$151.0
Client assets at end of period(b)
Brokerage	$794.1	$831.3
Advisory	310.8	171.3
Total	$1,104.9	$1,002.6
Revenues:
Insurance policy income	$1,458.5	$1,473.7	$1,450.2
Net investment income:
General account invested assets	804.4	764.7	724.2
Fixed index products	(41.5)	153.5	27.3
Fee revenue and other income	51.9	44.1	34.4
Total revenues	2,273.3	2,436.0	2,236.1
Expenses:
Insurance policy benefits	1,175.3	1,151.6	1,080.0
Amounts added to policyholder account balances:
Cost of interest credited to policyholders	98.1	105.0	110.8
Cost of options to fund index credits, net of forfeitures	81.4	63.7	66.1
Market value changes credited to policyholders	(42.9)	154.6	26.3
Amortization related to operations	171.3	153.3	163.9
Interest expense on investment borrowings	29.7	19.8	13.2
Other operating costs and expenses	419.8	420.5	400.2
Total benefits and expenses	1,932.7	2,068.5	1,860.5
Income before net realized investment gains (losses), net of related amortization, and fair value changes in embedded derivative liabilities, net of related amortization, and income taxes	340.6	367.5	375.6
Net realized investment gains (losses)	13.2	30.8	(4.9)
Amortization related to net realized investment gains (losses)	.3	(1.0)	(.4)
Net realized investment gains (losses), net of related amortization	13.5	29.8	(5.3)
Insurance policy benefits - fair value changes in embedded derivative liabilities	66.7	(3.4)	10.7
Amortization related to fair value changes in embedded derivative liabilities	(11.7)	.7	(1.3)
Fair value changes in embedded derivative liabilities, net of related amortization	55.0	(2.7)	9.4
INCOME BEFORE INCOME TAXES	$409.1	$394.6	$379.7
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	2018	2017	2016
Health benefit ratios:
All health lines:
Insurance policy benefits	$876.1	$853.0	$854.9
Benefit ratio(c)	85.6%	82.2%	82.6%
Medicare supplement:
Insurance policy benefits	$571.8	$550.6	$556.2
Benefit ratio(c)	74.5%	70.8%	71.9%
Long-term care:
Insurance policy benefits	$304.3	$302.4	$298.7
Benefit ratio(c)	119.0%	116.2%	113.9%
Interest-adjusted benefit ratio(d)	76.0%	75.0%	75.3%
(a)

Net new client assets includes total inflows of cash and securities into brokerage and managed advisory accounts less outflows. Inflows include interest and dividends and exclude changes due to market fluctuations.

(b)	Client assets include cash and securities in brokerage and managed advisory accounts.
(c)	We calculate benefit ratios by dividing the related product’s insurance policy benefits by insurance policy income.
(d)

We calculate the interest-adjusted benefit ratio (a non-GAAP measure) for Bankers Life’s long-term care products by dividing such product’s insurance policy benefits less the imputed interest income on the accumulated assets backing the insurance liabilities by policy income. These are considered non-GAAP financial measures. A non-GAAP measure is a numerical measure of a company’s performance, financial position, or cash flows that excludes or includes amounts that are normally excluded or included in the most directly comparable measure calculated and presented in accordance with GAAP.

These non-GAAP financial measures of “interest-adjusted benefit ratios” differ from “benefit ratios” due to the deduction of imputed interest income on the accumulated assets backing the insurance liabilities from the product’s insurance policy benefits used to determine the ratio. Interest income is an important factor in measuring the performance of health products that are expected to be inforce for a longer duration of time, are not subject to unilateral changes in provisions (such as non-cancelable or guaranteed renewable contracts) and require the performance of various functions and services (including insurance protection) for an extended period of time. The net cash flows from long-term care products generally cause an accumulation of amounts in the early years of a policy (accounted for as reserve increases) that will be paid out as benefits in later policy years (accounted for as reserve decreases). Accordingly, as the policies age, the benefit ratio will typically increase, but the increase in benefits will be partially offset by the imputed interest income earned on the accumulated assets. The interest-adjusted benefit ratio reflects the effects of such interest income offset (which is equal to the tabular interest on the related insurance liabilities). Since interest income is an important factor in measuring the performance of this product, management believes a benefit ratio that includes the effect of interest income is useful in analyzing product performance. We utilize the interest-adjusted benefit ratio in measuring segment performance because we believe that this performance measure is a better indicator of the ongoing businesses and trends in the business. However, the “interest-adjusted benefit ratio” does not replace the “benefit ratio” as a measure of current period benefits to current period insurance policy income. Accordingly, management reviews both “benefit ratios” and “interest-adjusted benefit ratios” when analyzing the financial results attributable to these products. The imputed investment income earned on the accumulated assets backing Bankers Life’s long-term care reserves was $110.1 million, $107.1 million and $101.2 million in 2018, 2017 and 2016, respectively.

Bankers Life is the marketing brand of various affiliated companies of CNO Financial Group including, Bankers Life and Casualty Company, Bankers Life Securities, Inc., and Bankers Life Advisory Services, Inc. Non-affiliated insurance products are offered through Bankers Life General Agency, Inc. (dba BL General Insurance Agency, Inc., AK, AL, CA, NV, PA). Agents who are financial advisors are registered with Bankers Life Securities, Inc.

Securities and variable annuity products and services are offered by Bankers Life Securities, Inc. Member FINRA/SIPC, (dba BL Securities, Inc., AL, GA, IA, IL, MI, NV, PA). Advisory products and services are offered by Bankers Life Advisory Services, Inc. SEC Registered Investment Adviser (dba BL Advisory Services, Inc., AL, GA, IA, MT, NV, PA). Home Office: 111 East Wacker Drive, Suite 1900, Chicago, IL 60601.

Total premium collections were $2,648.2 million in 2018, up 5.2 percent from 2017, and $2,518.1 million in 2017, up 2.4 percent from 2016. See “Premium Collections” for further analysis of Bankers Life’s premium collections.

Average liabilities for insurance products, net of reinsurance ceded were $12.9 billion in 2018, up 4.3 percent from 2017 and $12.4 billion in 2017, up 4.6 percent from 2016. The increase in average liabilities for insurance products is primarily due to new sales and the amounts added to policyholder account balances on interest-sensitive products.

Broker dealer and registered investment advisor client assets totaled $1,104.9 million and $1,002.6 million at December 31, 2018 and 2017, respectively, with net inflows of $197.5 million and $151.0 million in 2018 and 2017, respectively.

Insurance policy income is comprised of premiums earned on policies which provide mortality or morbidity coverage and fees and other charges assessed on other policies.

Net investment income on general account invested assets (which excludes income on policyholder portfolios) increased 5.2 percent, to $804.4 million, in 2018 and increased 5.6 percent, to $764.7 million, in 2017. In 2018 and 2017, net investment income reflects higher investment income from alternative investments compared to 2016. Such increases reflect higher returns from credit, private equity, and equity related strategies and a larger average alternative investment portfolio compared to 2016. Investment income from alternative investments was $48.7 million and $26.2 million in 2018 and 2017, respectively. In addition, prepayment income (including call premiums) was $18.6 million and $27.7 million in 2018 and 2017, respectively.

Net investment income related to fixed index products represents the change in the estimated fair value of options which are purchased in an effort to offset or hedge certain potential benefits accruing to the policyholders of our fixed index products. Our fixed index products are designed so that investment

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income spread is expected to be more than adequate to cover the cost of the options and other costs related to these policies. Net investment income (loss) related to fixed index products was $(41.5) million, $153.5 million and $27.3 million in 2018, 2017 and 2016, respectively. Such amounts were substantially offset by the corresponding charge (credit) to amounts added to policyholder account balances - market value changes credited to policyholders. Such income and related charges fluctuate based on the value of options embedded in the segment’s fixed index annuity policyholder account balances subject to this benefit and to the performance of the index to which the returns on such products are linked.

Fee revenue and other income was $51.9 million, $44.1 million and $34.4 million in 2018, 2017 and 2016, respectively. We recognized fee income of $33.2 million, $27.9 million and $26.3 million in 2018, 2017 and 2016, respectively, pursuant to distribution and marketing agreements to sell Medicare Advantage and PDP products of other insurance companies. The remaining increase in 2018 and 2017 is primarily attributable to fee income earned by our broker-dealer and registered investment advisor subsidiaries.

Insurance policy benefits fluctuated as a result of the factors summarized below for benefit ratios. Benefit ratios are calculated by dividing the related insurance product’s insurance policy benefits by insurance policy income.

In the fourth quarter of 2018, we completed our comprehensive review of actuarial assumptions. Such review resulted in a decrease to reserves of $5.2 million and an increase in amortization of $8.3 million including the net impact from changes to spread and persistency assumptions related to fixed index and fixed interest annuities. In the fourth quarter of 2017, our comprehensive review resulted in a decrease in reserves of $9.0 million and a decrease in amortization of $1.8 million including the net impact of changes to mortality assumptions related to interest-sensitive life products. In the fourth quarter of 2016, our comprehensive review resulted in a decrease in reserves of $42.6 million and a decrease in amortization of $3.2 million including the net impact from changes to spread and persistency assumptions related to fixed index annuities.

The Medicare supplement business consists of both individual and group policies. Government regulations generally require us to attain and maintain a ratio of total benefits incurred to total premiums earned (excluding changes in policy benefit reserves), after three years from the original issuance of the policy and over the lifetime of the policy, of not less than 65 percent on individual products and not less than 75 percent on group products, as determined in accordance with statutory accounting principles. Since the insurance product liabilities we establish for Medicare supplement business are subject to significant estimates, the ultimate claim liability we incur for a particular period is likely to be different than our initial estimate. Our benefit ratios were 74.5 percent, 70.8 percent and 71.9 percent in 2018, 2017 and 2016, respectively. The benefit ratio in 2018 reflected lower margins due to the expansion of the use of the Medicare crossover claims process for all of this segment’s Medicare supplement business. The Medicare crossover process is a claims payment platform that provides for straight through processing of provider claims. As expected, this new process increased the reporting of smaller claims, resulting in a higher benefit ratio in 2018. Implementation of this process is expected to increase efficiency, improve payment accuracy and increase customer satisfaction over time. The 2018 benefit ratio was also impacted by the following: (i) our claim experience in 2017 and 2016 was favorable compared to our expectations, resulting in lower premium increases for 2018; and (ii) we have observed unfavorable trends in our claims, especially with respect to claims for physician administered drugs. Annually, we review our loss experience on these products and when appropriate, apply for actuarially justified rate increases. The next effective date for rate increases for the majority of these policies is January 1, 2020. Our insurance policy benefits reflected favorable (unfavorable) reserve developments of prior period claim reserves of approximately $.7 million, $6.0 million and $(1.9) million in 2018, 2017 and 2016, respectively. Excluding the effects of prior period claim reserve redundancies and deficiencies, our benefit ratios would have been 74.5 percent, 71.5 percent and 71.7 percent in 2018, 2017 and 2016, respectively. We currently expect the benefit ratio on this Medicare supplement business to be in the range of 73 percent to 77 percent during 2019.

The net cash flows from our long-term care products generally cause an accumulation of amounts in the early years of a policy (accounted for as reserve increases) which will be paid out as benefits in later policy years (accounted for as reserve decreases). Accordingly, as the policies age, the benefit ratio typically increases, but the increase in reserves is partially offset by investment income earned on the accumulated assets. The benefit ratio on our long-term care business in the Bankers Life segment was 119.0 percent, 116.2 percent and 113.9 percent in 2018, 2017 and 2016, respectively. The interest-adjusted benefit ratio on this business was 76.0 percent, 75.0 percent and 75.3 percent in 2018, 2017 and 2016, respectively. The interest-adjusted benefit ratio in 2017 was favorably impacted by $3.4 million of one-time reserve releases which was comprised of: (i) $1.9 million related to lower persistency (including the results of procedures performed to identify policies that had terminated prior to June 30, 2017 due to death); (ii) $.9 million related to an out-of-period adjustment that reduced reserves; and (iii) $.6 million related to the impact of policyholder decisions to surrender or reduce coverage following rate increases. The interest-adjusted benefit ratio in 2016 was favorably impacted by reserve releases of $2.6 million related to policyholder decisions to surrender or reduce coverage following rate increases. The interest-adjusted benefit ratio in 2017 and 2016, excluding such favorable reserve releases, was 76.3 percent in both years.

We currently expect the interest-adjusted benefit ratio on this long-term care business to be in the range of 74 percent to 79 percent during 2019. Since the insurance product liabilities we establish for the long-term care business are subject to significant estimates, the ultimate claim liability we incur for a particular period is likely to be different than our initial estimate. When policies lapse, active life reserves for such lapsed policies are released, resulting in decreased insurance policy benefits (although such decrease is somewhat offset by additional amortization expense).

Amounts added to policyholder account balances - cost of interest credited to policyholders were $98.1 million, $105.0 million and $110.8 million in 2018, 2017 and 2016, respectively. The weighted average crediting rates for these products was 2.8 percent in 2018, 2017 and 2016. The average liabilities of the fixed interest annuity block were $2.6 billion, $2.9 billion and

CNO FINANCIAL GROUP, INC. - Form 10-K   61

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ITEM 7 Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations

$3.2 billion in 2018, 2017 and 2016, respectively. The decrease in the liabilities related to these annuities reflects the lower sales of these products in the current low interest rate environment and consumer preference for fixed index products.

Amounts added to policyholder account balances for fixed index products represent a guaranteed minimum rate of return and a higher potential return that is based on a percentage (the “participation rate”) of the amount of increase in the value of a particular index, such as the S&P 500 Index, over a specified period. Such amounts include our cost to fund the annual index credits, net of policies that are canceled prior to their anniversary date (classified as cost of options to fund index credits, net of forfeitures). Market value changes in the underlying indices during a specified period of time are classified as market value changes credited to policyholders. Such market value changes are generally offset by the net investment income related to fixed index products discussed above.

Amortization related to operations includes amortization of deferred acquisition costs and the present value of future profits. Deferred acquisition costs and the present value of future profits are collectively referred to as “insurance acquisition costs”. Insurance acquisition costs are generally amortized either: (i) in relation to the estimated gross profits for interest-sensitive life and annuity products; or (ii) in relation to actual and expected premium revenue for other products. In addition, for interest-sensitive life and annuity products, we are required to adjust the total amortization recorded to date through the statement of operations if actual experience or other evidence suggests that earlier estimates of future gross profits should be revised. Accordingly, amortization for interest-sensitive life and annuity products is dependent on the profits realized during the period and on our expectation of future profits. For other products, we amortize insurance acquisition costs in relation to actual and expected premium revenue, and amortization is only adjusted if expected premium revenue changes or if we determine the balance of these costs is not recoverable from future profits. Amortization was impacted in each year by our comprehensive review of actuarial assumptions discussed above under insurance policy benefits. In addition, the lower amortization in 2017 generally reflected the favorable persistency experienced as compared to the prior year.

Interest expense on investment borrowings represents interest expense on collateralized borrowings as further described in the note to the consolidated financial statements entitled “Summary of Significant Accounting Policies - Investment Borrowings”. The increase in interest expense is primarily due to higher interest rates on the variable rate investment borrowings.

Other operating costs and expenses in our Bankers Life segment were $419.8 million in 2018, down .2 percent from 2017, and were $420.5 million in 2017, up 5.1 percent from 2016. Such expenses in 2017 include $3.5 million for estimated future state guaranty association assessments, net of premium tax offsets, related to the liquidation of Penn Treaty Network America Insurance Company (“Penn Treaty”). Other operating costs and expenses include the following (dollars in millions):

	2018	2017	2016
Commission expense and agent manager benefits	$69.0	$69.5	$70.1
Other operating expenses	350.8	351.0	330.1
TOTAL	$419.8	$420.5	$400.2

Net realized investment gains (losses) fluctuate each period. During 2018, we recognized net realized investment gains of $13.2 million, which were comprised of: (i) $43.7 million of net gains from the sales of investments; (ii) a $24.1 million unfavorable change in the fair value of equity securities; (iii) the decrease in fair value of certain fixed maturity investments with embedded derivatives of $6.0 million; and (iv) $.4 million of writedowns of investments for other than temporary declines in fair value recognized through net income. During 2017, we recognized net realized investment gains of $30.8 million, which were comprised of: (i) $22.1 million of net gains from the sales of investments; and (ii) the increase in fair value of certain fixed maturity investments with embedded derivatives of $8.7 million. During 2016, we recognized net realized investment losses of $4.9 million, which were comprised of: (i) $13.9 million of net gains from the sales of investments; (ii) the increase in fair value of certain fixed maturity investments with embedded derivatives of $.2 million; and (iii) $19.0 million of writedowns of investments for other than temporary declines in fair value recognized through net income ($21.5 million, prior to the $2.5 million of impairment losses recognized in accumulated other comprehensive income (loss)).

Amortization related to net realized investment gains (losses) is the increase or decrease in the amortization of insurance acquisition costs which results from realized investment gains or losses. When we sell securities which back our interest-sensitive life and annuity products at a gain (loss) and reinvest the proceeds at a different yield, we increase (reduce) the amortization of insurance acquisition costs in order to reflect the change in estimated gross profits due to the gains (losses) realized and the resulting effect on estimated future yields. Sales of fixed maturity investments resulted in an increase (decrease) in the amortization of insurance acquisition costs of $(.3) million, $1.0 million and $.4 million in 2018, 2017 and 2016, respectively.

Insurance policy benefits - fair value changes in embedded derivative liabilities represents fair value changes due to fluctuations in the interest rates used to discount embedded derivative liabilities related to our fixed index annuities.

Amortization related to fair value changes in embedded derivative liabilities is the increase or decrease in the amortization of insurance acquisition costs which results from changes in interest rates used to discount embedded derivative liabilities related to our fixed index annuities.

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ITEM 7 Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations

Washington National (dollars in millions)

	2018	2017	2016
Premium collections:
Supplemental health and other health	$613.0	$589.1	$567.4
Medicare supplement	46.3	51.6	61.0
Life	32.2	30.0	29.4
Annuity	1.3	.9	1.5
Total collections	$692.8	$671.6	$659.3
Average liabilities for insurance products:
Fixed index annuities	$283.3	$314.2	$350.2
Fixed interest annuities	90.3	97.9	107.0
SPIAs and supplemental contracts:
Mortality based	219.5	232.1	248.6
Deposit based	270.6	269.5	267.2
Separate Accounts	4.8	4.7	4.7
Health:
Supplemental health	2,867.5	2,732.0	2,604.4
Medicare supplement	20.7	24.8	28.3
Other health	11.8	13.5	14.1
Life:
Interest sensitive life	149.2	149.2	150.3
Non-interest sensitive life	166.6	175.0	179.8
Total average liabilities for insurance products, net of reinsurance ceded	$4,084.3	$4,012.9	$3,954.6
Revenues:
Insurance policy income	$687.6	$671.4	$655.8
Net investment income (loss):
General account invested assets	261.1	257.5	256.2
Fixed index products	(1.5)	9.0	1.9
Trading account income related to policyholder accounts	.2	3.7	1.2
Fee revenue and other income	.9	1.0	1.3
Total revenues	948.3	942.6	916.4
Expenses:
Insurance policy benefits	540.9	550.7	538.2
Amounts added to policyholder account balances:
Cost of interest credited to policyholders	12.8	12.9	13.8
Cost of options to fund index credits, net of forfeitures	4.6	4.4	5.8
Market value changes credited to policyholders	(1.8)	13.1	3.9
Amortization related to operations	55.8	58.8	59.1
Interest expense on investment borrowings	10.8	6.3	3.7
Other operating costs and expenses	203.3	198.1	189.0
Total benefits and expenses	826.4	844.3	813.5
Income before net realized investment gains (losses) and fair value changes in embedded derivative liabilities, net of related amortization, and income taxes	121.9	98.3	102.9
Net realized investment gains (losses)	(10.0)	11.7	19.7
Amortization related to net realized investment gains (losses)	.1	—	(.3)
Net realized investment gains (losses), net of related amortization	(9.9)	11.7	19.4
Insurance policy benefits - fair value changes in embedded derivative liabilities	1.6	.5	.6
Amortization related to fair value changes in embedded derivative liabilities	(1.1)	(.3)	(.4)
Fair value changes in embedded derivative liabilities, net of related amortization	.5	.2	.2
INCOME BEFORE INCOME TAXES	$112.5	$110.2	$122.5

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PART II
ITEM 7 Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations

	2018	2017	2016
Health benefit ratios:
Supplemental health:
Insurance policy benefits	$486.0	$489.8	$469.3
Benefit ratio(a)	79.5%	83.2%	83.0%
Interest-adjusted benefit ratio(b)	55.4%	59.1%	59.0%
Medicare supplement:
Insurance policy benefits	$32.8	$37.0	$42.7
Benefit ratio(a)	68.9%	68.1%	68.4%
(a)	We calculate benefit ratios by dividing the related product’s insurance policy benefits by insurance policy income.
(b)	We calculate the interest-adjusted benefit ratio (a non-GAAP measure) for Washington National’s supplemental health products by dividing such product’s insurance policy benefits less the imputed interest income on the accumulated assets backing the insurance liabilities by policy income. These are considered non-GAAP financial measures. A non-GAAP measure is a numerical measure of a company’s performance, financial position, or cash flows that excludes or includes amounts that are normally excluded or included in the most directly comparable measure calculated and presented in accordance with GAAP.

These non-GAAP financial measures of “interest-adjusted benefit ratios” differ from “benefit ratios” due to the deduction of imputed interest income on the accumulated assets backing the insurance liabilities from the product’s insurance policy benefits used to determine the ratio. Interest income is an important factor in measuring the performance of health products that are expected to be inforce for a longer duration of time, are not subject to unilateral changes in provisions (such as non-cancelable or guaranteed renewable contracts) and require the performance of various functions and services (including insurance protection) for an extended period of time. The net cash flows from supplemental health products generally cause an accumulation of amounts in the early years of a policy (accounted for as reserve increases) that will be paid out as benefits in later policy years (accounted for as reserve decreases). Accordingly, as the policies age, the benefit ratio will typically increase, but the increase in benefits will be partially offset by the imputed interest income earned on the accumulated assets. The interest-adjusted benefit ratio reflects the effects of such interest income offset (which is equal to the tabular interest on the related insurance liabilities). Since interest income is an important factor in measuring the performance of these products, management believes a benefit ratio that includes the effect of interest income is useful in analyzing product performance. We utilize the interest-adjusted benefit ratio in measuring segment performance because we believe that this performance measure is a better indicator of the ongoing businesses and trends in the business. However, the “interest-adjusted benefit ratio” does not replace the “benefit ratio” as a measure of current period benefits to current period insurance policy income. Accordingly, management reviews both “benefit ratios” and “interest-adjusted benefit ratios” when analyzing the financial results attributable to these products. The imputed investment income earned on the accumulated assets backing the supplemental health reserves was $147.2 million, $141.7 million and $135.6 million in 2018, 2017 and 2016, respectively.

Total premium collections were $692.8 million in 2018, up 3.2  percent from 2017, and $671.6 million in 2017, up 1.9 percent from 2016, driven by sales and persistency of the segment’s supplemental health block; partially offset by lower Medicare supplement collected premiums due to the runoff of this block of business. This segment no longer markets Medicare supplement products and no longer actively pursues sales of annuity products. See “Premium Collections” for further analysis of fluctuations in premiums collected by product.

Average liabilities for insurance products, net of reinsurance ceded were $4,084.3 million in 2018, up 1.8 percent from 2017, and $4,012.9 million in 2017, up 1.5 percent from 2016, reflecting an increase in the supplemental health block; partially offset by the run-off of the annuity blocks.

Insurance policy income is comprised of premiums earned on traditional insurance policies which provide mortality or morbidity coverage and fees and other charges assessed on other policies. Such income increased in recent periods as supplemental health premiums have increased consistent with sales; partially offset by the decrease in Medicare supplement premiums.

Net investment income on general account invested assets (which excludes income on policyholder portfolios and reinsurer accounts) was $261.1 million in 2018, $257.5 million in 2017 and $256.2 million in 2016. Prepayment income (including call premiums) was $3.8 million, $5.9 million and $5.1 million in 2018, 2017 and 2016, respectively.

Net investment income related to fixed index products represents the change in the estimated fair value of options which are purchased in an effort to offset or hedge certain potential benefits accruing to the policyholders of our fixed index products. Our fixed index products are designed so that investment income spread is expected to be more than adequate to cover the cost of the options and other costs related to these policies. Net investment income (loss) related to fixed index products was $(1.5) million, $9.0 million and $1.9 million in 2018, 2017 and 2016, respectively. Such amounts were substantially offset by the corresponding charge to amounts added to policyholder account balances - market value changes credited to policyholders. Such income and related charges fluctuate based on the value of options embedded in the segment’s fixed index annuity policyholder account balances subject to this benefit and to the performance of the index to which the returns on such products are linked.

Trading account income related to policyholder accounts represents the income on investments backing the market strategies of certain annuity products which provide for different rates of cash value growth based on the experience of a particular market strategy. The income on our trading account securities is designed to substantially offset certain amounts included in insurance policy benefits related to the aforementioned annuity products.

Insurance policy benefits fluctuated as a result of the factors summarized below. Benefit ratios are calculated by dividing the related insurance product’s insurance policy benefits by insurance policy income.

In the fourth quarter of 2018, we completed our comprehensive annual review of actuarial assumptions. Such review resulted in a decrease in amortization of $2.4 million, partially offset by an increase in reserves of $.2 million, primarily related to interest-sensitive life products. In the fourth quarter of 2017, our comprehensive review resulted in a $1 million increase in

64   CNO FINANCIAL GROUP, INC. - Form 10-K

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ITEM 7 Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations

amortization of deferred acquisition costs related to interest-sensitive life products. In the fourth quarter of 2016, our comprehensive review had no material impact on this segment.

Washington National’s supplemental health products (including specified disease, accident and hospital indemnity products) generally provide fixed or limited benefits. For example, payments under cancer insurance policies are generally made directly to, or at the direction of, the policyholder following diagnosis of, or treatment for, a covered type of cancer. Approximately three-fourths of our supplemental health policies inforce (based on policy count) were sold with return of premium or cash value riders. The return of premium rider generally provides that after a policy has been inforce for a specified number of years or upon the policyholder reaching a specified age, we will pay to the policyholder, or a beneficiary under the policy, the aggregate amount of all premiums paid under the policy, without interest, less the aggregate amount of all claims incurred under the policy. The cash value rider is similar to the return of premium rider, but also provides for payment of a graded portion of the return of premium benefit if the policy terminates before the return of premium benefit is earned. Accordingly, the net cash flows from these products generally result in the accumulation of amounts in the early years of a policy (reflected in our earnings as reserve increases) which will be paid out as benefits in later policy years (reflected in our earnings as reserve decreases which offset the recording of benefit payments). As the policies age, the benefit ratio will typically increase, but the increase in benefits will be partially offset by investment income earned on the accumulated assets. The benefit ratio will fluctuate depending on the claim experience during the year.

Insurance margins (insurance policy income less insurance policy benefits) on supplemental health products were $125.3 million, $98.7 million and $96.2 million in 2018, 2017 and 2016, respectively. The increase in margin on this block of business in 2018 reflects higher insurance policy income due to higher sales and growth in the block, as well as favorable claims and favorable development of prior period claim reserves. The benefit ratio on these products was 79.5 percent, 83.2 percent and 83.0 percent in 2018, 2017 and 2016, respectively. The interest-adjusted benefit ratio on this supplemental health business was 55.4 percent, 59.1 percent and 59.0 percent in 2018, 2017 and 2016, respectively. We currently expect the interest-adjusted benefit ratio on this supplemental health business to be in the range of 55 percent to 58 percent during 2019.

Washington National’s Medicare supplement business primarily consists of individual policies. The insurance product liabilities we establish for our Medicare supplement business are subject to significant estimates and the ultimate claim liability we incur for a particular period is likely to be different than our initial estimate. Governmental regulations generally require us to attain and maintain a ratio of total benefits incurred to total premiums earned (excluding changes in policy benefit reserves), after three years from the original issuance of the policy and over the lifetime of the policy, of not less than 65 percent on these products, as determined in accordance with statutory accounting principles. Insurance margins (insurance policy income less insurance policy benefits) on these products were $14.8 million, $17.4 million and $19.8 million in 2018, 2017 and 2016, respectively. Such decrease reflects the run-off of this block of business.

Amounts added to policyholder account balances - cost of interest credited to policyholders were $12.8 million, $12.9 million and $13.8 million in 2018, 2017 and 2016, respectively.

Amounts added to policyholder account balances for fixed index products represent a guaranteed minimum rate of return and a higher potential return that is based on a percentage (the “participation rate”) of the amount of increase in the value of a particular index, such as the S&P 500 Index, over a specified period. Such amounts include our cost to fund the annual index credits, net of policies that are canceled prior to their anniversary date (classified as cost of options to fund index credits, net of forfeitures). Market value changes in the underlying indices during a specified period of time are classified as market value changes credited to policyholders. Such market value changes are generally offset by the net investment income related to fixed index products discussed above.

Amortization related to operations includes amortization of insurance acquisition costs. Insurance acquisition costs are generally amortized in relation to actual and expected premium revenue, and amortization is only adjusted if expected premium revenue changes or if we determine the balance of these costs is not recoverable from future profits. Such amounts were generally consistent with the related premium revenue. A revision to our current assumptions could result in increases or decreases to amortization expense in future periods.

Interest expense on investment borrowings represents $10.8 million, $6.3 million and $3.7 million of interest expense on collateralized borrowings in 2018, 2017 and 2016, respectively, as further described in the note to the consolidated financial statements entitled “Summary of Significant Accounting Policies - Investment Borrowings”. The increase in interest expense is due to higher interest rates on the variable rate investment borrowings.

Other operating costs and expenses were $203.3 million, $198.1 million and $189.0 million in 2018, 2017 and 2016, respectively. Such expenses in 2017 include $1.3 million for estimated future state guaranty association assessments, net of premium tax offsets, related to the liquidation of Penn Treaty. Other operating costs and expenses also include commission expense of $73.9 million, $69.8 million and $70.2 million in 2018, 2017 and 2016, respectively. The increase in commission expense is consistent with the growth in the supplemental health block.

Net realized investment gains (losses) fluctuate each period. During 2018, we recognized net realized investment losses of $10.0 million, which were comprised of: (i) $1.8 million of net gains from the sales of investments; (ii) a $7.5 million unfavorable change in the fair value of equity securities; (iii) an increase in fair value of certain fixed maturity investments with embedded derivatives of $.9 million; (iv) the decrease in fair value of embedded derivatives related to a modified coinsurance agreement of $5.1 million; and (v) $.1 million of writedowns of investments for other than temporary declines in fair value which were recorded in earnings. During 2017, we recognized net realized investment gains of $11.7 million, which were comprised of: (i) $7.4 million of net gains from the sales of investments; (ii) the increase in fair value of certain fixed maturity investments with embedded derivatives of $2.5 million; (iii) the increase in fair

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ITEM 7 Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations

value of embedded derivatives related to a modified coinsurance agreement of $2.8 million; and (iv) $1.0 million of writedowns of investments for other than temporary declines in fair value which were recorded in earnings. During 2016, we recognized net realized investment gains of $19.7 million, which were comprised of: (i) $24.7 million of net gains from the sales of investments; (ii) the decrease in fair value of certain fixed maturity investments with embedded derivatives of $.5 million; (iii) the increase in fair value of embedded derivatives related to a modified coinsurance agreement of $.8 million; and (iv) $5.3 million of writedowns of investments for other than temporary declines in fair value recognized through net income ($6.4 million, prior to the $1.1 million of impairment losses recognized in accumulated other comprehensive income (loss)).

Amortization related to net realized investment gains (losses) is the increase or decrease in the amortization of insurance acquisition costs which results from realized investment gains or losses. When we sell securities which back our interest-sensitive life and annuity products at a gain (loss) and reinvest the proceeds at a different yield (or when we have the intent to sell the impaired investments before an anticipated recovery in value occurs), we increase (reduce) the amortization of insurance acquisition costs in order to reflect the change in estimated gross profits due to the gains (losses) realized and the resulting effect on estimated future yields.

Insurance policy benefits - fair value changes in embedded derivative liabilities represents fair value changes due to fluctuations in the interest rates used to discount embedded derivative liabilities related to our fixed index annuities.

Amortization related to fair value changes in embedded derivative liabilities is the increase or decrease in the amortization of insurance acquisition costs which results from changes in interest rates used to discount embedded derivative liabilities related to our fixed index annuities.

Colonial Penn (dollars in millions)

	2018	2017	2016
Premium collections:
Life	$296.6	$289.6	$277.8
Medicare supplement and other health	1.7	2.0	2.4
Total collections	$298.3	$291.6	$280.2
Average liabilities for insurance products:
SPIAs - mortality based	$69.6	$73.0	$74.1
Health:
Medicare supplement	5.0	5.7	6.5
Other health	3.7	4.1	4.2
Life:
Interest sensitive	14.7	15.5	16.2
Non-interest sensitive	739.8	717.5	689.4
Total average liabilities for insurance products, net of reinsurance ceded	$832.8	$815.8	$790.4
Revenues:
Insurance policy income	$298.6	$291.8	$281.4
Net investment income on general account invested assets	44.6	44.4	44.2
Fee revenue and other income	1.8	1.3	1.1
Total revenues	345.0	337.5	326.7
Expenses:
Insurance policy benefits	206.6	199.0	201.2
Amounts added to annuity and interest-sensitive life product account balances	.6	.6	.7
Amortization related to operations	17.8	16.3	15.3
Interest expense on investment borrowings	1.4	.9	.6
Other operating costs and expenses	103.8	98.1	107.2
Total benefits and expenses	330.2	314.9	325.0
Income before net realized investment losses and income taxes	14.8	22.6	1.7
Net realized investment losses	(2.4)	—	(.2)
INCOME BEFORE INCOME TAXES	$12.4	$22.6	$1.5

66   CNO FINANCIAL GROUP, INC. - Form 10-K

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ITEM 7 Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations

This segment’s results are significantly impacted by the accounting standard related to deferred acquisition costs. We are not able to defer most of Colonial Penn’s direct response advertising costs although such costs generate predictable sales and future inforce profits. We plan to continue to invest in this segment’s business, including the development of new products and markets. The amount of our investment in new business during a particular period will have a significant impact on this segment’s results. We currently expect this segment to report earnings (before net realized investment gains (losses) and income taxes) in 2019 in the range of $12 million to $20 million, but because of the seasonality of advertising spend, we expect a loss in the range of $1 million to $3 million in the first quarter of 2019.

Total premium collections increased 2.3 percent, to $298.3 million, in 2018 and 4.1 percent, to $291.6 million, in 2017. The increase was driven by recent sales activity and steady persistency. See “Premium Collections” for further analysis of Colonial Penn’s premium collections.

Average liabilities for insurance products, net of reinsurance ceded have increased as a result of growth in the core graded benefit and simplified issue life insurance block in this segment.

Insurance policy income is comprised of premiums earned on policies which provide mortality or morbidity coverage and fees and other charges assessed on other policies. The increase in such income reflects the growth in the block of graded benefit and simplified issue life insurance business.

Net investment income on general account invested assets increased slightly in 2018 and 2017 primarily due to the increase in invested assets as a result of growth in this segment.

Insurance policy benefits in 2018 and 2017 reflect growth in this segment. In addition, insurance policy benefits in 2018 reflect a $1.1 million out-of-period adjustment which increased reserves on a closed block of payout annuities in the first quarter of 2018. Insurance policy benefits in 2017 reflect: (i) the favorable changes to liabilities for insurance products including a $2.5 million out-of-period adjustment and a $.5 million refinement to the calculation; and (ii) favorable mortality as compared to 2016. Insurance policy benefits in 2016 also reflected a $2.5 million increase in reserves related to the impact of loss recognition on a closed block of payout annuities resulting from changes in long-term interest rates and mortality assumptions.

Amortization related to operations includes amortization of insurance acquisition costs. Insurance acquisition costs in the Colonial Penn segment are amortized in relation to actual and expected premium revenue, and amortization is only adjusted if expected premium revenue changes or if we determine the balance of these costs is not recoverable from future profits. Such amounts were generally consistent with the related premium revenue and gross profits for such periods and the assumptions we made when we established the present value of future profits. A revision to our current assumptions could result in increases or decreases to amortization expense in future periods.

Other operating costs and expenses in our Colonial Penn segment fluctuate primarily due to changes in the marketing expenses incurred to generate new business. Marketing expenses were higher in 2018 as compared to 2017. The demand and cost of television advertising appropriate for Colonial Penn’s campaigns has fluctuated widely in certain periods. We are disciplined with our marketing expenditures and will increase or decrease our advertising spend depending on prices.

Net realized investment gains (losses) fluctuate each period. During 2018, we recognized net realized investment losses of $2.4 million, which were comprised of: (i) $1.8 million of net losses from the sales of investments; (ii) the decrease in fair value of certain fixed maturity investments with embedded derivatives of $.2 million; and (iii) a $.4 million unfavorable change in the fair value of equity securities. During 2017, we recognized net realized investment gains of nil, which was comprised of: (i) $.7 million of net gains from the sales of investments; (ii) the increase in fair value of certain fixed maturity investments with embedded derivatives of $.3 million; and (iii) $1.0 million of writedowns of investments for other than temporary declines in fair value which were recorded in earnings. During 2016, we recognized net realized investment losses of $.2 million, which were comprised of: (i) $.7 million of net gains from the sales of investments; (ii) the decrease in fair value of certain fixed maturity investments with embedded derivatives of $.1 million; and (iii) $.8 million of writedowns of investments for other than temporary declines in fair value recognized through net income.

Management believes that an analysis of Adjusted EBIT for Colonial Penn, separated between in-force and new business, provides increased clarity for this segment as the vast majority of the costs to generate new business in this segment are not deferrable and Adjusted EBIT will fluctuate based on management’s decisions on how much marketing costs to incur in each period. Adjusted EBIT from new business includes pre-tax revenues and expenses associated with new sales of our insurance products during the first year after the sale is completed. Adjusted EBIT from in-force business includes all pre-tax revenues and expenses associated with sales of insurance products that were completed more than one year before the end of the reporting period. The allocation of certain revenues and expenses between new and in-force business is based on estimates, which we believe are reasonable.

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PART II
ITEM 7 Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations

Recognizing the accounting standard that requires us to expense certain direct response advertising costs (rather than deferring such costs as deferred acquisition costs), the amount of our investment in new business in the Colonial Penn segment during a particular period will have a significant impact on the segment results. The following summarizes our earnings, separated between in-force and new business for Colonial Penn (dollars in millions):

	2018	2017	2016
ADJUSTED EBIT FROM IN-FORCE BUSINESS
Revenues:
Insurance policy income	$251.6	$241.8	$226.5
Net investment income and other	46.4	45.7	45.3
Total revenues	298.0	287.5	271.8
Benefits and expenses:
Insurance policy benefits	178.6	169.2	168.5
Amortization	17.2	15.6	14.5
Other expenses	36.4	33.9	34.4
Total benefits and expenses	232.2	218.7	217.4
Adjusted EBIT from In-force Business	$65.8	$68.8	$54.4
ADJUSTED EBIT FROM NEW BUSINESS
Revenues:
Insurance policy income	$47.0	$50.0	$54.9
Net investment income and other	—	—	—
Total revenues	47.0	50.0	54.9
Benefits and expenses:
Insurance policy benefits	28.6	30.4	33.4
Amortization	.6	.7	.8
Other expenses	68.8	65.1	73.4
Total benefits and expenses	98.0	96.2	107.6
Adjusted EBIT from New Business	$(51.0)	$(46.2)	$(52.7)
ADJUSTED EBIT FROM IN-FORCE AND NEW BUSINESS
Revenues:
Insurance policy income	$298.6	$291.8	$281.4
Net investment income and other	46.4	45.7	45.3
Total revenues	345.0	337.5	326.7
Benefits and expenses:
Insurance policy benefits	207.2	199.6	201.9
Amortization	17.8	16.3	15.3
Other expenses	105.2	99.0	107.8
Total benefits and expenses	330.2	314.9	325.0
ADJUSTED EBIT FROM IN-FORCE AND NEW BUSINESS	$14.8	$22.6	$1.7

The Adjusted EBIT from in-force business in the Colonial Penn segment decreased in 2018, as compared to 2017, reflecting: (i) a $1.1 million out-of-period adjustment which increased reserves on a closed block of payout annuities in the first quarter of 2018; and (ii) the aforementioned $3.0 million favorable impact related to liabilities for insurance products in the third quarter of 2017. The Adjusted EBIT from new business in the Colonial Penn segment in 2018 primarily reflects higher marketing costs. The vast majority of the costs to generate new business in this segment are not deferrable and Adjusted EBIT will fluctuate based on management’s decisions on how much marketing costs to incur in each period.

68   CNO FINANCIAL GROUP, INC. - Form 10-K

PART II
ITEM 7 Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations

Long-term care in run-off (dollars in millions)

The long-term care in run-off segment consists of: (i) the long-term care business that was recaptured due to the termination of certain reinsurance agreements effective September 30, 2016 (such business is not actively marketed and was issued or acquired by Washington National and BCLIC); and (ii) certain legacy (prior to 2003) comprehensive and nursing home long-term care policies that were ceded in September 2018 (such business is not actively marketed and was issued by Bankers Life). Beginning in the fourth quarter of 2018, the earnings of this segment only reflect the long-term care business that was recaptured in September 2016 as the legacy long-term care business was ceded under a 100% indemnity coinsurance agreement in September 2018. Accordingly, we expect this segment to report normalized earnings before net realized investment gains (losses) of approximately breakeven over the long-term. However, this segment’s quarterly results can be volatile.

	2018	2017	2016
Premium collections:
Long-term care (all renewal)	$145.8	$205.2	$211.5
Average liabilities for insurance products:
Average liabilities for long-term care products, net of reinsurance ceded	$2,857.7	$3,754.7	$3,433.2
Revenues:
Insurance policy income	$148.4	$210.4	$213.7
Net investment income on general account invested assets	172.7	223.7	194.7
Total revenues	321.1	434.1	408.4
Expenses:
Insurance policy benefits	271.3	344.2	355.0
Amortization	7.0	10.3	12.6
Other operating costs and expenses	19.9	26.5	22.4
Total benefits and expenses	298.2	381.0	390.0
Income (loss) before net realized investment gains (losses) and income taxes	22.9	53.1	18.4
Net realized investment gains (losses)	(4.5)	10.8	(3.6)
INCOME (LOSS) BEFORE INCOME TAXES	$18.4	$63.9	$14.8
Health benefit ratios:
Long-term care:
Insurance policy benefits	$271.3	$344.2	$355.0
Benefit ratio(a)	182.8%	163.6%	166.1%
Interest-adjusted benefit ratio(b)	79.1%	69.1%	81.5%
(a)	We calculate benefit ratios by dividing the related product’s insurance policy benefits by insurance policy income.
(b)

We calculate the interest-adjusted benefit ratio (a non-GAAP measure) for long-term care products in this segment by dividing such product’s insurance policy benefits less the imputed interest income on the accumulated assets backing the insurance liabilities by policy income. These are considered non-GAAP financial measures. A non-GAAP measure is a numerical measure of a company’s performance, financial position, or cash flows that excludes or includes amounts that are normally excluded or included in the most directly comparable measure calculated and presented in accordance with GAAP.

These non-GAAP financial measures of “ interest-adjusted benefit ratios” differ from “benefit ratios” due to the deduction of imputed interest income on the accumulated assets backing the insurance liabilities from the product’s insurance policy benefits used to determine the ratio. Interest income is an important factor in measuring the performance of health products that are expected to be inforce for a longer duration of time, are not subject to unilateral changes in provisions (such as non-cancelable or guaranteed renewable contracts) and require the performance of various functions and services (including insurance protection) for an extended period of time. The net cash flows from long-term care products generally cause an accumulation of amounts in the early years of a policy (accounted for as reserve increases) that will be paid out as benefits in later policy years (accounted for as reserve decreases). Accordingly, as the policies age, the benefit ratio will typically increase, but the increase in benefits will be partially offset by the imputed interest income earned on the accumulated assets. The interest-adjusted benefit ratio reflects the effects of such interest income offset (which is equal to the tabular interest on the related insurance liabilities). Since interest income is an important factor in measuring the performance of these products, management believes a benefit ratio that includes the effect of interest income is useful in analyzing product performance. We utilize the interest-adjusted benefit ratio in measuring segment performance because we believe that this performance measure is a better indicator of the ongoing businesses and trends in the business. However, the “ interest-adjusted benefit ratio” does not replace the “benefit ratio” as a measure of current period benefits to current period insurance policy income. Accordingly, management reviews both “benefit ratios” and “ interest-adjusted benefit ratios” when analyzing the financial results attributable to these products. The imputed investment income earned on the accumulated assets backing the long-term care reserves was $153.9 million, $198.8 million and $180.8 million in 2018, 2017 and 2016, respectively.

Average liabilities for long-term care products decreased in 2018 as a result of the legacy long-term care business which was ceded under a 100% indemnity coinsurance agreement in September 2018. In addition, the average liabilities were increased by $130 million and $184 million in 2017 and 2016, respectively, to reflect the premium deficiencies that would exist if unrealized gains on the assets backing such products had been realized and the proceeds from the sales of such assets were invested at then current yields. Such increase is reflected as a reduction of accumulated other comprehensive income.

Insurance policy benefits were $271.3 million, $344.2 million and $355.0 million in 2018, 2017 and 2016, respectively. The interest-adjusted benefit ratio on the business in this segment

CNO FINANCIAL GROUP, INC. - Form 10-K   69

PART II
ITEM 7 Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations

was 79.1 percent, 69.1 percent and 81.5 percent in 2018, 2017 and 2016, respectively. The interest-adjusted benefit ratio in 2017 was impacted by favorable claim experience as well as the favorable impact of $7.9 million of one-time reserve releases which were comprised of: (i) $4.6 million related to lower persistency (including the results of procedures performed to identify policies that had terminated prior to June 30, 2017 due to death); (ii) $.8 million related to an out-of-period adjustment that reduced reserves; and (iii) $2.5 million related to the impact of policyholder decisions to surrender or reduce coverage following rate increases. The interest-adjusted benefit ratio in both 2018 and 2017 also reflected no increase to the future loss reserve, given the outcome of the year-end 2016 actuarial review, compared to an increase of $33.0 million in 2016. Our 2018 comprehensive actuarial review of this block reflected relatively low margins. Accordingly, this segment’s results can be volatile from period to period. This block of business is particularly sensitive to changes in assumptions.

Net realized investment losses fluctuated each period. During 2018, we recognized net realized investment losses of $4.5 million, which were comprised of: (i) $.3 million of net losses from the sales of investments; (ii) a $1.9 million unfavorable change in the fair value of equity securities; (iii) the decrease in fair value of certain fixed maturity investments with embedded derivatives of $.2 million; and (iv) $2.1 million of writedowns of investments for other than temporary declines in fair value recognized through net income. During 2017, we recognized net realized investment gains of $10.8 million, which were comprised of: (i) $29.1 million of net gains from the sales of investments; and (ii) $18.3 million of writedowns of investments for other than temporary declines in fair value recognized through net income. During 2016, we recognized net realized investment losses of $3.6 million, which were comprised of: (i) $1.5 million of net losses from the sales of investments; and (ii) $2.1 million of writedowns of investments for other than temporary declines in fair value recognized through net income.

Corporate Operations (dollars in millions)

	2018	2017	2016
Corporate operations:
Interest expense on corporate debt	$(48.0)	$(46.5)	$(45.8)
Net investment income (loss):
General investment portfolio	6.6	5.6	4.8
Other special-purpose portfolios:
COLI	(17.8)	17.4	(.3)
Investments held in a rabbi trust	(2.7)	3.4	1.1
Other trading account activities	8.3	9.1	11.0
Fee revenue and other income	6.7	8.5	10.0
Other operating costs and expenses	(72.1)	(84.3)	(69.1)
Loss before net realized investment losses, earnings attributable to VIEs, fair value changes and amendment related to agent deferred compensation plan, loss related to reinsurance transactions, net revenue pursuant to transition services agreement and income taxes	(119.0)	(86.8)	(88.3)
Net realized investment losses	(7.6)	(3.0)	(2.7)
Earnings attributable to VIEs	1.6	(8.8)	(2.0)
Fair value changes and amendment related to agent deferred compensation plan	11.9	(12.2)	3.1
Loss related to reinsurance transactions	(704.2)	—	(75.4)
Net revenue pursuant to transition services agreement	.1	—	—
LOSS BEFORE INCOME TAXES	$(817.2)	$(110.8)	$(165.3)

Interest expense on corporate debt was $48.0 million, $46.5 million and $45.8 million in 2018, 2017 and 2016, respectively. Our average corporate debt outstanding was $925.0 million in 2018, 2017 and 2016. The average interest rate on our debt was 4.8 percent, 4.8 percent and 4.7 percent in 2018, 2017 and 2016, respectively.

Net investment income on general investment portfolio fluctuates based on the amount and type of invested assets in the corporate operations segment.

Net investment income on other special-purpose portfolios includes the income (loss) from: (i) investments related to deferred compensation plans held in a rabbi trust (which is offset by amounts included in other operating costs and expenses as the investment results are allocated to participants’ account balances); (ii) trading account activities; (iii) income (loss) from COLI equal to the difference between the return on these investments (representing the change in value of the underlying investments) and our overall portfolio yield; and (iv) other alternative strategies. COLI is utilized as an investment vehicle to fund Bankers Life’s

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ITEM 7 Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations

agent deferred compensation plan. For segment reporting, the Bankers Life segment is allocated a return on these investments equivalent to the yield on the Company’s overall portfolio, with any difference in the actual COLI return allocated to the Corporate operations segment. We recognized death benefits, net of cash surrender value, of $4.0 million related to the COLI in 2017. At December 31, 2018, our COLI assets had a carrying value of $171.7 million. Since this segment’s earnings reflect the changes in values of the underlying investments supporting the insurance contracts (including mutual funds investing in bonds, common stock and real estate) and any death benefits received, such income can be volatile.

Fee revenue and other income includes the fees our wholly-owned investment advisor earns for managing portfolios of commercial bank loans for investment trusts. These trusts are consolidated as VIEs in our consolidated financial statements, but the fees are reflected as revenues and the fee expense is reflected in the earnings attributable to VIEs. This fee revenue fluctuates consistent with the size of the loan portfolios.

Other operating costs and expenses include general corporate expenses, net of amounts charged to subsidiaries for services provided by the corporate operations. These amounts fluctuate as a result of expenses such as consulting and legal costs which often vary from period to period and were lower in 2018 as compared to 2017. The increase in such expenses in 2017, compared to 2016, is due to higher legal expenses primarily from matters related to the recapture of the long-term care business in September 2016.

Net realized investment losses often fluctuate each period. During 2018, net realized investment losses in this segment were $7.6 million and were comprised of: (i) a $4.3 million unfavorable change in the fair value of equity securities (none of which was recognized by the VIEs); and (ii) $3.3 million of net losses from the sales of investments (including $3.6 million of net losses recognized by the VIEs and $.3 million of net gains on other investment sales). During 2017, net realized investment losses in this segment were $3.0 million and were comprised of: (i) $3.8 million of net gains from the sales of investments (including $1.2 million of net gains recognized by the VIEs and $2.6 million of net gains on other investment sales); (ii) $4.3 million of losses on the dissolution of a VIE; and (iii) $2.5 million of writedowns of investments held by VIEs due to other-than-temporary declines in value. During 2016, net realized investment losses in this segment were $2.7 million and were comprised of: (i) $5.8 million of net gains from the sales of investments (including $11.9 million of net losses recognized by the VIEs and $17.7 million of net gains on other investment sales); (ii) $7.3 million of losses on the dissolution of a VIE; and (iii) $1.2 million of writedowns of investments held by VIEs due to other-than-temporary declines in value.

Earnings attributable to VIEs represent the earnings attributable to VIEs that we are required to consolidate, net of affiliated amounts. Such earnings are not indicative of, and are unrelated to, the Company’s underlying fundamentals.

Fair value changes and amendment related to agent deferred compensation plan relate to: (i) changes in the underlying actuarial assumptions used to value liabilities for our agent deferred compensation plan; and (ii) an amendment made to the plan in the third quarter of 2016. The agent deferred compensation plan was amended to: (i) freeze participation in the plan; (ii) freeze benefits accrued under the plan; and (iii) add a limited cashout feature. During the third quarter of 2016, we made lump sum settlement distributions to plan participants with account balances that were below a certain threshold consistent with the provision of the amended plan. We recognized a pre-tax gain of $6.3 million related to the settlement distributions in the third quarter of 2016.

Loss related to reinsurance transactions in 2018 resulted from ceding our legacy (prior to 2003) comprehensive and nursing home long-term care policies in September 2018 through 100% indemnity coinsurance. We recognized a pre-tax loss related to the reinsurance transaction of $704.2 million (net of realized gains on the transfer of assets related to the transaction of $363.4 million). The loss related to reinsurance transaction of $75.4 million in 2016 resulted from the termination of the reinsurance agreements with Beechwood Re Ltd. and recapture of the ceded business as further described in the note to the consolidated financial statements entitled “Summary of Significant Accounting Policies-Reinsurance”.

Net revenue pursuant to transition services agreement represents the difference between the fees we receive from Wilton Re and the overhead costs incurred to provide such services under the agreement in connection with the completion of a long-term care reinsurance transaction in September 2018.

CNO FINANCIAL GROUP, INC. - Form 10-K   71

PART II
ITEM 7 Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations

Premium Collections

In accordance with GAAP, insurance policy income in our consolidated statement of operations consists of premiums earned for traditional insurance policies that have life contingencies or morbidity features. For annuity and interest-sensitive life contracts, premiums collected are not reported as revenues, but as deposits to insurance liabilities. We recognize revenues for these products over time in the form of investment income and surrender or other charges.

Our insurance segments sell products through three primary distribution channels - career agents (our Bankers Life segment), direct marketing (our Colonial Penn segment) and independent producers (our Washington National segment). Our career agency force in the Bankers Life segment sells primarily Medicare supplement and long-term care insurance policies, life insurance and annuities. These agents visit the customer’s home, which permits one-on-one contact with potential policyholders and promotes strong personal relationships with existing policyholders. Our direct marketing distribution channel in the Colonial Penn segment is engaged primarily in the sale of graded benefit life and simplified issue life insurance policies which are sold directly to the policyholder. Our Washington National segment sells primarily supplemental health and life insurance. These products are marketed through PMA, a wholly-owned subsidiary that specializes in marketing and distributing health products, and through independent marketing organizations and insurance agencies, including worksite marketing.

Agents, insurance brokers and marketing companies who market our products and prospective purchasers of our products use the financial strength ratings of our insurance subsidiaries as an important factor in determining whether to market or purchase. Ratings have the most impact on our sales of supplemental health and life products to consumers at the worksite. The current financial strength ratings of our primary insurance subsidiaries from A.M. Best, Moody’s, Fitch and S&P are “A-”, “A3”, “BBB+” and “BBB+”, respectively. For a description of these ratings and additional information on our ratings, see “Consolidated Financial Condition - Financial Strength Ratings of our Insurance Subsidiaries.”

We set premium rates on our health insurance policies based on facts and circumstances known at the time we issue the policies using assumptions about numerous variables, including the actuarial probability of a policyholder incurring a claim, the probable size of the claim, and the interest rate earned on our investment of premiums. We also consider historical claims information, industry statistics, the rates of our competitors and other factors. If our actual claims experience is less favorable than we anticipated and we are unable to raise our premium rates, our financial results may be adversely affected. We generally cannot raise our health insurance premiums in any state until we obtain the approval of the state insurance regulator. We review the adequacy of our premium rates regularly and file for rate increases on our products when we believe such rates are too low. It is likely that we will not be able to obtain approval for all requested premium rate increases. If such requests are denied in one or more states, our net income may decrease. If such requests are approved, increased premium rates may reduce the volume of our new sales and may cause existing policyholders to lapse their policies. If the healthier policyholders allow their policies to lapse, this would reduce our premium income and profitability in the future.

Total premium collections were $3,785.1 million in 2018, up 2.6 percent from 2017, and $3,688.3 million in 2017, up 2.2 percent from 2016. First year collected premiums were $1,484.5 million in 2018, up 8.0 percent from 2017, and $1,374.1 million in 2017, up 2.2 percent from 2016. Total premiums collected are summarized as follows (dollars in millions):

	2018	2017	2016
First year:
Bankers Life	$1,361.1	$1,245.6	$1,211.8
Washington National	76.5	78.4	78.2
Colonial Penn	46.9	50.1	54.8
Total first year	1,484.5	1,374.1	1,344.8
Renewal:
Bankers Life	1,287.1	1,272.5	1,247.8
Washington National	616.3	595.0	581.1
Colonial Penn	251.4	241.5	225.4
Long-term care in run-off	145.8	205.2	211.5
Total renewal	2,300.6	2,314.2	2,265.8
TOTAL PREMIUMS COLLECTED	$3,785.1	$3,688.3	$3,610.6

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PART II
ITEM 7 Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations

Total premium collections by segment were as follows:

Bankers Life (dollars in millions)

	2018	2017	2016
Premiums collected by product:
Annuities:
Fixed index (first-year)	$1,112.0	$964.7	$868.1
Other fixed interest (first-year)	45.8	59.8	95.7
Other fixed interest (renewal)	5.4	6.1	6.2
Subtotal - other fixed interest annuities	51.2	65.9	101.9
Total annuities	1,163.2	1,030.6	970.0
Health:
Medicare supplement (first-year)	61.9	69.3	75.6
Medicare supplement (renewal)	672.4	670.1	663.7
Subtotal - Medicare supplement	734.3	739.4	739.3
Long-term care (first-year)	15.6	16.0	17.4
Long-term care (renewal)	239.5	241.0	244.4
Subtotal - long-term care	255.1	257.0	261.8
Supplemental health (first-year)	4.4	5.0	5.5
Supplemental health (renewal)	19.2	17.6	15.7
Subtotal – supplemental health	23.6	22.6	21.2
Other health (first-year)	.8	.8	.1
Other health (renewal)	5.2	5.3	6.1
Subtotal - other health	6.0	6.1	6.2
Total health	1,019.0	1,025.1	1,028.5
Life insurance:
Traditional (first-year)	71.6	82.6	78.8
Traditional (renewal)	223.6	217.3	207.3
Subtotal - traditional	295.2	299.9	286.1
Interest-sensitive (first-year)	49.0	47.4	70.6
Interest-sensitive (renewal)	121.8	115.1	104.4
Subtotal - interest-sensitive	170.8	162.5	175.0
Total life insurance	466.0	462.4	461.1
Collections on insurance products:
Total first-year premium collections on insurance products	1,361.1	1,245.6	1,211.8
Total renewal premium collections on insurance products	1,287.1	1,272.5	1,247.8
TOTAL COLLECTIONS ON INSURANCE PRODUCTS	$2,648.2	$2,518.1	$2,459.6

Annuities in this segment include fixed index and other fixed interest annuities sold to the senior market. Annuity collections in this segment increased 13 percent, to $1,163.2 million in 2018 and 6.2 percent, to $1,030.6 million, in 2017. The increase in premium collections from our fixed index products in 2018 and 2017 is primarily due to: (i) sales of annuity contracts with living benefits following the introduction of that product in the third quarter of 2016; and (ii) the general stock market performance which made these products attractive to certain customers. Premium collections from our other fixed interest products decreased in 2018 and 2017 due to lower sales of these products in the current low interest rate environment and consumer preference for fixed index products.

Health products include Medicare supplement, long-term care and other insurance products. Our profits on health policies depend on the overall level of sales, the length of time the business remains inforce, investment yields, claims experience and expense management.

Collected premiums on Medicare supplement policies in the Bankers Life segment were $734.3 million, $739.4 million and $739.3 million in 2018, 2017 and 2016, respectively. The decrease in collected premiums in 2018 reflects a decrease in new Medicare supplement policies sold. We have experienced a shift in the sale of Medicare supplement policies to the sale of Medicare Advantage policies. Medicare Advantage policies are sold through Bankers Life’s agency force for other providers in exchange for fee income. Bankers Life sold 33,800 Medicare supplement policies in 2018, a decrease of 13 percent compared to 2017 and 33,400 third party Medicare Advantage policies were sold in 2018, an increase of 33 percent compared to 2017.

Premiums collected on Bankers Life’s long-term care policies decreased .7 percent, to $255.1 million in 2018 and 1.8 percent, to $257.0 million in 2017.

Life products in this segment include traditional and interest-sensitive life products. Life premiums collected in this segment increased .8 percent, to $466.0 million, in 2018 and .3 percent, to $462.4 million, in 2017. Collected premiums in 2018 were slightly higher than 2017, reflecting stable persistency; partially offset by lower first-year premiums.

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PART II
ITEM 7 Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations

Washington National (dollars in millions)

	2018	2017	2016
Premiums collected by product:
Health:
Medicare supplement (renewal)	$46.3	$51.6	$61.0
Supplemental health (first-year)	70.2	73.2	72.2
Supplemental health (renewal)	541.1	515.9	493.3
Subtotal - supplemental health	611.3	589.1	565.5
Other health (first-year)	.2	.3	.2
Other health (renewal)	1.5	1.5	1.7
Subtotal - other health	1.7	1.8	1.9
Total health	659.3	642.5	628.4
Life insurance:
Traditional (first-year)	.6	.7	.9
Traditional (renewal)	9.5	10.2	10.5
Subtotal - traditional	10.1	10.9	11.4
Interest-sensitive (first-year)	5.4	4.2	4.7
Interest-sensitive (renewal)	16.7	14.9	13.3
Subtotal - interest-sensitive	22.1	19.1	18.0
Total life insurance	32.2	30.0	29.4
Annuities:
Fixed index (first-year)	.1	—	.2
Fixed index (renewal)	1.0	.6	1.0
Subtotal - fixed index annuities	1.1	.6	1.2
Other fixed interest (renewal)	.2	.3	.3
Total annuities	1.3	.9	1.5
Collections on insurance products:
Total first-year premium collections on insurance products	76.5	78.4	78.2
Total renewal premium collections on insurance products	616.3	595.0	581.1
TOTAL COLLECTIONS ON INSURANCE PRODUCTS	$692.8	$673.4	$659.3

Health products in the Washington National segment include Medicare supplement, supplemental health and other insurance products. Our profits on health policies depend on the overall level of sales, the length of time the business remains inforce, investment yields, claim experience and expense management.

Collected premiums on Medicare supplement policies in the Washington National segment decreased 10 percent, to $46.3 million, in 2018 and 15 percent, to $51.6 million, in 2017 due to the run-off of this block of business.

Premiums collected on supplemental health products (including specified disease, accident and hospital indemnity insurance products) increased 3.8 percent, to $611.3 million, in 2018 and 4.2 percent, to $589.1 million, in 2017. Such increases are due to new sales in recent periods and persistency.

Life premiums collected in the Washington National segment increased 7.3 percent, to $32.2 million, in 2018 and 2.0 percent, to $30.0 million, in 2017.

Annuities in this segment include fixed index and other fixed interest annuities. We are no longer actively pursuing sales of annuity products in this segment.

74   CNO FINANCIAL GROUP, INC. - Form 10-K

PART II
ITEM 7 Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations

Colonial Penn (dollars in millions)

	2018	2017	2016
Premiums collected by product:
Life insurance:
Traditional (first-year)	$46.9	$50.1	$54.8
Traditional (renewal)	249.5	239.3	222.7
Subtotal - traditional	296.4	289.4	277.5
Interest-sensitive (all renewal)	.2	.2	.3
Total life insurance	296.6	289.6	277.8
Health (all renewal):
Medicare supplement	1.5	1.9	2.3
Other health	.2	.1	.1
Total health	1.7	2.0	2.4
Collections on insurance products:
Total first-year premium collections on insurance products	46.9	50.1	54.8
Total renewal premium collections on insurance products	251.4	241.5	225.4
TOTAL COLLECTIONS ON INSURANCE PRODUCTS	$298.3	$291.6	$280.2

Life products in this segment are sold primarily to the senior market. Life premiums collected in this segment increased 2.4  percent, to $296.6 million, in 2018 and 4.2 percent, to $289.6  million, in 2017. Premiums collected reflect both recent sales activity and steady persistency.

Health products include Medicare supplement and other insurance  products. Our profits on health policies depend on the overall level of sales, the length of time the business remains inforce, investment yields, claims experience and expense management. We do not currently market these products through this segment.

Long-term care in run-off (dollars in millions)

	2018	2017	2016
Premiums collected by product:
Health:
Long-term care (renewal)	$145.8	$205.2	$211.5

The Long-term care in run-off segment only includes the premiums collected from: (i) the long-term care business that was recaptured due to the termination of certain reinsurance agreements effective September 30, 2016 (such business is not actively marketed and was issued or acquired by Washington National and BCLIC); and (ii) certain legacy (prior to 2003) comprehensive and nursing home long-term care policies which were ceded in September 2018 (such business was not actively marketed and was issued by Bankers Life). Such collected premiums have decreased in 2018 as the legacy long-term care business was ceded under a 100% indemnity coinsurance agreement in September 2018.

Investments

Our investment strategy is to: (i) provide largely stable investment income from a diversified high quality fixed income portfolio; (ii) mitigate the effect of changing interest rates through active asset/liability management; (iii) provide liquidity to meet our cash obligations to policyholders and others; and (iv) maximize total return through active strategic asset allocation and investment management. Consistent with this strategy, investments in fixed maturity securities and mortgage loans made up 87 percent of our $23.0 billion investment portfolio at December 31, 2018. The remainder of the invested assets was trading securities, investments held by VIEs, various types of alternative investments, equity securities, policy loans and other invested assets.

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PART II
ITEM 7 Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations

The following table summarizes the composition of our investment portfolio as of December 31, 2018 (dollars in millions):

	Carrying value	Percent of total investments
Fixed maturities, available for sale	$18,447.7	80%
Equity securities	291.0	1
Mortgage loans	1,602.1	7
Policy loans	119.7	1
Trading securities	233.1	1
Investments held by variable interest entities	1,468.4	6
Company-owned life insurance	171.7	1
Other invested assets	661.7	3
TOTAL INVESTMENTS	$22,995.4	100%

Insurance statutes regulate the types of investments that our insurance subsidiaries are permitted to make and limit the amount of funds that may be used for any one type of investment. In addition, we have internal management compliance limits on various exposures and activities which are typically more restrictive than insurance statutes. In light of these statutes and regulations and our business and investment strategy, we generally seek to invest in United States government and government-agency securities and corporate securities rated investment grade by established nationally recognized rating organizations or in securities of comparable investment quality, if not rated.

The following table summarizes the carrying values and gross unrealized losses of our fixed maturity securities, available for sale, by category as of December 31, 2018 (dollars in millions):

	Carrying value	Percent of fixed maturities	Gross unrealized losses	Percent of gross unrealized losses
Asset-backed securities	$2,674.8	14.5%	$7.6	1.8%
States and political subdivisions	1,867.8	10.1	2.6	.6
Commercial mortgage-backed securities	1,518.0	8.2	21.7	5.1
Utilities	1,165.1	6.3	16.8	4.0
Insurance	1,149.5	6.2	21.0	5.0
Banks	1,146.3	6.2	44.0	10.4
Healthcare/pharmaceuticals	1,065.1	5.8	39.0	9.2
Energy	864.4	4.7	41.0	9.7
Food/beverage	804.6	4.4	39.9	9.4
Collateralized mortgage obligations	625.4	3.4	4.1	1.0
Real estate/REITs	526.5	2.8	8.0	1.9
Transportation	442.0	2.4	8.7	2.1
Cable/media	441.4	2.4	20.5	4.8
Brokerage	437.4	2.4	21.0	4.9
Capital goods	391.7	2.1	5.5	1.3
Chemicals	383.6	2.1	14.9	3.5
Technology	368.5	2.0	16.0	3.8
Telecom	351.5	1.9	8.5	2.0
Collateralized debt obligations	322.8	1.8	15.2	3.6
Aerospace/defense	239.8	1.3	3.2	.7
U.S. Treasury and Obligations	174.8	.9	.2	.1
Autos	154.7	.9	10.1	2.4
Building materials	150.3	.8	16.4	3.9
Other	1,181.7	6.4	37.4	8.8
TOTAL FIXED MATURITIES, AVAILABLE FOR SALE	$18,447.7	100.0%	$423.3	100.0%

76    CNO FINANCIAL GROUP, INC. - Form 10-K

PART II
ITEM 7 Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations

The following table summarizes the gross unrealized losses of our fixed maturity securities, available for sale, by category and ratings category as of December 31, 2018 (dollars in millions):

	Investment grade		Below-investment grade		Total gross unrealized losses
	AAA/AA/A	BBB	BB	B+ and below
Banks	$6.1	$37.9	$—	$—	$44.0
Energy	1.6	29.5	4.9	5.0	41.0
Food/beverage	.3	37.2	1.5	.9	39.9
Healthcare/pharmaceuticals	1.8	33.5	1.6	2.1	39.0
Commercial mortgage-backed securities	18.5	1.9	1.3	—	21.7
Insurance	2.3	18.0	.8	—	21.1
Brokerage	3.3	17.2	.3	.2	21.0
Cable/media	.3	13.8	3.5	2.9	20.5
Utilities	6.2	9.4	.5	.7	16.8
Building materials	—	14.2	2.3	—	16.5
Technology	.6	11.1	3.8	.5	16.0
Collateralized debt obligations	6.1	7.4	1.7	—	15.2
Chemicals	.2	13.2	1.5	—	14.9
Autos	1.9	5.9	1.8	.5	10.1
Transportation	1.1	7.6	.1	—	8.8
Telecom	—	7.9	.3	.2	8.4
Real estate/REITs	.1	7.1	.4	.4	8.0
Asset-backed securities	4.2	2.5	.3	.6	7.6
Retail	—	6.1	—	1.3	7.4
Paper	—	5.3	.6	—	5.9
Capital goods	.4	4.0	.6	.4	5.4
Consumer products	—	4.0	.1	1.2	5.3
Collateralized mortgage obligations	3.9	—	—	.2	4.1
Metals and mining	—	1.9	1.6	—	3.5
Aerospace/defense	—	2.6	—	.5	3.1
Entertainment/hotels	—	1.1	.5	1.4	3.0
States and political subdivisions	1.3	1.3	—	—	2.6
Debt securities issued by foreign governments	.5	1.2	—	—	1.7
Business services	—	.2	1.1	.3	1.6
Packaging	—	—	.4	.8	1.2
Gaming	—	.1	.7	.4	1.2
Textiles	—	—	.4	—	.4
United States Treasury securities and obligations of United States government corporations and agencies	.2	—	—	—	.2
Other	2.7	1.5	—	2.0	6.2
TOTAL FIXED MATURITIES, AVAILABLE FOR SALE	$63.6	$304.6	$32.6	$22.5	$423.3

Our investment strategy is to maximize, over a sustained period and within acceptable parameters of quality and risk, investment income and total investment return through active strategic asset allocation and investment management. Accordingly, we may sell securities at a gain or a loss to enhance the projected total return of the portfolio as market opportunities change, to reflect changing perceptions of risk, or to better match certain characteristics of our investment portfolio with the corresponding characteristics of our insurance liabilities.

Our fixed maturity securities consist predominantly of publicly traded securities. We classify securities issued in the Rule 144A market as publicly traded. Securities not publicly traded comprise approximately 7 percent of our total fixed maturity securities portfolio.

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PART II
ITEM 7 Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations

Fair Value of Investments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and, therefore, represents an exit price, not an entry price. We carry certain assets and liabilities at fair value on a recurring basis, including fixed maturities, equity securities, trading securities, investments held by VIEs, derivatives, separate account assets and embedded derivatives. We carry our COLI, which is invested in a series of mutual funds, at its cash surrender value which approximates fair value. In addition, we disclose fair value for certain financial instruments, including mortgage loans, policy loans, cash and cash equivalents, insurance liabilities for interest-sensitive products, investment borrowings, notes payable and borrowings related to VIEs.

The degree of judgment utilized in measuring the fair value of financial instruments is largely dependent on the level to which pricing is based on observable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our view of market assumptions in the absence of observable market information. Financial instruments with readily available active quoted prices would be considered to have fair values based on the highest level of observable inputs, and little judgment would be utilized in measuring fair value. Financial instruments that rarely trade would often have fair value based on a lower level of observable inputs, and more judgment would be utilized in measuring fair value.

Valuation Hierarchy

There is a three-level hierarchy for valuing assets or liabilities at fair value based on whether inputs are observable or unobservable.

●	Level 1 – includes assets and liabilities valued using inputs that are unadjusted quoted prices in active markets for identical assets or liabilities. Our Level 1 assets primarily include cash and cash equivalents and exchange-traded securities.

●	Level 2 – includes assets and liabilities valued using inputs that are quoted prices for similar assets in an active market, quoted prices for identical or similar assets in a market that is not active, observable inputs, or observable inputs that can be corroborated by market data. Level 2 assets and liabilities include those financial instruments that are valued by independent pricing services using models or other valuation methodologies. These models consider various inputs such as credit rating, maturity, corporate credit spreads, reported trades and other inputs that are observable or derived from observable information in the marketplace or are supported by transactions executed in the marketplace. Financial assets in this category primarily include: certain publicly registered and privately placed corporate fixed maturity securities; certain government or agency securities; certain mortgage and asset-backed securities; certain equity securities; most investments held by our consolidated VIEs; certain mutual fund investments; most short-term investments; and non-exchange-traded derivatives such as call options. Financial liabilities in this category include investment borrowings, notes payable and borrowings related to VIEs.

●	Level 3 – includes assets and liabilities valued using unobservable inputs that are used in model-based valuations that contain management assumptions. Level 3 assets and liabilities include those financial instruments whose fair value is estimated based on broker/dealer quotes, pricing services or internally developed models or methodologies utilizing significant inputs not based on, or corroborated by, readily available market information. Financial assets in this category include certain corporate securities (primarily certain below-investment grade privately placed securities), certain structured securities, mortgage loans, and other less liquid securities. Financial liabilities in this category include our insurance liabilities for interest-sensitive products, which includes embedded derivatives (including embedded derivatives related to our fixed index annuity products and to a modified coinsurance arrangement) since their values include significant unobservable inputs including actuarial assumptions.

At each reporting date, we classify assets and liabilities into the three input levels based on the lowest level of input that is significant to the measurement of fair value for each asset and liability reported at fair value. This classification is impacted by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established, the characteristics specific to the transaction and overall market conditions. Our assessment of the significance of a particular input to the fair value measurement and the ultimate classification of each asset and liability requires judgment and is subject to change from period to period based on the observability of the valuation inputs. Any transfers between levels are reported as having occurred at the beginning of the period. There were no transfers between Level 1 and Level 2 in both 2018 and 2017.

The vast majority of our fixed maturity and equity securities, including those held in trading portfolios and those held by consolidated VIEs, short-term and separate account assets use Level 2 inputs for the determination of fair value. These fair values are obtained primarily from independent pricing services, which use Level 2 inputs for the determination of fair value. Our Level 2 assets are valued as follows:

●

Fixed maturities available for sale, equity securities and trading securities

Corporate securities are generally priced using market and income approaches. Inputs generally consist of trades of identical or similar securities, quoted prices in inactive markets, issuer rating, benchmark yields, maturity, and credit spreads.

U.S. Treasuries and obligations of U.S. Government corporations and agencies are generally priced using the market approach. Inputs generally consist of trades of identical or similar securities, quoted prices in inactive markets and maturity.

States and political subdivisions are generally priced using the market approach. Inputs generally consist of trades of identical or similar securities, quoted prices in inactive markets, new issuances and credit spreads.

Asset-backed securities, collateralized debt obligations, commercial mortgage-backed securities, mortgage pass-through securities and collateralized mortgage obligations are generally priced using market and income approaches. Inputs generally consist of quoted prices in inactive markets, spreads on actively traded securities, expected prepayments, expected default rates, expected recovery rates, and issue specific information including, but not limited to, collateral type, seniority and vintage.

78    CNO FINANCIAL GROUP, INC. - Form 10-K

PART II
ITEM 7 Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations

Equity securities (primarily comprised of non-redeemable preferred stock) are generally priced using the market approach. Inputs generally consist of trades of identical or similar securities, quoted prices in inactive markets, issuer rating, benchmark yields, maturity, and credit spreads.

●

Investments held by VIEs

Corporate securities are generally priced using market and income approaches using pricing vendors. Inputs generally consist of issuer rating, benchmark yields, maturity, and credit spreads.

●

Other invested assets - derivatives

The fair value measurements for derivative instruments, including embedded derivatives requiring bifurcation, are determined based on the consideration of several inputs including closing exchange or over-the-counter market price quotes; time value and volatility factors underlying options; market interest rates; and non-performance risk.

Third-party pricing services normally derive security prices through recently reported trades for identical or similar securities making adjustments through the reporting date based upon available market observable information. If there are no recently reported trades, the third party pricing services may use matrix or model processes to develop a security price where future cash flow expectations are discounted at an estimated risk-adjusted market rate. The number of prices obtained for a given security is dependent on the Company’s analysis of such prices as further described below.

As the Company is responsible for the determination of fair value, we have control processes designed to ensure that the fair values received from third-party pricing sources are reasonable and the valuation techniques and assumptions used appear reasonable and consistent with prevailing market conditions. Additionally, when inputs are provided by third-party pricing sources, we have controls in place to review those inputs for reasonableness. As part of these controls, we perform monthly quantitative and qualitative analysis on the prices received from third parties to determine whether the prices are reasonable estimates of fair value. The Company’s analysis includes: (i) a review of the methodology used by third-party pricing services; (ii) where available, a comparison of multiple pricing services’ valuations for the same security; (iii) a review of month to month price fluctuations; (iv) a review to ensure valuations are not unreasonably dated; and (v) back testing to compare actual purchase and sale transactions with valuations received from third parties. As a result of such procedures, the Company may conclude a particular price received from a third party is not reflective of current market conditions. In those instances, we may request additional pricing quotes or apply internally developed valuations. However, the number of such instances is insignificant and the aggregate change in value of such investments is not materially different from the original prices received.

The categorization of the fair value measurements of our investments priced by independent pricing services was based upon the Company’s judgment of the inputs or methodologies used by the independent pricing services to value different asset classes. Such inputs typically include: benchmark yields, reported trades, broker dealer quotes, issuer spreads, benchmark securities, bids, offers and other relevant data. The Company categorizes such fair value measurements based upon asset classes and the underlying observable or unobservable inputs used to value such investments.

For securities that are not priced by pricing services and may not be reliably priced using pricing models, we obtain broker quotes. These broker quotes are non-binding and represent an exit price, but assumptions used to establish the fair value may not be observable and therefore represent Level 3 inputs. Approximately 35 percent of our Level 3 fixed maturity securities were valued using unadjusted broker quotes or broker-provided valuation inputs. The remaining Level 3 fixed maturity investments do not have readily determinable market prices and/or observable inputs. For these securities, we use internally developed valuations. Key assumptions used to determine fair value for these securities may include risk premiums, projected performance of underlying collateral and other factors involving significant assumptions which may not be reflective of an active market. For certain investments, we use a matrix or model process to develop a security price where future cash flow expectations are discounted at an estimated market rate. The pricing matrix incorporates term interest rates as well as a spread level based on the issuer’s credit rating, other factors relating to the issuer, and the security’s maturity. In some instances issuer-specific spread adjustments, which can be positive or negative, are made based upon internal analysis of security specifics such as liquidity, deal size, and time to maturity.

For certain embedded derivatives, we use actuarial assumptions in the determination of fair value which we consider to be Level 3 inputs.

CNO FINANCIAL GROUP, INC. - Form 10-K    79

PART II
ITEM 7 Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations

The categorization of fair value measurements, by input level, for our financial instruments carried at fair value on a recurring basis at December 31, 2018 is as follows (dollars in millions):

Quoted prices in active markets for identical assets or liabilities (Level 1)		Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
ASSETS:
Fixed maturities, available for sale:
Corporate securities	$—	$11,044.4	$158.6	$11,203.0

United States Treasury securities and obligations of United States government corporations and agencies	—	174.8	—	174.8
States and political subdivisions	—	1,867.8	—	1,867.8
Debt securities issued by foreign governments	—	58.5	1.0	59.5
Asset-backed securities	—	2,662.8	12.0	2,674.8
Collateralized debt obligations	—	322.8	—	322.8
Commercial mortgage-backed securities	—	1,518.0	—	1,518.0
Mortgage pass-through securities	—	1.6	—	1.6
Collateralized mortgage obligations	—	625.4	—	625.4
Total fixed maturities, available for sale	—	18,276.1	171.6	18,447.7
Equity securities - corporate securities	181.1	100.4	9.5	291.0
Trading securities:
Asset-backed securities	—	86.5	—	86.5
Commercial mortgage-backed securities	—	93.6	—	93.6
Collateralized mortgage obligations	—	53.0	—	53.0
Total trading securities	—	233.1	—	233.1
Investments held by variable interest entities - corporate securities	—	1,468.4	—	1,468.4
Other invested assets - derivatives	—	26.6	—	26.6
Assets held in separate accounts	—	4.4	—	4.4
TOTAL ASSETS CARRIED AT FAIR VALUE BY CATEGORY	$181.1	$20,109.0	$181.1	$20,471.2
LIABILITIES:
Future policy benefits - embedded derivatives associated with fixed index annuity products	$—	$—	$1,289.0	$1,289.0

80   CNO FINANCIAL GROUP, INC. - Form 10-K

PART II
ITEM 7 Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations

The following table presents additional information about assets and liabilities measured at fair value on a recurring basis and for which we have utilized significant unobservable (Level 3) inputs to determine fair value for the year ended December 31, 2018 (dollars in millions):

	December 31, 2018
	Beginning balance as of December 31, 2017	Purchases, sales, issuances and settlements, net(b)	Total realized and unrealized gains (losses) included in net income	Total realized and unrealized gains (losses) included in accumulated other comprehensive income (loss)	Transfers into Level 3(a)	Transfers out of Level 3(a)	Ending balance as of December 31, 2018	Amount of total gains (losses) for the year ended December 31, 2018 included in our net income relating to assets and liabilities still held as of the reporting date
ASSETS:
Fixed maturities, available for sale:
Corporate securities	$230.4	$(24.6)	$.2	$(5.3)	$12.7	$(54.8)	$158.6	$(.5)
Debt securities issued by foreign governments	3.9	(2.9)	(.1)	.1	—	—	1.0	—
Asset-backed securities	24.2	(11.5)	—	(.7)	—	—	12.0	—
Total fixed maturities, available for sale	258.5	(39.0)	.1	(5.9)	12.7	(54.8)	171.6	(.5)
Equity securities - corporate securities	21.2	(10.9)	(.8)	—	—	—	9.5	—
Investments held by variable interest entities - corporate securities	4.9	—	—	—	—	(4.9)	—	—
LIABILITIES:
Future policy benefits - embedded derivatives associated with fixed index annuity products	(1,334.8)	(62.0)	107.8	—	—	—	(1,289.0)	107.8
(a)

Transfers into Level 3 are the result of unobservable inputs utilized within valuation methodologies for assets that were previously valued using observable inputs. Transfers out of Level 3 are due to the use of observable inputs in valuation methodologies as well as the utilization of pricing service information for certain assets that the Company is able to validate.

(b)

Purchases, sales, issuances and settlements, net, represent the activity that occurred during the period that results in a change of the asset or liability but does not represent changes in fair value for the instruments held at the beginning of the period. Such activity primarily consists of purchases and sales of fixed maturity and equity securities and changes to embedded derivative instruments related to insurance products resulting from the issuance of new contracts, or changes to existing contracts. The following summarizes such activity for the year ended December 31, 2018 (dollars in millions):

CNO FINANCIAL GROUP, INC. - Form 10-K   81

PART II
ITEM 7 Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations

	Purchases	Sales	Issuances	Settlements	Purchases, sales, issuances and settlements, net
ASSETS:
Fixed maturities, available for sale:
Corporate securities	$32.4	$(57.0)	$—	$—	$(24.6)
Debt securities issued by foreign governments	3.0	(5.9)	—	—	(2.9)
Asset-backed securities	—	(11.5)	—	—	(11.5)
Total fixed maturities, available for sale	35.4	(74.4)	—	—	(39.0)
Equity securities - corporate securities	—	(10.9)	—	—	(10.9)
LIABILITIES:
Future policy benefits - embedded derivatives associated with fixed index annuity products	(177.6)	16.5	16.7	82.4	(62.0)

At December 31, 2018, 53 percent of our Level 3 fixed maturities, available for sale, were investment grade and 92 percent of our Level 3 fixed maturities, available for sale, consisted of corporate securities.

Realized and unrealized investment gains and losses presented in the preceding tables represent gains and losses during the time the applicable financial instruments were classified as Level 3.

Realized and unrealized gains (losses) on Level 3 assets are primarily reported in either net investment income for policyholder and other special-purpose portfolios, net realized investment gains (losses) or insurance policy benefits within the consolidated statement of operations or accumulated other comprehensive income within shareholders’ equity based on the appropriate accounting treatment for the instrument.

The amount presented for gains (losses) included in our net loss for assets and liabilities still held as of the reporting date primarily represents impairments for fixed maturities, available for sale, changes in fair value of trading securities and certain derivatives and changes in fair value of embedded derivative instruments included in liabilities for insurance products that exist as of the reporting date.

Investment ratings are assigned the second lowest rating by Nationally Recognized Statistical Rating Organizations (Moody’s, S&P or Fitch), or if not rated by such firms, the rating assigned by the NAIC. NAIC designations of “1” or “2” include fixed maturities generally rated investment grade (rated “Baa3” or higher by Moody’s or rated “BBB-” or higher by S&P and Fitch). NAIC designations of “3” through “6” are referred to as below-investment grade (which generally are rated “Ba1” or lower by Moody’s or rated “BB+” or lower by S&P and Fitch). References to investment grade or below-investment grade throughout our consolidated financial statements are determined as described above. The following table sets forth fixed maturity investments at December 31, 2018, classified by ratings (dollars in millions):

		Estimated fair value
Investment rating	Amortized cost	Amount	Percent of fixed maturities
AAA	$1,403.9	$1,415.0	8%
AA	1,609.4	1,704.1	9
A	4,248.8	4,473.8	24
BBB+	2,457.7	2,486.8	13
BBB	3,543.5	3,503.9	19
BBB-	2,614.4	2,545.9	14
Investment grade	15,877.7	16,129.5	87
BB+	186.2	178.3	1
BB	289.9	282.1	2
BB-	349.2	337.4	2
B+ and below	1,404.8	1,520.4	8
Below-investment grade	2,230.1	2,318.2	13
TOTAL FIXED MATURITY SECURITIES	$18,107.8	$18,447.7	100%

82   CNO FINANCIAL GROUP, INC. - Form 10-K

PART II
ITEM 7 Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations

The following table summarizes investment yields earned over the past three years on the general account invested assets of our insurance subsidiaries. General account investments exclude the value of options.

(Dollars in millions)	2018	2017	2016
Weighted average general account invested assets at amortized cost	$23,668.0	$23,819.5	$22,539.5
Net investment income on general account invested assets	1,282.8	1,290.3	1,219.3
Yield earned	5.42%	5.42%	5.41%

Although investment income is a significant component of total revenues, the profitability of certain of our insurance products is evaluated primarily by the spreads between the interest rates we earn and the rates we credit or accrue to our insurance liabilities. At December 31, 2018, the average yield, computed on the cost basis of our fixed maturity portfolio, was 5.1 percent, and the average interest rate credited or accruing to our total insurance liabilities (excluding interest rate bonuses for the first policy year only and excluding the effect of credited rates attributable to variable or fixed index products) was 4.6 percent.

Fixed Maturities, Available for Sale

Our fixed maturity portfolio at December 31, 2018, included primarily debt securities of the United States government, various corporations, and structured securities. Asset-backed securities, collateralized debt obligations, commercial mortgage-backed securities, mortgage pass-through securities and collateralized mortgage obligations are collectively referred to as “structured securities”.

At December 31, 2018, our fixed maturity portfolio had $763.2 million of unrealized gains and $423.3 million of unrealized losses, for a net unrealized gain of $339.9 million. Estimated fair values of fixed maturity investments were determined based on estimates from: (i) nationally recognized pricing services (94 percent of the portfolio); and (ii) internally developed methods (6 percent of the portfolio).

At December 31, 2018, approximately 10 percent of our invested assets (13 percent of fixed maturity investments) were fixed maturities rated below-investment grade. Our level of investments in below-investment grade fixed maturities could change based on market conditions or changes in our management policies. Below-investment grade corporate debt securities typically have different characteristics than investment grade corporate debt securities. Based on historical performance, probability of default by the borrower is significantly greater for below-investment grade securities and in many cases severity of loss is relatively greater as such securities are generally unsecured and often subordinated to other indebtedness of the issuer. Also, issuers of below-investment grade corporate debt securities frequently have higher levels of debt relative to investment-grade issuers, hence, all other things being equal, are more sensitive to adverse economic conditions. The Company attempts to reduce the overall risk related to its investment in below-investment grade securities, as in all investments, through careful credit analysis, strict investment policy guidelines, and diversification by issuer and/or guarantor and by industry. At December 31, 2018, our below-investment grade fixed maturity investments had an amortized cost of $2,230.1 million and an estimated fair value of $2,318.2 million.

We continually evaluate the creditworthiness of each issuer whose securities we hold. We pay special attention to large investments, investments which have significant risk characteristics and to those securities whose fair values have declined materially for reasons other than changes in general market conditions. We evaluate the realizable value of the investment, the specific condition of the issuer and the issuer’s ability to comply with the material terms of the security. We review the recent operational results and financial position of the issuer, information about its industry, information about factors affecting the issuer’s performance and other information. 40|86 Advisors employs experienced securities analysts in a broad variety of specialty areas who compile and review such data. If evidence does not exist to support a realizable value equal to or greater than the amortized cost of the investment, and such decline in fair value is determined to be other than temporary, we reduce the amortized cost to its fair value, which becomes the new cost basis. We report the amount of the reduction as a realized loss. We recognize any recovery of such reductions as investment income over the remaining life of the investment (but only to the extent our current valuations indicate such amounts will ultimately be collected), or upon the repayment of the investment. During 2018, we recognized net realized investment gains of $352.1 million, which were comprised of: (i) $40.1 million of net gains from the sales of investments; (ii) $363.4 million of gains on the transfer of assets (substantially all of which were fixed maturities) related to reinsurance transaction; (iii) $38.2 million of losses related to equity securities, including the change in fair value; (iv) the decrease in fair value of certain fixed maturity investments with embedded derivatives of $5.5 million; (v) the decrease in fair value of embedded derivatives related to a modified coinsurance agreement of $5.1 million; and (vi) $2.6 million of writedowns of investments for other than temporary declines in fair value recognized through net income.

Our investment portfolio is subject to the risk of declines in realizable value. However, we attempt to mitigate this risk through the diversification and active management of our portfolio.

Our investment strategy is to maximize, over a sustained period and within acceptable parameters of quality and risk, investment income and total investment return through active strategic asset allocation and investment management. Accordingly, we may sell securities at a gain or a loss to enhance the projected total return of the portfolio as market opportunities change, to reflect changing perceptions of risk, or to better match certain characteristics of our investment portfolio with the corresponding characteristics of our insurance liabilities.

As of December 31, 2018, we had $12.6 million of investments in substantive default (i.e., in default due to nonpayment of interest or principal). There were no other investments about which we had serious doubts as to the recoverability of the carrying value of the investment.

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ITEM 7 Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations

When a security defaults or securities (other than structured securities) are other-than-temporarily impaired, our policy is to discontinue the accrual of interest and eliminate all previous interest accruals, if we determine that such amounts will not be ultimately realized in full.

At December 31, 2018, fixed maturity investments included structured securities with an estimated fair value of $5.1 billion (or 28 percent of all fixed maturity securities). The yield characteristics of structured securities generally differ in some respects from those of traditional corporate fixed-income securities or government securities. For example, interest and principal payments on structured securities may occur more frequently, often monthly. In many instances, we are subject to variability in the amount and timing of principal and interest payments. For example, in many cases, partial prepayments may occur at the option of the issuer and prepayment rates are influenced by a number of factors that cannot be predicted with certainty, including: the relative sensitivity of prepayments on the underlying assets backing the security to changes in interest rates and asset values; the availability of alternative financing; a variety of economic, geographic and other factors; the timing, pace and proceeds of liquidations of defaulted collateral; and various security-specific structural considerations (for example, the repayment priority of a given security in a securitization structure). In addition, the total amount of payments for non-agency structured securities may be affected by changes to cumulative default rates or loss severities of the related collateral.

Historically, the rate of prepayments on structured securities has tended to increase when prevailing interest rates have declined significantly in absolute terms and also relative to the interest rates on the underlying collateral. The yields recognized on structured securities purchased at a discount to par will generally increase (relative to the stated rate) when the underlying collateral prepays faster than expected. The yields recognized on structured securities purchased at a premium will decrease (relative to the stated rate) when the underlying collateral prepays faster than expected. When interest rates decline, the proceeds from prepayments may be reinvested at lower rates than we were earning on the prepaid securities. When interest rates increase, prepayments may decrease below expected levels. When this occurs, the average maturity and duration of structured securities increases, decreasing the yield on structured securities purchased at discounts and increasing the yield on those purchased at a premium because of a decrease in the annual amortization of premium.

For structured securities included in fixed maturities, available for sale, that were purchased at a discount or premium, we recognize investment income using an effective yield based on anticipated future prepayments and the estimated final maturity of the securities. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. For credit sensitive mortgage-backed and asset-backed securities, and for securities that can be prepaid or settled in a way that we would not recover substantially all of our investment, the effective yield is recalculated on a prospective basis. Under this method, the amortized cost basis in the security is not immediately adjusted and a new yield is applied prospectively. For all other structured and asset-backed securities, the effective yield is recalculated when changes in assumptions are made, and reflected in our income on a retrospective basis. Under this method, the amortized cost basis of the investment in the securities is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the securities. Such adjustments were not significant in 2018.

The following table sets forth the par value, amortized cost and estimated fair value of structured securities, summarized by interest rates on the underlying collateral, at December 31, 2018 (dollars in millions):

	Par value	Amortized cost	Estimated fair value
Below 4 percent	$1,826.2	$1,688.5	$1,731.4
4 percent – 5 percent	1,868.9	1,764.6	1,812.5
5 percent – 6 percent	1,160.0	1,080.4	1,121.0
6 percent – 7 percent	178.5	167.1	173.8
7 percent – 8 percent	69.9	70.5	74.2
8 percent and above	229.1	229.2	229.7
TOTAL STRUCTURED SECURITIES	$5,332.6	$5,000.3	$5,142.6

The amortized cost and estimated fair value of structured securities at December 31, 2018, summarized by type of security, were as follows (dollars in millions):

		Estimated fair value
Type	Amortized cost	Amount	Percent of fixed maturities
Pass-throughs, sequential and equivalent securities	$514.3	$546.3	3.0%
Planned amortization classes, target amortization classes and accretion-directed bonds	64.4	72.0	.4
Commercial mortgage-backed securities	1,522.9	1,518.0	8.2
Asset-backed securities	2,552.1	2,674.8	14.5
Collateralized debt obligations	338.0	322.8	1.8
Other	8.6	8.7	—
TOTAL STRUCTURED SECURITIES	$5,000.3	$5,142.6	27.9%

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ITEM 7 Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations

Pass-throughs, sequentials and equivalent securities have unique prepayment variability characteristics. Pass-through securities typically return principal to the holders based on cash payments from the underlying mortgage obligations. Sequential securities return principal to tranche holders in a detailed hierarchy. Planned amortization classes, targeted amortization classes and accretion-directed bonds adhere to fixed schedules of principal payments as long as the underlying mortgage loans experience prepayments within certain estimated ranges. In most circumstances, changes in prepayment rates are first absorbed by support or companion classes insulating the timing of receipt of cash flows from the consequences of both faster prepayments (average life shortening) and slower prepayments (average life extension).

Commercial mortgage-backed securities are secured by commercial real estate mortgages, generally income producing properties that are managed for profit. Property types include multi-family dwellings including apartments, retail centers, hotels, restaurants, hospitals, nursing homes, warehouses, and office buildings. While most commercial mortgage-backed securities have call protection features whereby underlying borrowers may not prepay their mortgages for stated periods of time without incurring prepayment penalties, recoveries on defaulted collateral may result in involuntary prepayments.

During 2018, we sold $1,295.8 million of fixed maturity investments which resulted in gross investment losses (before income taxes) of $65.8 million. Securities are generally sold at a loss following unforeseen issue-specific events or conditions or shifts in perceived relative values. These reasons include but are not limited to: (i) changes in the investment environment; (ii) expectation that the market value could deteriorate; (iii) our desire to reduce our exposure to an asset class, an issuer or an industry; (iv) prospective or actual changes in credit quality; or (v) changes in expected portfolio cash flows.

Other Investments

At December 31, 2018, we held commercial mortgage loan investments with a carrying value of $1,452.5 million (or 6.3 percent of total invested assets) and a fair value of $1,475.4 million. We had one mortgage loan that was in the process of foreclosure at December 31, 2018. During 2018, 2017 and 2016, we recognized $2.1 million, $5.2 million and nil, respectively, of impairments on commercial mortgage loans. Our commercial mortgage loan portfolio is comprised of large commercial mortgage loans. Our loans have risk characteristics that are individually unique. Accordingly, we measure potential losses on a loan-by-loan basis rather than establishing an allowance for losses on mortgage loans. Approximately 13 percent, 10 percent, 8 percent and 6 percent of the mortgage loan balance were on properties located in California, Texas, Maryland and North Carolina, respectively. No other state comprised greater than five percent of the mortgage loan balance. At December 31, 2018, we held residential mortgage loan investments with a carrying value of $149.6 million and a fair value of $149.1 million.

The following table shows the distribution of our commercial mortgage loan portfolio by property type as of December 31, 2018 (dollars in millions):

	Number of loans	Carrying value
Retail	78	$278.8
Industrial	35	292.6
Multi-family	32	458.7
Office building	26	259.5
Other	19	162.9
TOTAL COMMERCIAL MORTGAGE LOANS	190	$1,452.5

The following table shows our commercial mortgage loan portfolio by loan size as of December 31, 2018 (dollars in millions):

	Number of loans	Carrying value
Under $5 million	76	$142.0
$5 million but less than $10 million	61	420.6
$10 million but less than $20 million	38	545.6
Over $20 million	15	344.3
TOTAL COMMERCIAL MORTGAGE LOANS	190	$1,452.5

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ITEM 7 Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations

The following table summarizes the distribution of maturities of our commercial mortgage loans as of December 31, 2018 (dollars in millions):

	Number of loans	Carrying value
2019	16	$19.2
2020	7	14.9
2021	6	11.5
2022	14	89.5
2023	13	166.9
after 2023	134	1,150.5
TOTAL COMMERCIAL MORTGAGE LOANS	190	$1,452.5

The following table provides the carrying value and estimated fair value of our outstanding commercial mortgage loans and the underlying collateral as of December 31, 2018 (dollars in millions):

		Estimated fair value
Loan-to-value ratio(a)	Carrying value	Mortgage loans	Collateral
Less than 60%	$918.2	$936.9	$2,425.1
60% to 70%	315.2	318.2	496.7
Greater than 70% to 80%	173.2	176.1	236.3
Greater than 80% to 90%	13.7	13.1	16.5
Greater than 90%	32.2	31.1	34.5
TOTAL	$1,452.5	$1,475.4	$3,209.1
(a)	Loan-to-value ratios are calculated as the ratio of: (i) the carrying value of the commercial mortgage loans; to (ii) the estimated fair value of the underlying collateral.

At December 31, 2018, we held $233.1 million of trading securities. We carry trading securities at estimated fair value; changes in fair value are reflected in the statement of operations. Our trading securities include: (i) investments purchased with the intent of selling in the near term to generate income; (ii) investments supporting certain insurance liabilities and certain reinsurance agreements; and (iii) certain fixed maturity securities containing embedded derivatives for which we have elected the fair value option. Investment income from trading securities backing certain insurance liabilities and certain reinsurance agreements is substantially offset by the change in insurance policy benefits related to certain products and agreements.

Other invested assets also include options backing our fixed index products, COLI and certain nontraditional investments, including investments in limited partnerships, promissory notes and real estate investments held for sale.

At December 31, 2018, we held investments with an amortized cost of $1,534.2 million and an estimated fair value of $1,468.4 million related to VIEs that we are required to consolidate. The investment portfolio held by the VIEs is primarily comprised of commercial bank loans, the borrowers for which are almost entirely rated below-investment grade. Refer to the note to the consolidated financial statements entitled “Investments in Variable Interest Entities” for additional information on these investments.

Consolidated Financial Condition

Changes in the Consolidated Balance Sheet

Changes in our consolidated balance sheet between December 31, 2018 and December 31, 2017, primarily reflect: (i) our net loss for 2018; (ii) changes in the fair value of our fixed maturity securities, available for sale; (iii) completion of a long-term care reinsurance transaction in September 2018, as further described in the note to the consolidated financial statements entitled “Summary of Significant Accounting Policies - Reinsurance”; and (iv) payments to repurchase common stock of $100.9 million.

In accordance with GAAP, we record our fixed maturity securities, available for sale, and certain other invested assets at estimated fair value with any unrealized gain or loss (excluding impairment losses, which are recognized through earnings), net of tax and related adjustments, recorded as a component of shareholders’ equity. At December 31, 2018, the net unrealized gains on such investments were $272.5 million.

86   CNO FINANCIAL GROUP, INC. - Form 10-K

PART II
ITEM 7 Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations

Our capital structure as of December 31, 2018 and December 31, 2017 was as follows (dollars in millions):

	December 31, 2018	December 31, 2017
Total capital:
Corporate notes payable	$916.8	$914.6
Shareholders’ equity:
Common stock	1.6	1.7
Additional paid-in capital	2,995.0	3,073.3
Accumulated other comprehensive income	177.7	1,212.1
Retained earnings	196.6	560.4
Total shareholders’ equity	3,370.9	4,847.5
TOTAL CAPITAL	$4,287.7	$5,762.1

The following table summarizes certain financial ratios as of and for the years ended December 31, 2018 and December 31, 2017:

	December 31, 2018	December 31, 2017
Book value per common share	$20.78	$29.05
Book value per common share, excluding accumulated other comprehensive income(a)	19.69	21.79
Ratio of earnings to fixed charges	(b)	2.94X
Debt to total capital ratios:
Corporate debt to total capital	21.4%	15.9%
Corporate debt to total capital, excluding accumulated other comprehensive income(a)	22.3%	20.1%
(a)	This non-GAAP measure differs from the corresponding GAAP measure presented immediately above, because accumulated other comprehensive income has been excluded from the value of capital used to determine this measure. Management believes this non-GAAP measure is useful because it removes the volatility that arises from changes in accumulated other comprehensive income. Such volatility is often caused by changes in the estimated fair value of our investment portfolio resulting from changes in general market interest rates rather than the business decisions made by management. However, this measure does not replace the corresponding GAAP measure.
(b)	For such ratio, earnings were $264.8 million less than fixed charges due to the loss recognized related to the long-term care reinsurance transaction completed in September 2018.

Contractual Obligations

The Company’s significant contractual obligations as of December 31, 2018, were as follows (dollars in millions):

		Payment due in
	Total	2019	2020-2021	2022-2023	Thereafter
Insurance liabilities(a)	$54,608.4	$3,254.4	$6,923.8	$6,412.2	$38,018.0
Notes payable(b)	1,121.6	144.8	384.9	52.5	539.4
Investment borrowings(c)	1,779.8	137.3	1,003.2	620.5	18.8
Borrowings related to variable interest entities(d)	1,839.6	64.8	152.0	550.8	1,072.0
Postretirement plans(e)	259.1	7.5	15.8	16.9	218.9
Operating leases and certain other contractual commitments(f)	399.6	298.8	67.6	31.8	1.4
TOTAL	$60,008.1	$3,907.6	$8,547.3	$7,684.7	$39,868.5
(a)	These cash flows represent our estimates of the payments we expect to make to our policyholders, without consideration of future premiums or reinsurance recoveries. These estimates are based on numerous assumptions (depending on the product type) related to mortality, morbidity, lapses, withdrawals, future premiums, future deposits, interest rates on investments, credited rates, expenses and other factors which affect our future payments. The cash flows presented are undiscounted for interest. As a result, total outflows for all years exceed the corresponding liabilities of $23.5 billion included in our consolidated balance sheet as of December 31, 2018. As such payments are based on numerous assumptions, the actual payments may vary significantly from the amounts shown.
In estimating the payments we expect to make to our policyholders, we considered the following:
●	For products such as immediate annuities and structured settlement annuities without life contingencies, the payment obligation is fixed and determinable based on the terms of the policy.

●	For products such as universal life, ordinary life, long-term care, supplemental health and fixed rate annuities, the future payments are not due until the occurrence of an insurable event (such as death or disability) or a triggering event (such as a surrender or partial withdrawal). We estimated these payments using actuarial models based on historical experience and our expectation of the future payment patterns.

●	For short-term insurance products such as Medicare supplement insurance, the future payments relate only to amounts necessary to settle all outstanding claims, including those that have been incurred but not reported as of the balance sheet date. We estimated these payments based on our historical experience and our expectation of future payment patterns.

●	The average interest rate we assumed would be credited to our total insurance liabilities (excluding interest rate bonuses for the first policy year only and excluding the effect of credited rates attributable to variable or fixed index products) over the term of the contracts was 4.6 percent.

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ITEM 7 Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations

(b)	Includes projected interest payments based on interest rates, as applicable, as of December 31, 2018. Refer to the note to the consolidated financial statements entitled “Notes Payable - Direct Corporate Obligations” for additional information on notes payable.
(c)	These borrowings represent collateralized borrowings from the FHLB.
(d)	These borrowings represent the securities issued by VIEs and include projected interest payments based on interest rates, as applicable, as of December 31, 2018.
(e)	Includes benefits expected to be paid pursuant to our deferred compensation plan and postretirement plans based on numerous actuarial assumptions and interest credited at 4.25 percent.
(f)	Includes amounts related to noncancellable operating leases, sponsorship agreements and commitments to purchase investments. Also included are obligations with third parties for information technology services, software maintenance and license agreements and consulting services.

It is possible that the ultimate outcomes of various uncertainties could affect our liquidity in future periods. For example, the following events could have a material adverse effect on our cash flows:

●	An adverse decision in pending or future litigation.

●	An inability to obtain rate increases on certain of our insurance products.

●	Worse than anticipated claims experience.

●	Lower than expected dividends and/or surplus debenture interest payments from our insurance subsidiaries (resulting from inadequate earnings or capital or regulatory requirements).

●	An inability to meet and/or maintain the covenants in our Revolving Credit Agreement.

●	A significant increase in policy surrender levels.

●	A significant increase in investment defaults.

●	An inability of our reinsurers to meet their financial obligations.

While we actively manage the relationship between the duration and cash flows of our invested assets and the estimated duration and cash flows of benefit payments arising from contract liabilities, there could be significant variations in the timing of such cash flows. Although we believe our current estimates properly project future claim experience, if these estimates prove to be wrong, and our experience worsens (as it did in some prior periods), our future liquidity could be adversely affected.

Liquidity for Insurance Operations

Our insurance companies generally receive adequate cash flows from premium collections and investment income to meet their obligations. Life insurance, long-term care insurance and annuity liabilities are generally long-term in nature. Life and annuity policyholders may, however, withdraw funds or surrender their policies, subject to any applicable penalty provisions; there are generally no withdrawal or surrender benefits for long-term care insurance. We actively manage the relationship between the duration of our invested assets and the estimated duration of benefit payments arising from contract liabilities.

Three of the Company’s insurance subsidiaries (Washington National, Bankers Life and Colonial Penn) are members of the FHLB. As members of the FHLB, our insurance subsidiaries have the ability to borrow on a collateralized basis from the FHLB. We are required to hold certain minimum amounts of FHLB common stock as a condition of membership in the FHLB, and additional amounts based on the amount of the borrowings. At December 31, 2018, the carrying value of the FHLB common stock was $71.1 million. As of December 31, 2018, collateralized borrowings from the FHLB totaled $1.6 billion and the proceeds were used to purchase fixed maturity securities. The borrowings are classified as investment borrowings in the accompanying consolidated balance sheet. The borrowings are collateralized by investments with an estimated fair value of $1.9 billion at December 31, 2018, which are maintained in custodial accounts for the benefit of the FHLB.

88   CNO FINANCIAL GROUP, INC. - Form 10-K

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ITEM 7 Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations

The following summarizes the terms of the borrowings from the FHLB by our insurance subsidiaries (dollars in millions):

Amount borrowed	Maturity date	Interest rate at December 31, 2018
$50.0	February 2019	Variable rate – 2.719%
21.8	July 2019	Variable rate – 2.969%
15.0	October 2019	Variable rate – 3.022%
50.0	May 2020	Variable rate – 2.975%
21.8	June 2020	Fixed rate – 1.960%
25.0	September 2020	Variable rate – 3.449%
100.0	September 2020	Variable rate – 3.166%
50.0	September 2020	Variable rate – 3.166%
75.0	September 2020	Variable rate – 2.923%
100.0	October 2020	Variable rate – 2.518%
50.0	December 2020	Variable rate – 3.047%
100.0	July 2021	Variable rate – 2.986%
100.0	July 2021	Variable rate – 2.956%
57.7	August 2021	Variable rate – 3.112%
28.2	August 2021	Fixed rate – 2.550%
125.0	August 2021	Variable rate – 2.986%
50.0	September 2021	Variable rate – 3.229%
22.0	May 2022	Variable rate – 3.057%
100.0	May 2022	Variable rate – 2.952%
10.0	June 2022	Variable rate – 3.381%
50.0	July 2022	Variable rate – 2.790%
50.0	July 2022	Variable rate – 2.867%
50.0	July 2022	Variable rate – 2.889%
50.0	August 2022	Variable rate – 2.979%
50.0	December 2022	Variable rate – 3.038%
50.0	December 2022	Variable rate – 3.038%
23.9	March 2023	Fixed rate – 2.160%
50.0	July 2023	Variable rate – 2.845%
100.0	July 2023	Variable rate – 2.845%
20.4	June 2025	Fixed rate – 2.940%
$1,645.8

State laws generally give state insurance regulatory agencies broad authority to protect policyholders in their jurisdictions. Regulators have used this authority in the past to restrict the ability of our insurance subsidiaries to pay any dividends or other amounts without prior approval. We cannot be assured that the regulators will not seek to assert greater supervision and control over our insurance subsidiaries’ businesses and financial affairs.

Our estimated consolidated statutory RBC ratio of 393 percent at December 31, 2018, reflects: (i) an estimated consolidated statutory loss from operations before net realized capital gains of $337.1 million (including a $544.4 million loss related to a long-term care reinsurance transaction); (ii) a $265.0 million capital contribution; and (iii) the payment of insurance company dividends to the holding company of $213.9 million during 2018. While the Tax Reform Act will reduce the taxes our insurance subsidiaries pay, the revisions to the RBC calculation for the reduction of the corporate tax rate have the effect of increasing required capital, resulting in an overall decrease in our consolidated RBC ratio. The RBC ratio at December 31, 2018, reflects changes to the RBC calculation related to tax factors, certain pre-tax factors for various investment classes and collateral held for FHLB advances. The net impact of these changes decreased the RBC ratio by approximately 27 percentage points. In addition, financial market dislocations in the fourth quarter of 2018 contributed to a decrease in the RBC ratio of approximately 24 percentage points including: (i) a reduction in statutory earnings related to statutory accounting requirements which resulted in the change in reserves not entirely offsetting the decrease in market values of the options backing our fixed index annuity products and the decrease in the value of investments backing COLI which, in total, reduced the risk-based capital ratio by approximately 13 percentage points; and (ii) unrealized investment losses included in statutory capital which reduced the risk-based capital ratio by approximately 11 percentage points. Our objective is to target an RBC ratio in the 400 percent to 425 percent range over the long-run.

During 2018, the financial statements of two of our insurance subsidiaries prepared in accordance with statutory accounting practices prescribed or permitted by regulatory authorities reflected asset adequacy or premium deficiency reserves. Total asset adequacy and premium deficiency reserves for Washington National and BCLIC were $119.0 million and $34.5 million, respectively, at December 31, 2018. Due to differences between statutory and GAAP insurance liabilities, we were not required to recognize a similar asset adequacy or premium deficiency reserve in our consolidated financial statements prepared in accordance with GAAP. The determination of the need for and amount

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of asset adequacy or premium deficiency reserves is subject to numerous actuarial assumptions, including the Company’s ability to change NGEs related to certain products consistent with contract provisions.

Our insurance subsidiaries transfer exposure to certain risk to others through reinsurance arrangements. When we obtain reinsurance, we are still liable for those transferred risks in the event the reinsurer defaults on its obligations. The failure, insolvency, inability or unwillingness of one or more of the Company’s reinsurers to perform in accordance with the terms of its reinsurance agreement could negatively impact our earnings or financial position and our consolidated statutory RBC ratio.

Financial Strength Ratings of our Insurance Subsidiaries

Financial strength ratings provided by A.M. Best, Moody’s, Fitch and S&P and are the rating agency’s opinions of the ability of our insurance subsidiaries to pay policyholder claims and obligations when due.

On January 9, 2019, A.M. Best affirmed its “A-” financial strength ratings of our primary insurance subsidiaries. The outlook for these ratings remains stable. The “A-” rating is assigned to companies that have an excellent ability, in A.M. Best’s opinion, to meet their ongoing obligations to policyholders. A.M. Best ratings for the industry currently range from “A++ (Superior)” to “F (In Liquidation)” and some companies are not rated. An “A++” rating indicates a superior ability to meet ongoing obligations to policyholders. A.M. Best has sixteen possible ratings. There are three ratings above the “A-” rating of our primary insurance subsidiaries and twelve ratings that are below that rating.

On October 4, 2018, Moody’s upgraded the financial strength ratings of our primary insurance subsidiaries to “A3” from “Baa1” and the outlook for these ratings is stable. Moody’s actions resulted from the Company’s announcement that Bankers Life had closed on its agreement to cede certain long-term care policies as further described in the note to the consolidated financial statements entitled “Reinsurance”. Moody’s financial strength ratings range from “Aaa” to “C”. These ratings may be supplemented with numbers “1”, “2”, or “3” to show relative standing within a category. In Moody’s view, an insurer rated “A” offers good financial security, however, certain elements may be present which suggests a susceptibility to impairment sometime in the future. Moody’s has twenty-one possible ratings. There are six ratings above the “A3” rating of our primary insurance subsidiaries and fourteen ratings that are below that rating.

On August 2, 2018, Fitch affirmed its “BBB+” financial strength ratings of our primary insurance subsidiaries and revised the outlook for these ratings to positive from stable. The positive outlook for these ratings reflected Fitch’s view that such ratings could be upgraded over the next 12 to 18 months based on the Company’s announcement that Bankers Life had entered into an agreement to cede certain long-term care policies as further described in the note to the consolidated financial statements entitled “Reinsurance”. A “BBB” rating, in Fitch’s opinion, indicates that there is currently a low expectation of ceased or interrupted payments. The capacity to meet policyholder and contract obligations on a timely basis is considered adequate, but adverse changes in circumstances and economic conditions are more likely to impact this capacity. Fitch ratings for the industry range from “AAA Exceptionally Strong” to “C Distressed” and some companies are not rated. Pluses and minuses show the relative standing within a category. Fitch has nineteen possible ratings. There are seven ratings above the “BBB+” rating of our primary insurance subsidiaries and eleven ratings that are below that rating.

On August 2, 2018, S&P affirmed the financial strength ratings of “BBB+” of our primary insurance subsidiaries and revised the outlook for these ratings to positive from stable. S&P’s actions resulted from the Company’s announcement that Bankers Life had entered into an agreement to cede certain long-term care policies as further described in the note to the consolidated financial statements entitled “Reinsurance”. S&P financial strength ratings range from “AAA” to “R” and some companies are not rated. An insurer rated “BBB” or higher is regarded as having financial security characteristics that outweigh any vulnerabilities, and is highly likely to have the ability to meet financial commitments. An insurer rated “BBB”, in S&P’s opinion, has good financial security characteristics, but is more likely to be affected by adverse business conditions than are higher-rated insurers. Pluses and minuses show the relative standing within a category. S&P has twenty-one possible ratings. There are seven ratings above the “BBB+” rating of our primary insurance subsidiaries and thirteen ratings that are below that rating.

Rating agencies have increased the frequency and scope of their credit reviews and requested additional information from the companies that they rate, including us. They may also adjust upward the capital and other requirements employed in the rating agency models for maintenance of certain ratings levels. We cannot predict what actions rating agencies may take, or what actions we may take in response. Accordingly, downgrades and outlook revisions related to us or the life insurance industry may occur in the future at any time and without notice by any rating agency. These could increase policy surrenders and withdrawals, adversely affect relationships with our distribution channels, reduce new sales, reduce our ability to borrow and increase our future borrowing costs.

Liquidity of the Holding Companies

Availability and Sources and Uses of Holding Company Liquidity; Limitations on Ability of Insurance Subsidiaries to Make Dividend and Surplus Debenture Interest Payments to the Holding Companies; Limitations on Holding Company Activities

At December 31, 2018, CNO, CDOC and our other non-insurance subsidiaries held: (i) unrestricted cash and cash equivalents of $200.4 million; and (ii) fixed income investments of $20.0 million. On September 27, 2018, the Company completed a long-term care reinsurance transaction pursuant to which its wholly-owned subsidiary, Bankers Life, entered into an agreement to cede all of its legacy (prior to 2003) comprehensive and nursing home long-term care policies through 100% indemnity coinsurance, as further described in the note to the consolidated financial statements entitled “Summary of Significant Accounting Policies - Reinsurance”. Bankers Life paid a ceding commission of $825 million to reinsure the block, funded through excess capital

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ITEM 7 Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations

in the insurance subsidiaries and at the holding company. We funded a portion of the ceding commission paid in the transaction through a capital contribution from the holding company of $265.0 million. The capital contribution was funded from cash, cash equivalents and liquid investments held at the holding company. We expect to maintain holding company liquidity of at least $150 million at all times, which represents approximately two years of interest and other holding company expenses.

CNO and CDOC are holding companies with no business operations of their own; they depend on their operating subsidiaries for cash to make principal and interest payments on debt, and to pay administrative expenses and income taxes. CNO and CDOC receive cash from insurance subsidiaries, consisting of dividends and distributions, interest payments on surplus debentures and tax-sharing payments, as well as cash from non-insurance subsidiaries consisting of dividends, distributions, loans and advances. The principal non-insurance subsidiaries that provide cash to CNO and CDOC are 40|86 Advisors, which receives fees from the insurance subsidiaries for investment services, and CNO Services which receives fees from the insurance subsidiaries for providing administrative services. The agreements between our insurance subsidiaries and CNO Services and 40|86 Advisors, respectively, were previously approved by the domestic insurance regulator for each insurance company, and any payments thereunder do not require further regulatory approval.

The following table sets forth the aggregate amount of dividends (net of capital contributions) and other distributions that our insurance subsidiaries paid to our non-insurance subsidiaries in each of the last three fiscal years (dollars in millions):

	Years ended December 31,
	2018	2017	2016
Net dividends (contributions) from/to insurance subsidiaries	$(51.1)	$357.7	$74.3
Surplus debenture interest	58.2	56.8	56.0
Fees for services provided pursuant to service agreements	108.9	108.1	78.6
TOTAL DIVIDENDS AND OTHER DISTRIBUTIONS PAID BY INSURANCE SUBSIDIARIES	$116.0	$522.6	$208.9

The following summarizes the current ownership structure of CNO’s primary subsidiaries:

The ability of our insurance subsidiaries to pay dividends is subject to state insurance department regulations and is based on the financial statements of our insurance subsidiaries prepared in accordance with statutory accounting practices prescribed or permitted by regulatory authorities, which differ from GAAP. These regulations generally permit dividends to be paid from statutory earned surplus of the insurance company without regulatory approval for any 12-month period in amounts equal to the greater of (or in some states, the lesser of): (i) statutory net gain from operations or net income for the prior year; or (ii) 10 percent of statutory capital and surplus as of the end of the preceding year. However, as each of the immediate insurance subsidiaries of CDOC has significant negative earned surplus, any dividend payments from the insurance subsidiaries require the prior approval of the director or commissioner of the applicable state insurance department. In 2018, our insurance subsidiaries paid dividends to CDOC totaling $213.9 million. We expect to receive regulatory approval for future dividends from our subsidiaries, but there can be no assurance that such payments will be approved or that the financial condition of our insurance subsidiaries will not change, making future approvals less likely.

CDOC holds surplus debentures from CLTX with an aggregate principal amount of $749.6 million. Interest payments on those surplus debentures do not require additional approval provided the RBC ratio of CLTX exceeds 100 percent (but do require prior written notice to the Texas state insurance department). The estimated RBC ratio of CLTX was 329 percent at December 31, 2018. CDOC also holds a surplus debenture from Colonial

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ITEM 7 Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations

Penn  with a principal balance of $160.0 million. Interest payments on that surplus debenture require prior approval by the Pennsylvania state insurance department. Dividends and other payments from our non-insurance subsidiaries, including 40|86 Advisors and CNO Services, to CNO or CDOC do not require approval by any regulatory authority or other third party. However, insurance regulators may prohibit payments by our insurance subsidiaries to parent companies if they determine that such payments could be adverse to our policyholders or contractholders.

The insurance subsidiaries of CDOC receive funds to pay dividends primarily from: (i) the earnings of their direct businesses; (ii) tax sharing payments received from subsidiaries (if applicable); and (iii) with respect to CLTX, dividends received from subsidiaries. At December 31, 2018, the subsidiaries of CLTX had earned surplus (deficit) as summarized below (dollars in millions):

Subsidiary of CLTX	Earned surplus (deficit)	Additional information
Bankers Life	$131.6	(a)
Colonial Penn	(325.2)	(b)
(a)

Bankers Life paid dividends of $145.0 million to CLTX in 2018. Bankers Life may pay dividends without regulatory approval or prior notice for any 12-month period if such dividends are less than the greater of: (i) statutory net income for the prior year; or (ii) 10 percent of statutory capital and surplus as of the end of the preceding year. Dividends in excess of these levels require 30 days prior notice. If a company has negative unassigned surplus, any dividend payments require prior approval. Bankers Life recognized a statutory loss in 2018 due to the closing of the reinsurance transaction as further described in the note to the consolidated financial statements entitled “Summary of Significant Accounting Policies - Reinsurance”. Accordingly, any dividends paid in 2019 in excess of 10 percent of Bankers Life’s statutory capital and surplus will require 30 days prior notice.

(b)

The deficit is primarily due to transactions which occurred several years ago, including a tax planning transaction and the fee paid to recapture a block of business previously ceded to an unaffiliated insurer.

A significant deterioration in the financial condition, earnings or cash flow of the material subsidiaries of CNO or CDOC for any reason could hinder such subsidiaries’ ability to pay cash dividends or other disbursements to CNO and/or CDOC, which, in turn, could limit CNO’s ability to meet debt service requirements and satisfy other financial obligations. In addition, we may choose to retain capital in our insurance subsidiaries or to contribute additional capital to our insurance subsidiaries to maintain or strengthen their surplus, and these decisions could limit the amount available at our top tier insurance subsidiaries to pay dividends to the holding companies.

The scheduled principal and interest payments on our direct corporate obligations are as follows (dollars in millions):

	Principal		Interest(a)
2019	$100.0	(b)	$44.8
2020	325.0		33.6
2021	—		26.3
2022	—		26.2
2023	—		26.3
2024 and thereafter	500.0		39.4
	$925.0		$196.6
(a)	Based on interest rates as of December 31, 2018.
(b)

The maturity date of the Revolving Credit Agreement is the earlier of October 13, 2022 and the date that is six months prior to the maturity date of the Company’s 4.50% senior notes due 2020, which is November 30, 2019.

On October 13, 2017, the Company entered into the Amendment Agreement with respect to its Revolving Credit Agreement. The Amendment Agreement, among other things, increased the total commitments available under the revolving credit facility from $150.0 million to $250.0 million, increased the aggregate amount of additional incremental loans the Company may incur from $50.0 million to $100.0 million and extended the maturity date of the revolving credit facility from May 19, 2019 to the earlier of October 13, 2022 and the date that is six months prior to the maturity date of the Company’s 4.50% senior notes due 2020, which is November 30, 2019. The amount drawn under the Revolving Credit Agreement continues to be $100.0 million.

The interest rate applicable to loans under the Revolving Credit Agreement continues to be calculated as the eurodollar rate or the base rate, at the Company’s option, plus a margin based on the Company’s unsecured debt rating. The margins under the Revolving Credit Agreement range from 1.375% to 2.125% (1.75% to 2.25% prior to the Amendment Agreement), in the case of loans at the eurodollar rate, and 0.375% to 1.125% (.75% to 1.25% prior to the Amendment Agreement), in the case of loans at the base rate. The commitment fee under the Revolving Credit Agreement continues to be based on the Company’s unsecured debt rating.

Additionally, the Revolving Credit Agreement revised the debt to total capitalization ratio that the Company is required to maintain from not more than 30.0 percent to not more than 35.0 percent. The Revolving Credit Agreement continues to contain certain other restrictive covenants with which the Company must comply.

In May 2011, the Company adopted a common share repurchase program. In 2018, we repurchased 5.5 million shares of common stock for $100.9 million under our securities repurchase program. The Company had remaining repurchase authority of $284.6 million as of December 31, 2018. Free cash flow before the increase in statutory capital necessary to support our growth is

92   CNO FINANCIAL GROUP, INC. - Form 10-K

PART II
ITEM 7 Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations

expected to be between $300 million and $350 million per year. The Company is committed to deploying 100 percent of its free cash flow into investments to accelerate profitable growth, (including opportunities to invest in our business and acquisition transactions), common stock dividends and share repurchases. The amount and timing of the securities repurchases (if any) will be based on business and market conditions and other factors including, but not limited to, available capital, the current price of our common stock, opportunities to invest in our business or acquisition transactions.

In 2018, 2017 and 2016, dividends declared on common stock totaled $65.1 million ($0.39 per common share), $59.6 million ($0.35 per common share) and $54.8 million ($0.31 per common share), respectively. In May 2018, the Company increased its quarterly common stock dividend to $0.10 per share from $0.09 per share.

On January 9, 2019, A.M. Best affirmed its “bbb-” issuer credit and senior unsecured debt ratings. The outlook for these ratings remains stable. In A.M. Best’s view, a company rated “bbb-” has an adequate ability to meet the terms of its obligations; however, the issuer is more susceptible to changes in economic or other conditions. Pluses and minuses show the relative standing within a category. A.M. Best has a total of 22 possible ratings ranging from “aaa (Exceptional)” to “d (In default)”. There are nine ratings above CNO’s “bbb-” rating and twelve ratings that are below its rating.

On October 4, 2018, Moody’s upgraded our senior unsecured debt rating to “Baa3” from “Ba1” and the outlook for these ratings is stable. Moody’s actions resulted from the Company’s announcement that Bankers Life had closed on its agreement to cede certain long-term care policies as further described in the note to the consolidated financial statements entitled “Reinsurance”. In Moody’s view, obligations rated “Baa” are subject to moderate credit risk and may possess certain speculative characteristics. A rating is supplemented with numerical modifiers “1”, “2” or “3” to show the relative standing within a category. Moody’s has a total of 21 possible ratings ranging from “Aaa” to “C”. There are nine ratings above CNO’s “Baa3” rating and eleven ratings that are below its rating.

On August 2, 2018, Fitch affirmed its “BB+” rating on our senior unsecured debt and revised the outlook for these ratings to positive from stable. The positive outlook for these ratings reflected Fitch’s view that such ratings could be upgraded over the next 12 to 18 months based on the Company’s announcement that Bankers Life had entered into an agreement to cede certain long-term care policies as further described in the note to the consolidated financial statements entitled “Reinsurance”. In Fitch’s view, an obligation rated “BB” indicates an elevated vulnerability to default risk, particularly in the event of adverse changes in business or economic conditions over time; however, business or financial flexibility exists which supports the servicing of financial commitments. Pluses and minuses show the relative standing within a category. Fitch has a total of 21 possible ratings ranging from “AAA” to “D”. There are ten ratings above CNO’s “BB+” rating and ten ratings that are below its rating.

On August 2, 2018, S&P affirmed our issuer credit and unsecured debt ratings of “BB+” and revised the outlook for these ratings to positive from stable. S&P’s actions were based on the Company’s announcement that Bankers Life had entered into an agreement to cede certain long-term care policies as further described in the note to the consolidated financial statements entitled “Reinsurance”. In S&P’s view, an obligation rated “BB” is less vulnerable to nonpayment than other speculative issues; however, it faces major ongoing uncertainties or exposure to adverse business, financial or economic conditions which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation. Pluses and minuses show the relative standing within a category. S&P has a total of 22 possible ratings ranging from “AAA (Extremely Strong)” to “D (Payment Default)”. There are ten ratings above CNO’s “BB+” rating and eleven ratings that are below its rating.

Outlook

We believe that the existing cash available to the holding company, the cash flows to be generated from operations and other transactions will be sufficient to allow us to meet our debt service obligations, pay corporate expenses and satisfy other financial obligations. However, our cash flow is affected by a variety of factors, many of which are outside of our control, including insurance regulatory issues, competition, financial markets and other general business conditions. We cannot provide assurance that we will possess sufficient income and liquidity to meet all of our debt service requirements and other holding company obligations. For additional discussion regarding the liquidity and other risks that we face, see “Risk Factors”.

Market-Sensitive Instruments and Risk Management

Our spread-based insurance business is subject to several inherent risks arising from movements in interest rates, especially if we fail to anticipate or respond to such movements. First, interest rate changes can cause compression of our net spread between interest earned on investments and interest credited on customer deposits, thereby adversely affecting our results. Second, if interest rate changes produce an unanticipated increase in surrenders of our spread-based products, we may be forced to sell invested assets at a loss in order to fund such surrenders. Many of our products include surrender charges, market interest rate adjustments or other features to encourage persistency; however, at December 31, 2018, approximately 22 percent of our total insurance liabilities, or approximately $5.2 billion, could be surrendered by the policyholder without penalty. Finally, changes in interest rates can have significant effects on our investment portfolio. We use asset/liability strategies that are designed to mitigate the effect of interest rate changes on our profitability. However, there can be no assurance that management will be successful in implementing such strategies and sustaining adequate investment spreads.

We seek to invest our available funds in a manner that will fund future obligations to policyholders, subject to appropriate risk considerations. We seek to meet this objective through investments that: (i) have similar cash flow characteristics with the liabilities they support; (ii) are diversified (including by types of obligors); and (iii) are predominantly investment-grade in quality.

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ITEM 7 Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations

Our investment strategy is to maximize, over a sustained period and within acceptable parameters of quality and risk, investment income and total investment return through active strategic asset allocation and investment management. Accordingly, we may sell securities at a gain or a loss to enhance the projected total return of the portfolio as market opportunities change, to reflect changing perceptions of risk, or to better match certain characteristics of our investment portfolio with the corresponding characteristics of our insurance liabilities.

The profitability of many of our products depends on the spread between the interest earned on investments and the rates credited on our insurance liabilities. In addition, changes in competition and other factors, including the level of surrenders and withdrawals, may limit our ability to adjust or to maintain crediting rates at levels necessary to avoid narrowing of spreads under certain market conditions. As of December 31, 2018, approximately 19 percent of our insurance liabilities had interest rates that may be reset annually; 51 percent had a fixed explicit interest rate for the duration of the contract; 28 percent had credited rates which approximate the income earned by the Company; and the remainder had no explicit interest rates. At December 31, 2018, the average yield, computed on the cost basis of our fixed maturity portfolio, was 5.1 percent, and the average interest rate credited or accruing to our total insurance liabilities (excluding interest rate bonuses for the first policy year only and excluding the effect of credited rates attributable to variable or fixed index products) was 4.6 percent.

We simulate the cash flows expected from our existing insurance business under various interest rate scenarios. These simulations help us to measure the potential gain or loss in fair value of our interest rate-sensitive investments and to manage the relationship between the interest sensitivity of our assets and liabilities. When the estimated durations of assets and liabilities are similar, absent other factors, a change in the value of assets related to changes in interest rates should be largely offset by a change in the value of liabilities. At December 31, 2018, the estimated duration of our fixed income securities (as modified to reflect estimated prepayments and call premiums) and the estimated duration of our insurance liabilities were approximately 8.6 years and 8.4 years, respectively. We estimate that our fixed maturity securities and short-term investments (net of corresponding changes in insurance acquisition costs) would decline in fair value by approximately $345 million if interest rates were to increase by 10 percent from their levels at December 31, 2018. Our simulations incorporate numerous assumptions, require significant estimates and assume an immediate change in interest rates without any management of the investment portfolio in reaction to such change. Consequently, potential changes in value of our financial instruments indicated by the simulations will likely be different from the actual changes experienced under given interest rate scenarios, and the differences may be material. Because we actively manage our investments and liabilities, our net exposure to interest rates can vary over time.

We are subject to the risk that our investments will decline in value. This has occurred in the past and may occur again, particularly if interest rates rise from their current low levels. During 2018, we recognized net realized investment gains of $352.1 million, which were comprised of: (i) $40.1 million of net gains from the sales of investments; (ii) $363.4 million of gains on the transfer of assets (substantially all of which were fixed maturities) related to reinsurance transaction; (iii) $38.2 million of losses related to equity securities, including the change in fair value; (iv) the decrease in fair value of certain fixed maturity investments with embedded derivatives of $5.5 million; (v) the decrease in fair value of embedded derivatives related to a modified coinsurance agreement of $5.1 million; and (vi) $2.6 million of writedowns of investments for other than temporary declines in fair value recognized through net income. During 2017, we recognized net realized investment gains of $50.3 million, which were comprised of: (i) $63.1 million of net gains from the sales of investments; (ii) $4.3 million of losses on the dissolution of VIEs; (iii) the increase in fair value of certain fixed maturity investments with embedded derivatives of $11.5 million; (iv) the increase in fair value of embedded derivatives related to a modified coinsurance agreement of $2.8 million; and (v) $22.8 million of writedowns of investments for other than temporary declines in fair value recognized through net income. During 2016, we recognized net realized investment gains of $8.3 million, which were comprised of: (i) $47.5 million of net gains from the sales of investments; (ii) a $7.3 million loss on the dissolution of a VIE; (iii) the decrease in fair value of certain fixed maturity investments with embedded derivatives of $.4 million; (iv) the increase in fair value of embedded derivatives related to a modified coinsurance agreement of $.8 million; and (v) $32.3 million of writedowns of investments for other than temporary declines in fair value recognized through net income ($35.9 million, prior to the $3.6 million of impairment losses recognized through accumulated other comprehensive income).

The Company is subject to risk resulting from fluctuations in market prices of our equity securities. In general, these investments have more year-to-year price variability than our fixed maturity investments. However, returns over longer time frames have been consistently higher. We manage this risk by limiting our equity securities to a relatively small portion of our total investments.

Our investment in options backing our equity-linked products is closely matched with our obligation to fixed index annuity holders. Fair value changes associated with that investment are substantially offset by an increase or decrease in the amounts added to policyholder account balances for fixed index products.

Inflation

Inflation rates may impact the financial statements and operating results in several areas. Inflation influences interest rates, which in turn impact the fair value of the investment portfolio and yields on new investments. Inflation also impacts a portion of our insurance policy benefits affected by increased medical coverage costs. Operating expenses, including payrolls, are impacted to a certain degree by the inflation rate.

94   CNO FINANCIAL GROUP, INC. - Form 10-K

PART II
ITEM 8 Consolidated Financial Statements

ITEM 7A.	Quantitative and Qualitative Disclosures About Market Risk.

The information included under the caption “Market-Sensitive Instruments and Risk Management” in Item 7. “Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations” is incorporated herein by reference.

ITEM 8.	Consolidated Financial Statements.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of CNO Financial Group, Inc.:

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheet of CNO Financial Group, Inc. and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2018, including the related notes and financial statement schedules listed in the index appearing under item 15(a)2 (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Item 9A: Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated

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PART II
ITEM 8 Consolidated Financial Statements

financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Indianapolis, Indiana

February 25, 2019

We have served as the Company’s auditor since 1983.

96    CNO FINANCIAL GROUP, INC. - Form 10-K

PART II
ITEM 8 Consolidated Financial Statements

Consolidated Balance Sheet

December 31, 2018 and 2017

(Dollars in millions)	2018	2017
ASSETS
Investments:
Fixed maturities, available for sale, at fair value (amortized cost: 2018 - $18,107.8; 2017 - $20,702.1)	$18,447.7	$22,910.9
Equity securities at fair value (cost: 2018 - $319.8; 2017 - $420.0)	291.0	440.6
Mortgage loans	1,602.1	1,650.6
Policy loans	119.7	116.0
Trading securities	233.1	284.6
Investments held by variable interest entities	1,468.4	1,526.9
Other invested assets	833.4	924.5
Total investments	22,995.4	27,854.1
Cash and cash equivalents - unrestricted	594.2	578.4
Cash and cash equivalents held by variable interest entities	62.4	178.9
Accrued investment income	205.2	245.9
Present value of future profits	343.6	359.6
Deferred acquisition costs	1,322.5	1,026.8
Reinsurance receivables	4,925.4	2,175.2
Income tax assets, net	630.0	366.9
Assets held in separate accounts	4.4	5.0
Other assets	356.7	319.5
TOTAL ASSETS	$31,439.8	$33,110.3

(CONTINUED ON NEXT PAGE)
The accompanying notes are an integral part of the consolidated financial statements.

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PART II
ITEM 8 Consolidated Financial Statements

Consolidated Balance Sheet, continued

December 31, 2018 and 2017

(Dollars in millions)	2018	2017
LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Liabilities for insurance products:
Policyholder account balances	$11,594.1	$11,220.7
Future policy benefits	11,082.4	11,521.3
Liability for policy and contract claims	521.9	530.3
Unearned and advanced premiums	253.9	261.7
Liabilities related to separate accounts	4.4	5.0
Other liabilities	632.4	751.8
Investment borrowings	1,645.8	1,646.7
Borrowings related to variable interest entities	1,417.2	1,410.7
Notes payable – direct corporate obligations	916.8	914.6
Total liabilities	28,068.9	28,262.8
Commitments and Contingencies
Shareholders’ equity:
Common stock ($0.01 par value, 8,000,000,000 shares authorized, shares issued and outstanding: 2018 - 162,201,692; 2017 - 166,857,931)	1.6	1.7
Additional paid-in capital	2,995.0	3,073.3
Accumulated other comprehensive income	177.7	1,212.1
Retained earnings	196.6	560.4
Total shareholders’ equity	3,370.9	4,847.5
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$31,439.8	$33,110.3

The accompanying notes are an integral part of the consolidated financial statements.

98    CNO FINANCIAL GROUP, INC. - Form 10-K

PART II
ITEM 8 Consolidated Financial Statements

Consolidated Statement of Operations

for the years ended December 31, 2018, 2017 and 2016

(Dollars in millions, except per share data)	2018	2017	2016
Revenues:
Insurance policy income	$2,593.1	$2,647.3	$2,601.1
Net investment income:
General account assets	1,279.7	1,285.4	1,204.1
Policyholder and other special-purpose portfolios	26.5	265.9	121.1
Realized investment gains (losses):
Net realized gains on the transfer of assets related to reinsurance transaction	363.4	—	—
Other net realized investment gains, excluding impairment losses	(8.7)	77.4	47.9
Other-than-temporary impairments:
Total other-than-temporary impairment losses	(2.6)	(21.9)	(35.9)
Portion of other-than-temporary impairment losses recognized in accumulated other comprehensive income	—	(.9)	3.6
Net impairment losses recognized	(2.6)	(22.8)	(32.3)
Loss on dissolution of variable interest entities	—	(4.3)	(7.3)
Total realized gains	352.1	50.3	8.3
Fee revenue and other income	62.1	48.3	50.5
Total revenues	4,313.5	4,297.2	3,985.1
Benefits and expenses:
Insurance policy benefits	2,278.6	2,602.7	2,390.5
Loss related to reinsurance transactions	1,067.6	—	75.4
Interest expense	149.8	123.7	116.4
Amortization	264.3	239.3	253.3
Loss on extinguishment of borrowings related to variable interest entities	3.8	9.5	—
Other operating costs and expenses	814.2	841.5	796.3
Total benefits and expenses	4,578.3	3,816.7	3,631.9
Income (loss) before income taxes	(264.8)	480.5	353.2
Income tax expense (benefit):
Tax expense (benefit) on period income	(57.6)	162.8	127.8
Valuation allowance for deferred tax assets and other tax items	107.8	142.1	(132.8)
NET INCOME (LOSS)	$(315.0)	$175.6	$358.2
Earnings per common share:
Basic:
Weighted average shares outstanding	165,457,000	170,025,000	176,638,000
NET INCOME (LOSS)	$(1.90)	$1.03	$2.03
Diluted:
Weighted average shares outstanding	165,457,000	172,144,000	178,323,000
NET INCOME (LOSS)	$(1.90)	$1.02	$2.01

The accompanying notes are an integral part of the consolidated financial statements.

CNO FINANCIAL GROUP, INC. - Form 10-K    99

PART II
ITEM 8 Consolidated Financial Statements

Consolidated Statement of Comprehensive Income

for the years ended December 31, 2018, 2017 and 2016

(Dollars in millions)	2018	2017	2016
Net income (loss)	$(315.0)	$175.6	$358.2
Other comprehensive income, before tax:
Unrealized gains (losses) for the period	(1,579.9)	959.3	424.4
Amortization of present value of future profits and deferred acquisition costs	125.5	(29.7)	(27.9)
Amount related to premium deficiencies assuming the net unrealized gains (losses) had been realized	512.0	(310.5)	(46.9)
Reclassification adjustments:
For net realized investment gains (losses) included in net income (loss)	(356.9)	(40.2)	(18.6)
For amortization of the present value of future profits and deferred acquisition costs related to net realized investment gains (losses) included in net income (loss)	(.4)	1.0	.7
Unrealized gains (losses) on investments	(1,299.7)	579.9	331.7
Change related to deferred compensation plan	—	—	8.6
Other comprehensive income (loss) before tax	(1,299.7)	579.9	340.3
Income tax (expense) benefit related to items of accumulated other comprehensive income (loss)	281.6	(195.6)	(120.7)
Other comprehensive income (loss), net of tax	(1,018.1)	384.3	219.6
COMPREHENSIVE INCOME (LOSS)	$(1,333.1)	$559.9	$577.8

The accompanying notes are an integral part of the consolidated financial statements.

100   CNO FINANCIAL GROUP, INC. - Form 10-K

PART II
ITEM 8 Consolidated Financial Statements

Consolidated Statement of Shareholders’ Equity

(Dollars in millions)	Common stock and additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Total
Balance, December 31, 2015	$3,388.6	$402.8	$347.1	$4,138.5
Net income	—	—	358.2	358.2
Change in unrealized appreciation (depreciation) of investments (net of applicable income tax expense of $121.5)	—	221.1	—	221.1
Change in noncredit component of impairment losses on fixed maturities, available for sale (net of applicable income tax benefit of $.8)	—	(1.5)	—	(1.5)
Cost of common stock repurchased	(203.0)	—	—	(203.0)
Dividends on common stock	—	—	(54.6)	(54.6)
Stock options, restricted stock and performance units	28.2	—	—	28.2
Balance, December 31, 2016	3,213.8	622.4	650.7	4,486.9
Cumulative effect of accounting change	.9	—	(.6)	.3
Balance, January 1, 2017	3,214.7	622.4	650.1	4,487.2
Net income	—	—	175.6	175.6
Change in unrealized appreciation (depreciation) of investments (net of applicable income tax expense of $194.4)	—	382.1	—	382.1
Change in noncredit component of impairment losses on fixed maturities, available for sale (net of applicable income tax expense of $1.2)	—	2.2	—	2.2
Reclassification of stranded income tax effects from the Tax Cuts and Jobs Act	—	205.4	(205.4)	—
Cost of common stock repurchased	(167.1)	—	—	(167.1)
Dividends on common stock	—	—	(59.9)	(59.9)
Stock options, restricted stock and performance units	27.4	—	—	27.4
Balance, December 31, 2017	3,075.0	1,212.1	560.4	4,847.5
Cumulative effect of accounting change	—	(16.3)	16.3	—
Balance, January 1, 2018	3,075.0	1,195.8	576.7	4,847.5
Net loss	—	—	(315.0)	(315.0)
Change in unrealized appreciation (depreciation) of investments (net of applicable income tax benefit of $281.3)	—	(1,017.0)	—	(1,017.0)
Change in noncredit component of impairment losses on fixed maturities, available for sale (net of applicable income tax benefit of $.3)	—	(1.1)	—	(1.1)
Cost of common stock repurchased	(100.9)	—	—	(100.9)
Dividends on common stock	—	—	(65.1)	(65.1)
Stock options, restricted stock and performance units	22.5	—	—	22.5
BALANCE, DECEMBER 31, 2018	$2,996.6	$177.7	$196.6	$3,370.9

The accompanying notes are an integral part of the consolidated financial statements.

CNO FINANCIAL GROUP, INC. - Form 10-K   101

PART II
ITEM 8 Consolidated Financial Statements

Consolidated Statement of Cash Flows

for the years ended December 31, 2018, 2017 and 2016

(Dollars in millions)	2018	2017	2016
Cash flows from operating activities:
Insurance policy income	$2,433.4	$2,483.2	$2,457.0
Net investment income	1,321.2	1,256.3	1,213.9
Fee revenue and other income	62.1	48.3	50.5
Cash and cash equivalents received upon recapture of reinsurance	—	—	73.6
Insurance policy benefits	(1,910.7)	(1,973.1)	(1,916.0)
Payment to reinsurer pursuant to long-term care business reinsured	(365.0)	—	—
Interest expense	(141.1)	(120.5)	(106.0)
Deferrable policy acquisition costs	(261.8)	(236.1)	(242.7)
Other operating costs	(788.5)	(747.4)	(747.9)
Income taxes	(31.8)	(77.4)	(6.7)
NET CASH FROM OPERATING ACTIVITIES	317.8	633.3	775.7
Cash flows from investing activities:
Sales of investments	3,210.2	2,460.7	2,828.9
Maturities and redemptions of investments	2,469.0	3,324.6	2,507.2
Purchases of investments	(6,205.8)	(6,141.0)	(6,159.8)
Net sales (purchases) of trading securities	25.9	108.9	(84.2)
Other	(25.0)	(23.4)	(22.5)
NET CASH USED BY INVESTING ACTIVITIES	(525.7)	(270.2)	(930.4)
Cash flows from financing activities:
Issuance of common stock	3.9	8.3	8.4
Payments to repurchase common stock	(108.0)	(168.3)	(210.0)
Common stock dividends paid	(64.8)	(59.6)	(54.8)
Amounts received for deposit products	1,588.5	1,445.9	1,386.7
Withdrawals from deposit products	(1,312.3)	(1,232.6)	(1,181.6)
Issuance of investment borrowings:
Federal Home Loan Bank	150.0	432.0	432.7
Related to variable interest entities	277.6	981.6	493.2
Payments on investment borrowings:
Federal Home Loan Bank	(150.9)	(432.7)	(333.5)
Related to variable interest entities and other	(276.8)	(1,248.6)	(514.9)
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	107.2	(274.0)	26.2
Net increase (decrease) in cash and cash equivalents	(100.7)	89.1	(128.5)
Cash and cash equivalents - unrestricted and held by variable interest entities, beginning of year	757.3	668.2	796.7
CASH AND CASH EQUIVALENTS - UNRESTRICTED AND HELD BY VARIABLE INTEREST ENTITIES, END OF YEAR	$656.6	$757.3	$668.2

The accompanying notes are an integral part of the consolidated financial statements.

102   CNO FINANCIAL GROUP, INC. - Form 10-K

PART II
ITEM 8 Consolidated Financial Statements

Notes to Consolidated Financial Statements

1. BUSINESS AND BASIS OF PRESENTATION

CNO Financial Group, Inc., a Delaware corporation (“CNO”), is a holding company for a group of insurance companies operating throughout the United States that develop, market and administer health insurance, annuity, individual life insurance and other insurance products. The terms “CNO Financial Group, Inc.”, “CNO”, the “Company”, “we”, “us”, and “our” as used in these financial statements refer to CNO and its subsidiaries. Such terms, when used to describe insurance business and products, refer to the insurance business and products of CNO’s insurance subsidiaries.

We focus on serving middle-income pre-retiree and retired Americans, which we believe are attractive, underserved, high growth markets. We sell our products through three distribution channels: career agents, independent producers (some of whom sell one or more of our product lines exclusively) and direct marketing.

The Company manages its business through the following operating segments: Bankers Life, Washington National and Colonial Penn, which are defined on the basis of product distribution; long-term care in run-off; and corporate operations, comprised of holding company activities and certain noninsurance company businesses. On September 27, 2018, the Company completed a long-term care reinsurance transaction pursuant to which its wholly-owned subsidiary, Bankers Life and Casualty Company (“Bankers Life”), entered into an agreement with Wilton Reassurance Company (“Wilton Re”) to cede all of its legacy (prior to 2003) comprehensive and nursing home long-term care policies (with statutory reserves of $2.7 billion) through 100% indemnity coinsurance, as further described in the note to the consolidated financial statements entitled “Summary of Significant Accounting Policies - Reinsurance”. In anticipation of the reinsurance agreement, the Company reorganized its business segments to move the block to be ceded from the “Bankers Life segment” to the “Long-term care in run-off segment” in the third quarter of 2018. All prior period segment disclosures have been revised to conform to management’s current view of the Company’s operating segments.

●

Bankers Life, which underwrites, markets and distributes Medicare supplement insurance, interest-sensitive life insurance, traditional life insurance, fixed annuities and long-term care insurance products to the middle-income senior market through a dedicated field force of career agents, financial and investment advisors, and sales managers supported by a network of community-based sales offices. The Bankers Life segment includes primarily the business of Bankers Life. Bankers Life also has various distribution and marketing agreements with other insurance companies to use Bankers Life’s career agents to distribute Medicare Advantage and prescription drug plan products in exchange for a fee.

●

Washington National, which underwrites, markets and distributes supplemental health (including specified disease, accident and hospital indemnity insurance products) and life insurance to middle-income consumers at home and at the worksite. These products are marketed through Performance Matters Associates, Inc. and through independent marketing organizations and insurance agencies including worksite marketing. The products being marketed are underwritten by Washington National Insurance Company (“Washington National”). This segment’s business also includes certain closed blocks of annuities and Medicare supplement policies which are no longer being actively marketed by this segment and were primarily issued or acquired by Washington National.

●

Colonial Penn, which markets primarily graded benefit and simplified issue life insurance directly to customers in the senior middle-income market through television advertising, direct mail, the internet and telemarketing. The Colonial Penn segment includes primarily the business of Colonial Penn Life Insurance Company (“Colonial Penn”).

●

Long-term care in run-off consists of: (i) the long-term care business that was recaptured due to the termination of certain reinsurance agreements effective September 30, 2016 (such business is not actively marketed and was issued or acquired by Washington National and Bankers Conseco Life Insurance Company (“BCLIC”); and (ii) certain legacy (prior to 2003) comprehensive and nursing home long-term care policies which were ceded in September 2018 (such business is not actively marketed and was issued by Bankers Life).

We prepare our financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”). We have reclassified certain amounts from the prior periods to conform to the 2018 presentation. These reclassifications have no effect on net income or shareholders’ equity.

The accompanying financial statements include the accounts of the Company and its subsidiaries. Our consolidated financial statements exclude transactions between us and our consolidated affiliates, or among our consolidated affiliates.

When we prepare financial statements in conformity with GAAP, we are required to make estimates and assumptions that significantly affect reported amounts of various assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting periods. For example, we use significant estimates and assumptions to calculate values for deferred acquisition costs, the present value of future profits, fair value measurements of certain investments (including derivatives), other-than-temporary impairments of investments, assets and liabilities related to income taxes, liabilities for insurance products, liabilities related to litigation and guaranty fund assessment accruals. If our future experience differs from these estimates and assumptions, our financial statements would be materially affected.

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PART II
ITEM 8 Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investments

Fixed maturity securities include available for sale bonds and redeemable preferred stocks. We carry these investments at estimated fair value. We record any unrealized gain or loss, net of tax and related adjustments, as a component of shareholders’ equity.

Equity securities include investments in common stock, exchange-traded funds and non-redeemable preferred stock. We carry these investments at estimated fair value. Effective January 1, 2018, changes in the fair value of equity securities are recognized in net income as further described below under the caption “Recently Issued Accounting Standards - Adopted Accounting Standards”. Prior to January 1, 2018, changes in the fair value of equity securities were recorded in “Accumulated other comprehensive income”.

Mortgage loans held in our investment portfolio are carried at amortized unpaid balances, net of provisions for estimated losses. Interest income is accrued on the principal amount of the loan based on the loan’s contractual interest rate. Payment terms specified for mortgage loans may include a prepayment penalty for unscheduled payoff of the investment. Prepayment penalties are recognized as investment income when received.

Policy loans are stated at current unpaid principal balances. Policy loans are collateralized by the cash surrender value of the life insurance policy. Interest income is recorded as earned using the contractual interest rate.

Trading securities include: (i) investments purchased with the intent of selling in the near team to generate income; (ii) investments supporting certain insurance liabilities; and (iii) certain fixed maturity securities containing embedded derivatives for which we have elected the fair value option. The change in fair value of the income generating investments and investments supporting insurance liabilities and reinsurance agreements is recognized in income from policyholder and other special-purpose portfolios (a component of net investment income). The change in fair value of securities with embedded derivatives is recognized in realized investment gains (losses). Investment income related to investments supporting certain insurance liabilities is substantially offset by the change in insurance policy benefits related to certain products.

Other invested assets include: (i) call options purchased in an effort to offset or hedge the effects of certain policyholder benefits related to our fixed index annuity and life insurance products; (ii) Company-owned life insurance (“COLI”); (iii) investments in the common stock of the Federal Home Loan Bank (“FHLB”); and (iv) certain non-traditional investments. We carry the call options at estimated fair value as further described in the section of this note entitled “Accounting for Derivatives”. We carry COLI at its cash surrender value which approximates its net realizable value. Non-traditional investments include investments in certain limited partnerships and hedge funds which are accounted for using the equity method; and promissory notes, which are accounted for using the cost method. In accounting for limited partnerships and hedge funds, we consistently use the most recently available financial information provided by the general partner or manager of each of these investments, which is one to three months prior to the end of our reporting period.

Interest income on fixed maturity securities is recognized when earned using a constant effective yield method giving effect to amortization of premiums and accretion of discounts. Prepayment fees are recognized when earned. Dividends on equity securities are recognized when declared.

When we sell a security (other than trading securities), we report the difference between the sale proceeds and amortized cost (determined based on specific identification) as a realized investment gain or loss.

We regularly evaluate our investments for possible impairment as further described in the note to the consolidated financial statements entitled “Investments”.

When a security defaults (including mortgage loans) or securities are other-than-temporarily impaired, our policy is to discontinue the accrual of interest and eliminate all previous interest accruals, if we determine that such amounts will not be ultimately realized in full.

Cash and Cash Equivalents

Cash and cash equivalents include commercial paper, invested cash and other investments purchased with original maturities of less than three months. We carry them at amortized cost, which approximates estimated fair value. It is the Company’s policy to offset negative cash balances with positive balances in other accounts with the same counterparty when agreements are in place permitting legal right of offset.

Deferred Acquisition Costs

Deferred acquisition costs represent incremental direct costs related to the successful acquisition of new or renewal insurance contracts. For interest-sensitive life or annuity products, we amortize these costs in relation to the estimated gross profits using the interest rate credited to the underlying policies. For other products, we amortize these costs in relation to future anticipated premium revenue using the projected investment earnings rate.

When we realize a gain or loss on investments backing our interest-sensitive life or annuity products, we adjust the amortization to reflect the change in estimated gross profits from the products due to the gain or loss realized and the effect on future investment yields. We also adjust deferred acquisition costs for the change in amortization that would have been recorded if our fixed maturity securities, available for sale, had been sold at their stated aggregate fair value and the proceeds reinvested at current yields. We limit the total adjustment related to the impact of unrealized losses to the total of costs capitalized plus interest related to insurance policies issued in a particular year. We include the impact of this adjustment in accumulated other comprehensive income (loss) within shareholders’ equity.

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PART II
ITEM 8 Consolidated Financial Statements

We regularly evaluate the recoverability of the unamortized balance of the deferred acquisition costs. We consider estimated future gross profits or future premiums, expected mortality or morbidity, interest earned and credited rates, persistency and expenses in determining whether the balance is recoverable. If we determine a portion of the unamortized balance is not recoverable, it is charged to amortization expense. In certain cases, the unamortized balance of the deferred acquisition costs may not be deficient in the aggregate, but our estimates of future earnings indicate that profits would be recognized in early periods and losses in later periods. In this case, we increase the amortization of the deferred acquisition costs over the period of profits, by an amount necessary to offset losses that are expected to be recognized in the later years.

Present Value of Future Profits

The present value of future profits is the value assigned to the right to receive future cash flows from policyholder insurance contracts existing at September 10, 2003 (the “Effective Date”, the effective date of the bankruptcy reorganization of Conseco, Inc., an Indiana corporation (our “Predecessor”)). The discount rate we used to determine the present value of future profits was 12 percent. The balance of this account is amortized and evaluated for recovery in the same manner as described above for deferred acquisition costs. We also adjust the present value of future profits for the change in amortization that would have been recorded if the fixed maturity securities, available for sale, had been sold at their stated aggregate fair value and the proceeds reinvested at current yields, similar to the manner described above for deferred acquisition costs. We limit the total adjustment related to the impact of unrealized losses to the total present value of future profits plus interest.

Recognition of Insurance Policy Income and Related Benefits and Expenses on Insurance Contracts

For interest-sensitive life and annuity contracts that do not involve significant mortality or morbidity risk, the amounts collected from policyholders are considered deposits and are not included in revenue. Revenues for these contracts consist of charges for policy administration, cost of insurance charges and surrender charges assessed against policyholders’ account balances. Such revenues are recognized when the service or coverage is provided, or when the policy is surrendered.

We establish liabilities for annuity and interest-sensitive life products equal to the accumulated policy account values, which include an accumulation of deposit payments plus credited interest, less withdrawals and the amounts assessed against the policyholder through the end of the period. In addition, policyholder account values for certain interest-sensitive life products are impacted by our assumptions related to changes of certain non-guaranteed elements that we are allowed to make under the terms of the policy, such as cost of insurance charges, expense loads, credited interest rates and policyholder bonuses. Sales inducements provided to the policyholders of these products are recognized as liabilities over the period that the contract must remain in force to qualify for the inducement. The options attributed to the policyholder related to our fixed index annuity products are accounted for as embedded derivatives as described in the section of this note entitled “Accounting for Derivatives”.

Premiums from individual life products (other than interest-sensitive life contracts) and health products are recognized when due. When premiums are due over a significantly shorter period than the period over which benefits are provided, any gross premium in excess of the net premium (i.e., the portion of the gross premium required to provide for all expected future benefits and expenses) is deferred and recognized into revenue in a constant relationship to insurance in force. Benefits are recorded as an expense when they are incurred.

We establish liabilities for traditional life, accident and health insurance, and life contingent payment annuity products using mortality tables in general use in the United States, which are modified to reflect the Company’s actual experience when appropriate. We establish liabilities for accident and health insurance products using morbidity tables based on the Company’s actual or expected experience. These reserves are computed at amounts that, with additions from estimated future premiums received and with interest on such reserves at estimated future rates, are expected to be sufficient to meet our obligations under the terms of the policy. Liabilities for future policy benefits are computed on a net-level premium method based upon assumptions as to future claim costs, investment yields, mortality, morbidity, withdrawals, policy dividends and maintenance expenses determined when the policies were issued (or with respect to policies inforce at August 31, 2003, the Company’s best estimate of such assumptions on the Effective Date). We make an additional provision to allow for potential adverse deviation for some of our assumptions. Once established, assumptions on these products are generally not changed unless a premium deficiency exists. In that case, a premium deficiency reserve is recognized and the future pattern of reserve changes is modified to reflect the relationship of premiums to benefits based on the current best estimate of future claim costs, investment yields, mortality, morbidity, withdrawals, policy dividends and maintenance expenses, determined without an additional provision for potential adverse deviation.

We establish claim reserves based on our estimate of the loss to be incurred on reported claims plus estimates of incurred but unreported claims based on our past experience.

Accounting for Long-term Care Premium Rate Increases

Many of our long-term care policies have been subject to premium rate increases. In some cases, these premium rate increases were materially consistent with the assumptions we used to value the particular block of business at the Effective Date. With respect to certain premium rate increases, some of our policyholders were provided an option to cease paying their premiums and receive a non-forfeiture option in the form of a paid-up policy with limited benefits. In addition, our policyholders could choose to reduce their coverage amounts and premiums in the same proportion, when permitted by our contracts or as required by regulators. The following describes how we account for these policyholder options:

●	Premium rate increases - If premium rate increases reflect a change in our previous rate increase assumptions, the new assumptions are not reflected prospectively in our reserves. Instead, the additional premium revenue resulting from the

CNO FINANCIAL GROUP, INC. - Form 10-K   105

PART II
ITEM 8 Consolidated Financial Statements

rate increase is recognized as earned and original assumptions continue to be used to determine changes to liabilities for insurance products unless a premium deficiency exists.
●	Benefit reductions - A policyholder may choose reduced coverage with a proportionate reduction in premium, when permitted by our contracts. This option does not require additional underwriting. Benefit reductions are treated as a partial lapse of coverage, and the balance of our reserves and deferred insurance acquisition costs is reduced in proportion to the reduced coverage.

●	Non-forfeiture benefits offered in conjunction with a rate increase - In some cases, non-forfeiture benefits are offered to policyholders who wish to lapse their policies at the time of a significant rate increase. In these cases, exercise of this option is treated as an extinguishment of the original contract and issuance of a new contract. The balance of our reserves and deferred insurance acquisition costs are released, and a reserve for the new contract is established.

Some of our policyholders may receive a non-forfeiture benefit if they cease paying their premiums pursuant to their original contract (or pursuant to changes made to their original contract as a result of a litigation settlement made prior to the Effective Date or an order issued by the Florida Office of Insurance Regulation). In these cases, exercise of this option is treated as the exercise of a policy benefit, and the reserve for premium paying benefits is reduced, and the reserve for the non-forfeiture benefit is adjusted to reflect the election of this benefit.

Accounting for Certain Marketing Agreements

Bankers Life has entered into various distribution and marketing agreements with other insurance companies to use Bankers Life’s career agents to distribute prescription drug and Medicare Advantage plans. These agreements allow Bankers Life to offer these products to current and potential future policyholders without investment in management and infrastructure. We receive fee income related to the plans sold through our distribution channels and incur distribution expenses paid to our agents who sell such products. As further discussed below under the caption “Recently Issued Accounting Standards - Adopted Accounting Standards”, we adopted the new revenue recognition guidance which was effective January 1, 2018. The adoption of this new guidance had no impact on the fee revenue we recognized in any calendar year, but did impact the amounts we recognized during each quarterly period within a calendar year.

Reinsurance

In the normal course of business, we seek to limit our loss exposure on any single insured or to certain groups of policies by ceding reinsurance to other insurance enterprises. We currently retain no more than $.8 million of mortality risk on any one policy. We diversify the risk of reinsurance loss by using a number of reinsurers that have strong claims-paying ratings. In each case, the ceding CNO subsidiary is directly liable for claims reinsured in the event the assuming company is unable to pay.

The cost of reinsurance ceded totaled $144.5 million, $105.0 million and $123.9 million in 2018, 2017 and 2016, respectively. We deduct this cost from insurance policy income. Reinsurance recoveries netted against insurance policy benefits totaled $173.5 million, $88.6 million and $130.1 million in 2018, 2017 and 2016, respectively.

From time to time, we assume insurance from other companies. Any costs associated with the assumption of insurance are amortized consistent with the method used to amortize deferred acquisition costs. Reinsurance premiums assumed totaled $28.0 million, $30.4 million and $34.0 million in 2018, 2017 and 2016, respectively. Insurance policy benefits related to reinsurance assumed totaled $36.4 million, $44.7 million and $47.5 million in 2018, 2017 and 2016, respectively.

On September 27, 2018, the Company completed a long-term care reinsurance transaction pursuant to which its wholly-owned subsidiary, Bankers Life, entered into an agreement with Wilton Re to cede all of its legacy (prior to 2003) comprehensive and nursing home long-term care policies (with statutory reserves of $2.7 billion) through 100% indemnity coinsurance. Bankers Life paid a ceding commission of $825 million to reinsure the block, funded through excess capital in the insurance subsidiaries and at the holding company. Bankers Life transferred to Wilton Re assets equal to the statutory liabilities supporting the block plus the ceding commission (subject to a customary post-closing adjustment). In anticipation of the reinsurance agreement, the Company reorganized its business segments to move the block to be ceded from the “Bankers Life segment” to the “Long-term care in run-off segment” in the third quarter of 2018. Accordingly, the Company evaluates and tests for loss recognition separately for the ceded block included in the “Long-term care in run-off segment”. CNO recognized a charge related to the transaction of $661.1 million, net of taxes and gains recognized on the assets transferred to Wilton Re. The charge is primarily attributable to loss recognition on the block due to the ceding commission. Including cash flows related to reinsurance in loss recognition testing is consistent with the Company’s past practices and policies.

In addition to the reinsurance agreement, Bankers Life and another CNO subsidiary entered into certain other agreements with Wilton Re, including a trust agreement, an administrative services agreement and a transition services agreement.

Wilton Re established a trust account for the benefit of Bankers Life to secure its obligations under the coinsurance agreement. The trust account is required to hold qualified assets with book values equal to the statutory liabilities of the block plus an additional amount, initially $500 million, which declines over time.

In December 2013, two of our insurance subsidiaries entered into 100% coinsurance agreements ceding $495 million of long-term care reserves to Beechwood Re Ltd. (“BRe”). Pursuant to the agreements, the insurance subsidiaries paid an additional premium of $96.9 million to BRe and an amount equal to the related net liabilities. The insurance subsidiaries’ ceded reserve credits were secured by assets in market-value trusts subject to a 7% overcollateralization, investment guidelines and periodic true-up provisions. Future payments into the trusts to maintain collateral requirements were the responsibility of BRe.

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PART II
ITEM 8 Consolidated Financial Statements

In September 2016, we terminated the reinsurance agreements with BRe and recaptured the ceded business. As a result of the recapture, we were required to value the assets and liabilities as of the date of recapture based on valuation methodologies that are consistent with the methodologies used by CNO to value its other investments and insurance liabilities. Accordingly, we recognized a loss on the recapture of the long-term care business as summarized below (dollars in millions):

Market value of investments	$504.7
Insurance liabilities	(552.2)
Write-off of reinsurance receivables	(17.9)
Estimated transaction expenses	(10.0)
Pre-tax loss	(75.4)
Tax benefit	26.4
Increase in valuation allowance for deferred tax assets	(4.1)
AFTER-TAX LOSS	$(53.1)

Income Taxes

Our income tax expense includes deferred income taxes arising from temporary differences between the financial reporting and tax bases of assets and liabilities and net operating loss carryforwards (“NOLs”). Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which temporary differences are expected to be recovered or paid. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in earnings in the period when the changes are enacted.

A reduction of the net carrying amount of deferred tax assets by establishing a valuation allowance is required if, based on the available evidence, it is more likely than not that such assets will not be realized. In assessing the need for a valuation allowance, all available evidence, both positive and negative, shall be considered to determine whether, based on the weight of that evidence, a valuation allowance for deferred tax assets is needed. This assessment requires significant judgment and considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of carryforward periods, our experience with operating loss and tax credit carryforwards expiring unused, and tax planning strategies. We evaluate the need to establish a valuation allowance for our deferred income tax assets on an ongoing basis. The realization of our deferred tax assets depends upon generating sufficient future taxable income of the appropriate type during the periods in which our temporary differences become deductible and before our NOLs expire.

At December 31, 2018, our valuation allowance for our net deferred tax assets was $193.7 million, as we have determined that it is more likely than not that a portion of our deferred tax assets will not be realized. This determination was made by evaluating each component of the deferred tax assets and assessing the effects of limitations and/or interpretations on the value of such component to be fully recognized in the future.

Investments in Variable Interest Entities

We have concluded that we are the primary beneficiary with respect to certain variable interest entities (“VIEs”), which are consolidated in our financial statements. All of the VIEs are collateralized loan trusts that were established to issue securities to finance the purchase of corporate loans and other permitted investments. The assets held by the trusts are legally isolated and not available to the Company. The liabilities of the VIEs are expected to be satisfied from the cash flows generated by the underlying loans held by the trusts, not from the assets of the Company. The Company has no financial obligation to the VIEs beyond its investment in each VIE.

The investment portfolios held by the VIEs are primarily comprised of commercial bank loans to corporate obligors which are almost entirely rated below-investment grade. Refer to the note to the consolidated financial statements entitled “Investments in Variable Interest Entities” for additional information about VIEs.

In addition, the Company, in the normal course of business, makes passive investments in structured securities issued by VIEs for which the Company is not the investment manager. These structured securities include asset-backed securities, collateralized debt obligations, commercial mortgage-backed securities, residential mortgage-backed securities and collateralized mortgage obligations. Our maximum exposure to loss on these securities is limited to our cost basis in the investment. We have determined that we are not the primary beneficiary of these structured securities due to the relative size of our investment in comparison to the total principal amount of the individual structured securities and the level of credit subordination which reduces our obligation to absorb gains or losses.

At December 31, 2018, we held investments in various limited partnerships and hedge funds, in which we are not the primary beneficiary, totaling $507.3 million (classified as other invested assets). At December 31, 2018, we had unfunded commitments to these partnerships and hedge funds totaling $183.8 million. Our maximum exposure to loss on these investments is limited to the amount of our investment.

Investment borrowings

Three of the Company’s insurance subsidiaries (Washington National, Bankers Life and Colonial Penn) are members of the FHLB. As members of the FHLB, our insurance subsidiaries have the ability to borrow on a collateralized basis from the FHLB. We are required to hold certain minimum amounts of FHLB common stock as a condition of membership in the FHLB, and additional amounts based on the amount of the borrowings. New guidance effective January 1, 2018, requiring equity investments to be measured at fair value (as described in the section of this note entitled “Recently Issued Accounting Standards - Adopted Accounting Standards”) does not apply to FHLB common stock and prohibits such investments from being classified as equity

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PART II
ITEM 8 Consolidated Financial Statements

securities subject to the new guidance. Accordingly, we have classified our investment in the FHLB common stock as other invested assets. In order to conform to the current presentation, the prior period investment in the FHLB common stock has been reclassified to other invested assets. At December 31, 2018, the carrying value of the FHLB common stock was $71.1 million. As of December 31, 2018, collateralized borrowings from the FHLB totaled $1.6 billion and the proceeds were used to purchase fixed maturity securities. The borrowings are classified as investment borrowings in the accompanying consolidated balance sheet. The borrowings are collateralized by investments with an estimated fair value of $1.9 billion at December 31, 2018, which are maintained in a custodial account for the benefit of the FHLB. Substantially all of such investments are classified as fixed maturities, available for sale, in our consolidated balance sheet.

The following summarizes the terms of the borrowings from the FHLB by our insurance subsidiaries (dollars in millions):

Amount borrowed		Maturity date	Interest rate at December 31, 2018
	$50.0	February 2019	Variable rate – 2.719%
	21.8	July 2019	Variable rate – 2.969%
	15.0	October 2019	Variable rate – 3.022%
	50.0	May 2020	Variable rate – 2.975%
	21.8	June 2020	Fixed rate – 1.960%
	25.0	September 2020	Variable rate – 3.449%
	100.0	September 2020	Variable rate – 3.166%
	50.0	September 2020	Variable rate – 3.166%
	75.0	September 2020	Variable rate – 2.923%
	100.0	October 2020	Variable rate – 2.518%
	50.0	December 2020	Variable rate – 3.047%
	100.0	July 2021	Variable rate – 2.986%
	100.0	July 2021	Variable rate – 2.956%
	57.7	August 2021	Variable rate – 3.112%
	28.2	August 2021	Fixed rate – 2.550%
	125.0	August 2021	Variable rate – 2.986%
	50.0	September 2021	Variable rate – 3.229%
	22.0	May 2022	Variable rate – 3.057%
	100.0	May 2022	Variable rate – 2.952%
	10.0	June 2022	Variable rate – 3.381%
	50.0	July 2022	Variable rate – 2.790%
	50.0	July 2022	Variable rate – 2.867%
	50.0	July 2022	Variable rate – 2.889%
	50.0	August 2022	Variable rate – 2.979%
	50.0	December 2022	Variable rate – 3.038%
	50.0	December 2022	Variable rate – 3.038%
	23.9	March 2023	Fixed rate – 2.160%
	50.0	July 2023	Variable rate – 2.845%
	100.0	July 2023	Variable rate – 2.845%
	20.4	June 2025	Fixed rate – 2.940%
$1,645.8

The variable rate borrowings are pre-payable on each interest reset date without penalty. The fixed rate borrowings are prepayable subject to payment of a yield maintenance fee based on prevailing market interest rates. At December 31, 2018, the aggregate yield maintenance fee to prepay all fixed rate borrowings was $.1 million.

Interest expense of $41.9 million, $27.0 million and $17.5 million in 2018, 2017 and 2016, respectively, was recognized related to total borrowings from the FHLB.

Accounting for Derivatives

Our fixed index annuity products provide a guaranteed minimum rate of return and a higher potential return that is based on a percentage (the “participation rate”) of the amount of increase in the value of a particular index, such as the Standard & Poor’s 500 Index, over a specified period. Typically, on each policy anniversary date, a new index period begins. We are generally able to change the participation rate at the beginning of each index period during a policy year, subject to policy minimums. The Company accounts for the options attributed to the policyholder for the estimated life of the policy as embedded derivatives. We are required to record the embedded derivatives related to our fixed index annuity products at estimated fair value.

The value of the embedded derivative is based on the estimated cost to fulfill our commitment to fixed indexed annuity policyholders to purchase a series of annual forward options over the duration of the policy that back the potential return based on a percentage of the amount of increase in the value of the appropriate index. In valuing these options, we are required to make assumptions regarding: (i) future index values to determine both the future notional amounts at each anniversary date and the future prices of the forward starting options; (ii) future annual participation rates; and (iii) non-economic factors related to policy persistency. These assumptions are used to estimate the future cost to purchase the options.

The value of the embedded derivatives is determined based on the present value of estimated future option costs discounted using a risk-free rate adjusted for our non-performance risk and risk margins for non-capital market inputs. The non-performance risk adjustment is determined by taking into consideration publicly available information related to spreads in the secondary market for debt with credit ratings similar to ours. These observable spreads are then adjusted to reflect the priority of these liabilities and the claim paying ability of the issuing insurance subsidiaries.

Risk margins are established to capture non-capital market risks which represent the additional compensation a market participant would require to assume the risks related to the uncertainties regarding the embedded derivatives, including future policyholder behavior related to persistency. The determination of the risk margin is highly judgmental given the lack of a market to assume the risks solely related to the embedded derivatives of our fixed index annuity products.

The determination of the appropriate risk-free rate and non-performance risk is sensitive to the economic and interest rate environment. Accordingly, the value of the derivative is volatile due to external market sensitivities, which may materially affect net income. Additionally, changes in the judgmental assumptions regarding the appropriate risk margin can significantly impact the value of the derivative.

We typically buy call options (including call spreads) referenced to the applicable indices in an effort to offset or hedge potential increases to policyholder benefits resulting from increases in the particular index to which the policy’s return is linked.

108   CNO FINANCIAL GROUP, INC. - Form 10-K

PART II
ITEM 8 Consolidated Financial Statements

We purchase certain fixed maturity securities that contain embedded derivatives that are required to be held at fair value on the consolidated balance sheet. We have elected the fair value option to carry the entire security at fair value with changes in fair value reported in net income.

Sales Inducements

Certain of our annuity products offer sales inducements to contract holders in the form of enhanced crediting rates or bonus payments in the initial period of the contract. Certain of our life insurance products offer persistency bonuses credited to the contract holder’s balance after the policy has been outstanding for a specified period of time. These enhanced rates and persistency bonuses are considered sales inducements in accordance with GAAP. Such amounts are deferred and amortized in the same manner as deferred acquisition costs. Sales inducements deferred totaled $11.6 million, $2.0 million and $3.4 million during 2018, 2017 and 2016, respectively. Amounts amortized totaled $10.6 million, $8.9 million and $11.4 million during 2018, 2017 and 2016, respectively. The unamortized balance of deferred sales inducements was $43.5 million and $42.5 million at December 31, 2018 and 2017, respectively.

Out-of-Period Adjustments

In 2018, we recorded the net effect of out-of-period adjustments related to the calculation of certain insurance liabilities which increased insurance policy benefits by $2.5 million (of which, $1.4 million related to long-term care reserves in the Bankers Life segment and $1.1 million related to a closed block of payout annuities in the Colonial Penn segment), decreased tax expense by $.5 million and increased our net loss by $2.0 million (or 1 cent per diluted share). In 2017, we recorded the net effect of out-of-period adjustments which decreased insurance policy benefits by $4.2 million, increased other operating costs and expenses by $2.0 million, increased tax expense by $.8 million and increased our net income by $1.4 million (or 1 cent per diluted share). We evaluated these adjustments taking into account both qualitative and quantitative factors and considered the impact of these adjustments in relation to each period, as well as the periods in which they originated. The impact of recognizing these adjustments in prior years was not significant to any individual period. Management believes these adjustments are immaterial to the consolidated financial statements and all previously issued financial statements.

Recently Issued Accounting Standards

Pending Accounting Standards

In February 2016, the Financial Accounting Standards Board (the “FASB”) issued authoritative guidance related to accounting for leases, requiring lessees to report most leases on their balance sheets, regardless of whether the lease is classified as a finance lease or an operating lease. For lessees, the initial lease liability is equal to the present value of future lease payments, and a corresponding asset, adjusted for certain items, is also recorded. Expense recognition for lessees will remain similar to current accounting requirements for capital and operating leases. The accounting applied by a lessor is largely unchanged from that applied under previous GAAP. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The guidance will be effective for the Company for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Based on lease contracts in effect at December 31, 2018, the Company’s analysis currently indicates that the primary impact of implementation of the new leasing guidance will be the recognition of a “right to use” asset and a “lease liability” of approximately $65 million. The cumulative effect adjustment to retained earnings as of January 1, 2019 is not material.

In June 2016, the FASB issued authoritative guidance related to the measurement of credit losses on financial instruments. The new guidance replaces the incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to form credit loss estimates. The guidance will be effective for the Company for fiscal years beginning in 2020, including interim periods within the fiscal year. Early adoption is permitted as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company has not yet determined the expected impact of adoption of this guidance on its consolidated financial position, results of operations or cash flows.

In January 2017, the FASB issued authoritative guidance that removes Step 2 of the goodwill impairment test under current guidance, which requires a hypothetical purchase price allocation. The new guidance requires an impairment charge to be recognized for the amount by which the carrying amount exceeds the reported unit’s fair value. Upon adoption, the guidance is to be applied prospectively. The guidance will be effective for the Company on January 1, 2020, with early adoption permitted. The adoption of this guidance is not expected to have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In March 2017, the FASB issued authoritative guidance related to the premium amortization on purchased callable debt securities. The guidance shortens the amortization period for certain callable debt securities held at a premium. Specifically, the new guidance requires the premium to be amortized to the earliest call date. The guidance does not require an accounting change for securities held at a discount; the discount continues to be amortized to maturity. The guidance will be effective for the Company for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The guidance should be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. The adoption of this guidance is not expected to have a material impact on the Company’s consolidated financial position, results of operations or cash flows based on the investments held by the Company at December 31, 2018, that are applicable to this guidance.

In August 2017, the FASB issued authoritative guidance related to derivatives and hedging. The new guidance expands and refines hedge accounting for both nonfinancial and financial risk components and aligns the recognition and presentation of the effects of the hedging instruments and the hedged item in

CNO FINANCIAL GROUP, INC. - Form 10-K   109

PART II
ITEM 8 Consolidated Financial Statements

the financial statements. The new guidance also includes certain targeted improvements to ease the application of current guidance related to the assessment of hedge effectiveness. The guidance will be effective for the Company for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Based on the Company’s current use of derivatives and hedging activities, the adoption of this guidance is not expected to have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In August 2018, the FASB issued authoritative guidance that will result in significant changes in the manner we account for and report our insurance contracts, including certain contract riders and deferred acquisition costs. The effective date is January 1, 2021.

The significant provisions of the new standard and differences from current methods are summarized below:

●	Under the current standard, liabilities for future policy benefits for long-duration products are established based on assumptions set at the issue date which are not changed unless there is a premium deficiency. Under the new standard, mortality, morbidity, persistency and expense assumptions must be reviewed for potential changes at least annually. For these assumption changes, the liability for future policy benefits is recomputed and a cumulative catch-up adjustment is recorded in current year income. The interest rate used to discount future cash flows will be based on the current yield of an upper-medium grade fixed income instrument and must be updated each reporting period; changes in the liability resulting from interest rate changes are recorded in accumulated other comprehensive income. Under current methods, the interest rate is based on expected yields on the underlying investment portfolio estimated at the issue date.

●	We will no longer be permitted to include a provision for adverse deviation in calculations of the liability for future policy benefits.
●	Since assumptions are updated regularly, there is no longer a need for premium deficiency testing.
●	The new guidance introduces the concept of market risk benefits for product features such as guaranteed minimum death or income benefits, which must be accounted for at fair value.
●	Deferred acquisition costs will generally be amortized on a constant level basis over the expected term of the contracts. Amortization based on estimated gross profits or gross margins will no longer be permitted. Deferred acquisition costs will no longer need to be tested for impairment and no interest is accreted. Adjustments for the change in amortization that would have occurred if fixed maturity securities, available for sale, had been sold at their aggregate fair value and the proceeds reinvested at current yields (commonly referred to as “shadow adjustments”) will no longer be required.

●	Significant additional annual and interim disclosures will be required including requirements for disaggregated rollforwards of the liability for future policy benefits, policyholder account balances, market risk benefits and deferred acquisition costs, as well as qualitative and quantitative information about expected cash flows, estimates and assumptions.

The new guidance is generally required to be adopted on a modified retrospective transition approach, with an option to elect a full retrospective transition if certain criteria are met. The transition approach for deferred acquisition costs is required to be consistent with the transition applied to the liability for future policyholder benefits. Under the modified retrospective approach, an entity would continue to use the existing locked-in investment yield interest rate assumption to calculate the net premium ratio for contracts in-force at the transition date. However, for balance sheet remeasurement purposes, the current upper-medium grade fixed-income corporate instrument yield would be used with the difference in values recognized through accumulated other comprehensive income at transition and subsequently through other comprehensive income. For market risk benefits, retrospective application is required, with the ability to use hindsight to measure fair value components to the extent assumptions in a prior period are unobservable or otherwise unavailable. We are currently in the early stages of implementing our project plan with respect to the new standard. Accordingly, we are continuing to evaluate the impact of adopting this new standard on our consolidated financial condition and results of operations.

In August 2018, the FASB issued authoritative guidance related to changes to the disclosure requirements for fair value measurement. The new guidance removes, modifies and adds certain disclosure requirements. The guidance will be effective for the Company on January 1, 2020. The adoption of such guidance will impact certain fair value disclosures, but will not impact our consolidated financial position, results of operations or cash flows.

Adopted Accounting Standards

In May 2014, the FASB issued authoritative guidance for recognizing revenue from contracts with customers. Certain contracts with customers are specifically excluded from this guidance, including insurance contracts. The core principle of the new guidance is that an entity should recognize revenue when it transfers promised goods or services in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The guidance was effective for the Company on January 1, 2018. The adoption of this new guidance impacted the timing of certain revenues and expenses between quarters of a calendar year for various distribution and marketing agreements with other insurance companies pursuant to which Bankers Life’s career agents distribute third party products including prescription drug and Medicare Advantage plans. The annual fee income earned during a calendar year did not change, but the amount recognized during each quarterly period varied based on the sales of such products in each period. Furthermore, we recognized distribution expenses in the same period that the associated fee revenue was earned. Periods prior to the January 1, 2018 adoption date were not restated to reflect the new guidance.

110   CNO FINANCIAL GROUP, INC. - Form 10-K

PART II
ITEM 8 Consolidated Financial Statements

In January 2016, the FASB issued authoritative guidance related to the recognition and measurement of financial assets and financial liabilities which made targeted improvements to GAAP as follows:

(i)

Require equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.

(ii)

Simplify the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment. When a qualitative assessment indicates that impairment exists, an entity is required to measure the investment at fair value.

(iii)

Eliminate the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet.

(iv)	Require public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes.
(v)

Require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments.

(vi)

Require separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements.

(vii)	Clarify that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets.

The guidance was effective for the Company on January 1, 2018. Accordingly, the Company recorded a cumulative effect adjustment to the balance sheet as of January 1, 2018, related to certain equity investments that are measured at fair value. The impact of adoption was as follows (dollars in millions):

	January 1, 2018
	Amounts prior to effect of adoption of authoritative guidance	Effect of adoption of authoritative guidance	As adjusted
Accumulated other comprehensive income	$1,212.1	$(16.3)	$1,195.8
Retained earnings	560.4	16.3	576.7
Total shareholders’ equity	4,847.5	—	4,847.5

In August 2016, the FASB issued authoritative guidance related to how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The guidance addresses eight specific cash flow issues including debt prepayment or debt extinguishment costs, proceeds from the settlement of corporate-owned life insurance policies, distributions received from equity method investees, and others. The guidance was effective for the Company on January 1, 2018. The adoption of this guidance resulted in reclassifications to certain cash receipts and payments within our consolidated statement of cash flows, but had no impact on our consolidated financial position, results of operations or cash flows. Periods prior to the January 1, 2018 adoption date have been restated to reflect the new guidance.

In November 2016, the FASB issued authoritative guidance to address the diversity in practice that currently exists regarding the classification and presentation of changes in restricted cash on the statement of cash flows. The new guidance requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. Entities are also required to disclose information about the nature of their restricted cash and restricted cash equivalents. Additionally, if cash, cash equivalents, restricted cash and restricted cash equivalents are presented in more than one line item in the statement of financial position, entities will be required to present a reconciliation, either on the face of the statement of cash flows or disclosed in the notes, of the totals in the statement of cash flows to the related line item captions in the statement of financial position. The guidance was effective for the Company on January 1, 2018. The adoption of this guidance impacted the presentation of our consolidated statement of cash flows and related cash flow disclosures, but did not have an impact on our consolidated financial position, results of operations or cash flows. Periods prior to the January 1, 2018 adoption date have been restated to reflect the new guidance.

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PART II
ITEM 8 Consolidated Financial Statements

The impact of adopting the cash flow guidance described above was as follows (dollars in millions):

	2017
	Amounts prior to effect of adoption of authoritative guidance	Restricted cash	COLI death benefits	Distributions received from equity method investments	As adjusted
Cash flows from operating activities:
Net investment income	$1,229.6	$—	$—	$26.7	$1,256.3
Other operating costs	(740.9)	—	(6.5)	—	(747.4)
Net cash flow from operating activities	613.1	—	(6.5)	26.7	633.3
Cash flows from investing activities:
Sales of investments	2,487.4	—	—	(26.7)	2,460.7
Change in cash and cash equivalents held by variable interest entities	10.4	(10.4)	—	—	—
Other	(29.9)	—	6.5	—	(23.4)
Net cash provided (used) by investing activities	(239.6)	(10.4)	6.5	(26.7)	(270.2)
Net increase (decrease) in cash and cash equivalents	99.5	(10.4)	—	—	89.1
Cash and cash equivalents - unrestricted and held by variable interest entities, beginning of period	478.9	189.3	—	—	668.2
Cash and cash equivalents - unrestricted and held by variable interest entities, end of period	578.4	178.9	—	—	757.3

	2016
	Amounts prior to effect of adoption of authoritative guidance	Restricted cash	Distributions received from equity method investments	As adjusted
Cash flows from operating activities:
Net investment income	$1,201.0	$—	$12.9	$1,213.9
Net cash flow from operating activities	762.8	—	12.9	775.7
Cash flows from investing activities:
Sales of investments	2,841.8	—	(12.9)	2,828.9
Change in cash and cash equivalents held by variable interest entities	175.1	(175.1)	—	—
Net cash provided (used) by investing activities	(742.4)	(175.1)	(12.9)	(930.4)
Net increase (decrease) in cash and cash equivalents	46.6	(175.1)	—	(128.5)
Cash and cash equivalents - unrestricted and held by variable interest entities, beginning of period	432.3	364.4	—	796.7
Cash and cash equivalents - unrestricted and held by variable interest entities, end of period	478.9	189.3	—	668.2

In May 2017, the FASB issued authoritative guidance related to which changes to the terms or conditions of a share-based award require an entity to apply modification accounting. The guidance was effective for the Company for fiscal years beginning after December 15, 2017. Early adoption was permitted, including adoption in an interim period. The guidance is to be applied prospectively to an award modified on or after the adoption date. The adoption of this guidance did not have a material impact to the Company’s consolidated financial position, results of operations or cash flows.

In March 2016, the FASB issued authoritative guidance that clarifies the requirements for assessing whether contingent call (put) options that can accelerate the payment of principal on debt instruments are clearly and closely related to their debt hosts. An entity performing the assessment under this guidance is required to assess the embedded call (put) options solely in accordance with a four-step decision sequence. The guidance was effective for the Company on January 1, 2017. The adoption of this guidance had no effect on our consolidated financial statements.

112   CNO FINANCIAL GROUP, INC. - Form 10-K

PART II
ITEM 8 Consolidated Financial Statements

In March 2016, the FASB issued authoritative guidance related to several aspects of the accounting for share-based payment transactions, including the income tax consequences, accounting policy for forfeiture rate assumptions, classification of awards as either equity or liabilities and classification on the statement of cash flows. The new guidance requires all income tax effects of stock-based compensation awards to be recognized in the income statement when the awards vest or are settled. The new guidance also allows an employer to withhold shares upon settlement of an award to satisfy the employer’s tax withholding requirements up to the highest marginal tax rate applicable to employees, without resulting in liability classification of the award. Current guidance strictly limits the withholding to the employer’s minimum statutory tax withholding requirement. The guidance was effective for the Company on January 1, 2017. The impact of adoption was as follows (dollars in millions):

	January 1, 2017
	Amounts prior to effect of adoption of authoritative guidance	Effect of Adoption of Authoritative Guidance
		Election to account for forfeitures as they occur	Recognition of excess tax benefits	As adjusted
Income tax assets	$1,029.9	$.3	$15.7	$1,045.9
Valuation allowance for deferred income tax assets	(240.2)	—	(15.7)	(255.9)
Income tax assets, net	789.7	.3	—	790.0
Total assets	31,975.2	.3	—	31,975.5
Additional paid-in capital	3,212.1	.9	—	3,213.0
Retained earnings	650.7	(.6)	—	650.1
Total shareholders’ equity	4,486.9	.3	—	4,487.2
Total liabilities and shareholders’ equity	31,975.2	.3	—	31,975.5

In October 2016, the FASB issued authoritative guidance to amend the consolidation guidance on how a reporting entity that is the single decision maker of a VIE should treat indirect interests in the entity held through related parties that are under common control with the reporting entity when determining whether it is the primary beneficiary of that VIE. The guidance was effective for the Company on January 1, 2017. The adoption of this guidance had no impact on our consolidated financial statements.

In February 2018, the FASB issued authoritative guidance that allows a reclassification from accumulated other comprehensive income to retained earnings for the stranded tax effects resulting from the Tax Cuts and Jobs Act (the “Tax Reform Act”) enacted by the U.S. federal government on December 22, 2017. Such guidance only relates to the reclassification of the income tax effects of the Tax Reform Act. The Company early adopted this guidance and elected to reclassify the income tax effects of the Tax Reform Act from accumulated other comprehensive income as of December 31, 2017. As a result of such reclassification, retained earnings decreased by $205.4 million and accumulated other comprehensive income increased by $205.4 million. Such amount represents the decrease in the income tax rate from 35 percent to 21 percent on the net unrealized gains of our fixed maturity securities, available for sale, equity securities and certain other invested assets, net of related adjustments, included in accumulated other comprehensive income. Refer to the note to the consolidated financial statements entitled “Income Taxes” for additional information related to the Tax Reform Act.

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PART II
ITEM 8 Consolidated Financial Statements

3. INVESTMENTS

At December 31, 2018, the amortized cost, gross unrealized gains and losses, estimated fair value and other-than-temporary impairments in accumulated other comprehensive income of fixed maturities, available for sale, were as follows (dollars in millions):

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value	Other-than-temporary impairments included in accumulated other comprehensive income
Investment grade(a):
Corporate securities	$10,306.1	$402.4	$(319.2)	$10,389.3	$—
United States Treasury securities and obligations of United States government corporations and agencies	152.9	22.1	(.2)	174.8	—
States and political subdivisions	1,725.8	144.6	(2.6)	1,867.8	—
Debt securities issued by foreign governments	60.3	.9	(1.7)	59.5	—
Asset-backed securities	1,513.2	21.9	(6.7)	1,528.4	—
Collateralized debt obligations	325.3	—	(13.5)	311.8	—
Commercial mortgage-backed securities	1,445.0	16.6	(20.4)	1,441.2	—
Mortgage pass-through securities	1.5	.1	—	1.6	—
Collateralized mortgage obligations	347.6	11.4	(3.9)	355.1	(.2)
Total investment grade fixed maturities, available for sale	15,877.7	620.0	(368.2)	16,129.5	(.2)
Below-investment grade(a) (b):
Corporate securities	862.4	2.3	(51.0)	813.7	—
Asset-backed securities	1,038.9	108.4	(.9)	1,146.4	—
Collateralized debt obligations	12.7	—	(1.7)	11.0	—
Commercial mortgage-backed securities	77.9	.2	(1.3)	76.8	—
Collateralized mortgage obligations	238.2	32.3	(.2)	270.3	(.3)
Total below-investment grade fixed maturities, available for sale	2,230.1	143.2	(55.1)	2,318.2	(.3)
TOTAL FIXED MATURITIES, AVAILABLE FOR SALE	$18,107.8	$763.2	$(423.3)	$18,447.7	$(.5)
(a)

Investment ratings are assigned the second lowest rating by Nationally Recognized Statistical Rating Organizations (“NRSROs”) (Moody’s Investor Services, Inc. (“Moody’s”), S&P Global Ratings (“S&P”) or Fitch Ratings (“Fitch”)), or if not rated by such firms, the rating assigned by the National Association of Insurance Commissioners (the “NAIC”). NAIC designations of “1” or “2” include fixed maturities generally rated investment grade (rated “Baa3” or higher by Moody’s or rated “BBB-” or higher by S&P and Fitch). NAIC designations of “3” through “6” are referred to as below-investment grade (which generally are rated “Ba1” or lower by Moody’s or rated “BB+” or lower by S&P and Fitch). References to investment grade or below-investment grade throughout our consolidated financial statements are determined as described above.

(b)

Certain structured securities rated below-investment grade by NRSROs may be assigned a NAIC 1 or NAIC 2 designation based on the cost basis of the security relative to estimated recoverable amounts as determined by the NAIC. Refer to the table below for a summary of our fixed maturity securities, available for sale, by NAIC designations.

The NAIC evaluates the fixed maturity investments of insurers for regulatory and capital assessment purposes and assigns securities to one of six credit quality categories called NAIC designations, which are used by insurers when preparing their annual statements based on statutory accounting principles. The NAIC designations are generally similar to the credit quality designations of the NRSROs for marketable fixed maturity securities, except for certain structured securities. However, certain structured securities rated below investment grade by the NRSROs can be assigned NAIC 1 or NAIC 2 designations depending on the cost basis of the holding relative to estimated recoverable amounts as determined by the NAIC. The following summarizes the NAIC designations and NRSRO equivalent ratings:

NAIC Designation	NRSRO Equivalent Rating
1	AAA/AA/A
2	BBB
3	BB
4	B
5	CCC and lower
6	In or near default

114   CNO FINANCIAL GROUP, INC. - Form 10-K

PART II
ITEM 8 Consolidated Financial Statements

A summary of our fixed maturity securities, available for sale, by NAIC designations (or for fixed maturity securities held by non-regulated entities, based on NRSRO ratings) as of December 31, 2018 is as follows (dollars in millions):

NAIC designation	Amortized cost	Estimated fair value	Percentage of total estimated fair value
1	$8,836.9	$9,311.7	50.5%
2	8,353.6	8,270.0	44.8
Total NAIC 1 and 2 (investment grade)	17,190.5	17,581.7	95.3
3	674.1	641.4	3.5
4	218.0	200.3	1.1
5	19.7	18.9	.1
6	5.5	5.4	—
Total NAIC 3,4,5 and 6 (below-investment grade)	917.3	866.0	4.7
	$18,107.8	$18,447.7	100.0%

At December 31, 2017, the amortized cost, gross unrealized gains and losses, estimated fair value and other-than-temporary impairments in accumulated other comprehensive income of fixed maturities, available for sale, and equity securities were as follows (dollars in millions):

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value	Other-than-temporary impairments included in accumulated other comprehensive income
Investment grade:
Corporate securities	$12,419.3	$1,670.7	$(14.6)	$14,075.4	$—
United States Treasury securities and obligations of United States government corporations and agencies	146.4	31.5	(.2)	177.7	—
States and political subdivisions	1,819.9	234.8	(.4)	2,054.3	—
Debt securities issued by foreign governments	79.5	3.8	(.2)	83.1	—
Asset-backed securities	1,730.7	39.7	(3.2)	1,767.2	—
Collateralized debt obligations	257.1	2.3	—	259.4	—
Commercial mortgage-backed securities	1,304.1	33.2	(9.1)	1,328.2	—
Mortgage pass-through securities	1.8	.2	—	2.0	—
Collateralized mortgage obligations	293.9	16.4	(.2)	310.1	(.2)
Total investment grade fixed maturities, available for sale	18,052.7	2,032.6	(27.9)	20,057.4	(.2)
Below-investment grade:
Corporate securities	867.0	28.4	(12.4)	883.0	—
States and political subdivisions	2.0	—	—	2.0	—
Asset-backed securities	1,355.2	132.9	(.9)	1,487.2	—
Commercial mortgage-backed securities	49.9	.6	(1.2)	49.3	—
Collateralized mortgage obligations	375.3	56.8	(.1)	432.0	(.8)
Total below-investment grade fixed maturities, available for sale	2,649.4	218.7	(14.6)	2,853.5	(.8)
TOTAL FIXED MATURITIES, AVAILABLE FOR SALE	$20,702.1	$2,251.3	$(42.5)	$22,910.9	$(1.0)
EQUITY SECURITIES	$420.0	$23.6	$(3.0)	$440.6

Accumulated other comprehensive income is primarily comprised of the net effect of unrealized appreciation (depreciation) on our investments. These amounts, included in shareholders’ equity as of December 31, 2018 and 2017, were as follows (dollars in millions):

	2018	2017
Net unrealized appreciation on fixed maturity securities, available for sale, on which an other-than-temporary impairment loss has been recognized	$1.2	$2.6
Net unrealized gains on all other investments	271.3	2,227.3
Adjustment to present value of future profits(a)	(4.5)	(94.0)
Adjustment to deferred acquisition costs	(38.3)	(292.6)
Adjustment to insurance liabilities	(2.5)	(295.8)
Deferred income tax liabilities	(49.5)	(335.4)
ACCUMULATED OTHER COMPREHENSIVE INCOME	$177.7	$1,212.1
(a)	The present value of future profits is the value assigned to the right to receive future cash flows from contracts existing at September 10, 2003, the date our Predecessor emerged from bankruptcy.

CNO FINANCIAL GROUP, INC. - Form 10-K   115

PART II
ITEM 8 Consolidated Financial Statements

At December 31, 2018, adjustments to the insurance liabilities and deferred tax assets included $(2.5) million and $.5 million, respectively, for premium deficiencies that would exist on certain blocks of business if unrealized gains on the assets backing such products had been realized and the proceeds from the sales of such assets were invested at then current yields.

At December 31, 2017, adjustments to the present value of future profits, deferred acquisition costs, insurance liabilities and deferred tax assets included $(83.8) million, $(134.9) million, $(295.8) million and $111.1 million, respectively, for premium deficiencies that would exist on certain blocks of business (primarily long-term care products) if unrealized gains on the assets backing such products had been realized and the proceeds from the sales of such assets were invested at then current yields.

Below-Investment Grade Securities

At December 31, 2018, the amortized cost of the Company’s below-investment grade fixed maturity securities was $2,230.1 million, or 12 percent of the Company’s fixed maturity portfolio. The estimated fair value of the below-investment grade portfolio was $2,318.2 million, or 104 percent of the amortized cost.

Below-investment grade corporate debt securities typically have different characteristics than investment grade corporate debt securities. Based on historical performance, probability of default by the borrower is significantly greater for below-investment grade corporate debt securities and in many cases severity of loss is relatively greater as such securities are generally unsecured and often subordinated to other indebtedness of the issuer. Also, issuers of below-investment grade corporate debt securities frequently have higher levels of debt relative to investment-grade issuers, hence, all other things being equal, are generally more sensitive to adverse economic conditions. The Company attempts to reduce the overall risk related to its investment in below-investment grade securities, as in all investments, through careful credit analysis, strict investment policy guidelines, and diversification by issuer and/or guarantor and by industry.

Contractual Maturity

The following table sets forth the amortized cost and estimated fair value of fixed maturities, available for sale, at December 31, 2018, by contractual maturity. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties. Structured securities (such as asset-backed securities, collateralized debt obligations, commercial mortgage-backed securities, mortgage pass-through securities and collateralized mortgage obligations, collectively referred to as “structured securities”) frequently include provisions for periodic principal payments and permit periodic unscheduled payments.

(Dollars in millions)	Amortized cost	Estimated fair value
Due in one year or less	$405.6	$409.8
Due after one year through five years	1,346.8	1,377.1
Due after five years through ten years	1,648.2	1,625.7
Due after ten years	9,706.9	9,892.5
Subtotal	13,107.5	13,305.1
Structured securities	5,000.3	5,142.6
TOTAL FIXED MATURITIES, AVAILABLE FOR SALE	$18,107.8	$18,447.7

Net Investment Income

Net investment income consisted of the following (dollars in millions):

	2018	2017	2016
General account assets:
Fixed maturities	$1,100.3	$1,133.8	$1,081.4
Equity securities	22.8	22.5	19.4
Mortgage loans	82.0	91.5	91.0
Policy loans	8.0	7.7	7.3
Other invested assets	79.2	47.2	26.4
Cash and cash equivalents	10.9	5.9	2.0
Policyholder and other special-purpose portfolios:
Trading securities(a)	8.5	12.8	12.2
Options related to fixed index products:
Option income (loss)	122.3	110.3	(40.1)
Change in value of options	(165.3)	52.2	69.3
Other special-purpose portfolios	61.0	90.6	79.7
Gross investment income	1,329.7	1,574.5	1,348.6
Less investment expenses	23.5	23.2	23.4
NET INVESTMENT INCOME	$1,306.2	$1,551.3	$1,325.2
(a)

Changes in the estimated fair value for trading securities still held as of the end of the respective years and included in net investment income were nil, $3.8 million and $(.2) million for the years ended December 31, 2018, 2017 and 2016, respectively.

116   CNO FINANCIAL GROUP, INC. - Form 10-K

PART II
ITEM 8 Consolidated Financial Statements

At December 31, 2018, the carrying value of fixed maturities and mortgage loans that were non-income producing during 2018 totaled $4.8 million and $7.8 million, respectively.

Net Realized Investment Gains (Losses)

The following table sets forth the net realized investment gains (losses) for the periods indicated (dollars in millions):

	2018	2017	2016
Fixed maturity securities, available for sale:
Gross realized gains on sale	$65.7	$68.0	$137.7
Gross realized losses on sale	(65.8)	(24.2)	(95.2)
Impairments:
Total other-than-temporary impairment losses	(.5)	(12.5)	(15.2)
Other-than-temporary impairment losses recognized in accumulated other comprehensive income	—	(.9)	3.6
Net impairment losses recognized	(.5)	(13.4)	(11.6)
Net realized investment gains (losses) from fixed maturities	(.6)	30.4	30.9
Equity securities, including change in fair value(a)	(38.2)	11.6	20.9
Mortgage loans	(1.3)	1.1	—
Impairments of other investments	(2.1)	(9.4)	(20.7)
Loss on dissolution of variable interest entities	—	(4.3)	(7.3)
Other(a) (b)	30.9	20.9	(15.5)
Net realized investment gains (losses) before net realized gains on the transfer of assets related to reinsurance transaction	(11.3)	50.3	8.3
Net realized gains on the transfer of assets related to reinsurance transaction	363.4	—	—
NET REALIZED INVESTMENT GAINS (LOSSES)	$352.1	$50.3	$8.3
(a)

Changes in the estimated fair value of trading securities that we have elected the fair value option and equity securities (and are still held as of the end of the respective years) were $(31.9) million, $12.8 million and $(.5) million for the years ended December 31, 2018, 2017 and 2016, respectively.

(b)

In April 2016, the Company announced that it had invested in a non-controlling minority interest in Tennenbaum Capital Partners, LLC (“TCP”), a Los Angeles- based investment management firm. In August 2018, Blackrock, Inc. announced the completion of its acquisition of TCP. The sale of our interest in TCP resulted in a significant portion of the net realized gains in 2018.

During 2018, we recognized net realized investment gains of $352.1 million, which were comprised of: (i) $40.1 million of net gains from the sales of investments; (ii) $363.4 million of gains on the transfer of assets (substantially all of which were fixed maturities) related to reinsurance transaction; (iii) $38.2 million of losses related to equity securities, including the change in fair value; (iv) the decrease in fair value of certain fixed maturity investments with embedded derivatives of $5.5 million; (v) the decrease in fair value of embedded derivatives related to a modified coinsurance agreement of $5.1 million; and (vi) $2.6 million of writedowns of investments for other than temporary declines in fair value recognized through net income.

During 2017 and 2016, VIEs that were required to be consolidated were dissolved. We recognized losses of $4.3 million and $7.3 million during 2017 and 2016, respectively, representing the difference between the borrowings of such VIEs and the contractual distributions required following the liquidation of the underlying assets.

During 2017, we recognized net realized investment gains of $50.3 million, which were comprised of: (i) $63.1 million of net gains from the sales of investments; (ii) $4.3 million of losses on the dissolution of VIEs; (iii) the increase in fair value of certain fixed maturity investments with embedded derivatives of $11.5 million; (iv) the increase in fair value of embedded derivatives related to a modified coinsurance agreement of $2.8 million; and (v) $22.8 million of writedowns of investments for other than temporary declines in fair value recognized through net income.

During 2016, we recognized net realized investment gains of $8.3 million, which were comprised of: (i) $47.5 million of net gains from the sales of investments; (ii) a $7.3 million loss on the dissolution of a VIE; (iii) the decrease in fair value of certain fixed maturity investments with embedded derivatives of $.4 million; (iv) the increase in fair value of embedded derivatives related to a modified coinsurance agreement of $.8 million; and (v) $32.3 million of writedowns of investments for other than temporary declines in fair value recognized through net income ($35.9 million, prior to the $3.6 million of impairment losses recognized through accumulated other comprehensive income).

At December 31, 2018, there were no fixed maturity investments in default.

During 2018, the $65.8 million of realized losses on sales of $1,295.8 million of fixed maturity securities, available for sale, included: (i) $54.0 million related to various corporate securities; (ii) $4.1 million related to commercial mortgage-backed securities; (iii) $4.1 million related to asset-backed securities; and (iv)  $3.6 million related to various other investments. Securities are generally sold at a loss following unforeseen issuer-specific events or conditions or shifts in perceived relative values. These reasons include but are not limited to: (i) changes in the investment environment; (ii) expectation that the market value could deteriorate; (iii) our desire to reduce our exposure to an asset class, an issuer or an industry; (iv) prospective or actual changes in credit quality; or (v) changes in expected portfolio cash flows.

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PART II
ITEM 8 Consolidated Financial Statements

During 2018, we recognized $2.6 million of impairment losses recorded in earnings which included: (i) $2.1 million related to a mortgage loan due to issuer specific events; and (ii) $.5 million related to a corporate security.

During 2017, the $24.2 million of realized losses on sales of $427.6 million of fixed maturity securities, available for sale included: (i) $16.8 million related to various corporate securities; (ii) $3.6 million related to commercial mortgage-backed securities; and (iii) $3.8 million related to various other investments.

During 2017, we recognized $22.8 million of impairment losses recorded in earnings which included: (i) $6.7 million of writedowns on fixed maturities in the energy sector; (ii) $5.2 million of writedowns related to a mortgage loan; and (iii) $10.9 million of writedowns on other investments. Factors considered in determining the writedowns of investments in 2017 included changes in the estimated recoverable value of the assets related to each investment and the timing of and complexities related to the recovery process.

During 2016, the $95.2 million of realized losses on sales of $790.2 million of fixed maturity securities, available for sale, included: (i) $79.2 million related to various corporate securities (including $63.5 million related to sales of investments in the energy sector); (ii) $5.8 million related to commercial mortgage-backed securities; (iii) $5.7 million related to asset-backed securities; and (iv) $4.5 million related to various other investments.

During 2016, we recognized $32.3 million of impairment losses recorded in earnings which included: (i) $9.3 million of writedowns on fixed maturities in the energy sector; (ii) $3.7 million of writedowns on a direct loan due to borrower specific events; (iii) $12.7 million of writedowns on a privately placed preferred stock of an entity formed to construct and operate a chemical plant; (iv) $1.2 million of writedowns of investments held by VIEs due to other-than-temporary declines in value; and (v) $5.4 million of losses on other investments. Factors considered in determining the writedowns of investments in 2016 included the subordination status of each investment, the impact of recent downgrades and issuer specific events, including the impact of low oil prices on issuers in the energy sector.

Our fixed maturity investments are generally purchased in the context of various long-term strategies, including funding insurance liabilities, so we do not generally seek to generate short-term realized gains through the purchase and sale of such securities. In certain circumstances, including those in which securities are selling at prices which exceed our view of their underlying economic value, or when it is possible to reinvest the proceeds to better meet our long-term asset-liability objectives, we may sell certain securities.

The following summarizes the investments sold at a loss during 2018 which had been continuously in an unrealized loss position exceeding 20 percent of the amortized cost basis prior to the sale for the period indicated (dollars in millions):

		At date of sale
	Number of issuers	Amortized cost	Fair value
Less than 6 months prior to sale	5	$56.3	$44.0
Greater than 12 months prior to sale	1.1		—
	6	$56.4	$44.0

We regularly evaluate all of our investments with unrealized losses for possible impairment. Our assessment of whether unrealized losses are “other than temporary” requires significant judgment. Factors considered include: (i) the extent to which fair value is less than the cost basis; (ii) the length of time that the fair value has been less than cost; (iii) whether the unrealized loss is event driven, credit-driven or a result of changes in market interest rates or risk premium; (iv) the near-term prospects for specific events, developments or circumstances likely to affect the value of the investment; (v) the investment’s rating and whether the investment is investment-grade and/or has been downgraded since its purchase; (vi) whether the issuer is current on all payments in accordance with the contractual terms of the investment and is expected to meet all of its obligations under the terms of the investment; (vii) whether we intend to sell the investment or it is more likely than not that circumstances will require us to sell the investment before recovery occurs; (viii) the underlying current and prospective asset and enterprise values of the issuer and the extent to which the recoverability of the carrying value of our investment may be affected by changes in such values; (ix) projections of, and unfavorable changes in, cash flows on structured securities including mortgage-backed and asset-backed securities; (x) our best estimate of the value of any collateral; and (xi) other objective and subjective factors.

Future events may occur, or additional information may become available, which may necessitate future realized losses in our portfolio. Significant losses could have a material adverse effect on our consolidated financial statements in future periods.

The manner in which impairment losses on fixed maturity securities, available for sale, are recognized in the financial statements is dependent on the facts and circumstances related to the specific security. If we intend to sell a security or it is more likely than not that we would be required to sell a security before the recovery of its amortized cost, the security is other-than-temporarily impaired and the full amount of the impairment is recognized as a loss through earnings. If we do not expect to recover the amortized cost basis, we do not plan to sell the security, and if it is not more likely than not that we would be required to sell a security before the recovery of its amortized cost, less any current period credit loss, the recognition of the other-than-temporary impairment is bifurcated. We recognize the credit loss portion in net income and the noncredit loss portion in accumulated other comprehensive income.

We estimate the amount of the credit loss component of a fixed maturity security impairment as the difference between amortized cost and the present value of the expected cash flows of the security. The present value is determined using the best estimate of future cash flows discounted at the effective interest rate implicit to the

118   CNO FINANCIAL GROUP, INC. - Form 10-K

PART II
ITEM 8 Consolidated Financial Statements

security at the date of purchase or the current yield to accrete an asset-backed or floating-rate security. The methodology and assumptions for establishing the best estimate of future cash flows vary depending on the type of security.

For most structured securities, cash flow estimates are based on bond-specific facts and circumstances that may include collateral characteristics, expectations of delinquency and default rates, loss severity, prepayment speeds and structural support, including overcollateralization, excess spread, subordination and guarantees. For corporate bonds, cash flow estimates are derived from scenario-based outcomes of expected corporate restructurings or the disposition of assets using bond-specific facts and circumstances. The previous amortized cost basis less the impairment recognized in net income becomes the security’s new cost basis. We accrete the new cost basis to the estimated future cash flows over the expected remaining life of the security, except when the security is in default or considered nonperforming.

The remaining noncredit impairment, which is recorded in accumulated other comprehensive income, is the difference between the security’s estimated fair value and our best estimate of future cash flows discounted at the effective interest rate prior to impairment. The remaining noncredit impairment typically represents changes in the market interest rates, current market liquidity and risk premiums. As of December 31, 2018, other-than-temporary impairments included in accumulated other comprehensive income totaled $.5 million (before taxes and related amortization).

Mortgage loans are impaired when it is probable that we will not collect the contractual principal and interest on the loan. We measure impairment based upon the difference between the carrying value of the loan and the estimated fair value of the collateral securing the loan less cost to sell.

The following table summarizes the amount of credit losses recognized in earnings on fixed maturity securities, available for sale, held at the beginning of the period, for which a portion of the other-than-temporary impairment was also recognized in accumulated other comprehensive income for the years ended December 31, 2018, 2017 and 2016 (dollars in millions):

		Year ended December 31,
		2018	2017	2016
Credit losses on fixed maturity securities, available for sale, beginning of period		$(2.8)	$(5.5)	$(2.6)
Add:	credit losses on other-than-temporary impairments not previously recognized	—	—	(3.0)
Less:	credit losses on securities sold	2.6	4.7	.1
Less:	credit losses on securities impaired due to intent to sell(a)	—	—	—
Add:	credit losses on previously impaired securities	—	(2.0)	—
Less:	increases in cash flows expected on previously impaired securities	—	—	—
CREDIT LOSSES ON FIXED MATURITY SECURITIES, AVAILABLE FOR SALE, END OF PERIOD		$(.2)	$(2.8)	$(5.5)
(a)

Represents securities for which the amount previously recognized in accumulated other comprehensive income was recognized in earnings because we intend to sell the security or we more likely than not will be required to sell the security before recovery of its amortized cost basis.

Investments with Unrealized Losses

The following table sets forth the amortized cost and estimated fair value of those fixed maturities, available for sale, with unrealized losses at December 31, 2018, by contractual maturity. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties. Structured securities frequently include provisions for periodic principal payments and permit periodic unscheduled payments.

(Dollars in millions)	Amortized cost	Estimated fair value
Due in one year or less	$61.3	$61.0
Due after one year through five years	285.4	278.9
Due after five years through ten years	1,081.1	1,028.8
Due after ten years	4,633.4	4,317.8
Subtotal	6,061.2	5,686.5
Structured securities	2,137.8	2,089.2
TOTAL	$8,199.0	$7,775.7

The following summarizes the investments in our portfolio rated below-investment grade which have been continuously in an unrealized loss position exceeding 20 percent of the cost basis for the period indicated as of December 31, 2018 (dollars in millions):

	Number of issuers	Cost basis	Unrealized loss	Estimated fair value
Less than 6 months	4	$18.4	$(4.5)	$13.9
Greater than or equal to 6 months and less than 12 months	2	12.1	(4.6)	7.5
		$30.5	$(9.1)	$21.4

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PART II
ITEM 8 Consolidated Financial Statements

The following table summarizes the gross unrealized losses and fair values of our investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that such securities have been in a continuous unrealized loss position, at December 31, 2018 (dollars in millions):

	Less than 12 months		12 months or greater		Total
Description of securities	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
United States Treasury securities and obligations of United States government corporations and agencies	$2.0	$—	$19.2	$(.2)	$21.2	$(.2)
States and political subdivisions	91.3	(1.3)	33.3	(1.3)	124.6	(2.6)
Debt securities issued by foreign governments	16.8	(.7)	15.1	(1.0)	31.9	(1.7)
Corporate securities	4,702.9	(280.9)	805.9	(89.3)	5,508.8	(370.2)
Asset-backed securities	572.4	(3.7)	238.0	(4.0)	810.4	(7.7)
Collateralized debt obligations	318.9	(15.2)	—	—	318.9	(15.2)
Commercial mortgage-backed securities	560.3	(6.2)	281.1	(15.4)	841.4	(21.6)
Collateralized mortgage obligations	46.1	(.6)	72.4	(3.5)	118.5	(4.1)
TOTAL FIXED MATURITIES, AVAILABLE FOR SALE	$6,310.7	$(308.6)	$1,465.0	$(114.7)	$7,775.7	$(423.3)

The following table summarizes the gross unrealized losses and fair values of our investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that such securities have been in a continuous unrealized loss position, at December 31, 2017 (dollars in millions):

	Less than 12 months		12 months or greater		Total
Description of securities	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
United States Treasury securities and obligations of United States government corporations and agencies	$28.2	$(.2)	$.7	$—	$28.9	$(.2)
States and political subdivisions	18.3	(.1)	14.9	(.3)	33.2	(.4)
Debt securities issued by foreign governments	7.7	(.1)	5.4	(.1)	13.1	(.2)
Corporate securities	470.5	(6.8)	359.7	(20.2)	830.2	(27.0)
Asset-backed securities	601.4	(2.0)	122.2	(2.1)	723.6	(4.1)
Collateralized debt obligations	3.0	—	—	—	3.0	—
Commercial mortgage-backed securities	276.8	(1.7)	218.2	(8.6)	495.0	(10.3)
Collateralized mortgage obligations	20.5	(.2)	11.5	(.1)	32.0	(.3)
TOTAL FIXED MATURITIES, AVAILABLE FOR SALE	$1,426.4	$(11.1)	$732.6	$(31.4)	$2,159.0	$(42.5)
EQUITY SECURITIES	$58.7	$(1.7)	$21.2	$(1.3)	$79.9	$(3.0)

Based on management’s current assessment of investments with unrealized losses at December 31, 2018, the Company believes the issuers of the securities will continue to meet their obligations. While we do not have the intent to sell securities with unrealized losses and it is not more likely than not that we will be required to sell securities with unrealized losses prior to their anticipated recovery, our intent on an individual security may change, based upon market or other unforeseen developments. In such instances, if a loss is recognized from a sale subsequent to a balance sheet date due to these unexpected developments, the loss is recognized in the period in which we had the intent to sell the security before its anticipated recovery.

Structured Securities

At December 31, 2018, fixed maturity investments included structured securities with an estimated fair value of $5.1 billion (or 28 percent of all fixed maturity securities). The yield characteristics of structured securities generally differ in some respects from those of traditional corporate fixed-income securities or government securities. For example, interest and principal payments on structured securities may occur more frequently, often monthly. In many instances, we are subject to variability in the amount and timing of principal and interest payments. For example, in many cases, partial prepayments may occur at the option of the issuer and prepayment rates are influenced by a number of factors that cannot be predicted with certainty, including: the relative sensitivity of prepayments on the underlying assets backing the security to changes in interest rates and asset values; the availability of alternative financing; a variety of economic, geographic and other factors; the timing, pace and proceeds of liquidations of defaulted collateral; and various security-specific structural considerations (for example, the repayment priority of a given security in a securitization structure). In addition, the total amount of payments for non-agency structured securities may be affected by changes to cumulative default rates or loss severities of the related collateral.

Historically, the rate of prepayments on structured securities has tended to increase when prevailing interest rates have declined significantly in absolute terms and also relative to the interest rates on the underlying collateral. The yields recognized on structured

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ITEM 8 Consolidated Financial Statements

securities purchased at a discount to par will generally increase (relative to the stated rate) when the underlying collateral prepays faster than expected. The yields recognized on structured securities purchased at a premium will decrease (relative to the stated rate) when the underlying collateral prepays faster than expected. When interest rates decline, the proceeds from prepayments may be reinvested at lower rates than we were earning on the prepaid securities. When interest rates increase, prepayments may decrease below expected levels. When this occurs, the average maturity and duration of structured securities increases, decreasing the yield on structured securities purchased at discounts and increasing the yield on those purchased at a premium because of a decrease in the annual amortization of premium.

For structured securities included in fixed maturities, available for sale, that were purchased at a discount or premium, we recognize investment income using an effective yield based on anticipated future prepayments and the estimated final maturity of the securities. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. For credit sensitive mortgage-backed and asset-backed securities, and for securities that can be prepaid or settled in a way that we would not recover substantially all of our investment, the effective yield is recalculated on a prospective basis. Under this method, the amortized cost basis in the security is not immediately adjusted and a new yield is applied prospectively. For all other structured and asset-backed securities, the effective yield is recalculated when changes in assumptions are made, and reflected in our income on a retrospective basis. Under this method, the amortized cost basis of the investment in the securities is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the securities. Such adjustments were not significant in 2018.

For purchased credit impaired securities, at acquisition, the difference between the undiscounted expected future cash flows and the recorded investment in the securities represents the initial accretable yield, which is accreted into net investment income over the securities’ remaining lives on a level-yield basis. Subsequently, effective yields recognized on purchased credit impaired securities are recalculated and adjusted prospectively to reflect changes in the contractual benchmark interest rates on variable rate securities and any significant increases in undiscounted expected future cash flows arising due to reasons other than interest rate changes. Significant decreases in expected cash flows arising from credit events would result in impairment if such security’s fair value is below amortized cost.

The following table sets forth the par value, amortized cost and estimated fair value of structured securities, summarized by interest rates on the underlying collateral, at December 31, 2018 (dollars in millions):

	Par value	Amortized cost	Estimated fair value
Below 4 percent	$1,826.2	$1,688.5	$1,731.4
4 percent – 5 percent	1,868.9	1,764.6	1,812.5
5 percent – 6 percent	1,160.0	1,080.4	1,121.0
6 percent – 7 percent	178.5	167.1	173.8
7 percent – 8 percent	69.9	70.5	74.2
8 percent and above	229.1	229.2	229.7
TOTAL STRUCTURED SECURITIES	$5,332.6	$5,000.3	$5,142.6

The amortized cost and estimated fair value of structured securities at December 31, 2018, summarized by type of security, were as follows (dollars in millions):

		Estimated fair value
Type	Amortized cost	Amount	Percent of fixed maturities
Pass-throughs, sequential and equivalent securities	$514.3	$546.3	3.0%
Planned amortization classes, target amortization classes and accretion-directed bonds	64.4	72.0	.4
Commercial mortgage-backed securities	1,522.9	1,518.0	8.2
Asset-backed securities	2,552.1	2,674.8	14.5
Collateralized debt obligations	338.0	322.8	1.8
Other	8.6	8.7	—
TOTAL STRUCTURED SECURITIES	$5,000.3	$5,142.6	27.9%

Pass-throughs, sequentials and equivalent securities have unique prepayment variability characteristics. Pass-through securities typically return principal to the holders based on cash payments from the underlying mortgage obligations. Sequential securities return principal to tranche holders in a detailed hierarchy. Planned amortization classes, targeted amortization classes and accretion-directed bonds adhere to fixed schedules of principal payments as long as the underlying mortgage loans experience prepayments within certain estimated ranges. In most circumstances, changes in prepayment rates are first absorbed by support or companion classes insulating the timing of receipt of cash flows from the consequences of both faster prepayments (average life shortening) and slower prepayments (average life extension).

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ITEM 8 Consolidated Financial Statements

Commercial mortgage-backed securities are secured by commercial real estate mortgages, generally income producing properties that are managed for profit. Property types include multi-family dwellings including apartments, retail centers, hotels, restaurants, hospitals, nursing homes, warehouses, and office buildings. While most commercial mortgage-backed securities have call protection features whereby underlying borrowers may not prepay their mortgages for stated periods of time without incurring prepayment penalties, recoveries on defaulted collateral may result in involuntary prepayments.

Mortgage Loans

At December 31, 2018, the mortgage loan balance was primarily comprised of commercial mortgage loans. Approximately 13 percent, 10 percent, 8 percent and 6 percent of the commercial mortgage loan balance were on properties located in California, Texas, Maryland and North Carolina, respectively. No other state comprised greater than five percent of the commercial mortgage loan balance. At December 31, 2018, there was one mortgage loan in process of foreclosure with a carrying value of $7.8 million. There were no other mortgage loans that were noncurrent at December 31, 2018. Our commercial mortgage loan portfolio is comprised of large commercial mortgage loans. Our loans have risk characteristics that are individually unique. Accordingly, we measure potential losses on a loan-by-loan basis rather than establishing an allowance for losses on mortgage loans. At December 31, 2018, we held residential mortgage loan investments with a carrying value of $149.6 million and a fair value of $149.1 million.

The following table provides the carrying value and estimated fair value of our outstanding commercial mortgage loans and the underlying collateral as of December 31, 2018 (dollars in millions):

		Estimated fair value
Loan-to-value ratio(a)	Carrying value	Mortgage loans	Collateral
Less than 60%	$918.2	$936.9	$2,425.1
60% to 70%	315.2	318.2	496.7
Greater than 70% to 80%	173.2	176.1	236.3
Greater than 80% to 90%	13.7	13.1	16.5
Greater than 90%	32.2	31.1	34.5
TOTAL	$1,452.5	$1,475.4	$3,209.1
(a)	Loan-to-value ratios are calculated as the ratio of: (i) the carrying value of the commercial mortgage loans; to (ii) the estimated fair value of the underlying collateral.

Other Investment Disclosures

Life insurance companies are required to maintain certain investments on deposit with state regulatory authorities. Such assets had aggregate carrying values of $39.0 million and $38.5 million at December 31, 2018 and 2017, respectively.

The Company had no fixed maturity investments that were in excess of 10 percent of shareholders’ equity at December 31, 2018 and 2017.

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ITEM 8 Consolidated Financial Statements

4. FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and, therefore, represents an exit price, not an entry price. We carry certain assets and liabilities at fair value on a recurring basis, including fixed maturities, equity securities, trading securities, investments held by VIEs, derivatives, separate account assets and embedded derivatives. We carry our COLI, which is invested in a series of mutual funds, at its cash surrender value which approximates fair value. In addition, we disclose fair value for certain financial instruments, including mortgage loans, policy loans, cash and cash equivalents, insurance liabilities for interest-sensitive products, investment borrowings, notes payable and borrowings related to VIEs.

The degree of judgment utilized in measuring the fair value of financial instruments is largely dependent on the level to which pricing is based on observable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our view of market assumptions in the absence of observable market information. Financial instruments with readily available active quoted prices would be considered to have fair values based on the highest level of observable inputs, and little judgment would be utilized in measuring fair value. Financial instruments that rarely trade would often have fair value based on a lower level of observable inputs, and more judgment would be utilized in measuring fair value.

Valuation Hierarchy

There is a three-level hierarchy for valuing assets or liabilities at fair value based on whether inputs are observable or unobservable.

●	Level 1 – includes assets and liabilities valued using inputs that are unadjusted quoted prices in active markets for identical assets or liabilities. Our Level 1 assets primarily include cash and cash equivalents and exchange-traded securities.

●	Level 2 – includes assets and liabilities valued using inputs that are quoted prices for similar assets in an active market, quoted prices for identical or similar assets in a market that is not active, observable inputs, or observable inputs that can be corroborated by market data. Level 2 assets and liabilities include those financial instruments that are valued by independent pricing services using models or other valuation methodologies. These models consider various inputs such as credit rating, maturity, corporate credit spreads, reported trades and other inputs that are observable or derived from observable information in the marketplace or are supported by transactions executed in the marketplace. Financial assets in this category primarily include: certain publicly registered and privately placed corporate fixed maturity securities; certain government or agency securities; certain mortgage and asset-backed securities; certain equity securities; most investments held by our consolidated VIEs; certain mutual fund investments; most short-term investments; and non-exchange-traded derivatives such as call options. Financial liabilities in this category include investment borrowings, notes payable and borrowings related to VIEs.

●	Level 3 – includes assets and liabilities valued using unobservable inputs that are used in model-based valuations that contain management assumptions. Level 3 assets and liabilities include those financial instruments whose fair value is estimated based on broker/dealer quotes, pricing services or internally developed models or methodologies utilizing significant inputs not based on, or corroborated by, readily available market information. Financial assets in this category include certain corporate securities (primarily certain below-investment grade privately placed securities), certain structured securities, mortgage loans, and other less liquid securities. Financial liabilities in this category include our insurance liabilities for interest-sensitive products, which includes embedded derivatives (including embedded derivatives related to our fixed index annuity products and to a modified coinsurance arrangement) since their values include significant unobservable inputs including actuarial assumptions.

At each reporting date, we classify assets and liabilities into the three input levels based on the lowest level of input that is significant to the measurement of fair value for each asset and liability reported at fair value. This classification is impacted by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established, the characteristics specific to the transaction and overall market conditions. Our assessment of the significance of a particular input to the fair value measurement and the ultimate classification of each asset and liability requires judgment and is subject to change from period to period based on the observability of the valuation inputs. Any transfers between levels are reported as having occurred at the beginning of the period. There were no transfers between Level 1 and Level 2 in both 2018 and 2017.

The vast majority of our fixed maturity and equity securities, including those held in trading portfolios and those held by consolidated VIEs, short-term and separate account assets use Level 2 inputs for the determination of fair value. These fair values are obtained primarily from independent pricing services, which use Level 2 inputs for the determination of fair value. Our Level 2 assets are valued as follows:

●	Fixed maturities available for sale, equity securities and trading securities

Corporate securities are generally priced using market and income approaches. Inputs generally consist of trades of identical or similar securities, quoted prices in inactive markets, issuer rating, benchmark yields, maturity, and credit spreads.

U.S. Treasuries and obligations of U.S. Government corporations and agencies are generally priced using the market approach. Inputs generally consist of trades of identical or similar securities, quoted prices in inactive markets and maturity.

States and political subdivisions are generally priced using the market approach. Inputs generally consist of trades of identical or similar securities, quoted prices in inactive markets, new issuances and credit spreads.

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Asset-backed securities, collateralized debt obligations, commercial mortgage-backed securities, mortgage pass-through securities and collateralized mortgage obligations are generally priced using market and income approaches. Inputs generally consist of quoted prices in inactive markets, spreads on actively traded securities, expected prepayments, expected default rates, expected recovery rates, and issue specific information including, but not limited to, collateral type, seniority and vintage.

Equity securities (primarily comprised of non-redeemable preferred stock) are generally priced using the market approach. Inputs generally consist of trades of identical or similar securities, quoted prices in inactive markets, issuer rating, benchmark yields, maturity, and credit spreads.

●	Investments held by VIEs

Corporate securities are generally priced using market and income approaches using pricing vendors. Inputs generally consist of issuer rating, benchmark yields, maturity, and credit spreads.

●	Other invested assets - derivatives

The fair value measurements for derivative instruments, including embedded derivatives requiring bifurcation, are determined based on the consideration of several inputs including closing exchange or over-the-counter market price quotes; time value and volatility factors underlying options; market interest rates; and non-performance risk.

Third-party pricing services normally derive security prices through recently reported trades for identical or similar securities making adjustments through the reporting date based upon available market observable information. If there are no recently reported trades, the third-party pricing services may use matrix or model processes to develop a security price where future cash flow expectations are discounted at an estimated risk-adjusted market rate. The number of prices obtained for a given security is dependent on the Company’s analysis of such prices as further described below.

As the Company is responsible for the determination of fair value, we have control processes designed to ensure that the fair values received from third-party pricing sources are reasonable and the valuation techniques and assumptions used appear reasonable and consistent with prevailing market conditions. Additionally, when inputs are provided by third-party pricing sources, we have controls in place to review those inputs for reasonableness. As part of these controls, we perform monthly quantitative and qualitative analysis on the prices received from third parties to determine whether the prices are reasonable estimates of fair value. The Company’s analysis includes: (i) a review of the methodology used by third-party pricing services; (ii) where available, a comparison of multiple pricing services’ valuations for the same security; (iii) a review of month to month price fluctuations; (iv) a review to ensure valuations are not unreasonably dated; and (v) back testing to compare actual purchase and sale transactions with valuations received from third parties. As a result of such procedures, the Company may conclude a particular price received from a third party is not reflective of current market conditions. In those instances, we may request additional pricing quotes or apply internally developed valuations. However, the number of such instances is insignificant and the aggregate change in value of such investments is not materially different from the original prices received.

The categorization of the fair value measurements of our investments priced by independent pricing services was based upon the Company’s judgment of the inputs or methodologies used by the independent pricing services to value different asset classes. Such inputs typically include: benchmark yields, reported trades, broker dealer quotes, issuer spreads, benchmark securities, bids, offers and other relevant data. The Company categorizes such fair value measurements based upon asset classes and the underlying observable or unobservable inputs used to value such investments.

For securities that are not priced by pricing services and may not be reliably priced using pricing models, we obtain broker quotes. These broker quotes are non-binding and represent an exit price, but assumptions used to establish the fair value may not be observable and therefore represent Level 3 inputs. Approximately 35 percent of our Level 3 fixed maturity securities were valued using unadjusted broker quotes or broker-provided valuation inputs. The remaining Level 3 fixed maturity investments do not have readily determinable market prices and/or observable inputs. For these securities, we use internally developed valuations. Key assumptions used to determine fair value for these securities may include risk premiums, projected performance of underlying collateral and other factors involving significant assumptions which may not be reflective of an active market. For certain investments, we use a matrix or model process to develop a security price where future cash flow expectations are discounted at an estimated market rate. The pricing matrix incorporates term interest rates as well as a spread level based on the issuer’s credit rating, other factors relating to the issuer, and the security’s maturity. In some instances issuer-specific spread adjustments, which can be positive or negative, are made based upon internal analysis of security specifics such as liquidity, deal size, and time to maturity.

For certain embedded derivatives, we use actuarial assumptions in the determination of fair value which we consider to be Level 3 inputs.

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ITEM 8 Consolidated Financial Statements

The categorization of fair value measurements, by input level, for our financial instruments carried at fair value on a recurring basis at December 31, 2018 is as follows (dollars in millions):

	Quoted prices in active markets for identical assets or liabilities (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
ASSETS:
Fixed maturities, available for sale:
Corporate securities	$—	$11,044.4	$158.6	$11,203.0
United States Treasury securities and obligations of United States government corporations and agencies	—	174.8	—	174.8
States and political subdivisions	—	1,867.8	—	1,867.8
Debt securities issued by foreign governments	—	58.5	1.0	59.5
Asset-backed securities	—	2,662.8	12.0	2,674.8
Collateralized debt obligations	—	322.8	—	322.8
Commercial mortgage-backed securities	—	1,518.0	—	1,518.0
Mortgage pass-through securities	—	1.6	—	1.6
Collateralized mortgage obligations	—	625.4	—	625.4
Total fixed maturities, available for sale	—	18,276.1	171.6	18,447.7
Equity securities - corporate securities	181.1	100.4	9.5	291.0
Trading securities:
Asset-backed securities	—	86.5	—	86.5
Commercial mortgage-backed securities	—	93.6	—	93.6
Collateralized mortgage obligations	—	53.0	—	53.0
Total trading securities	—	233.1	—	233.1
Investments held by variable interest entities - corporate securities	—	1,468.4	—	1,468.4
Other invested assets - derivatives	—	26.6	—	26.6
Assets held in separate accounts	—	4.4	—	4.4
TOTAL ASSETS CARRIED AT FAIR VALUE BY CATEGORY	$181.1	$20,109.0	$181.1	$20,471.2
LIABILITIES:
Future policy benefits - embedded derivatives associated with fixed index annuity products	$—	$—	$1,289.0	$1,289.0

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ITEM 8 Consolidated Financial Statements

The categorization of fair value measurements, by input level, for our financial instruments carried at fair value on a recurring basis at December 31, 2017 is as follows (dollars in millions):

	Quoted prices in active markets for identical assets or liabilities (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
ASSETS:
Fixed maturities, available for sale:
Corporate securities	$—	$14,728.0	$230.4	$14,958.4
United States Treasury securities and obligations of United States government corporations and agencies	—	177.7	—	177.7
States and political subdivisions	—	2,056.3	—	2,056.3
Debt securities issued by foreign governments	—	79.2	3.9	83.1
Asset-backed securities	—	3,230.2	24.2	3,254.4
Collateralized debt obligations	—	259.4	—	259.4
Commercial mortgage-backed securities	—	1,377.5	—	1,377.5
Mortgage pass-through securities	—	2.0	—	2.0
Collateralized mortgage obligations	—	742.1	—	742.1
Total fixed maturities, available for sale	—	22,652.4	258.5	22,910.9
Equity securities - corporate securities	287.8	131.6	21.2	440.6
Trading securities:
Corporate securities	—	21.6	—	21.6
United States Treasury securities and obligations of United States government corporations and agencies	—	.5	—	.5
Asset-backed securities	—	95.8	—	95.8
Collateralized debt obligations	—	2.7	—	2.7
Commercial mortgage-backed securities	—	92.5	—	92.5
Collateralized mortgage obligations	—	68.7	—	68.7
Equity securities	2.8	—	—	2.8
Total trading securities	2.8	281.8	—	284.6
Investments held by variable interest entities - corporate securities	—	1,522.0	4.9	1,526.9
Other invested assets - derivatives	—	170.2	—	170.2
Assets held in separate accounts	—	5.0	—	5.0
TOTAL ASSETS CARRIED AT FAIR VALUE BY CATEGORY	$290.6	$24,763.0	$284.6	$25,338.2
LIABILITIES:
Future policy benefits - embedded derivatives associated with fixed index annuity products	$—	$—	$1,334.8	$1,334.8

The fair value measurements for our financial instruments disclosed at fair value on a recurring basis are as follows (dollars in millions):

	December 31, 2018
	Quoted prices in active markets for identical assets or liabilities (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total estimated fair value	Total carrying amount
Assets:
Mortgage loans	$—	$—	$1,624.5	$1,624.5	$1,602.1
Policy loans	—	—	119.7	119.7	119.7
Other invested assets:
Company-owned life insurance	—	171.7	—	171.7	171.7
Cash and cash equivalents:
Unrestricted	594.2	—	—	594.2	594.2
Held by variable interest entities	62.4	—	—	62.4	62.4
Liabilities:
Policyholder account balances	—	—	11,594.1	11,594.1	11,594.1
Investment borrowings	—	1,645.9	—	1,645.9	1,645.8
Borrowings related to variable interest entities	—	1,399.8	—	1,399.8	1,417.2
Notes payable – direct corporate obligations	—	896.3	—	896.3	916.8

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ITEM 8 Consolidated Financial Statements

	December 31, 2017
	Quoted prices in active markets for identical assets or liabilities (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total estimated fair value	Total carrying amount
Assets:
Mortgage loans	$—	$—	$1,677.3	$1,677.3	$1,650.6
Policy loans	—	—	116.0	116.0	116.0
Other invested assets:
Company-owned life insurance	—	182.3	—	182.3	182.3
Cash and cash equivalents:
Unrestricted	578.4	—	—	578.4	578.4
Held by variable interest entities	178.9	—	—	178.9	178.9
Liabilities:
Policyholder account balances	—	—	11,220.7	11,220.7	11,220.7
Investment borrowings	—	1,648.8	—	1,648.8	1,646.7
Borrowings related to variable interest entities	—	1,432.9	—	1,432.9	1,410.7
Notes payable – direct corporate obligations	—	962.3	—	962.3	914.6

The following table presents additional information about assets and liabilities measured at fair value on a recurring basis and for which we have utilized significant unobservable (Level 3) inputs to determine fair value for the year ended December 31, 2018 (dollars in millions):

	December 31, 2018
	Beginning balance as of December 31, 2017	Purchases, sales, issuances and settlements, net(b)	Total realized and unrealized gains (losses) included in net income	Total realized and unrealized gains (losses) included in accumulated other comprehensive income (loss)	Transfers into Level 3(a)	Transfers out of Level 3(a)	Ending balance as of December 31, 2018	Amount of total gains (losses) for the year ended December 31, 2018 included in our net income relating to assets and liabilities still held as of the reporting date
ASSETS:
Fixed maturities, available for sale:
Corporate securities	$230.4	$(24.6)	$.2	$(5.3)	$12.7	$(54.8)	$158.6	$(.5)
Debt securities issued by foreign governments	3.9	(2.9)	(.1)	.1	—	—	1.0	—
Asset-backed securities	24.2	(11.5)	—	(.7)	—	—	12.0	—
Total fixed maturities, available for sale	258.5	(39.0)	.1	(5.9)	12.7	(54.8)	171.6	(.5)
Equity securities - corporate securities	21.2	(10.9)	(.8)	—	—	—	9.5	—
Investments held by variable interest entities - corporate securities	4.9	—	—	—	—	(4.9)	—	—
LIABILITIES:
Future policy benefits - embedded derivatives associated with fixed index annuity products	(1,334.8)	(62.0)	107.8	—	—	—	(1,289.0)	107.8
(a)

Transfers into Level 3 are the result of unobservable inputs utilized within valuation methodologies for assets that were previously valued using observable inputs. Transfers out of Level 3 are due to the use of observable inputs in valuation methodologies as well as the utilization of pricing service information for certain assets that the Company is able to validate.

(b)

Purchases, sales, issuances and settlements, net, represent the activity that occurred during the period that results in a change of the asset or liability but does not represent changes in fair value for the instruments held at the beginning of the period. Such activity primarily consists of purchases and sales of fixed maturity and equity securities and changes to embedded derivative instruments related to insurance products resulting from the issuance of new contracts, or changes to existing contracts. The following summarizes such activity for the year ended December 31, 2018 (dollars in millions):

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ITEM 8 Consolidated Financial Statements

	Purchases	Sales	Issuances	Settlements	Purchases, sales, issuances and settlements, net
ASSETS:
Fixed maturities, available for sale:
Corporate securities	$32.4	$(57.0)	$—	$—	$(24.6)
Debt securities issued by foreign governments	3.0	(5.9)	—	—	(2.9)
Asset-backed securities	—	(11.5)	—	—	(11.5)
Total fixed maturities, available for sale	35.4	(74.4)	—	—	(39.0)
Equity securities - corporate securities	—	(10.9)	—	—	(10.9)
LIABILITIES:
Future policy benefits - embedded derivatives associated with fixed index annuity products	(177.6)	16.5	16.7	82.4	(62.0)

The following table presents additional information about assets and liabilities measured at fair value on a recurring basis and for which we have utilized significant unobservable (Level 3) inputs to determine fair value for the year ended December 31, 2017 (dollars in millions):

	December 31, 2017
	Beginning balance as of December 31, 2016	Purchases, sales, issuances and settlements, net(b)	Total realized and unrealized gains (losses) included in net income	Total realized and unrealized gains (losses) included in accumulated other comprehensive income (loss)	Transfers into Level 3(a)	Transfers out of Level 3(a)	Ending balance as of December 31, 2017	Amount of total gains (losses) for the year ended December 31, 2017 included in our net income relating to assets and liabilities still held as of the reporting date
ASSETS:
Fixed maturities, available for sale:
Corporate securities	$258.5	$(70.4)	$5.8	$5.3	$31.2	$—	$230.4	$(8.0)
Debt securities issued by foreign governments	3.9	—	—	—	—	—	3.9	—
Asset-backed securities	60.4	(4.3)	—	.7	—	(32.6)	24.2	—
Collateralized debt obligations	5.4	(2.5)	—	—	—	(2.9)	—	—
Commercial mortgage-backed securities	32.0	(1.2)	.1	(.1)	—	(30.8)	—	—
Total fixed maturities, available for sale	360.2	(78.4)	5.9	5.9	31.2	(66.3)	258.5	(8.0)
Equity securities - corporate securities	25.2	(8.5)	6.3	(1.8)	—	—	21.2	—
Investments held by variable interest entities - corporate securities	—	4.9	—	—	—	—	4.9	—
LIABILITIES:
Future policy benefits - embedded derivatives associated with fixed index annuity products	(1,092.3)	(267.5)	25.0	—	—	—	(1,334.8)	25.0
(a)

Transfers into Level 3 are the result of unobservable inputs utilized within valuation methodologies for assets that were previously valued using observable inputs. Transfers out of Level 3 are due to the use of observable inputs in valuation methodologies as well as the utilization of pricing service information for certain assets that the Company is able to validate.

(b)

Purchases, sales, issuances and settlements, net, represent the activity that occurred during the period that results in a change of the asset or liability but does not represent changes in fair value for the instruments held at the beginning of the period. Such activity primarily consists of purchases and sales of fixed maturity and equity securities and changes to embedded derivative instruments related to insurance products resulting from the issuance of new contracts, or changes to existing contracts. The following summarizes such activity for the year ended December 31, 2017 (dollars in millions):

128   CNO FINANCIAL GROUP, INC. - Form 10-K

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ITEM 8 Consolidated Financial Statements

	Purchases	Sales	Issuances	Settlements	Purchases, sales, issuances and settlements, net
ASSETS:
Fixed maturities, available for sale:
Corporate securities	$76.6	$(147.0)	$—	$—	$(70.4)
Asset-backed securities	—	(4.3)	—	—	(4.3)
Collateralized debt obligations	—	(2.5)	—	—	(2.5)
Commercial mortgage-backed securities	—	(1.2)	—	—	(1.2)
Total fixed maturities, available for sale	76.6	(155.0)	—	—	(78.4)
Equity securities - corporate securities	—	(8.5)	—	—	(8.5)
Investments held by variable interest entities - corporate securities	8.9	(4.0)	—	—	4.9
LIABILITIES:
Future policy benefits - embedded derivatives associated with fixed index annuity products	(178.9)	5.4	(159.3)	65.3	(267.5)

At December 31, 2018, 53 percent of our Level 3 fixed maturities, available for sale, were investment grade and 92 percent of our Level 3 fixed maturities, available for sale, consisted of corporate securities.

Realized and unrealized investment gains and losses presented in the preceding tables represent gains and losses during the time the applicable financial instruments were classified as Level 3.

Realized and unrealized gains (losses) on Level 3 assets are primarily reported in either net investment income for policyholder and other special-purpose portfolios, net realized investment gains (losses) or insurance policy benefits within the consolidated statement of operations or accumulated other comprehensive income within shareholders’ equity based on the appropriate accounting treatment for the instrument.

The amount presented for gains (losses) included in our net loss for assets and liabilities still held as of the reporting date primarily represents impairments for fixed maturities, available for sale, changes in fair value of trading securities and certain derivatives and changes in fair value of embedded derivative instruments included in liabilities for insurance products that exist as of the reporting date.

The following table provides additional information about the significant unobservable (Level 3) inputs developed internally by the Company to determine fair value for certain assets and liabilities carried at fair value at December 31, 2018 (dollars in millions):

	Fair value at December 31, 2018	Valuation techniques	Unobservable inputs	Range (weighted average)
ASSETS:
Corporate securities(a)	$91.1	Discounted cash flow analysis	Discount margins	1.55% - 9.52% (4.47%)
Corporate securities(b)	4.8	Recovery method	Percent of recovery expected	61.03%
Asset-backed securities(c)	11.9	Discounted cash flow analysis	Discount margins	2.30%
Equity securities(d)	1.2	Market comparables	EBITDA multiples	1.1X
Equity securities(e)	8.3	Recovery method	Percent of recovery expected	59.27% - 100.00% (59.52%)
Other assets categorized as Level 3(f)	63.8	Unadjusted third-party price source	Not applicable	Not applicable
Total	181.1
LIABILITIES:
Future policy benefits(g)	1,289.0	Discounted projected embedded derivatives	Projected portfolio yields	5.11% - 5.15% (5.11%)
			Discount rates	2.20% - 4.02% (2.75%)
			Surrender rates	1.30% - 37.30% (12.40%)
(a)

Corporate securities - The significant unobservable input used in the fair value measurement of our corporate securities is discount margin added to a riskless market yield. Significant increases (decreases) in discount margin in isolation would result in a significantly lower (higher) fair value measurement.

(b)

Corporate securities - The significant unobservable input used in the fair value measurement of these corporate securities is percentage of recovery expected. Significant increases (decreases) in percentage of recovery expected in isolation would result in a significantly higher (lower) fair value measurement.

(c)

Asset-backed securities - The significant unobservable input used in the fair value measurement of these asset-backed securities is discount margin added to a riskless market yield. Significant increases (decreases) in discount margin in isolation would result in a significantly lower (higher) fair value measurement.

(d)

Equity securities - The significant unobservable input used in the fair value measurement of these equity securities is multiples of earnings before interest, taxes, depreciation and amortization (“EBITDA”). Generally, increases (decreases) in the EBITDA multiples would result in higher (lower) fair value measurements.

(e)

Equity securities - The significant unobservable input used in the fair value measurement of these equity securities is percentage of recovery expected. Significant increases (decreases) in percentage of recovery expected in isolation would result in a significantly higher (lower) fair value measurement.

(f)	Other assets categorized as Level 3 - For these assets, there were no adjustments to quoted market prices obtained from third-party pricing sources.

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ITEM 8 Consolidated Financial Statements

(g)

Future policy benefits - The significant unobservable inputs used in the fair value measurement of our embedded derivatives associated with fixed index annuity products are projected portfolio yields, discount rates and surrender rates. Increases (decreases) in projected portfolio yields in isolation would lead to a higher (lower) fair value measurement. The discount rate is based on risk free rates (U.S. Treasury rates for similar durations) adjusted for our non-performance risk and risk margins for non-capital market inputs. Increases (decreases) in the discount rates would lead to a lower (higher) fair value measurement. Assumed surrender rates are used to project how long the contracts remain in force. Generally, the longer the contracts are assumed to be in force the higher the fair value of the embedded derivative.

The following table provides additional information about the significant unobservable (Level 3) inputs developed internally by the Company to determine fair value for certain assets and liabilities carried at fair value at December 31, 2017 (dollars in millions):

	Fair value at December 31, 2017	Valuation techniques	Unobservable inputs	Range (weighted average)
ASSETS:
Corporate securities(a)	$149.2	Discounted cash flow analysis	Discount margins	1.45% - 71.29% (6.96%)
Corporate securities(b)	2.8	Recovery method	Percent of recovery expected	0% - 21.73% (18.42%)
Asset-backed securities(c)	24.2	Discounted cash flow analysis	Discount margins	1.80% - 3.71% (2.67%)
Equity securities(d)	1.1	Market comparables	EBITDA multiples	1.1X
Equity securities(e)	20.1	Recovery method	Percent of recovery expected	59.1%
Other assets categorized as Level 3(f)	87.2	Unadjusted third-party price source	Not applicable	Not applicable
Total	284.6
LIABILITIES:
Future policy benefits(g)	1,334.8	Discounted projected embedded derivatives	Projected portfolio yields	5.15% - 5.61% (5.60%)
			Discount rates	0.92% - 2.51% (2.00%)
			Surrender rates	1.20% - 46.40% (12.30%)
(a)

Corporate securities - The significant unobservable input used in the fair value measurement of our corporate securities is discount margin added to a riskless market yield. Significant increases (decreases) in discount margin in isolation would result in a significantly lower (higher) fair value measurement.

(b)

Corporate securities - The significant unobservable input used in the fair value measurement of these corporate securities is percentage of recovery expected. Significant increases (decreases) in percentage of recovery expected in isolation would result in a significantly higher (lower) fair value measurement.

(c)

Asset-backed securities - The significant unobservable input used in the fair value measurement of these asset-backed securities is discount margin added to a riskless market yield. Significant increases (decreases) in discount margin in isolation would result in a significantly lower (higher) fair value measurement.

(d)

Equity securities - The significant unobservable input used in the fair value measurement of these equity securities is EBITDA multiples. Generally, increases (decreases) in EBITDA multiples would result in higher (lower) fair value measurements.

(e)

Equity securities - The significant unobservable input used in the fair value measurement of these equity securities is percentage of recovery expected. Significant increases (decreases) in percentage of recovery expected in isolation would result in a significantly higher (lower) fair value measurement.

(f)	Other assets categorized as Level 3 - For these assets, there were no adjustments to quoted market prices obtained from third-party pricing sources.
(g)

Future policy benefits - The significant unobservable inputs used in the fair value measurement of our embedded derivatives associated with fixed index annuity products are projected portfolio yields, discount rates and surrender rates. Increases (decreases) in projected portfolio yields in isolation would lead to a higher (lower) fair value measurement. The discount rate is based on risk free rates (U.S. Treasury rates for similar durations) adjusted for our non-performance risk and risk margins for non-capital market inputs. Increases (decreases) in the discount rates would lead to a lower (higher) fair value measurement. Assumed surrender rates are used to project how long the contracts remain in force. Generally, the longer the contracts are assumed to be in force the higher the fair value of the embedded derivative.

5. LIABILITIES FOR INSURANCE PRODUCTS

Our future policy benefits are summarized as follows (dollars in millions):

	Withdrawal assumption	Morbidity assumption	Mortality assumption	Interest rate assumption	2018	2017
Long-term care	Company	Company	Company
	experience	experience	experience	6%	$5,277.9	$5,669.0
Traditional life insurance contracts	Company	Company
	experience	experience	(a)	5%	2,461.6	2,401.2
Accident and health contracts	Company	Company	Company
	experience	experience	experience	5%	2,944.5	2,812.0
Interest-sensitive life insurance contracts	Company	Company	Company
	experience	experience	experience	5%	30.3	44.9
Annuities and supplemental contracts with life	Company	Company
contingencies	experience	experience	(b)	4%	368.1	594.2
TOTAL					$11,082.4	$11,521.3
(a)	Principally, modifications of: (i) the 1965 - 70 and 1975 - 80 Basic Tables; and (ii) the 1941, 1958 and 1980 Commissioners’ Standard Ordinary Tables; as well as Company experience.
(b)	Principally, modifications of: (i) the 1971 Individual Annuity Mortality Table; (ii) the 1983 Table “A”; and (iii) the Annuity 2000 Mortality Table; as well as Company experience.

130   CNO FINANCIAL GROUP, INC. - Form 10-K

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ITEM 8 Consolidated Financial Statements

Our policyholder account balances are summarized as follows (dollars in millions):

	2018	2017
Fixed index annuities	$6,657.8	$5,942.2
Other annuities	3,793.8	4,183.8
Interest-sensitive life insurance contracts	1,142.5	1,094.7
TOTAL	$11,594.1	$11,220.7

The Company establishes reserves for insurance policy benefits based on assumptions as to investment yields, mortality, morbidity, withdrawals, lapses and maintenance expenses. These reserves include amounts for estimated future payment of claims based on actuarial assumptions. The balance includes provision for the Company’s best estimate of the future policyholder benefits to be incurred on this business, given recent and expected future changes in experience.

Changes in the unpaid claims reserve (included in claims payable) and disabled life reserves related to accident and health insurance (included in the liability for future policy benefits) were as follows (dollars in millions):

	2018	2017	2016
Balance, beginning of year	$1,828.2	$1,777.6	$1,731.8
Less reinsurance (receivables) payables	15.1	14.0	(130.0)
Net balance, beginning of year	1,843.3	1,791.6	1,601.8
Incurred claims related to:
Current year	1,480.0	1,548.1	1,526.4
Prior years(a)	(41.5)	(26.7)	96.6
Total incurred	1,438.5	1,521.4	1,623.0
Interest on claim reserves	71.8	78.4	75.3
Paid claims related to:
Current year	(849.4)	(845.5)	(837.2)
Prior years	(630.6)	(702.6)	(671.3)
Total paid	(1,480.0)	(1,548.1)	(1,508.5)
Reserves ceded pursuant to reinsurance transaction	(956.7)	—	—
Net balance, end of year	916.9	1,843.3	1,791.6
Add reinsurance receivables (payables)	951.1	(15.1)	(14.0)
BALANCE, END OF YEAR	$1,868.0	$1,828.2	$1,777.6
(a)

The reserves and liabilities we establish are necessarily based on estimates, assumptions and prior years’ statistics. Such amounts will fluctuate based upon the estimation procedures used to determine the amount of unpaid losses. It is possible that actual claims will exceed our reserves and have a material adverse effect on our results of operations and financial condition.

6. INCOME TAXES

The components of income tax expense (benefit) were as follows (dollars in millions):

	2018	2017	2016
Current tax expense (benefit)	$(2.8)	$90.8	$(45.2)
Deferred tax expense	93.1	72.0	173.0
Valuation allowance applicable to current year income	8.9	(15.3)	(14.0)
Income tax expense calculated based on annual effective tax rate	99.2	147.5	113.8
Tax benefit on long-term care reinsurance transaction	(147.9)	—	—
Income tax expense on discrete items:
Change in valuation allowance	95.7	(13.4)	40.7
Impact of federal tax reform	—	310.6	—
Change in valuation allowance related to federal tax reform	—	(138.1)	—
IRS settlement	—	—	(170.4)
Other items	3.2	(1.7)	10.9
TOTAL INCOME TAX EXPENSE (BENEFIT)	$50.2	$304.9	$(5.0)
On December 22, 2017, the Tax Reform Act was signed into law and enacted a broad range of changes to the Internal Revenue Code (the “Code”) including individual and corporate reforms and numerous changes to U.S. international tax provisions. The Tax Reform Act reduced the corporate tax rate to 21 percent from 35 percent effective January 1, 2018, and made significant changes to the taxation of life insurance companies. Among other things, the Tax Reform Act modified the computation of life insurance reserves, increased the capitalization rate and extended the amortization period for policy acquisition costs, imposed limitations on the deductibility of performance-based compensation to “covered employees” and interest expense, and allowed for the expensing of certain capital expenditures. For NOLs arising after December 31, 2017, the Tax Reform Act

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ITEM 8 Consolidated Financial Statements

limits the ability to utilize NOL carryforwards to 80% of taxable income. In addition, NOLs arising after 2017 can be carried forward indefinitely, but carryback is prohibited. As a result of the reduction in the federal corporate income tax rate, we reduced the value of our net deferred tax assets by $172.5 million (net of the reduction in the valuation allowance for deferred tax assets) which was recorded as additional income tax expense for the year ended December 31, 2017.

The $172.5 million adjustment to our net deferred tax assets was a provisional amount as defined in the Securities and Exchange Commission’s (the “SEC”) Staff Accounting Bulletin No. 118 (“SAB 118”), issued in December 2017 to address complexities in completing the calculations resulting from the Tax Reform Act. Although we were able to make a reasonable estimate of the impact of the Tax Reform Act based on the information available, we required additional time within the measurement period permitted under SAB 118 to complete our analysis of the calculations of life insurance tax reserves and future period taxable income used to estimate our deferred tax valuation allowance. We completed our analysis in the fourth quarter of 2018 and there were no material changes to our previous estimates.

A reconciliation of the U.S. statutory corporate tax rate to the effective rate reflected in the consolidated statement of operations is as follows:

	2018	2017	2016
U.S. statutory corporate rate	21.0%	35.0%	35.0%
Valuation allowance	(39.5)	(6.0)	7.6
Non-taxable income and nondeductible benefits, net	.6	(2.0)	(1.1)
State taxes	(1.1)	.6	2.2
Impact of federal tax reform	—	64.7	—
Change in valuation allowance related to federal tax reform	—	(28.8)	—
Impact of IRS settlement	—	—	(48.2)
Other items	—	—	3.1
EFFECTIVE TAX RATE	(19.0)%	63.5%	(1.4)%

The components of the Company’s income tax assets and liabilities are summarized below (dollars in millions):

	2018	2017
Deferred tax assets:
Net federal operating loss carryforwards	$685.1	$489.6
Net state operating loss carryforwards	14.5	9.3
Investments	—	4.3
Insurance liabilities	283.9	415.8
Other	46.3	48.9
Gross deferred tax assets	1,029.8	967.9
Deferred tax liabilities:
Investments	(10.1)	—
Present value of future profits and deferred acquisition costs	(171.1)	(165.4)
Accumulated other comprehensive income	(50.2)	(337.2)
Gross deferred tax liabilities	(231.4)	(502.6)
Net deferred tax assets before valuation allowance	798.4	465.3
Valuation allowance	(193.7)	(89.1)
Net deferred tax assets	604.7	376.2
Current income taxes prepaid (accrued)	25.3	(9.3)
INCOME TAX ASSETS, NET	$630.0	$366.9

Our income tax expense includes deferred income taxes arising from temporary differences between the financial reporting and tax bases of assets and liabilities and NOLs. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which temporary differences are expected to be recovered or paid. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in earnings in the period when the changes are enacted.

A reduction of the net carrying amount of deferred tax assets by establishing a valuation allowance is required if, based on the available evidence, it is more likely than not that such assets will not be realized. In assessing the need for a valuation allowance, all available evidence, both positive and negative, shall be considered to determine whether, based on the weight of that evidence, a valuation allowance for deferred tax assets is needed. This assessment requires significant judgment and considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of carryforward periods, our experience with operating loss and tax credit carryforwards expiring unused, and tax planning strategies. We evaluate the need to establish a valuation allowance for our deferred income tax assets on an ongoing basis. The realization

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ITEM 8 Consolidated Financial Statements

of our deferred tax assets depends upon generating sufficient future taxable income of the appropriate type during the periods in which our temporary differences become deductible and before our NOLs expire.

Based on our assessment, it appears more likely than not that $604.7 million of our total deferred tax assets of $798.4 million will be realized through future taxable earnings. Accordingly, we have established a deferred tax valuation allowance of $193.7 million at December 31, 2018 ($189.9 million of which relates to our net federal operating loss carryforwards and $3.8 million relates to state operating loss carryforwards). As a result of the completion of the long-term care reinsurance transaction in the third quarter of 2018, we increased the valuation allowance for deferred tax assets by $104.8 million. The increase in life company NOLs generated by the tax loss on the reinsurance transaction is expected to impact our ability to utilize non-life NOLs in the future. Accordingly, we increased the valuation allowance for deferred taxes by $104.8 million. We will continue to assess the need for a valuation allowance in the future. If future results are less than projected, an increase to the valuation allowance may be required to reduce the deferred tax asset, which could have a material impact on our results of operations in the period in which it is recorded.

We use a deferred tax valuation model to assess the need for a valuation allowance. Our model is adjusted to reflect changes in our projections of future taxable income including changes resulting from the Tax Reform Act, investment strategies, the impact of the sale or reinsurance of business and the recapture of business previously ceded. Our estimates of future taxable income are based on evidence we consider to be objective and verifiable.

At December 31, 2018, our projection of future taxable income for purposes of determining the valuation allowance is based on our adjusted average annual taxable income which is assumed to increase by approximately 3.5 percent for the next five years, and level taxable income thereafter. In the projections used for our analysis, our adjusted average taxable income of approximately $465 million consisted of $85 million of non-life taxable income and $380 million of life taxable income.

Based on our assessment, we recognized an increase to the allowance for deferred tax assets of $104.6 million in 2018. We have evaluated the recovery of our deferred tax assets and assessed the effect of limitations and/or interpretations on their value and have concluded that it is more likely than not that the value recognized will be fully realized in the future.

Changes in our valuation allowance are summarized as follows (dollars in millions):

Balance, December 31, 2015	$213.5
Increase in 2016	26.7	(a)
Balance, December 31, 2016	240.2
Decrease in 2017	(166.8	) (b)
Cumulative effect of accounting change	15.7	(c)
Balance, December 31, 2017	89.1
Increase in 2018	104.6	(d)
BALANCE, DECEMBER 31, 2018	$193.7
(a)	The 2016 increase to the deferred tax valuation allowance primarily resulted from additional non-life NOLs due to the settlement with the Internal Revenue Service (the “IRS”).
(b)

The 2017 decrease to the deferred tax valuation allowance includes: (i) $138.1 million related to a reduction in the federal corporate income tax rate and other changes from the Tax Reform Act; (ii) $13.4 million of reductions to the deferred tax valuation allowance primarily related to the recognition of capital gains; and (iii) $15.3 million of reductions in the deferred tax valuation allowance reflecting higher current year taxable income than previously reflected in our deferred tax valuation model.

(c)

Effective January 1, 2017, the Company adopted new authoritative guidance related to several aspects of the accounting for share-based payment transactions, including the income tax consequences. Under the new guidance, any excess tax benefits are recognized as an income tax benefit in the income statement. The new guidance is applied on a modified retrospective basis through a cumulative-effect adjustment to retained earnings for all tax benefits that were not previously recognized because the related tax deduction had not reduced taxes payable. The Company had NOL carryforwards of $15.7 million related to deductions for stock options and restricted stock on the date of adoption. However, a corresponding valuation allowance of $15.7 million was recognized as a result of adopting this guidance. Therefore, there was no impact to our consolidated financial statements related to the initial adoption of this provision of the new guidance.

(d)

The 2018 increase to the deferred tax valuation allowance includes: (i) an increase of $104.8 million due to the life NOLs generated by the tax loss on the long-term care reinsurance transaction; and (ii) other changes netting to $(.2) million.

Recovery of our deferred tax asset is dependent on achieving the level of future taxable income projected in our deferred tax valuation model and failure to do so could result in an increase in the valuation allowance in a future period. Any future increase in the valuation allowance may result in additional income tax expense and reduce shareholders’ equity, and such an increase could have a significant impact upon our earnings in the future.

The Code limits the extent to which losses realized by a non-life entity (or entities) may offset income from a life insurance company (or companies) to the lesser of: (i) 35 percent of the income of the life insurance company; or (ii) 35 percent of the total loss of the non-life entities (including NOLs of the non-life entities). This limitation is the primary reason a valuation allowance for NOLs is required. There is no similar limitation on the extent to which losses realized by a life insurance entity (or entities) may offset income from a non-life entity (or entities).

Section 382 of the Code imposes limitations on a corporation’s ability to use its NOLs when the company undergoes a 50 percent ownership change over a three year period. Future transactions and the timing of such transactions could cause an ownership change for Section 382 income tax purposes. Such transactions may include, but are not limited to, additional repurchases under our securities repurchase program, issuances of common stock and acquisitions or sales of shares of CNO stock by certain holders of our shares, including persons who have held, currently hold or may accumulate in the future five percent or more of our

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outstanding common stock for their own account. Many of these transactions are beyond our control. If an additional ownership change were to occur for purposes of Section 382, we would be required to calculate an annual restriction on the use of our NOLs to offset future taxable income. The annual restriction would be calculated based upon the value of CNO’s equity at the time of such ownership change, multiplied by a federal long-term tax exempt rate (2.51 percent at December 31, 2018), and the annual restriction could limit our ability to use a substantial portion of our NOLs to offset future taxable income. We regularly monitor ownership change (as calculated for purposes of Section 382) and, as of December 31, 2018, we were below the 50 percent ownership change level that would trigger further impairment of our ability to utilize our NOLs.

In 2009, the Company’s Board of Directors adopted a Section 382 Rights Agreement designed to protect shareholder value by preserving the value of our tax assets primarily associated with tax NOLs under Section 382. The Section 382 Rights Agreement was adopted to reduce the likelihood of an ownership change occurring by deterring the acquisition of stock that would create “5 percent shareholders” as defined in Section 382. The Section 382 Rights Agreement has been amended three times, most recently effective November 13, 2017 (the “Third Amended Section 382 Rights Agreement”). The Third Amended Section 382 Rights Agreement extended the expiration date of the Section 382 Rights Agreement to November 13, 2020, updated the purchase price of the rights described below and provided for a new series of preferred stock relating to the rights that is substantially identical to the prior series of preferred stock. The Third Amended Section 382 Rights Agreement was approved by the Company’s stockholders at the Company’s 2018 annual meeting.

Under the Section 382 Rights Agreement, one right was distributed for each share of our common stock outstanding as of the close of business on January 30, 2009 and for each share issued after that date. Pursuant to the Third Amended Section 382 Rights Agreement, if any person or group (subject to certain exemptions) becomes an owner of more than 4.99 percent of the Company’s outstanding common stock (or any other interest in the Company that would be treated as “stock” under applicable Section 382 regulations) without the approval of the Board of Directors, there would be a triggering event causing significant dilution in the voting power and economic ownership of that person or group. Shareholders who held more than 4.99 percent of the Company’s outstanding common stock as of December 6, 2011 will trigger a dilutive event only if they acquire additional shares exceeding one percent of our outstanding shares without prior approval from the Board of Directors.

In 2010, our shareholders approved an amendment to CNO’s certificate of incorporation designed to prevent certain transfers of common stock which could otherwise adversely affect our ability to use our NOLs (the “Original Section 382 Charter Amendment”). Subject to the provisions set forth in the Original Section 382 Charter Amendment, transfers of our common stock would be void and of no effect if the effect of the purported transfer would be to: (i) increase the direct or indirect ownership of our common stock by any person or public group (as such term is defined in the regulations under Section 382) from less than 5% to 5% or more of our common stock; (ii) increase the percentage of our common stock owned directly or indirectly by a person or public group owning or deemed to own 5% or more of our common stock; or (iii) create a new public group. The Original Section 382 Charter Amendment was amended and extended in 2013 and in 2016 (the “2016 Section 382 Charter Amendment”). The expiration date for the 2016 Section 382 Charter Amendment is July 31, 2019.

Pursuant to the Tax Reform Act, NOLs generated subsequent to 2017 do not have an expiration date. We have $3.3 billion of federal NOLs as of December 31, 2018, as summarized below (dollars in millions):

Year of expiration	Net operating loss carryforwards
2023	$1,751.9
2025	85.2
2026	149.9
2027	10.8
2028	80.3
2029	213.2
2030	.3
2031	.2
2032	44.4
2033	.6
2034	.9
2035	.8
Total federal non-life NOLs	2,338.5
Post 2017 life NOLs with no expiration	923.9
TOTAL FEDERAL NOLs	$3,262.4

The loss on the reinsurance transaction that was completed in September 2018 resulted in a life NOL of $930.7 million. The life NOL is expected to be used to offset 80 percent of our future life insurance company taxable income due to limitations prescribed in the Tax Reform Act. Our life NOL has no expiration date and we expect it to be fully utilized over the next three to four years, depending on the level of life taxable income during such period. Our non-life NOLs can be used to offset 35 percent of remaining life insurance company taxable income after application of the life NOLs, until all non-life NOLs are utilized or expire.

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We also had deferred tax assets related to NOLs for state income taxes of $14.5 million and $9.3 million at December 31, 2018 and 2017, respectively. The related state NOLs are available to offset future state taxable income in certain states through 2033.

There were no unrecognized tax benefits in either 2018 or 2017.

In the fourth quarter of 2016, we reached a settlement with the IRS related to two uncertain tax positions: (i) $280.7 million of life NOLs and $130.0 million of non-life NOLs related to the classification of the loss on our investment in Conseco Senior Health Insurance Company when it was transferred to an independent trust in 2008; and (ii) $66.7 million of non-life NOLs related to a bad debt deduction with respect to a stock purchase loan made by our Predecessor to a member of its board of directors. The settlement resulted in a reduction to tax expense of approximately $118.7 million in the fourth quarter of 2016 (the period in which these matters were settled and the fully executed documentation was received). The $118.7 million benefit includes: (i) a $98.2 million tax benefit related to additional life NOLs; (ii)  a $17.1 million tax benefit related to additional non-life NOLs (net of an increase to the deferred tax valuation allowance of $51.7 million); and (iii) a $3.4 million reduction in interest recognized in prior periods on alternative minimum tax that will no longer be required to be paid.

The Company’s various state income tax returns are generally open for tax years beginning in 2015, based on individual state statutes of limitation. Generally, for tax years which generate NOLs, capital losses or tax credit carryforwards, the statute remains open until the expiration of the statute of limitations for the tax year in which such carryforwards are utilized. The outcome of tax audits cannot be predicted with certainty. If the Company’s tax audits are not resolved in a manner consistent with management’s expectations, the Company may be required to adjust its provision for income taxes.

7. NOTES PAYABLE - DIRECT CORPORATE OBLIGATIONS

The following notes payable were direct corporate obligations of the Company as of December 31, 2018 and 2017 (dollars in millions):

	2018	2017
4.500% Senior Notes due May 2020	$325.0	$325.0
5.250% Senior Notes due May 2025	500.0	500.0
Revolving Credit Agreement (as defined below)	100.0	100.0
Unamortized debt issuance costs	(8.2)	(10.4)
DIRECT CORPORATE OBLIGATIONS	$916.8	$914.6

Notes

On May 19, 2015, the Company executed the Indenture, dated as of May 19, 2015 (the “Base Indenture”) and the First Supplemental Indenture, dated as of May 19, 2015 (the “Supplemental Indenture” and, together with the Base Indenture, the “Indenture”), between the Company and Wilmington Trust, National Association, as trustee (the “Trustee”) pursuant to which the Company issued $325.0 million aggregate principal amount of 4.500% Senior Notes due 2020 (the “2020 Notes”) and $500.0 million aggregate principal amount of 5.250% Senior Notes due 2025 (the “2025 Notes” and, together with the 2020 Notes, the “Notes”).

The Company used the proceeds of the offering of the Notes, together with borrowings under the Revolving Credit Agreement (as defined below): (i) to repay all amounts outstanding under our previous senior secured credit agreement; (ii) to redeem and satisfy and discharge all of the outstanding 6.375% Senior Secured Notes due October 2020; and (iii) to pay fees and expenses related to the offering of the Notes and the foregoing transactions. The remaining proceeds of the Notes and the borrowings under the Revolving Credit Agreement were used for general corporate purposes, including share repurchases.

The 2020 Notes mature on May 30, 2020, and the 2025 Notes mature on May 30, 2025. Interest on the 2020 Notes is payable at 4.500% per annum. Interest on the 2025 Notes is payable at 5.250% per annum. Interest on the Notes is payable semi-annually in cash in arrears on May 30 and November 30 of each year, commencing on November 30, 2015.

The Notes are the Company’s senior unsecured obligations and rank equally with the Company’s other senior unsecured and unsubordinated debt from time to time outstanding, including obligations under the Revolving Credit Agreement (as defined below). The Notes are effectively subordinated to all of the Company’s existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness. The Notes are structurally subordinated to all existing and future indebtedness and other liabilities of the Company’s subsidiaries.

The Company may redeem some or all of the 2020 Notes at any time or from time to time at a “make-whole” redemption price plus accrued and unpaid interest to, but not including, the redemption date.

Prior to February 28, 2025, the Company may redeem some or all of the 2025 Notes at any time or from time to time at a “make-whole” redemption price plus accrued and unpaid interest to, but not including, the redemption date. On and after February 28, 2025, the Company may redeem some or all of the 2025 Notes at any time or from time to time at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest to, but not including, the redemption date.

Upon the occurrence of a Change of Control Repurchase Event (as defined in the Indenture), the Company will be required to make an offer to repurchase the Notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but not including, the date of repurchase.

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The Indenture contains covenants that restrict the Company’s ability, with certain exceptions, to:

●	incur certain subsidiary indebtedness without also guaranteeing the Notes;

●	create liens;

●	enter into sale and leaseback transactions;

●	issue, sell, transfer or otherwise dispose of any shares of capital stock of any Insurance Subsidiary (as defined in the Indenture); and

●	consolidate or merge with or into other companies or transfer all or substantially all of the Company’s assets.

The Indenture provides for customary events of default (subject in certain cases to customary grace and cure periods), which include nonpayment, breach of covenants in the Indenture, failure to pay at maturity or acceleration of other indebtedness, a failure to pay certain judgments and certain events of bankruptcy and insolvency. Generally, if an event of default occurs, the Trustee or holders of at least 25% in principal amount of the then outstanding Notes may declare the principal of and accrued but unpaid interest, including any additional interest, on all of the Notes to be due and payable.

Revolving Credit Agreement

On May 19, 2015, the Company entered into a $150.0 million four-year unsecured revolving credit facility with KeyBank National Association, as administrative agent (the “Agent”), and the lenders from time to time party thereto. On May 19, 2015, the Company made an initial drawing of $100.0 million under the revolving credit facility, resulting in $50.0 million available for additional borrowings. On October 13, 2017, the Company entered into an amendment and restatement agreement (the “Amendment Agreement”) with respect to its revolving credit agreement (as amended by the Amendment Agreement, the “Revolving Credit Agreement”). The Amendment Agreement, among other things, increased the total commitments available under the revolving credit facility from $150.0 million to $250.0 million, increased the aggregate amount of additional incremental loans the Company may incur from $50.0 million to $100.0 million and extended the maturity date of the revolving credit facility from May 19, 2019 to the earlier of October 13, 2022 and the date that is six months prior to the maturity date of the 2020 Notes, which is November 30, 2019.

The Revolving Credit Agreement includes an uncommitted subfacility for swingline loans of up to $5.0 million, and up to $5.0 million of the Revolving Credit Agreement is available for the issuance of letters of credit. The Company may incur additional incremental loans under the Revolving Credit Agreement in an aggregate principal amount of up to $100.0 million provided that there are no events of default and subject to certain other terms and conditions including the delivery of certain documentation.

The interest rates with respect to loans under the Revolving Credit Agreement are based on, at the Company’s option, a floating base rate (defined as a per annum rate equal to the highest of: (i) the federal funds rate plus 0.50%; (ii) the “prime rate” of the Agent; and (iii) the eurodollar rate for a one-month interest period plus an applicable margin based on the Company’s unsecured debt rating), or a eurodollar rate plus an applicable margin based on the Company’s unsecured debt rating. The margins under the Revolving Credit Agreement range from 1.375 percent to 2.125 percent (1.75 percent to 2.25 percent prior to the Amendment Agreement), in the case of loans at the eurodollar rate, and 0.375 percent to 1.125 percent (.75 percent to 1.25 percent prior to the Amendment Agreement), in the case of loans at the base rate. At December 31, 2018, the interest rate on the amounts outstanding under the Revolving Credit Agreement was 4.15 percent. In addition, the daily average undrawn portion of the Revolving Credit Agreement accrues a commitment fee payable quarterly in arrears. The applicable margin for, and the commitment fee applicable to, the Revolving Credit Agreement, will be adjusted from time to time pursuant to a ratings based pricing grid. In addition, a fronting fee, in an amount equal to 0.125% per annum on the aggregate face amount of the outstanding letters of credit, will be payable to the issuers of such letters of credit.

The Revolving Credit Agreement contains certain financial, affirmative and negative covenants. The negative covenants in the Revolving Credit Agreement include restrictions that relate to, among other things and subject to customary baskets, exceptions and limitations for facilities of this type:

●	subsidiary debt;

●	liens;

●	restrictive agreements;

●	restricted payments during the continuance of an event of default;

●	disposition of assets and sale and leaseback transactions;

●	transactions with affiliates;

●	change in business;

●	fundamental changes;

●	modification of certain agreements; and

●	changes to fiscal year.

The Revolving Credit Agreement requires the Company to maintain (each as calculated in accordance with the Revolving Credit Agreement): (i) a debt to total capitalization ratio of not more than 35.0 percent (30.0 percent prior to the Amendment Agreement) (such ratio was 22.5 percent at December 31, 2018); (ii) an aggregate ratio of total adjusted capital to company action level risk-based capital for the Company’s insurance subsidiaries of not less than 250 percent (such ratio was estimated to be 393 percent at December 31, 2018); and (iii) a minimum consolidated net worth of not less than the sum of (x) $2,674 million plus (y) 50.0% of the net equity proceeds received by the Company from the issuance and sale of equity interests in the Company (the Company’s consolidated net worth was $3,193.2 million at December 31, 2018 compared to the minimum requirement of $2,687.4 million).

The Revolving Credit Agreement provides for customary events of default (subject in certain cases to customary grace and cure periods), which include, without limitation, the following:

●	non-payment;

●	breach of representations, warranties or covenants;

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●	cross-default and cross-acceleration;

●	bankruptcy and insolvency events;

●	judgment defaults;

●	actual or asserted invalidity of documentation with respect to the Revolving Credit Agreement;

●	change of control; and

●	customary ERISA defaults.

If an event of default under the Revolving Credit Agreement occurs and is continuing, the Agent may accelerate the amounts and terminate all commitments outstanding under the Revolving Credit Agreement.

Scheduled Repayment of our Direct Corporate Obligations

The scheduled repayment of our direct corporate obligations was as follows at December 31, 2018 (dollars in millions):

Year ending December 31,
2019	$100.0	(a)
2020	325.0
2021	—
2022	—
2023	—
Thereafter	500.0
	$925.0
(a)

The maturity date of the Revolving Credit Agreement is the earlier of October 13, 2022 and the date that is six months prior to the maturity date of the Company’s 4.50% senior notes due 2020, which is November 30, 2019.

8. LITIGATION AND OTHER LEGAL PROCEEDINGS

Legal Proceedings

The Company and its subsidiaries are involved in various legal actions in the normal course of business, in which claims for compensatory and punitive damages are asserted, some for substantial amounts. We recognize an estimated loss from these loss contingencies when we believe it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Some of the pending matters have been filed as purported class actions and some actions have been filed in certain jurisdictions that permit punitive damage awards that are disproportionate to the actual damages incurred. The amounts sought in certain of these actions are often large or indeterminate and the ultimate outcome of certain actions is difficult to predict. In the event of an adverse outcome in one or more of these matters, there is a possibility that the ultimate liability may be in excess of the liabilities we have established and could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, the resolution of pending or future litigation may involve modifications to the terms of outstanding insurance policies or could impact the timing and amount of rate increases, which could adversely affect the future profitability of the related insurance policies. Based upon information presently available, and in light of legal, factual and other defenses available to the Company and its subsidiaries, the Company does not believe that it is probable that the ultimate liability from either pending or threatened legal actions, after consideration of existing loss provisions, will have a material adverse effect on the Company’s consolidated financial condition, operating results or cash flows. However, given the inherent difficulty in predicting the outcome of legal proceedings, there exists the possibility that such legal actions could have a material adverse effect on the Company’s consolidated financial condition, operating results or cash flows.

In addition to the inherent difficulty of predicting litigation outcomes, particularly those that will be decided by a jury, some matters purport to seek substantial or an unspecified amount of damages for unsubstantiated conduct spanning several years based on complex legal theories and damages models. The alleged damages typically are indeterminate or not factually supported in the complaint, and, in any event, the Company’s experience indicates that monetary demands for damages often bear little relation to the ultimate loss. In some cases, plaintiffs are seeking to certify classes in the litigation and class certification either has been denied or is pending and we have filed oppositions to class certification or sought to decertify a prior class certification. In addition, for many of these cases: (i) there is uncertainty as to the outcome of pending appeals or motions; (ii) there are significant factual issues to be resolved; and/or (iii) there are novel legal issues presented. Accordingly, the Company cannot reasonably estimate the possible loss or range of loss in excess of amounts accrued, if any, or predict the timing of the eventual resolution of these matters. The Company reviews these matters on an ongoing basis. When assessing reasonably possible and probable outcomes, the Company bases its assessment on the expected ultimate outcome following all appeals.

On September 29, 2016, Washington National and BCLIC commenced an arbitration proceeding seeking compensatory, consequential and punitive damages against BRe based upon BRe’s incurable material breaches of the long-term care reinsurance agreements, conversion, fraud, and breaches of fiduciary duties and the obligation to deal honestly and in good

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faith. BRe filed a counterclaim against Washington National and BCLIC in the arbitration alleging damages relating to the reinsurance agreements and their termination. In addition, on September 29, 2016, a complaint was filed by BCLIC and Washington National in the United States District Court for the Southern District of New York, Bankers Conseco Life Insurance Company and Washington National Insurance Company v. Moshe M. Feuer, Scott Taylor and David Levy, Case No. 16-cv-7646, alleging, among other claims, fraud/fraudulent concealment, and violation of the Racketeer Influenced and Corrupt Organizations Act. These allegations relate to the long-term care reinsurance agreements between BRe and Washington National and BCLIC, respectively, and emanate from the undisclosed relationships between and among the defendants (who were the principal owners and officers of BRe) and Platinum Partners, LP and its affiliates (“Platinum”). On April 27, 2017, an amended complaint was filed adding Beechwood Capital Group, LLC as a defendant. On March 13, 2018, the District Court granted defendants’ motion to compel arbitration of Washington National’s and BCLIC’s claims and the litigation is now stayed pending the outcome of the arbitration. Washington National and BCLIC intend to vigorously pursue their claims for damages and other remedies in the arbitration and the litigation described above.

By public notice dated July 26, 2017, the Cayman Islands Monetary Authority advised that, effective July 25, 2017, two individuals (the “Controllers”) had been appointed pursuant to Section 24(2)(h) of the Cayman Islands Insurance Law to assume control of the affairs of BRe. According to the public notice, effective with their appointment, the Controllers assumed immediate control of the affairs of BRe and have all the powers necessary to administer the affairs of BRe including power to terminate its insurance business. The Controllers are responsible for assessing the financial position of BRe and submitting a report to the Cayman Islands Monetary Authority. On August 10, 2018, the Cayman Islands Monetary Authority filed a public petition in the Grand Court of the Cayman Islands to officially wind up BRe, concluding that BRe was now of doubtful solvency. On November 27, 2018, the Grand Court of the Cayman Islands granted the petition to officially wind up BRe and appointed the current Controllers of BRe to be its Joint Official Liquidators.

On December 19, 2018, Melanie Cyganowski, as Equity Receiver for Platinum Partners Credit Opportunities Master Fund, LP and other Platinum entities (the “PPCO Receiver”) brought an action in the United States District Court for the Southern District of New York, Cyganowski v. Beechwood Re Ltd, et al., Case No. 18-cv-12018, alleging, among other claims, fraud, aiding and abetting fraud, fraudulent transfer and violation of the Racketeer Influenced and Corrupt Organizations Act against numerous defendants, including BRe and many of its affiliates, CNO Financial Group, Inc., BCLIC, Washington National and 40|86 Advisors, Inc. The PPCO Receiver alleges that Platinum insiders conspired with BRe and its principals and affiliates in a massive fraudulent scheme to enrich the Platinum and BRe insiders to the detriment of Platinum investors and creditors. The PPCO Receiver alleges that CNO Financial Group, Inc., BCLIC, Washington National and 40|86 Advisors, Inc. have liability for the fraudulent scheme of the Platinum and BRe insiders under a theory that they turned a blind eye to the fraudulent scheme due to their desire to transfer unprofitable legacy portfolios of long-term care insurance via the reinsurance transactions with BRe. CNO Financial Group, Inc., BCLIC, Washington National and 40|86 Advisors, Inc. are vigorously contesting the PPCO Receiver’s claims.

Regulatory Examinations and Fines

Insurance companies face significant risks related to regulatory investigations and actions. Regulatory investigations generally result from matters related to sales or underwriting practices, payment of contingent or other sales commissions, claim payments and procedures, product design, product disclosure, additional premium charges for premiums paid on a periodic basis, denial or delay of benefits, charging excessive or impermissible fees on products, procedures related to canceling policies, changing the way cost of insurance charges are calculated for certain life insurance products or recommending unsuitable products to customers. We are, in the ordinary course of our business, subject to various examinations, inquiries and information requests from state, federal and other authorities. The ultimate outcome of these regulatory actions (including the costs of complying with information requests and policy reviews) cannot be predicted with certainty. In the event of an unfavorable outcome in one or more of these matters, the ultimate liability may be in excess of liabilities we have established and we could suffer significant reputational harm as a result of these matters, which could also have a material adverse effect on our business, financial condition, results of operations or cash flows.

In August 2011, we were notified of an examination to be done on behalf of a number of states for the purpose of determining compliance with unclaimed property laws by the Company and its subsidiaries. Such examination has included inquiries related to the use of data available on the U.S. Social Security Administration’s Death Master File (“SSADMF”) to identify instances where benefits under life insurance policies, annuities and retained asset accounts are payable. We are continuing to provide information to the examiners in response to their requests. A total of 40 states and the District of Columbia participated in this examination. In November 2018, we entered into a Global Resolution Agreement for compliance with laws and regulations concerning the identification, reporting and escheatment of unclaimed contract benefits or abandoned funds. Under the terms of the Global Resolution Agreement, a third-party auditor acting on behalf of the signatory jurisdictions will compare expanded matching criteria to the SSADMF to identify deceased insureds and contract holders where a valid claim has not been made.

Guaranty Fund Assessments

The balance sheet at December 31, 2018, included: (i) accruals of $10.6 million, representing our estimate of all known assessments that will be levied against the Company’s insurance subsidiaries by various state guaranty associations based on premiums written through December 31, 2018; and (ii) receivables of $18.0 million that we estimate will be recovered through a reduction in future

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ITEM 8 Consolidated Financial Statements

premium taxes as a result of such assessments. At December 31, 2017, such guaranty fund assessment accruals were $14.1 million and such receivables were $20.0 million. These estimates are subject to change when the associations determine more precisely the losses that have occurred and how such losses will be allocated among the insurance companies. We recognized expense for such assessments of $2.3 million, $11.0 million and $2.8 million in 2018, 2017 and 2016, respectively.

Guarantees

In accordance with the terms of the employment agreements of two of the Company’s former chief executive officers, certain wholly-owned subsidiaries of the Company are the guarantors of the former executives’ nonqualified supplemental retirement benefits. The liability for such benefits was $23.5 million and $24.2 million at December 31, 2018 and 2017, respectively, and is included in the caption “Other liabilities” in the consolidated balance sheet.

Leases and Certain Other Long-Term Commitments

The Company rents office space, equipment and computer software under noncancellable operating lease agreements. In addition, the Company has entered into certain sponsorship agreements which require future payments. Total expense pursuant to these lease and sponsorship agreements was $67.0 million, $61.4 million and $56.8 million in 2018, 2017 and 2016, respectively. Future required minimum payments as of December 31, 2018, were as follows (dollars in millions):

2019	$22.2
2020	18.7
2021	14.3
2022	11.0
2023	8.7
Thereafter	1.4
Total	$76.3

9. AGENT DEFERRED COMPENSATION PLAN

For our agent deferred compensation plan, it is our policy to immediately recognize changes in the actuarial benefit obligation resulting from either actual experience being different than expected or from changes in actuarial assumptions.

One of our insurance subsidiaries has a noncontributory, unfunded deferred compensation plan for qualifying members of its career agency force. Benefits are based on years of service and career earnings. In 2016, the agent deferred compensation plan was amended to: (i) freeze participation in the plan; (ii) freeze benefits accrued under the plan; and (iii) add a limited cashout feature. During the third quarter of 2016, we made lump sum settlement distributions to plan participants with account balances that were below a certain threshold consistent with the provision of the amended plan. We recognized a pre-tax gain of $6.1 million related to the settlement distributions in the third quarter of 2016.

The actuarial measurement date of this deferred compensation plan is December 31. The liability recognized in the consolidated balance sheet for the agent deferred compensation plan was $155.7 million and $168.2 million at December 31, 2018 and 2017, respectively. Expenses incurred on this plan were $(5.2) million, $18.8 million and $8.1 million during 2018, 2017 and 2016, respectively (including the recognition of gains (losses) of $11.9 million, $(12.2) million and $3.1 million in 2018, 2017 and 2016, respectively, primarily resulting from: (i) changes in the discount rate assumption used to determine the deferred compensation plan liability to reflect current investment yields; (ii) changes in mortality table assumptions; and (iii) the aforementioned settlement distributions in 2016). We purchased COLI as an investment vehicle to fund the agent deferred compensation plan. The COLI assets are not assets of the agent deferred compensation plan, and as a result, are accounted for outside the plan and are recorded in the consolidated balance sheet as other invested assets. The carrying value of the COLI assets was $171.7 million and $182.3 million at December 31, 2018 and 2017, respectively. Death benefits related to the COLI and changes in the cash surrender value (which approximates net realizable value) of the COLI assets are recorded as net investment income (loss) on special-purpose portfolios and totaled $(10.6) million, $24.6 million and $6.9 million in 2018, 2017 and 2016, respectively.

We used the following assumptions for the deferred compensation plan to calculate:

	2018	2017
Benefit obligations:
Discount rate	4.25%	3.75%
Net periodic cost:
Discount rate	3.75%	4.25%

The discount rate is based on the yield of a hypothetical portfolio of high quality debt instruments which could effectively settle plan benefits on a present value basis as of the measurement date.

The benefits expected to be paid pursuant to our agent deferred compensation plan as of December 31, 2018 were as follows (dollars in millions):

2019	$7.5
2020	7.8
2021	8.0
2022	8.3
2023	8.6
2024 - 2028	45.7

One of our insurance subsidiaries has another unfunded nonqualified deferred compensation program for qualifying members of its career agency force. Such agents may defer a certain percentage of their net commissions into the program. In addition, annual Company contributions are made based on the agent’s production and vest over a period of five to 10 years. The liability recognized in the consolidated balance sheet for this program

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was $28.4 million and $22.9 million at December 31, 2018 and 2017, respectively. Company contribution expense totaled $5.5 million, $6.6 million and $4.4 million in 2018, 2017 and 2016, respectively. We purchased Trust-Owned Life Insurance (“TOLI”) as an investment vehicle to fund the program. The TOLI assets are not assets of the program, and as a result, are accounted for outside the program and are recorded in the consolidated balance sheet as other invested assets. The carrying value of the TOLI assets was $22.9 million and $18.0 million at December 31, 2018 and 2017, respectively.

The Company has a qualified defined contribution plan for which substantially all employees are eligible. Company contributions, which match a portion of certain voluntary employee contributions to the plan, totaled $5.8 million, $5.5 million and $5.3 million in 2018, 2017 and 2016, respectively. Employer matching contributions are discretionary.

10. DERIVATIVES

Our freestanding and embedded derivatives, which are not designated as hedging instruments, are held at fair value and are summarized as follows (dollars in millions):

	Fair value
	2018	2017
Assets:
Other invested assets:
Fixed index call options	$26.6	$170.2
Reinsurance receivables	(6.5)	(1.4)
TOTAL ASSETS	$20.1	$168.8
Liabilities:
Future policy benefits:
Fixed index products	$1,289.0	$1,334.8
TOTAL LIABILITIES	$1,289.0	$1,334.8

The activity associated with freestanding derivative instruments is measured as either the notional or the number of contracts. The activity associated with the fixed index annuity embedded derivatives are shown by the number of policies. The following table represents activity associated with derivative instruments as of the dates indicated:

	Measurement		December 31, 2017	Additions	Maturities/ terminations	December 31, 2018
Fixed index annuities - embedded derivative	Policies		104,689	12,189	(8,048)	108,830
Fixed index call options	Notional	(a)	$3,005.8	$3,043.2	$(3,028.5)	$3,020.5
(a)	Dollars in millions.

We are required to establish an embedded derivative related to a modified coinsurance agreement pursuant to which we assume the risks of a block of health insurance business. The embedded derivative represents the mark-to-market adjustment for approximately $123 million in underlying investments held by the ceding reinsurer.

The following table provides the pre-tax gains (losses) recognized in net income for derivative instruments, which are not designated as hedges for the periods indicated (dollars in millions):

	2018	2017	2016
Net investment income from policyholder and other special-purpose portfolios:
Fixed index call options	$(43.0)	$162.5	$29.2
Net realized gains (losses):
Interest rate futures	—	—	(1.1)
Embedded derivative related to modified coinsurance agreement	(5.1)	2.8	.8
Total	(5.1)	2.8	(.3)
Insurance policy benefits:
Embedded derivative related to fixed index annuities	107.8	25.0	60.8
TOTAL	$59.7	$190.3	$89.7

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ITEM 8 Consolidated Financial Statements

Derivative Counterparty Risk

If the counterparties to the call options fail to meet their obligations, we may recognize a loss. We limit our exposure to such a loss by diversifying among several counterparties believed to be strong and creditworthy. At December 31, 2018, all of our counterparties were rated “A-” or higher by S&P.

From time to time, we enter into exchange-traded interest rate future contracts. The contracts are marked to market and margined on a daily basis. The Company has minimal exposure to credit-related losses in the event of nonperformance.

The Company and its subsidiaries are parties to master netting arrangements with its counterparties related to entering into various derivative contracts. Exchange-traded derivatives require margin accounts which we offset.

The following table summarizes information related to derivatives with master netting arrangements or collateral as of December 31, 2018 and 2017 (dollars in millions):

	Gross amounts recognized	Gross amounts offset in the balance sheet	Net amounts of assets presented in the balance sheet	Gross amounts not offset in the balance sheet		Net amount
				Financial instruments	Cash collateral received
December 31, 2018:
Fixed index call options	$26.6	$—	$26.6	$—	$—	$26.6
December 31, 2017:
Fixed index call options	170.2	—	170.2	—	—	170.2

11. SHAREHOLDERS’ EQUITY

Changes in the number of shares of common stock outstanding were as follows (shares in thousands):

	2018	2017	2016
Balance, beginning of year	166,858	173,754	184,029
Treasury stock purchased and retired	(5,486)	(7,808)	(11,688)
Stock options exercised(a)	378	725	978
Restricted and performance stock vested(b)	452	187	435
BALANCE, END OF YEAR	162,202	166,858	173,754
(a)	In 2018, such amount was reduced by 69 thousand shares which were tendered to the Company for the payment of the exercise price and required federal and state tax withholdings.
(b)

In 2018, 2017 and 2016, such amount was reduced by 242 thousand, 103 thousand and 191 thousand shares, respectively, which were tendered to the Company for the payment of required federal and state tax withholdings owed on the vesting of restricted and performance stock.

In May 2011, the Company announced a securities repurchase program of up to $100.0 million. In February 2012, June 2012, December 2012, December 2013, November 2014, November 2015 and May 2017, the Company’s Board of Directors approved, in aggregate, an additional $1,900.0 million to repurchase the Company’s outstanding securities. In 2018, 2017 and 2016, we repurchased 5.5 million, 7.8 million and 11.7 million shares, respectively, for $100.9 million, $167.1  million and $203.0 million, respectively, under the securities repurchase program. The Company had remaining repurchase authority of $284.6 million as of December 31, 2018.

In 2018, 2017 and 2016, dividends declared on common stock totaled $65.1 million ($0.39 per common share), $59.6 million ($0.35 per common share) and $54.8 million ($0.31 per common share), respectively. In May 2018, the Company increased its quarterly common stock dividend to $0.10  per share from $0.09 per share. In May 2017, the Company increased its quarterly common stock dividend to $0.09 per share from $0.08 per share. In May 2016, the Company increased its quarterly common stock dividend to $0.08 per share from $0.07 per share.

The Company has a long-term incentive plan which permits the grant of CNO incentive or non-qualified stock options, restricted stock awards, restricted stock units, stock appreciation rights, performance shares or units and certain other equity-based awards to certain directors, officers and employees of the Company and certain other individuals who perform services for the Company. As of December 31, 2018, 5.3 million shares remained available for issuance under the plan. Our stock option awards are generally granted with an exercise price equal to the market price of the Company’s stock on the date of grant and a maximum term of ten years. Our stock option awards granted in 2007 through 2009 generally vested on a graded basis over a three year service term and expired five years from the date of grant. Our stock options granted in 2010 through 2014 generally vest on a graded basis over a three year service term and expire seven years from the date of grant. Our stock options granted in 2015 through 2018 generally vest on a graded basis over a three year service term and expire ten years from the date of grant. In 2018, one grant of 1.6 million stock options vests on a graded basis over a five year service term and expires ten years from the date of grant. The vesting periods for our awards of restricted stock and restricted stock units (collectively “restricted stock”) range from immediate vesting to a period of three years.

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ITEM 8 Consolidated Financial Statements

A summary of the Company’s stock option activity and related information for 2018 is presented below (shares in thousands; dollars in millions, except per share amounts):

	Shares	Weighted average exercise price	Weighted average remaining life (in years)	Aggregate intrinsic value
Outstanding at the beginning of the year	5,121	$15.95
Options granted	2,112	21.03
Exercised	(447)	(10.94)		$3.1
Forfeited or terminated	(247)	(20.29)
Outstanding at the end of the year	6,539	17.77	5.8	$44.4
Options exercisable at the end of the year	3,247		3.5	$26.7
Available for future grant	5,296

A summary of the Company’s stock option activity and related information for 2017 is presented below (shares in thousands; dollars in millions, except per share amounts):

	Shares	Weighted average exercise price	Weighted average remaining life (in years)	Aggregate intrinsic value
Outstanding at the beginning of the year	5,354	$14.73
Options granted	729	21.06
Exercised	(237)	(17.81)		$5.2
Forfeited or terminated	(725)	(11.43)
Outstanding at the end of the year	5,121	15.95	5.4	$37.2
Options exercisable at the end of the year	2,440		3.0	$19.2
Available for future grant	7,488

A summary of the Company’s stock option activity and related information for 2016 is presented below (shares in thousands; dollars in millions, except per share amounts):

	Shares	Weighted average exercise price	Weighted average remaining life (in years)	Aggregate intrinsic value
Outstanding at the beginning of the year	5,199	$13.32
Options granted	1,706	17.45
Exercised	(978)	(8.70)		$6.1
Forfeited or terminated	(573)	(20.41)
Outstanding at the end of the year	5,354	14.73	5.9	$37.1
Options exercisable at the end of the year	2,187		2.7	$15.1
Available for future grant	4,620

We recognized compensation expense related to stock options totaling $5.6 million ($4.5 million after income taxes) in 2018, $6.3 million ($4.1 million after income taxes) in 2017 and $12.2 million ($7.9 million after income taxes) in 2016. Compensation expense related to stock options reduced both basic and diluted earnings per share by three cents in 2018, two cents in 2017 and four cents in 2016. At December 31, 2018, the unrecognized compensation expense for non-vested stock options totaled $8.9 million which is expected to be recognized over a weighted average period of 3.5 years. Cash received by the Company from the exercise of stock options was $3.9 million, $8.3 million and $8.4 million during 2018, 2017 and 2016, respectively.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option valuation model with the following weighted average assumptions:

	2018 Grants	2017 Grants	2016 Grants
Weighted average risk-free interest rates	2.9%	2.2%	1.4%
Weighted average dividend yields	1.9%	1.5%	1.6%
Volatility factors	27%	32%	36%
Weighted average expected life (in years)	6.4	6.3	6.3
Weighted average fair value per share	$5.49	$6.20	$5.48

142   CNO FINANCIAL GROUP, INC. - Form 10-K

PART II
ITEM 8 Consolidated Financial Statements

The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant. The dividend yield is based on the Company’s history and expectation of dividend payouts. Volatility factors are based on the weekly historical volatility of the Company’s common stock equal to the expected life of the option. The expected life is based on the average of the graded vesting period and the contractual terms of the option.

The exercise price was equal to the market price of our stock on the date of grant for all options granted in 2018, 2017 and 2016.

The following table summarizes information about stock options outstanding at December 31, 2018 (shares in thousands):

		Options outstanding		Options exercisable
Range of exercise prices	Number outstanding	Remaining life (in years)	Average exercise price	Number exercisable	Average exercise price
$6.77 - $7.51	339	0.2	$7.50	339	$7.50
$10.88 - $16.22	635	1.2	10.99	634	10.98
$16.42 - $21.57	5,565	6.7	19.17	2,274	17.54
	6,539			3,247

During 2018, 2017 and 2016, the Company granted restricted stock of .4 million, .3 million and .4 million, respectively, to certain directors, officers and employees of the Company at a weighted average fair value of $22.36 per share, $20.87 per share and $18.17 per share, respectively. The fair value of such grants totaled $9.7 million, $6.9 million and $7.3 million in 2018, 2017 and 2016, respectively. Such amounts are recognized as compensation expense over the vesting period of the restricted stock. A summary of the Company’s non-vested restricted stock activity for 2018 is presented below (shares in thousands):

	Shares	Weighted average grant date fair value
Non-vested shares, beginning of year	535	$19.65
Granted	434	22.36
Vested	(216)	(19.28)
Forfeited	(18)	(21.56)
NON-VESTED SHARES, END OF YEAR	735	21.31

At December 31, 2018, the unrecognized compensation expense for non-vested restricted stock totaled $7.7 million which is expected to be recognized over a weighted average period of 2.0 years. At December 31, 2017, the unrecognized compensation expense for non-vested restricted stock totaled $5.5 million. We recognized compensation expense related to restricted stock awards totaling $7.1 million, $6.1 million and $3.1 million in 2018, 2017 and 2016, respectively. The fair value of restricted stock that vested during 2018, 2017 and 2016 was $4.2 million, $2.7 million and $2.1 million, respectively.

Effective January 1, 2017, the Company adopted new authoritative guidance related to several aspects of the accounting for share-based payment transactions, including the accounting policy for forfeiture rate assumptions. Under the new guidance, we elected to account for forfeitures as they occur. The impact of adoption of this provision of the guidance increased additional paid-in capital by $.9 million, decreased retained earnings by $.6 million and increased income tax assets by $.3 million.

Prior to 2017, authoritative guidance required us to estimate the amount of unvested stock-based awards that would be forfeited in future periods and reduce the amount of compensation expense recognized over the applicable service period to reflect such estimate.

In 2018, 2017 and 2016 the Company granted performance units totaling 319,920, 452,900 and 507,976, respectively, pursuant to its long-term incentive plan to certain officers of the Company. The criteria for payment for such awards are based on certain company-wide performance levels that must be achieved within a specified performance time (generally three years), each as defined in the award. The performance units granted in 2018, 2017 and 2016 provide for a payout of up to 200 percent of the award if certain performance thresholds are achieved. Unless antidilutive, the diluted weighted average shares outstanding would reflect the number of performance units expected to be issued, using the treasury stock method.

CNO FINANCIAL GROUP, INC. - Form 10-K   143

PART II
ITEM 8 Consolidated Financial Statements

A summary of the Company’s performance units is presented below (shares in thousands):

	Total shareholder return awards	Operating return on equity awards
Awards outstanding at December 31, 2015	549	549
Granted in 2016	254	254
Additional shares issued pursuant to achieving certain performance criteria(a)	87	65
Shares vested in 2016	(261)	(239)
Forfeited	(59)	(59)
Awards outstanding at December 31, 2016	570	570
Granted in 2017	226	226
Additional shares issued pursuant to achieving certain performance criteria(a)	—	30
Shares vested in 2017	—	(144)
Forfeited	(167)	(53)
Awards outstanding at December 31, 2017	629	629
Granted in 2018	160	160
Additional shares issued pursuant to achieving certain performance criteria(a)	—	123
Shares vested in 2018	(160)	(318)
Forfeited	(61)	(26)
AWARDS OUTSTANDING AT DECEMBER 31, 2018	568	568
(a)

The performance units that vested in 2016, 2017 and 2018 provided for a payout of up to 150 percent, 150 percent and 200 percent, respectively, of the award if certain performance levels were achieved.

The grant date fair value of the performance units awarded was $8.1 million and $11.2 million in 2018 and 2017, respectively. We recognized compensation expense of $12.0 million, $9.0 million and $7.7 million in 2018, 2017 and 2016, respectively, related to the performance units.

As further discussed in the footnote to the consolidated financial statements entitled “Income Taxes”, the Company’s Board of Directors adopted the Section 382 Rights Agreement in 2009 and has amended and extended the Section 382 Rights Agreement on three occasions. The Section 382 Rights Agreement, as amended, is designed to protect shareholder value by preserving the value of our tax assets primarily associated with NOLs. At the time the Section 382 Rights Agreement was adopted, the Company declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of common stock. The dividend was payable on January 30, 2009, to the shareholders of record as of the close of business on that date and a Right is also attached to each share of CNO common stock issued after that date. Pursuant to the Section 382 Rights Agreement, as amended, each Right entitles the shareholder to purchase from the Company one one-thousandth of a share of Series D Junior Participating Preferred Stock, par value $.01 per share (the “Junior Preferred Stock”) of the Company at a price of $90.00 per one one-thousandth of a share of Junior Preferred Stock. The description and terms of the Rights are set forth in the Section 382 Rights Agreement, as amended. The Rights would become exercisable in the event any person or group (subject to certain exemptions) becomes an owner of more than 4.99 percent of the outstanding stock of CNO (a “Threshold Holder”) without the approval of the Board of Directors or an existing shareholder who is currently a Threshold Holder acquires additional shares exceeding one percent of our outstanding shares without prior approval from the Board of Directors.

A reconciliation of net income and shares used to calculate basic and diluted earnings per share is as follows (dollars in millions and shares in thousands):

	2018	2017	2016
NET INCOME (LOSS) FOR DILUTED EARNINGS PER SHARE	$(315.0)	$175.6	$358.2
Shares:
Weighted average shares outstanding for basic earnings per share	165,457	170,025	176,638
Effect of dilutive securities on weighted average shares:
Stock options, restricted stock and performance units	—	2,119	1,685
WEIGHTED AVERAGE SHARES OUTSTANDING FOR DILUTED EARNINGS PER SHARE	165,457	172,144	178,323

In 2018, equivalent common shares of 2,104,000 (related to stock options, restricted stock and performance units) were not included in the diluted weighted average shares outstanding, because their inclusion would have been antidilutive due to the net loss recognized by the Company in such period.

Basic earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding for the period. Restricted shares (including our performance units) are not included in basic earnings per share until vested. Diluted earnings per share reflect the potential dilution that could occur if outstanding stock options were exercised and restricted stock was vested. The dilution from options and restricted shares is calculated using the treasury stock method. Under this method, we assume the proceeds from the exercise of the options (or the unrecognized compensation expense with respect to restricted stock and performance units) will be used to purchase shares of our common stock at the average market price during the period, reducing the dilutive effect of the exercise of the options (or the vesting of the restricted stock and performance units).

144   CNO FINANCIAL GROUP, INC. - Form 10-K

PART II
ITEM 8 Consolidated Financial Statements

12. OTHER OPERATING STATEMENT DATA

Insurance policy income consisted of the following (dollars in millions):

	2018	2017	2016
Direct premiums collected	$4,150.3	$4,013.4	$3,942.7
Reinsurance assumed	27.8	30.2	33.8
Reinsurance ceded	(156.2)	(114.4)	(132.9)
Premiums collected, net of reinsurance	4,021.9	3,929.2	3,843.6
Change in unearned premiums	6.5	19.0	6.2
Less premiums on interest-sensitive life and products without mortality and morbidity risk which are recorded as additions to insurance liabilities	(1,588.5)	(1,445.9)	(1,386.7)
Premiums on traditional products with mortality or morbidity risk	2,439.9	2,502.3	2,463.1
Fees and surrender charges on interest-sensitive products	153.2	145.0	138.0
INSURANCE POLICY INCOME	$2,593.1	$2,647.3	$2,601.1

The four states with the largest shares of 2018 collected premiums were Florida (10 percent), Pennsylvania (6 percent), Texas (5 percent) and Iowa (5 percent). No other state accounted for more than five percent of total collected premiums.

Other operating costs and expenses were as follows (dollars in millions):

	2018	2017	2016
Commission expense	$122.8	$115.6	$110.5
Salaries and wages	233.2	237.3	231.0
Other	458.2	488.6	454.8
TOTAL OTHER OPERATING COSTS AND EXPENSES	$814.2	$841.5	$796.3

Changes in the present value of future profits were as follows (dollars in millions):

	2018	2017	2016
Balance, beginning of year	$359.6	$401.8	$449.0
Amortization	(45.1)	(54.4)	(62.2)
Effect of reinsurance transaction	(60.4)	—	—
Amounts related to changes in unrealized investment gains (losses) on fixed maturities, available for sale	89.5	12.2	15.0
BALANCE, END OF YEAR	$343.6	$359.6	$401.8

Based on current conditions and assumptions as to future events on all policies inforce, the Company expects to amortize approximately 10 percent of the December 31, 2018 balance of the present value of future profits in 2019, 9 percent in 2020, 8 percent in 2021, 8 percent in 2022 and 7 percent in 2023. The discount rate used to determine the amortization of the present value of future profits averaged approximately 5 percent in the years ended December 31, 2018, 2017 and 2016.

In accordance with authoritative guidance, we are required to amortize the present value of future profits in relation to estimated gross profits for interest-sensitive life products and annuity products. Such guidance also requires that estimates of expected gross profits used as a basis for amortization be evaluated regularly, and that the total amortization recorded to date be adjusted by a charge or credit to the statement of operations, if actual experience or other evidence suggests that earlier estimates should be revised.

Changes in deferred acquisition costs were as follows (dollars in millions):

	2018	2017	2016
Balance, beginning of year	$1,026.8	$1,044.7	$1,083.3
Additions	261.8	236.1	242.7
Amortization	(219.2)	(184.9)	(191.1)
Effect of reinsurance transaction	(1.2)	—	—
Amounts related to changes in unrealized investment gains (losses) on fixed maturities, available for sale	254.3	(69.1)	(90.2)
BALANCE, END OF YEAR	$1,322.5	$1,026.8	$1,044.7

CNO FINANCIAL GROUP, INC. - Form 10-K   145

PART II
ITEM 8 Consolidated Financial Statements

13. CONSOLIDATED STATEMENT OF CASH FLOWS

The following disclosures supplement our consolidated statement of cash flows.

The following reconciles net income to net cash provided by operating activities (dollars in millions):

	2018	2017	2016
Cash flows from operating activities:
Net income (loss)	$(315.0)	$175.6	$358.2
Adjustments to reconcile net income to net cash from operating activities:
Amortization and depreciation	292.2	265.4	275.0
Income taxes	18.4	227.5	(11.7)
Insurance liabilities	207.8	464.7	332.8
Accrual and amortization of investment income	14.9	(294.9)	(111.3)
Deferral of policy acquisition costs	(261.7)	(236.1)	(242.7)
Net realized investment (gains) losses	11.3	(50.3)	(8.3)
Net realized gains on the transfer of assets related to reinsurance transaction	(363.4)	—	—
Loss related to reinsurance transactions	1,067.6	—	75.4
Payment to reinsurer pursuant to long-term care business reinsured	(365.0)	—	—
Cash and cash equivalents received upon recapture of reinsurance	—	—	73.6
Loss on extinguishment of borrowings related to variable interest entities	3.8	9.5	—
Other	6.9	71.9	34.7
NET CASH FROM OPERATING ACTIVITIES	$317.8	$633.3	$775.7

The following summarizes the impact of the reinsurance transaction completed on September 27, 2018 (dollars in millions):

Investments transferred	$(3,582.1	)(a)
Cash paid to reinsurer	(365.0)
Accrued interest on investments transferred	(51.6)
Present value of future profits and deferred acquisition costs written-off	(61.6)
Reinsurance receivables	2,818.0
Transaction expenses and other	(14.6)
Release of future loss reserve	189.3
Subtotal	(1,067.6)
Realized gains on investments transferred	363.4
PRE-TAX LOSS RELATED TO REINSURANCE TRANSACTION	$(704.2)
(a)	Such non-cash amounts are not included in the consolidated statement of cash flows.

Other non-cash items not reflected in the investing and financing activities sections of the consolidated statement of cash flows (dollars in millions):

	2018	2017	2016
Stock options, restricted stock and performance units	$24.7	$21.4	$23.0
Market value of investments recaptured in connection with the termination of reinsurance agreements with BRe	—	—	431.1

14. STATUTORY INFORMATION (BASED ON NON-GAAP MEASURES)

Statutory accounting practices prescribed or permitted by regulatory authorities for the Company’s insurance subsidiaries differ from GAAP. The Company’s insurance subsidiaries reported the following amounts to regulatory agencies, after appropriate elimination of intercompany accounts among such subsidiaries (dollars in millions):

	2018	2017
Statutory capital and surplus	$1,652.8	$1,904.4
Asset valuation reserve	233.3	246.8
Interest maintenance reserve	425.0	487.0
TOTAL	$2,311.1	$2,638.2

146   CNO FINANCIAL GROUP, INC. - Form 10-K

PART II
ITEM 8 Consolidated Financial Statements

Statutory capital and surplus included investments in upstream affiliates of $42.6 million at both December 31, 2018 and 2017, which were eliminated in the consolidated financial statements prepared in accordance with GAAP.

Statutory earnings build the capital required by ratings agencies and regulators. Statutory earnings, fees and interest paid by the insurance companies to the parent company create the “cash flow capacity” the parent company needs to meet its obligations, including debt service. The consolidated statutory net income (loss) (a non-GAAP measure) of our insurance subsidiaries was $(293.3) million (including approximately $541 million loss related to a reinsurance transaction), $352.3 million and $256.6 million (including approximately $110 million loss on the recapture of long-term care business) in 2018, 2017 and 2016, respectively. Included in such net income were net realized capital gains (losses), net of income taxes, of $43.8 million, $(9.9) million and $(29.7) million in 2018, 2017 and 2016, respectively. In addition, such net income included pre-tax amounts for fees and interest paid to CNO or its non-life subsidiaries totaling $159.2 million, $158.3 million and $153.9 million in 2018, 2017 and 2016, respectively.

Insurance regulators may prohibit the payment of dividends or other payments by our insurance subsidiaries to parent companies if they determine that such payment could be adverse to our policyholders or contract holders. Otherwise, the ability of our insurance subsidiaries to pay dividends is subject to state insurance department regulations. Insurance regulations generally permit dividends to be paid from statutory earned surplus of the insurance company without regulatory approval for any 12-month period in amounts equal to the greater of (or in some states, the lesser of): (i) statutory net gain from operations or statutory net income for the prior year; or (ii) 10 percent of statutory capital and surplus as of the end of the preceding year. However, as each of the immediate insurance subsidiaries of CDOC, Inc. (“CDOC”, our wholly owned subsidiary and the immediate parent of Washington National and Conseco Life Insurance Company of Texas) has negative earned surplus, any dividend payments from the insurance subsidiaries to CNO requires the prior approval of the director or commissioner of the applicable state insurance department. During 2018, our insurance subsidiaries paid dividends of $213.9 million to CDOC. CDOC made a capital contribution of $265.0 million to its insurance subsidiaries in 2018.

The payment of interest on surplus debentures requires either prior written notice or approval of the director or commissioner of the applicable state insurance department. Dividends and other payments from our non-insurance subsidiaries to CNO or CDOC do not require approval by any regulatory authority or other third party.

In accordance with an order from the Florida Office of Insurance Regulation, Washington National may not distribute funds to any affiliate or shareholder, except pursuant to agreements that have been approved, without prior notice to the Florida Office of Insurance Regulation. In addition, the risk-based capital (“RBC”) and other capital requirements described below can also limit, in certain circumstances, the ability of our insurance subsidiaries to pay dividends.

RBC requirements provide a tool for insurance regulators to determine the levels of statutory capital and surplus an insurer must maintain in relation to its insurance and investment risks and the need for possible regulatory attention. The RBC requirements provide four levels of regulatory attention, varying with the ratio of the insurance company’s total adjusted capital (defined as the total of its statutory capital and surplus, asset valuation reserve and certain other adjustments) to its RBC (as measured on December 31 of each year) as follows: (i) if a company’s total adjusted capital is less than 100 percent but greater than or equal to 75 percent of its RBC, the company must submit a comprehensive plan to the regulatory authority proposing corrective actions aimed at improving its capital position (the “Company Action Level”); (ii) if a company’s total adjusted capital is less than 75 percent but greater than or equal to 50 percent of its RBC, the regulatory authority will perform a special examination of the company and issue an order specifying the corrective actions that must be taken; (iii) if a company’s total adjusted capital is less than 50 percent but greater than or equal to 35 percent of its RBC, the regulatory authority may take any action it deems necessary, including placing the company under regulatory control; and (iv) if a company’s total adjusted capital is less than 35 percent of its RBC, the regulatory authority must place the company under its control. In addition, the RBC requirements provide for a trend test if a company’s total adjusted capital is between 100 percent and 150 percent of its RBC at the end of the year. The trend test calculates the greater of the decrease in the margin of total adjusted capital over RBC: (i) between the current year and the prior year; and (ii) for the average of the last 3 years. It assumes that such decrease could occur again in the coming year. Any company whose trended total adjusted capital is less than 95 percent of its RBC would trigger a requirement to submit a comprehensive plan as described above for the Company Action Level. The 2018 statutory annual statements of each of our insurance subsidiaries reflect total adjusted capital in excess of the levels that would subject our subsidiaries to any regulatory action.

In addition, although we are under no obligation to do so, we may elect to contribute additional capital or retain greater amounts of capital to strengthen the surplus of certain insurance subsidiaries. Any election to contribute or retain additional capital could impact the amounts our insurance subsidiaries pay as dividends to the holding company. The ability of our insurance subsidiaries to pay dividends is also impacted by various criteria established by rating agencies to maintain or receive higher ratings and by the capital levels that we target for our insurance subsidiaries.

At December 31, 2018, the consolidated RBC ratio of our insurance subsidiaries exceeded the minimum RBC requirement included in our Revolving Credit Agreement. See the note to the consolidated financial statements entitled “Notes Payable -Direct Corporate Obligations” for further discussion of various financial ratios and balances we are required to maintain. We calculate the consolidated RBC ratio by assuming all of the assets, liabilities, capital and surplus and other aspects of the business of our insurance subsidiaries are combined together in one insurance subsidiary, with appropriate intercompany eliminations.

CNO FINANCIAL GROUP, INC. - Form 10-K   147

PART II
ITEM 8 Consolidated Financial Statements

15. BUSINESS SEGMENTS

The Company manages its business through the following operating segments: Bankers Life, Washington National and Colonial Penn, which are defined on the basis of product distribution; long-term care in run-off; and corporate operations, comprised of holding company activities and certain noninsurance company businesses. On September 27, 2018, the Company completed a long-term care reinsurance transaction pursuant to which its wholly-owned subsidiary, Bankers Life, entered into an agreement to cede all of its legacy (prior to 2003) comprehensive and nursing home long-term care policies (with statutory reserves of $2.7 billion) through 100% indemnity coinsurance, as further described in the note to the consolidated financial statements entitled “Summary of Significant Accounting Policies - Reinsurance”. In anticipation of the reinsurance agreement, the Company reorganized its business segments to move the block to be ceded from the “Bankers Life segment” to the “Long-term care in run-off segment” in the third quarter of 2018. All prior period segment disclosures have been revised to conform to management’s current view of the Company’s operating segments.

We measure segment performance by excluding the loss related to reinsurance transactions, net realized investment gains (losses), fair value changes in embedded derivative liabilities (net of related amortization), fair value changes and amendment in the agent deferred compensation plan, income taxes and other non-operating items consisting primarily of earnings attributable to VIEs (“pre-tax operating earnings”) because we believe that this performance measure is a better indicator of the ongoing business and trends in our business. Our primary investment focus is on investment income to support our liabilities for insurance products as opposed to the generation of net realized investment gains (losses), and a long-term focus is necessary to maintain profitability over the life of the business.

The loss related to reinsurance transactions, net realized investment gains (losses), fair value changes in embedded derivative liabilities (net of related amortization), fair value changes and amendment in the agent deferred compensation plan and other non-operating items consisting primarily of earnings attributable to VIEs depend on market conditions or represent unusual items that do not necessarily relate to the underlying business of our segments. Net realized investment gains (losses) and fair value changes in embedded derivative liabilities (net of related amortization) may affect future earnings levels since our underlying business is long-term in nature and changes in our investment portfolio may impact our ability to earn the assumed interest rates needed to maintain the profitability of our business.

148   CNO FINANCIAL GROUP, INC. - Form 10-K

PART II
ITEM 8 Consolidated Financial Statements

Operating information by segment was as follows (dollars in millions):

	2018	2017	2016
Revenues:
Bankers Life:
Insurance policy income:
Annuities	$18.5	$20.3	$22.0
Health	1,023.3	1,038.2	1,035.2
Life	416.7	415.2	393.0
Net investment income(a)	762.9	918.2	751.5
Fee revenue and other income(a)	51.9	44.1	34.4
Total Bankers Life revenues	2,273.3	2,436.0	2,236.1
Washington National:
Insurance policy income:
Annuities	1.4	2.1	2.9
Health	658.9	642.9	627.9
Life	27.3	26.4	25.0
Net investment income(a)	259.8	270.2	259.3
Fee revenue and other income(a)	.9	1.0	1.3
Total Washington National revenues	948.3	942.6	916.4
Colonial Penn:
Insurance policy income:
Health	1.7	2.1	2.6
Life	296.9	289.7	278.8
Net investment income(a)	44.6	44.4	44.2
Fee revenue and other income(a)	1.8	1.3	1.1
Total Colonial Penn revenues	345.0	337.5	326.7
Long-term care in run-off:
Insurance policy income - health	148.4	210.4	213.7
Net investment income(a)	172.7	223.7	194.7
Total Long-term care in run-off revenues	321.1	434.1	408.4
Corporate operations:
Net investment income	(5.6)	35.5	16.6
Fee revenue and other income	6.7	8.5	10.0
Total corporate revenues	1.1	44.0	26.6
Total revenues	$3,888.8	$4,194.2	$3,914.2

(continued on next page)

CNO FINANCIAL GROUP, INC. - Form 10-K   149

PART II
ITEM 8 Consolidated Financial Statements

(continued from previous page)

	2018	2017	2016
Expenses:
Bankers Life:
Insurance policy benefits	$1,311.9	$1,474.9	$1,283.2
Amortization	171.3	153.3	163.9
Interest expense on investment borrowings	29.7	19.8	13.2
Other operating costs and expenses	419.8	420.5	400.2
Total Bankers Life expenses	1,932.7	2,068.5	1,860.5
Washington National:
Insurance policy benefits	556.5	581.1	561.7
Amortization	55.8	58.8	59.1
Interest expense on investment borrowings	10.8	6.3	3.7
Other operating costs and expenses	203.3	198.1	189.0
Total Washington National expenses	826.4	844.3	813.5
Colonial Penn:
Insurance policy benefits	207.2	199.6	201.9
Amortization	17.8	16.3	15.3
Interest expense on investment borrowings	1.4	.9	.6
Other operating costs and expenses	103.8	98.1	107.2
Total Colonial Penn expenses	330.2	314.9	325.0
Long-term care in run-off:
Insurance policy benefits	271.3	344.2	355.0
Amortization	7.0	10.3	12.6
Other operating costs and expenses	19.9	26.5	22.4
Total Long-term care in run-off expenses	298.2	381.0	390.0
Corporate operations:
Interest expense on corporate debt	48.0	46.5	45.8
Other operating costs and expenses	72.1	84.3	69.1
Total corporate expenses	120.1	130.8	114.9
Total expenses	3,507.6	3,739.5	3,503.9
Pre-tax operating earnings by segment:
Bankers Life	340.6	367.5	375.6
Washington National	121.9	98.3	102.9
Colonial Penn	14.8	22.6	1.7
Long-term care in run-off	22.9	53.1	18.4
Corporate operations	(119.0)	(86.8)	(88.3)
PRE-TAX OPERATING EARNINGS	$381.2	$454.7	$410.3
(a)	It is not practicable to provide additional components of revenue by product or services.

150   CNO FINANCIAL GROUP, INC. - Form 10-K

PART II
ITEM 8 Consolidated Financial Statements

A reconciliation of segment revenues and expenses to consolidated revenues and expenses and net income is as follows (dollars in millions):

	2018	2017	2016
Total segment revenues	$3,888.8	$4,194.2	$3,914.2
Net realized investment gains (losses)	(11.3)	50.3	8.3
Net realized gains on the transfer of assets related to reinsurance transaction	363.4	—	—
Revenues related to earnings attributable to VIEs	67.4	52.7	52.6
Fee revenue related to transition and support services agreements	5.2	—	10.0
Consolidated revenues	4,313.5	4,297.2	3,985.1
Total segment expenses	3,507.6	3,739.5	3,503.9
Insurance policy benefits - fair value changes in embedded derivative liabilities	(68.3)	2.9	(11.3)
Amortization related to fair value changes in embedded derivative liabilities	12.8	(.4)	1.7
Amortization related to net realized investment gains (losses)	(.4)	1.0	.7
Expenses attributable to VIEs	65.8	61.5	54.6
Fair value changes and amendment related to agent deferred compensation plan	(11.9)	12.2	(3.1)
Loss related to reinsurance transactions	1,067.6	—	75.4
Expenses related to transition and support services agreements	5.1	—	10.0
Consolidated expenses	4,578.3	3,816.7	3,631.9
Income (loss) before tax	(264.8)	480.5	353.2
Income tax expense (benefit):
Tax expense (benefit) on period income (loss)	(57.6)	162.8	127.8
Valuation allowance for deferred tax assets and other tax items	107.8	142.1	(132.8)
NET INCOME (LOSS)	$(315.0)	$175.6	$358.2

Segment balance sheet information was as follows (dollars in millions):

	2018	2017
Assets:
Bankers Life	$17,457.0	$17,474.5
Washington National	7,385.0	7,674.3
Colonial Penn	1,031.3	1,059.3
Long-term care in run-off	3,419.9	4,353.3
Corporate operations	2,146.6	2,548.9
TOTAL ASSETS	$31,439.8	$33,110.3
Liabilities:
Bankers Life	$15,262.0	$14,747.6
Washington National	6,079.2	6,101.5
Colonial Penn	940.0	921.0
Long-term care in run-off	3,348.8	3,864.4
Corporate operations	2,438.9	2,628.3
TOTAL LIABILITIES	$28,068.9	$28,262.8

CNO FINANCIAL GROUP, INC. - Form 10-K   151

PART II
ITEM 8 Consolidated Financial Statements

The following table presents selected financial information of our segments (dollars in millions):

Segment	Present value of future profits	Deferred acquisition costs	Insurance liabilities
2018
Bankers Life	$86.5	$863.2	$13,714.6
Washington National	226.9	342.7	5,556.1
Colonial Penn	30.2	116.6	845.7
Long-term care in run-off	—	—	3,340.3
TOTAL	$343.6	$1,322.5	$23,456.7
2017
Bankers Life	$81.1	$606.5	$13,257.2
Washington National	243.7	310.8	5,590.7
Colonial Penn	34.8	109.5	834.4
Long-term care in run-off	—	—	3,856.7
TOTAL	$359.6	$1,026.8	$23,539.0

16. QUARTERLY FINANCIAL DATA (UNAUDITED)

We compute earnings per common share for each quarter independently of earnings per share for the year. The sum of the quarterly earnings per share may not equal the earnings per share for the year because of: (i) transactions affecting the weighted average number of shares outstanding in each quarter; and (ii) the uneven distribution of earnings during the year. Quarterly financial data (unaudited) were as follows (dollars in millions, except per share data):

2018	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.
Revenues	$1,007.8	$1,046.3	$1,481.2	$778.2
Income (loss) before income taxes	$108.1	$129.8	$(539.8)	$37.1
Income tax expense (benefit)	23.8	27.6	(10.0)	8.8
NET INCOME (LOSS)	$84.3	$102.2	$(529.8)	$28.3
Earnings per common share:
Basic:
Net income (loss)	$.50	$.62	$(3.22)	$.17
Diluted:
Net income (loss)	$.50	$.61	$(3.22)	$.17
2017	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr. (a)
Revenues	$1,070.7	$1,057.1	$1,079.3	$1,090.1
Income before income taxes	$96.7	$128.5	$129.9	$125.4
Income tax expense	34.4	45.1	29.1	196.3
NET INCOME (LOSS)	$62.3	$83.4	$100.8	$(70.9)
Earnings per common share:
Basic:
Net income (loss)	$.36	$.49	$.60	$(.42)
Diluted:
Net income (loss)	$.36	$.48	$.59	$(.42)
(a)	In the fourth quarter of 2017, our net loss reflected the unfavorable impact of $172.5 million related to the Tax Reform Act which was enacted in December 2017.

152   CNO FINANCIAL GROUP, INC. - Form 10-K

PART II
ITEM 8 Consolidated Financial Statements

17. INVESTMENTS IN VARIABLE INTEREST ENTITIES

We have concluded that we are the primary beneficiary with respect to certain VIEs, which are consolidated in our financial statements. In consolidating the VIEs, we consistently use the financial information most recently distributed to investors in the VIE.

All of the VIEs are collateralized loan trusts that were established to issue securities to finance the purchase of corporate loans and other permitted investments. The assets held by the trusts are legally isolated and not available to the Company. The liabilities of the VIEs are expected to be satisfied from the cash flows generated by the underlying loans held by the trusts, not from the assets of the Company. During 2017 and 2016, VIEs that were required to be consolidated were dissolved. We recognized losses of $4.3 million and $7.3 million during 2017 and 2016, respectively, representing the difference between the borrowings of such VIEs and the contractual distributions required following the liquidation of the underlying assets. The scheduled repayment of the remaining principal balance of the borrowings related to the VIEs are as follows: $3.6 million in 2019; $2.1 million in 2020; $27.6 million in 2021; $99.7 million in 2022; $340.5 million in 2023; $314.1 million in 2024; $183.3 million in 2025; $120.1 million in 2026; $63.4 million in 2027; $268.7 million in 2028; and $7.0 million in 2030. The Company has no financial obligation to the VIEs beyond its investment in each VIE.

Certain of our subsidiaries are noteholders of the VIEs. Another subsidiary of the Company is the investment manager for the VIEs. As such, it has the power to direct the most significant activities of the VIEs which materially impacts the economic performance of the VIEs.

The following table provides supplemental information about the assets and liabilities of the VIEs which have been consolidated (dollars in millions):

	December 31, 2018
	VIEs	Eliminations	Net effect on consolidated balance sheet
ASSETS:
Investments held by variable interest entities	$1,468.4	$—	$1,468.4
Notes receivable of VIEs held by subsidiaries	—	(142.8)	(142.8)
Cash and cash equivalents held by variable interest entities	62.4	—	62.4
Accrued investment income	2.3	—	2.3
Income tax assets, net	15.3	—	15.3
Other assets	5.3	(2.6)	2.7
TOTAL ASSETS	$1,553.7	$(145.4)	$1,408.3
LIABILITIES:
Other liabilities	$53.9	$(5.3)	$48.6
Borrowings related to variable interest entities	1,417.2	—	1,417.2
Notes payable of VIEs held by subsidiaries	155.2	(155.2)	—
TOTAL LIABILITIES	$1,626.3	$(160.5)	$1,465.8

	December 31, 2017
	VIEs	Eliminations	Net effect on consolidated balance sheet
ASSETS:
Investments held by variable interest entities	$1,526.9	$—	$1,526.9
Notes receivable of VIEs held by insurance subsidiaries	—	(155.5)	(155.5)
Cash and cash equivalents held by variable interest entities	178.9	—	178.9
Accrued investment income	2.6	(.1)	2.5
Income tax assets, net	.7	—	.7
Other assets	10.0	(1.5)	8.5
TOTAL ASSETS	$1,719.1	$(157.1)	$1,562.0
LIABILITIES:
Other liabilities	$158.3	$(4.4)	$153.9
Borrowings related to variable interest entities	1,410.7	—	1,410.7
Notes payable of VIEs held by insurance subsidiaries	167.6	(167.6)	—
TOTAL LIABILITIES	$1,736.6	$(172.0)	$1,564.6

CNO FINANCIAL GROUP, INC. - Form 10-K   153

PART II
ITEM 8 Consolidated Financial Statement

The following table provides supplemental information about the revenues and expenses of the VIEs which have been consolidated in accordance with authoritative guidance, after giving effect to the elimination of our investment in the VIEs and investment management fees earned by a subsidiary of the Company (dollars in millions):

	2018	2017	2016
REVENUES:
Net investment income – policyholder and other special-purpose portfolios	$81.5	$69.8	$78.9
Fee revenue and other income	7.6	5.9	6.4
Total revenues	89.1	75.7	85.3
EXPENSES:
Interest expense	59.9	50.2	53.1
Other operating expenses	2.1	1.8	1.5
Total expenses	62.0	52.0	54.6
Income before net realized investment losses and income taxes	27.1	23.7	30.7
Net realized investment losses	(3.6)	(5.6)	(20.4)
Loss on extinguishment of borrowings	(3.8)	(9.5)	—
INCOME BEFORE INCOME TAXES	$19.7	$8.6	$10.3
The investment portfolios held by the VIEs are primarily comprised of commercial bank loans to corporate obligors which are almost entirely rated below-investment grade. At December 31, 2018, such loans had an amortized cost of $1,534.2 million; gross unrealized gains of $1.2 million; gross unrealized losses of $67.0 million; and an estimated fair value of $1,468.4 million.

The following table sets forth the amortized cost and estimated fair value of the investments held by the VIEs at December 31, 2018, by contractual maturity. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties.

(Dollars in millions)	Amortized cost	Estimated fair value
Due after one year through five years	$621.9	$594.5
Due after five years through ten years	912.3	873.9
TOTAL	$1,534.2	$1,468.4

The following table sets forth the amortized cost and estimated fair value of those investments held by the VIEs with unrealized losses at December 31, 2018, by contractual maturity. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties.

(Dollars in millions)	Amortized cost	Estimated fair value
Due after one year through five years	$615.6	$587.0
Due after five years through ten years	904.7	866.3
TOTAL	$1,520.3	$1,453.3

During 2018, the VIEs recognized net realized investment losses of $3.6 million from the sales of fixed maturities. During 2017, the VIEs recognized net realized investment losses of $5.6 million which were comprised of: (i) $1.2 million of net gains from the sales of fixed maturities; (ii) $4.3 million of losses on the dissolution of VIEs; and (iii) $2.5 million of writedowns of investments for other than temporary declines in fair value recognized through net income. During 2016, the VIEs recognized net realized investment losses of $20.4 million which were comprised of: (i) $11.9 million of net losses from the sales of fixed maturities; (ii) a $7.3 million loss on the dissolution of a VIE; and (iii) $1.2 million of writedowns of investments for other than temporary declines in fair value recognized through net income.

At December 31, 2018, there were no investments held by the VIEs that were in default.

During 2018, $57.2 million of investments held by the VIEs were sold which resulted in gross investment losses (before income taxes) of $3.8 million. During 2017, $109.6 million of investments held by the VIEs were sold which resulted in gross investment losses (before income taxes) of $3.0 million. During 2016, $192.2 million of investments held by the VIEs were sold which resulted in gross investment losses (before income taxes) of $20.3 million.

At December 31, 2018, the VIEs held: (i) investments with a fair value of $1,315.7 million and gross unrealized losses of $55.7 million that had been in an unrealized loss position for less than twelve months; and (ii) investments with a fair value of $137.6 million and gross unrealized losses of $11.3 million that had been in an unrealized loss position for greater than twelve months.

At December 31, 2017, the VIEs held: (i) investments with a fair value of $445.4 million and gross unrealized losses of $4.9 million that had been in an unrealized loss position for less than twelve months; and (ii) investments with a fair value of $28.4 million and gross unrealized losses of $1.7 million that had been in an unrealized loss position for greater than twelve months.

The investments held by the VIEs are evaluated for other-than-temporary declines in fair value in a manner that is consistent with the Company’s fixed maturities, available for sale.

154   CNO FINANCIAL GROUP, INC. - Form 10-K

PART II
ITEM 9A Controls and Procedures

ITEM 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

ITEM 9A.	Controls and Procedures.

Evaluation of Disclosure Controls and Procedures. CNO’s management, under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of CNO’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended). Based on its evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2018, CNO’s disclosure controls and procedures were effective to ensure that information required to be disclosed by CNO in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures are also designed to reasonably assure that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Limitations on the Effectiveness of Controls. Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls over financial reporting will prevent all error and fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures. Based on our controls evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of the end of the period covered by this annual report, our disclosure controls and procedures were effective to provide reasonable assurance that: (i) the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and (ii) material information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control Over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control - Integrated Framework (2013), our management concluded that our internal control over financial reporting was effective as of December 31, 2018.

The effectiveness of our internal control over financial reporting as of December 31, 2018 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Changes to Internal Control Over Financial Reporting. There were no changes in the Company’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) during the quarter ended December 31, 2018, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

CNO FINANCIAL GROUP, INC. - Form 10-K   155

PART II
ITEM 9B Other Information

ITEM 9B.	Other Information.

On February 20, 2019, the CNO Board of Directors (the “Board”) amended and restated the Company’s By-Laws to implement proxy access and to update the notice, procedural, disclosure and other requirements for stockholder nominations and proposals of business not intended to be included in the Company’s proxy statement for an annual meeting of stockholders. In particular, the By-Laws were amended to include a new Article II, Section 12, which permits a stockholder or group of up to 20 stockholders owning 3% or more of the Company’s common stock continuously for at least three years to nominate for election to the Board, and include in the Company’s proxy materials for its annual meeting of stockholders, nominees constituting up to the greater of 20% of the number of directors then serving on the Board (rounding down to the closest whole number) or two individuals, subject to certain limitations and provided that such nominating stockholder(s) and nominee(s) satisfy the applicable requirements specified in the By-Laws. In connection with the Company’s adoption of proxy access and in order to ensure full disclosure for all director nominations and proposals, the Company’s By-Laws were also amended to require any notice provided pursuant to Article II, Section 11 and Article III, Section 5(b) (the Company’s traditional advance notice provisions) to disclose additional information regarding each person proposed for nomination for election as a director, the stockholder giving the notice, and the beneficial owner, if any, on whose behalf the nomination or proposal is made, including disclosure of securities ownership, derivative and short positions and certain interests, as well as to make other non-substantive changes.

The foregoing description is qualified in its entirety by reference to the Amended and Restated By-Laws that are attached hereto as Exhibit 3.2 and incorporated herein by reference.

156   CNO FINANCIAL GROUP, INC. - Form 10-K

PART III

ITEM 10.	Directors, Executive Officers and Corporate Governance.

We will provide information that is responsive to this Item 10 in our definitive proxy statement or in an amendment to this Annual Report not later than 120 days after the end of the fiscal year covered by this Annual Report. That information is incorporated by reference into this Item 10. Additional information called for by this item is contained in Part I of this Annual Report under the caption “Executive Officers of the Registrant.”

ITEM 11.	Executive Compensation.

We will provide information that is responsive to this Item 11 in our definitive proxy statement or in an amendment to this Annual Report not later than 120 days after the end of the fiscal year covered by this Annual Report. That information is incorporated by reference into this Item 11.

ITEM 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

We will provide information that is responsive to this Item 12 in our definitive proxy statement or in an amendment to this Annual Report not later than 120 days after the end of the fiscal year covered by this Annual Report. That information is incorporated by reference into this Item 12.

ITEM 13.	Certain Relationships and Related Transactions, and Director Independence.

We will provide information that is responsive to this Item 13 in our definitive proxy statement or in an amendment to this Annual Report not later than 120 days after the end of the fiscal year covered by this Annual Report. That information is incorporated by reference into this Item 13.

ITEM 14.	Principal Accountant Fees and Services.

We will provide information that is responsive to this Item 14 in our definitive proxy statement or in an amendment to this Annual Report not later than 120 days after the end of the fiscal year covered by this Annual Report. That information is incorporated by reference into this Item 14.

CNO FINANCIAL GROUP, INC. - Form 10-K   157

PART IV

ITEM 15.	Exhibits and Financial Statement Schedules.

			Page
(a)	1.	Financial Statements. See Index to Consolidated Financial Statements for a list of financial statements included in this Report	95
	2.	Financial Statement Schedules:
		Schedule II — Condensed Financial Information of Registrant (Parent Company)
		Balance Sheet at December 31, 2018 and 2017	160
		Statement of Operations for the years ended December 31, 2018, 2017 and 2016	160
		Statement of Cash Flows for the years ended December 31, 2018, 2017 and 2016	161
		Notes to Condensed Financial Information	162
		Schedule IV — Reinsurance for the years ended December 31, 2018, 2017 and 2016	162

All other schedules are omitted, either because they are not applicable, not required, or because the information they contain is included elsewhere in the consolidated financial statements or notes.

3. Exhibits. See Exhibit Index immediately preceding the Exhibits filed with this report.

ITEM 16.	Form 10-K Summary.

None.

158   CNO FINANCIAL GROUP, INC. - Form 10-K

PART IV
Signature

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CNO FINANCIAL GROUP, INC.
Dated: February 25, 2019
By: /s/ Gary C. Bhojwani
Gary C. Bhojwani
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title (Capacity)	Date
/s/ GARY C. BHOJWANI	Director and Chief Executive Officer	February 25, 2019
Gary C. Bhojwani	(Principal Executive Officer)
/s/ ERIK M. HELDING	Executive Vice President and Chief Financial Officer	February 25, 2019
Erik M. Helding	(Principal Financial Officer)
/s/ JOHN R. KLINE	Senior Vice President and Chief Accounting Officer	February 25, 2019
John R. Kline	(Principal Accounting Officer)
/s/ ELLYN L. BROWN	Director	February 25, 2019
Ellyn L. Brown
/s/ STEPHEN DAVID	Director	February 25, 2019
Stephen David
/s/ ROBERT C. GREVING	Director	February 25, 2019
Robert C. Greving
/s/ MARY R. HENDERSON	Director	February 25, 2019
Mary R. Henderson
/s/ CHARLES J. JACKLIN	Director	February 25, 2019
Charles J. Jacklin
/s/ DANIEL R. MAURER	Director	February 25, 2019
Daniel R. Maurer
/s/ NEAL C. SCHNEIDER	Director	February 25, 2019
Neal C. Schneider
/s/ FREDERICK J. SIEVERT	Director	February 25, 2019
Frederick J. Sievert

CNO FINANCIAL GROUP, INC. - Form 10-K   159

PART IV
SCHEDULE II Condensed Financial Information of Registrant (Parent Company)

SCHEDULE II	Condensed Financial Information of Registrant (Parent Company)

Balance Sheet as of December 31, 2018 and 2017

(Dollars in millions)	2018	2017
ASSETS
Cash and cash equivalents - unrestricted	$205.9	$161.1
Equity securities at fair value (cost: 2018 - $20.3; 2017 - $225.7)	20.0	243.6
Investment in wholly-owned subsidiaries (eliminated in consolidation)	4,115.6	5,440.7
Income tax assets, net	137.1	129.6
Receivable from subsidiaries (eliminated in consolidation)	4.6	6.3
Other assets	1.7	12.7
TOTAL ASSETS	$4,484.9	$5,994.0
LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Notes payable	$916.8	$914.6
Payable to subsidiaries (eliminated in consolidation)	135.7	143.0
Other liabilities	61.5	88.9
Total liabilities	1,114.0	1,146.5
Commitments and Contingencies
Shareholders’ equity:
Common stock and additional paid-in capital ($0.01 par value, 8,000,000,000 shares authorized, shares issued and outstanding: 2018 - 162,201,692; 2017 - 166,857,931)	2,996.6	3,075.0
Accumulated other comprehensive income	177.7	1,212.1
Retained earnings	196.6	560.4
TOTAL SHAREHOLDERS’ EQUITY	3,370.9	4,847.5
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$4,484.9	$5,994.0

The accompanying notes are an integral part of the condensed financial statements.

SCHEDULE II	Condensed Financial Information of Registrant (Parent Company)

Statement of Operations for the years ended December 31, 2018, 2017 and 2016

(Dollars in millions)	2018	2017	2016
Revenues:
Net investment income	$14.3	$14.2	$15.6
Net realized investment gains (losses)	(4.3)	2.4	17.7
Total revenues	10.0	16.6	33.3
Expenses:
Interest expense	48.0	46.5	45.8
Intercompany expenses (eliminated in consolidation)	2.9	1.7	.9
Operating costs and expenses	40.0	75.4	48.2
Total expenses	90.9	123.6	94.9
Loss before income taxes and equity in undistributed earnings of subsidiaries	(80.9)	(107.0)	(61.6)
Income tax expense (benefit)	(20.8)	27.4	(54.6)
Loss before equity in undistributed earnings of subsidiaries	(60.1)	(134.4)	(7.0)
Equity in undistributed earnings (losses) of subsidiaries (eliminated in consolidation)	(254.9)	310.0	365.2
NET INCOME (LOSS)	$(315.0)	$175.6	$358.2

The accompanying notes are an integral part of the condensed financial statements.

160   CNO FINANCIAL GROUP, INC. - Form 10-K

PART IV
SCHEDULE II Condensed Financial Information of Registrant (Parent Company)

SCHEDULE II	Condensed Financial Information of Registrant (Parent Company)

Statement of Cash Flows for the years ended December 31, 2018, 2017 and 2016

(Dollars in millions)	2018	2017	2016
Cash flows from operating activities	$(107.2)	$(181.8)	$(110.7)
Cash flows from investing activities:
Sales of investments	250.1	54.9	305.0
Purchases of investments	(30.9)	(123.6)	(198.4)
Net sales of trading securities	8.3	9.1	12.0
Dividends received from consolidated subsidiary, net of capital contributions of $265.0 in 2018, nil in 2017 and $200.0 in 2016*	(40.1)	363.5	92.5
Net cash provided by investing activities	187.4	303.9	211.1
Cash flows from financing activities:
Issuance of common stock	3.9	8.3	8.4
Payments to repurchase common stock	(108.0)	(168.3)	(210.0)
Common stock dividends paid	(64.8)	(59.6)	(54.8)
Issuance of notes payable to affiliates*	227.7	310.8	217.1
Payments on notes payable to affiliates*	(94.2)	(158.3)	(83.9)
Net cash used by financing activities	(35.4)	(67.1)	(123.2)
Net increase (decrease) in cash and cash equivalents	44.8	55.0	(22.8)
Cash and cash equivalents, beginning of the year	161.1	106.1	128.9
CASH AND CASH EQUIVALENTS, END OF THE YEAR	$205.9	$161.1	$106.1
*	Eliminated in consolidation

The accompanying notes are an integral part of the condensed financial statements.

CNO FINANCIAL GROUP, INC. - Form 10-K   161

PART IV
SCHEDULE II Condensed Financial Information of Registrant (Parent Company)

SCHEDULE II Notes to Condensed Financial Information

1. Basis of Presentation

The condensed financial information should be read in conjunction with the consolidated financial statements of CNO Financial Group, Inc. The condensed financial information includes the accounts and activity of the parent company.

SCHEDULE IV Reinsurance

for the years ended December 31, 2018, 2017 and 2016

(Dollars in millions)	2018	2017	2016
Life insurance inforce:
Direct	$27,662.8	$27,154.3	$27,048.1
Assumed	114.4	120.5	128.7
Ceded	(3,321.3)	(3,452.6)	(3,604.0)
NET INSURANCE INFORCE	$24,455.9	$23,822.2	$23,572.8
PERCENTAGE OF ASSUMED TO NET	.5%	.5%	.5%

	2018	2017	2016
Insurance policy income:
Direct	$2,556.4	$2,576.9	$2,553.0
Assumed	28.0	30.4	34.0
Ceded	(144.5)	(105.0)	(123.9)
NET PREMIUMS	$2,439.9	$2,502.3	$2,463.1
PERCENTAGE OF ASSUMED TO NET	1.1%	1.2%	1.4%

162   CNO FINANCIAL GROUP, INC. - Form 10-K

Directors of CNO Financial Group, Inc.

Daniel R. Maurer (Chair)
Retired Executive,
Intuit Inc.

Gary C. Bhojwani
Chief Executive Officer,
CNO Financial Group, Inc.

Ellyn L. Brown
Retired Principal,
Brown & Associates

Stephen David
Senior Advisor,
The Boston Consulting Group

Robert C. Greving
Retired Executive Vice President,
Chief Financial Officer and Chief Actuary,
Unum Group

Mary R. (Nina) Henderson
Managing Partner,
Henderson Advisory

Charles J. Jacklin
Retired Chairman,
Mellon Capital
Management Corporation

Neal C. Schneider
Former Chairman of the Board,
PMA Capital Corporation

Frederick J. Sievert
Retired President,
New York Life Insurance Company

Investor Information

Meeting of Shareholders
Our annual meeting of shareholders will be held at 8:00 a.m. (EDT) on May 10, 2019, in the auditorium of CNO Financial Group headquarters at 11825 N. Pennsylvania Street, Carmel, Indiana. This information is included in the meeting notice, proxy statement, and form of proxy sent to each shareholder with this annual report. You may vote your proxy by executing and returning your form of proxy. If a brokerage firm holds your shares, you may be able to vote over the internet or by telephone; consult your broker for information.

Shareholder Services
If you are a registered shareholder and have a question about your account, or if you would like to report a change in your name or address, please call CNO Financial’s transfer agent, American Stock Transfer & Trust Company LLC, at (800) 937-5449 or (718) 921-8124. Shareholders may reach American Stock Transfer at astfinancial.com, by email to help@astfinancial.com, or by mail:

AST
Operations Center
6201 15th Avenue
Brooklyn, NY 11219

Ways to Learn More About Us
Investor Hotline: Call (800) 426-6732 or (317) 817-2893 to receive annual reports, Form 10-Ks, Form 10-Qs, and other documents by mail or to speak with an investor relations representative.

Email: Contact us at ir@CNOinc.com to ask questions or request materials.

Quarterly Reporting
To receive CNO Financial quarterly results as soon as they are announced, please sign up for CNO Financial mailing list by contacting the investor relations department or visit investor.CNOinc.com.

Copies of this Report
To obtain additional copies of this report or to receive other free investor materials, contact the investor relations department. To view these reports online, please visit investor.CNOinc.com.

Stock Information
CNO Financial Group common stock is listed on the New York Stock Exchange (trading symbol: CNO).

CNO Financial Group, Inc.

11825 N. Pennsylvania Street
Carmel, IN 46032
(317) 817-6100

CNOinc.com

© 2019 CNO Financial Group, Inc.
(03/19) 190122